Form 20-F
period 2017-12-31
Netshoes (Cayman) Ltd.
filed 2018-03-29
CIK 1562767

As filed with the Securities and Exchange Commission on March 28, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact Name of Registrant as Specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo – SP, Brazil

(Address of principal executive offices)

Marcio Kumruian

Chief Executive Officer

Tel.:  +55 11 3028-8298, Email:  ir@netshoes.com

Rua Vergueiro 961, Liberdade

01504-001 São Paulo – SP, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, nominal value of US$0.0033	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017	31,056,244 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

ii

PART I

INTRODUCTION

Certain Definitions

Unless otherwise indicated, all references herein to “Netshoes,” “we,” “us” and “our company” refer to Netshoes (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries. References to “NS2” are to our subsidiary NS2.com Internet S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. References to “common shares” refer to the common shares of Netshoes (Cayman) Limited, except where the context requires otherwise. The term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil; all references to “U.S. dollar,” “U.S. dollars,” or “US$” are to U.S. dollars, the official currency of the United States, all references to “Argentine peso,” or “ARS” are to the Argentine peso, the official currency of Argentina, and all references to “Mexican peso,” or “MXN” are to the Mexican peso, the official currency of Mexico.

Financial Information

The financial information contained in this annual report derives from our audited consolidated financial statements as of December 31, 2016 and 2017 and for the fiscal years ended December 31, 2015, 2016 and 2017. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Brazilian Central Bank (Banco Central do Brasil) on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Brazilian Central Bank offer exchange rate published on December 31, 2017, which was R$3.3080 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

Market Data

This annual report includes statistical and other industry and market data that we obtained from industry publications and research, government and non-government organization reports, surveys and studies conducted by third parties, including data and information we obtained from, e-Bit, Euromonitor International, IBOPE DTM, among others, and data derived from management’s knowledge and our experience in the industries in which we operate. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data.

Rounding

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations or percentages of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

•	our ability to continuously record profits and positive operating cash flows;

•	the growth of eCommerce;

•	the inherent risks related to eCommerce, such as the interruption or failure of our computer or information technology systems;

•	reliance on one third-party data hosting service providers;

•	the efficient operation of our distribution centers;

•	our dependence on key suppliers and third-party couriers;

•	logistics and transportation challenges;

•	our ability to appropriately manage our working capital needs;

•	the inherent risks of the lines of business into which we are expanding;

•	our ability to innovate and respond to technological advances and changing customer demands and shopping patterns;

•	current competition and the emergence of new market participants in our industry;

•	the maintenance of tax incentives;

•	our ability to attract and retain qualified personnel;

•	failure to enhance our brand recognition or maintain a positive public image;

•	failure to protect our intellectual property rights;

•	the occurrence of natural disasters that could have a material adverse effect on our business;

•	impacts of future legislation changes on our business;

•	the macroeconomic, political and business environment in the countries where we operate and their impact on our business, notably with respect to inflation, exchange rates, interest rates;

•	our ability to maintain our classification as an emerging growth company under the JOBS Act; and

•	the other factors discussed under section “Risk factors” in this annual report on Form 20-F.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this annual report on Form 20-F, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report on Form 20-F not to occur.

Our forward-looking statements speak only as of the date of this annual report on Form 20-F or as of the date they are made, and except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

Glossary of Certain Terms Used in this Annual Report

Unless the context otherwise requires, references in this annual report on Form 20-F to:

•	“active customers” mean customers who made purchases online with us during the preceding twelve months as of the relevant dates;

•	“average basket size” mean the sum of total order value from online purchases with us and in our brick-and-mortar store divided by the number of total orders for the relevant period;

•	“business-to-business operation” or “B2B operation” mean our offline sales of nutrition supplements and vitamins, among others, to other retailers such as drugstores, supermarkets and body shops in Brazil;

•	“eCommerce” mean product purchases using desktops, tablets or mobile devices;

•	“GMV” mean the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

•	“offline purchases with us” in the context of our product orders or sales, mean our product sales through our B2B operations;

•	“our brick-and-mortar store” mean our omni-channel store for fashion and beauty products located in the city of São Paulo, Brazil;

•	“our sites” mean www.netshoes.com.br, www.netshoes.com.mx, www.netshoes.com.ar, www.zattini.com.br, and www.shoestock.com.br;

•	“mCommerce” mean product purchases using only mobile sites and applications;

•	“purchases online with us,” “online purchases with us” and “business-to-consumer online operation, or B2C operation” in the context of our active customers, average basket size and GMV, mean product sales through our sites (including those sales effected through our marketplace) and the third-party sites that we manage;

•	“third-party sites that we manage” mean all partner-branded online stores that we manage. See “Item 4. Information on the Company—B. Business Overview—Our Additional Sources of Revenues—Partner-Branded Stores”;

•	“total orders” mean the total number of orders invoiced to active customers during the relevant period; and

•	“total order value” mean the total amount invoiced to a customer in connection with a product sale (including shipping fees and taxes).

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected financial data, as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. December 31, 2014 figures have been provided in the disclosure documents for our initial public offering. The following selected financial and other data is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and the notes thereto contained in this annual report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statements of Profits or Loss

	Years Ended December 31,
	2014	2015	2016	2017	2017
	R$	R$	R$	R$	US$
	(In thousands, except per share data)
Net sales	1,125,795	1,505,686	1,739,540	1,889,006	571,042
Cost of sales	(753,440)	(1,010,501)	(1,188,744)	(1,291,427)	(390,395)

Gross profit	372,355	495,185	550,796	597,579	180,647

Operating expenses:
Selling and marketing expenses	(322,643)	(398,514)	(443,692)	(509,208)	(153,932)
General and administrative expenses	(147,375)	(157,228)	(174,564)	(153,136)	(46,293)
Other operating expense, net	(4,724)	(3,503)	(5,252)	(3,933)	(1,189)

Total operating expenses	(474,742)	(559,245)	(623,508)	(666,277)	(201,414)

Operating loss	(102,387)	(64,060)	(72,712)	(68,698)	(20,767)

Financial income	32,598	61,294	28,366	30,131	9,109
Financial expense	(74,447)	(96,667)	(107,550)	(131,776)	(39,836)
Loss before income tax	(144,236)	(99,433)	(151,896)	(170,343)	(51,494)
Income tax expense	(139)	(80)	—	(2)	(1)

Net loss	(144,375)	(99,513)	(151,896)	(170,345)	(51,495)

Net loss attributable to:
Owners of Netshoes (Cayman) Limited	(143,966)	(98,676)	(151,074)	(169,746)	(51,314)
Non-controlling interests	(409)	(837)	(822)	(599)	(181)
Loss per common share attributable to owners of Netshoes (Cayman) Limited (Basic and Diluted)(1)	(7.54)	(4.66)	(7.05)	(5.95)	(1.80)

(1)	Basic loss per common share is calculated based on the weighted average number of common shares for the relevant period. Diluted loss per common share reflects, for each period, the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owners of Netshoes (Cayman) Limited by the weighted average number of common shares outstanding plus the potentially dilutive effect of all of our share options. Earnings per common share data for all periods have been calculated after giving effect to the share split that occurred on April 18, 2017 in connection with the completion of our initial public offering. When we report net loss attributable to the owners of Netshoes (Cayman) Limited, the diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of the outstanding share options.

Consolidated Statements of Financial Position

	As of December 31,
	2014	2015	2016	2017	2017
	R$	R$	R$	R$	US$
	(In thousands)
Selected Statements of Financial Position Data
Cash and cash equivalents	242,372	249,064	111,304	395,962	119,698
Total current assets(1)	743,408	938,358	824,711	1,113,558	336,625
Total assets	861,956	1,113,568	1,113,722	1,497,125	452,577
Total current liabilities	378,416	523,271	616,695	796,330	240,728
Total long-term debt(2)	335,410	333,993	387,382	285,971	86,448
Share-based payment liability	30,113	35,978	30,139	—	—
Total liabilities	616,949	824,566	989,697	1,013,776	306,461
Total shareholders’equity	245,007	289,002	124,025	483,349	146,116

(1)	Inclusive of cash and cash equivalents.
(2)	Includes current portion of long-term debt. See note 17 to our audited consolidated financial statements included elsewhere in this annual report.

Selected Operating Data

	Years Ended December 31,
	2014		2015		2016		2017
Active customers (in thousands)(1)		3,753		4,676		5,562		6,669
Total orders (in thousands)(2)		6,846		8,497		10,268		12,325
% of total orders placed from mobile devices(3)		11.6%		20.2%		32.2%		46.1%
Average basket size(4)	R$	210.8	R$	219.1	R$	206.6	R$	203.1

(1)	Customers who made purchases online with us during the preceding twelve months as of the relevant dates.
(2)	Total number of orders invoiced to active customers during the relevant period.
(3)	The sum of total orders placed by active customers through our mobile site and applications as a percentage of total orders placed by active customers for the relevant period. This operational metric is especially relevant as sales made on mobile devices have become an important part of our business.
(4)	The sum of total order value from online purchases with us divided by the number of total orders for the relevant period.

Non-IFRS Financial Measures

We use non-IFRS financial measures for financial and operational decision-making purposes. To provide investors and others with additional information regarding our financial results and operating performance, we have disclosed in the tables below and within this annual report our EBITDA, EBITDA Margin, EBITDA Brazil, EBITDA International and GMV which are non-IFRS financial measures.

EBITDA and EBITDA Margin

We define: (1) “EBITDA” as net income (loss) plus interest income/expense, net (which includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs), income tax, and depreciation and amortization expenses; and (2) “EBITDA Margin” as EBITDA divided by net sales for the relevant period, expressed as a percentage. EBITDA and EBITDA Margin are not measures of financial performance in accordance with IFRS and should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. These measurements assist our management and may be useful to investors in comparing our operating performance consistently over time as they eliminate the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily taxes). These measurements have limitations as analytical tools, including:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	Other companies may calculate EBITDA differently than we do, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Because of these limitations, you should consider EBITDA and EBITDA Margin alongside other financial performance measures, like net income (loss) and our other IFRS results. The following table reflects the reconciliation of our net loss to EBITDA and EBITDA Margin for each of the periods indicated:

	Years Ended December 31,
	2014		2015		2016		2017
	(In thousands)
Net loss	R$	(144,375)	R$	(99,513)	R$	(151,896)	R$	(170,345)
Add (subtract):
Interest income/expense, net (1)		27,755		32,484		76,823		95,234
Income tax expense		139		80		—		2
Depreciation and amortization		16,523		20,415		31,202		31,820

EBITDA	R$	(99,958)	R$	(46,534)	R$	(43,871)	R$	(43,289)

Net Sales	R$	1,125,795	R$	1,505,686	R$	1,739,540	R$	1,889,006

EBITDA Margin		(8.9)%		(3.1)%		(2.5)%		(2.3)%

(1)	Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs.

EBITDA Brazil and EBITDA International

We define: (1) “EBITDA Brazil” as net income (loss) of our Brazil business segment plus interest income / expense, net (which includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs), income tax, and depreciation and amortization expenses, in each case, related to this business segment and (2) “EBITDA International” as net income (loss) of our International business segment plus interest income / expense, net (which includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs), income tax, and depreciation and amortization expenses, in each case, related to this business segment. EBITDA Brazil and EBITDA International are not measures of financial performance in accordance with IFRS and should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. These measurements may be useful to investors in comparing the operating performance of our business segments consistently over time as they eliminate the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily taxes). These measurements have similar limitations as analytical tools as those applicable for EBITDA.

Because of these limitations, you should consider EBITDA Brazil and EBITDA International alongside other financial performance measures of our business segments, like net loss and our other IFRS results. For further information on our reportable segment results, see note 3 to our audited consolidated financial statements included elsewhere in this annual report. The following tables reflect the reconciliation of the net loss of each of our business segments to their respective EBITDA for each of the periods indicated:

EBITDA Brazil

	Years Ended December 31,
	2014		2015		2016		2017
	(In thousands)
Net loss (Brazil)	R$	(95,521)	R$	(30,493)	R$	(88,237)	R$	(102,420)
Add (subtract):
Interest income / expense, net(1)		25,086		22,592		65,855		83,976
Income tax expense		—		—		—		—
Depreciation and amortization		15,405		18,470		27,777		27,503

EBITDA Brazil(2)	R$	(55,030)	R$	10,569	R$	5,395	R$	9,060

(1)	Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs related to our Brazil business segment.
(2)	Items not allocated directly to our reportable business segments (operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are recorded and disclosed separately as corporate and others. As a result, the sum of EBITDA Brazil and EBITDA International does not sum up to EBITDA.

EBITDA International

	Years Ended December 31,
	2014		2015		2016		2017
	(In thousands)
Net loss (International)	R$	(40,062)	R$	(56,781)	R$	(53,329)	R$	(51,833)
Add (subtract):
Interest income / expense, net (1)		2,669		9,892		11,049		9,265
Income tax expense		139		80		—		2
Depreciation and amortization		1,118		1,520		1,262		967
EBITDA International(2)	R$	(36,1.36)	R$	(45,289)	R$	(41,018)	R$	(41,597)

(1)	Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs related to our International business segment.
(2)	Items not allocated directly to our reportable business segments (operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are recorded and disclosed separately as corporate and others. As a result, the sum of EBITDA Brazil and EBITDA International does not sum up to EBITDA.

GMV

We define “GMV” as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees. GMV is a metric useful to investors as it provides an indication of the total volume of product sales (in terms of gross merchandise value) transacted in online and offline purchases with us as well as the growth trend of our marketplace, which has become an increasingly important part of our business. GMV is not a measure of financial performance in accordance with IFRS and should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. Because of these limitations, you should consider GMV alongside other financial performance measures, like net sales and our other IFRS results. The following table reflects the reconciliation of our net sales to GMV for each of the periods indicated:

	Years Ended December 31,
	2014		2015		2016		2017
	(In thousands)
Net sales(1)	R$	1,125,795	R$	1,505,686	R$	1,739,540	R$	1,889,006
Add (subtract):
Net sales taxes(2)		243,875		262,227		291,646		336,357
Returns(3)		73,536		99,102		142,464		199,379
Marketplace commission fees(4)		—		—		(9,086)		(38,873)
NCard activation commission fees(5)		—		—		(354)		(1,974)
Sub-Total:	R$	1,443,207	R$	1,867,015	R$	2,164,210	R$	2,383,895

GMV from marketplace(6)		—		—		38,288		199,626

GMV	R$	1,443,207	R$	1,867,015	R$	2,202,498	R$	2,583,521

(1)	Net sales includes revenue from product sales and other revenues, net of promotional discounts, returns and net sales taxes. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”
(2)	Value added taxes added in our product sales, net of value added taxes incentives granted to us and recorded in our net sales. For further discussion regarding the tax incentives applicable to us, see notes 5 and 7 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Represents revenue from product sales that are returned by our customers.
(4)	Represents the commission revenue arising from product sales of qualified third-party business-to-consumer, or B2C, vendors through our marketplace, launched in February 2016, that we record as net sales on a net basis. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”
(5)	Represents the commission revenue generated by customers’ activation of NCards, an initiative launched in April 2016. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”
(6)	Means the gross merchandise value of product sales through our online marketplace, launched in February 2016.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and other currencies substantially. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil and the Rest of Latin America— Exchange rate instability may adversely increase our costs and affect our financial condition and results of operations.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591
2017	3.3807	3.0510	3.1925	3.3080

	Reais per U.S. Dollar
Month	High	Low
September 2017	3.1932	3.0852
October 2017	3.2801	3.1315
November 2017	3.2920	3.2136
December 2017	3.3332	3.2322
January 2018	3.2697	3.1391
February 2018	3.2821	3.1730
March 2018 (through March 27, 2018)	3.3256	3.2246

Source: Central Bank.

The exchange rate on December 31, 2017 was R$3.3080 per US$1.00 and on March 27, 2018 was 3.3256 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

The eCommerce market in Brazil and in other countries where we operate is developing, and the expansion of our business depends on the continued growth of eCommerce, as well as increased availability, quality and usage of the Internet in Brazil and in other countries where we operate.

Our future sales depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of the Internet (particularly as a way to provide and purchase products and services) is a relatively recent phenomenon in Brazil, Argentina and Mexico and we cannot assure you that this acceptance and use will continue or increase. In order to grow our customer base successfully, consumers who have historically used physical channels of commerce to purchase lifestyle, sporting, fashion and beauty goods must accept and use new ways of conducting business and exchanging information. Furthermore, if the penetration of Internet access in Brazil, Argentina and Mexico does not increase quickly, that may limit our potential growth, particularly in regions with low levels of Internet quality and access and/or low levels of income.

The Internet penetration in Brazil, Argentina and Mexico may never reach a percentage similar to more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the Internet in Brazil, Argentina and Mexico may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. In addition, Internet reliability may not improve in the region due to delays in telecommunications, infrastructure development or other technology shortfalls, or due to increased government regulation. If telecommunications services are not sufficiently available to support the growth of the Internet in the region, response times could be slower, which would adversely affect the use of the Internet and our services in particular.

Furthermore, the price of Internet access and Internet-connected devices, such as personal computers, tablets, mobile phones and other portable devices, may limit our potential growth in parts of Brazil, Argentina and Mexico with low levels of income. Given the comparatively low level of income in the region, the penetration rate for Internet-connected devices is significantly lower in Brazil and in other countries in the region than it is in the United States and many other more developed countries, and the cost of Internet access is still relatively high as compared with other more developed countries. In addition, there may be increases in Internet access fees or telecommunication fees in the region. If that happens, our potential number of customers may decrease, which in turn may adversely affect our sales.

If the Internet or the markets for our Internet-based services in the region fail to grow as anticipated, such lack of growth may have a material adverse impact on our business prospects, results of operations and financial condition.

We operate in a rapidly evolving market. Accordingly, we may be unable to accurately forecast net sales or earnings and appropriately plan our future expenditures.

Considering the emerging nature of the markets in which we compete, the rapidly evolving nature of our business, the relative newness of eCommerce in Latin America, our business diversification and continuous innovation and the general economic and business conditions in Latin America, it is particularly difficult for us to forecast our net sales or earnings accurately. Our current and future expenditure levels are based largely on our investment plans and are, to a large extent, fixed. We may not be able to adjust spending in a timely manner to compensate for any unexpected net sales shortfalls arising from the rapidly evolving nature of our business or other conditions that affect our business. Accordingly, any significant shortfall in net sales relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition.

Since our inception, we have never recorded profits in a fiscal year.

Since our inception, we have not recorded profits on a consolidated basis. Although we have been improving our results of operations year over year, we may not be able to record profits on a consolidated basis in the near future or at all. If our operating activities are not profitable and provide us with sufficient cash flows to meet our operational and investment needs, we may be required to seek additional sources of capital, which could include equity, equity-linked and debt financing. Equity financing would have a dilutive effect on our common shares, and new investors in any subsequent transactions could gain rights, preferences and privileges senior to those of our common shareholders. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility and profitability. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. These inabilities may have a material adverse effect on our business, results of operations and financial condition.

We depend on search engines, e-mail, and other messaging services to attract a substantial portion of the customers who visit our sites, and changes in search engine logic, or any restrictions on the sending of emails or messages or an inability to timely deliver such communications could adversely affect our business and results of operations.

Our site traffic is generated by different advertising channels. A portion is generated by customers clicking on search results displayed by search engines, such as Google, Yahoo or Bing. These search engines typically provide two types of results: algorithmic and purchased listings. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas designed by the search engine provider. Purchased listings can be purchased by companies and other entities in order to attract users to their sites. We rely on both algorithmic and purchased listings to attract a substantial portion of the customers that we serve. The cost of purchased search listing advertising may increase as demand for such advertising channels grows, and further increases may have a negative impact on our ability to maintain or increase profitability. Further, search engines revise their algorithms from time to time in an attempt to optimize their search result listings and to maximize the advertising revenue generated by those listings. Search engines may also place websites on a “blacklist” or remove them from their indexes. We cannot guarantee that a removal by Google, Yahoo, Bing or another search engine will not happen to us in the future or that we will be able to adapt to changes in their algorithms in a timely manner.

If the search engines on which we rely for site traffic remove us from their indices or otherwise modify their algorithms such that we have less favorable placement or do not appear among search results, our business will be adversely affected. Such circumstances may result in fewer customers clicking through to our sites, requiring us to resort to other more costly resources to attempt to replace that traffic, and this may reduce our net sales and harm our business. We may also be unable to purchase listings on alternative search engines and if we are able to purchase listings from such alternative search engines, those companies may charge higher prices for advertising or have fewer users.

Also, our business partially relies on email and other messaging services for promoting our sites and product offerings. We provide promotional emails to consumers in our database and we rely on a third-party service for the delivery of all our emails. Delays or errors in the delivery of such emails or other messaging we send may occur and are beyond our control. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to our customers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could also materially and adversely impact our business. In addition, changes in how webmail applications organize and prioritize email may reduce the number of our emails being opened, including if our email messages are delivered to “spam” or similar folders. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages or delays in the distribution of such messages could materially and adversely impact our business. We also use social media services and other retargeting channels to send communications and product offerings to our customers. Changes in the terms of use of social media services and other retargeting channels that would limit our ability to send promotional communications or our customers’ ability to receive communications, disruptions or downtime experienced by these services or a decline in the use of or engagement with social media by customers and potential customers could harm our business.

Our success depends in part on our ability to increase our net sales per active customer. If our efforts to increase customer loyalty and repeat purchasing and to maintain high levels of customer engagement and the average basket size of our customers are not successful, our growth prospects and net sales will be materially adversely affected.

Our ability to grow our business depends on our ability to retain our existing customer base, generate increased sales and repeat purchases from this customer base, and maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with an intuitive, convenient, efficient and differentiated shopping experience and to continue to offer products that our customers find compelling. If we fail to increase net sales per active customer, generate repeat purchases or maintain high levels of customer engagement and average basket size, our growth prospects, operating results and financial condition could be materially adversely affected.

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

We have significant working capital requirements primarily driven by payment terms agreed with our suppliers and extended payment terms that we offer our customers. For the year ended December 31, 2017, 71.3% of our product sales were paid in installments by our customers. Differences between the date when we pay our suppliers and the date when we receive payments from customers may negatively affect our liquidity and our cash flows. In addition, we expect our working capital needs to increase as our total number of products sold increases. In order to finance our working capital needs, we enter into financing arrangements to decrease the amount of time it takes for us to collect our trade accounts receivable, or factoring, and to increase the amount of time we have to pay our trade accounts payable, or reverse factoring. We believe factoring allows us to gain access to capital faster than we would otherwise without those financing arrangements. For the year ended December 31, 2017, our volume of factoring of trade accounts receivable with financial institutions reached R$1,113.8 million (compared to R$789.2 million for the year ended December 31, 2016). There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may adversely affect our business, financial condition and results of operations.

If we are unable to predict or effectively react to changes in consumer demand or shopping patterns, we may face significant inventory risk or lose customers and our sales may decline.

Our success depends in part on our ability to anticipate and respond in a timely manner to changing consumer demands and preferences and shopping patterns and seasonality regarding sporting, lifestyle, fashion and beauty goods. The products we sell must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Sudden changes in consumer spending patterns, consumer demands and preferences are especially likely in fashion and beauty, markets in which we recently began operating and have limited experience. Also, consumer preferences could shift rapidly and our future success depends in part on our ability to select and offer products in a way that anticipates and responds to those changes. If we misjudge the market for our merchandise and do not forecast consumer demand accurately, our sales may decline significantly.

We may experience excess inventory levels (for example, if we overstock unpopular products) and be forced to take significant inventory markdowns, which could have a negative impact on our profitability. Conversely, shortages of products that prove popular could negatively impact our net sales. In addition, a major shift in consumer demand away from sporting, fashion or beauty goods could have a material adverse effect on our business, results of operations and financial condition. We often agree to purchase products from our suppliers several months in advance of the proposed delivery; however, product demand can change significantly between the time we commit to buy a product and its expected date of sale. Also, we carry a broad selection of products—some at significant inventory levels—and we may be unable to sell products in sufficient quantities or during the selling seasons. Any one of these inventory risks may adversely affect our operating results.

For instance, in the second half 2017, after remodeling our B2B operation, as of December 31, 2017, we had R$117.7 million of nutritional supplement products stored in our inventories. Although these products have great demand in our B2C operation, there can be no assurance that we will be able to sell them in sufficient quantities prior to their expiration date. For further information regarding the remodeling of our B2B operation, (see Item 4. Information on the Company—B. Business Overview— Our Additional Sources of Revenues”).

A number of factors, many of which are outside our control, may affect consumer demand, shopping patterns or the predictability of our inventory levels, including: general economic conditions; lockouts or strikes involving professional sports teams; the retirement of sports or other celebrities used in marketing for the various products we sell; sports scandals or scandals involving celebrities we use in campaigns to advertise our sites; litigation; and pricing and other actions taken by our competitors.

Failure to anticipate and respond to changing consumer preferences and shopping patterns in a timely manner could lead to, among other things, lower sales and excess inventory levels.

Our business is subject to substantial fluctuation as a result of the seasonal buying patterns of our customers.

We experience seasonal fluctuations in our net sales and operating results, both of which may vary from quarter-to-quarter in the future. We have historically generated significantly higher net sales in the fourth quarter, which includes the Black November period and the holiday selling season. Accordingly, a reduction in consumer confidence during the holiday season would have a significant impact on our business. Further, in the fourth quarter we generally have increased expenses for personnel and advertising, due to anticipated higher purchase volumes. Seasonality also influences our buying patterns since we purchase merchandise for seasonal activities in advance of a season, which directly impacts our inventory and accounts payable levels and cash flows. If we miscalculate the demand for the amount of products we will sell or for the product mix during the fourth quarter, our net sales can decline, which can harm our financial performance. If fourth quarter net sales are not high enough to allow us to fully recoup our personnel and advertising expenses or are lower than the targets used to determine our inventory levels, this shortfall can negatively impact our results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality and Quarterly Results of Operations.”

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for new products and changes in our product mix. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our common shares to fluctuate significantly.

We derive our net sales from product categories that represent discretionary spending, and changes in global macroeconomic conditions may decrease the demand for the products we sell and adversely affect our growth strategies and business prospects.

Our operating results are affected by the relative condition of the economy. Our business and financial performance may be adversely affected by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures.

As a business that depends on consumer discretionary spending, we may be adversely affected if our customers reduce their purchases due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, lower consumer confidence, uncertainty or changes in tax policies and tax rates. Decreases in customer traffic or average value per transaction negatively affect our financial performance, and a prolonged period of depressed consumer spending could have a material adverse effect on our business. Promotional activities and decreased demand for consumer products, particularly higher-end products, could affect profitability and margins. The timing and duration of the different economic cycles in Brazil are difficult to forecast and mitigate. As a consequence, our sales, operating and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast future results. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition and could adversely affect our share price.

A continued or future slowdown in Brazil, Argentina, Mexico or the global economy or a negative economic outlook could materially adversely affect consumer spending habits and potentially our future operating results.

If we are unable to appropriately address new market risks or the inherent risks in the lines of business into which we are expanding, our growth potential, reputation and results of operations could be materially and adversely affected.

We are engaged in an effort to expand our operations into other products and services in order to monetize our user traffic and distribution capabilities. Our ability to monetize our user traffic is critical to our envisioned plans for growth. As we expand into new business segments, such as fashion and beauty, we will face new risks associated with lines of business in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers, fail to anticipate competitive conditions or face difficulties in operating effectively in these new segments. In addition, profitability, if any, in our newer activities may be lower than in our more mature lines of business, and we may not be successful enough to recover our investments in them.

Most of our new lines of business are subject to risks similar to those that our sporting goods business is subject, such as changes in consumer demands or shopping patterns, risks related to our suppliers and private label brands, seasonality and distribution risks. However, some of them are subject to their own set of inherent risks. For instance, we launched an online marketplace in February 2016, and maintaining a trusted status for its operations will be critical to its success. Any damage to our reputation related to, or loss of trust in, our online marketplace operations could have a negative impact on our business and result in consumers, merchants and other participants choosing not to carry out transactions or reducing their activity level on our online marketplace, which could limit our potential for growth. The success of our online marketplace will depend on, among other things, our ability to (1) attract both consumers and merchants to our online marketplace, (2) offer a secure and reliable transactional environment (including payment services) for both consumers and merchants, (3) create an effective set of rules governing our online marketplace, that is perceived as fair, (4) restrict access to our online marketplace for merchants who are not reliable or do not offer high-quality products and (5) ensure that third-party couriers used by merchants will be able to provide reliable logistics services in order to deliver products to customers within the agreed-upon timeframe.

The online retail industry is intensely competitive, and we may not compete successfully against new and existing competitors, which may materially and adversely affect our results of operations.

The retail market for the products we sell is intensely competitive. Consumers have many choices online and offline, including global, regional and local retailers. Our current and potential competitors include brick-and-mortar retailers specializing in sporting goods, fashion and beauty, general brick-and-mortar retailers and pure-play eCommerce players, such as other B2C eCommerce retailers. In the future, we may also face competition from new entrants, the consolidation of existing competitors or companies spun off from our larger competitors.

We face a variety of competitive challenges, including: sourcing products efficiently, pricing the products we sell competitively, maintaining optimal inventory levels, selling products effectively, maintaining the quality of the products we sell, building our customer base, conducting effective marketing activities, anticipating and responding quickly to changing consumer demands and preferences (which is especially true for the fashion and beauty segments), attracting visitors to our sites and maintaining favorable brand recognition. In addition, as we further develop our business, we will face increasing challenges to compete for and retain high quality suppliers. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected. Other online retailers may be acquired by, receive investments from or enter into strategic relationships with well-established and well-funded companies or investors, which would help enhance their competitive positions. Certain of our competitors may be able to secure more favorable terms with suppliers, devote greater resources to marketing campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to infrastructure and logistics development. Increased competition may reduce our sales performance, product margins, market share and brand recognition.

We cannot assure you that we will be able to compete successfully against current and future competitors, and competitive pressures may materially and adversely affect our business, financial condition and results of operations.

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations. Specifically, we rely on certain third-party providers to provide us with Internet data centers to host our sites and back-office end systems and keep them fully operational. Disruptions with this provider or in the services it provides to us could materially affect our reputation, operations or financial results.

Our success and ability to sell products online and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. We experience service disruptions from time to time and on occasion, our site has not properly displayed promotions as marketed. Any failures, problems or security breaches may adversely affect the number of customers willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events; software errors; computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; and security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Also, if too many customers access our sites within a short period of time due to increased holiday demand or any other reason, like one we had in the past we may in the future experience system interruptions that make our sites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. We cannot assure you that such events will not occur and while we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.

Specifically, we rely on certain technologies that we license from third parties, such as Processor, to host our eCommerce sites in cloud and keep them operational, and on Uol Diveo, to provide us with two data centers to host our back-office end systems. Failure by Processor or Uol Diveo to adequately keep our sites fully operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites and effect purchases therein, could result in the loss of sales and customers and/or increased costs, which could materially affect our reputation, operations or financial results. In addition, we rely in part on Uol Diveo and Processor to advise us of any security breaches, and if they do not provide notice on a timely basis, our reputation and results of operations may be adversely affected. We may have limited access to alternative services and may not be able to timely replace Processor or Uol Diveo, or find a replacement on a cost-efficient basis, in the event of termination of these agreements, disruptions, failures to provide services or other issues with them that may adversely affect our business. See “Item 10. Additional Information—C. Material Contracts.”

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry any business interruption insurance to compensate for losses that may occur as a result of any of these events and our agreements with third-party service providers do not require those providers to indemnify us for any losses resulting from any disruption in service. Accordingly, our results of operations may be adversely affected if any of the above disruptions should occur.

Our business may be harmed if we are unable to secure licenses for third-party technologies on which we rely.

We rely on licenses to utilize certain technology provided by third parties, such as our key database technology, our eCommerce platform, operating systems for our servers and other computers and components for our servers. These third-party technology licenses may cease to be available to us on commercially reasonable terms, or at all. If we are unable to obtain licenses for, or otherwise make use of this technology, we would need to obtain substitute technology, which may not be available. If substitute technology is available, it may be of lower quality or have lower performance standards or may only be available at a greater cost, any of which could materially adversely affect our business, results of operations and financial condition.

Also, because we often depend upon the successful operation of third-party products in conjunction with our software, any errors in these third-party products, which may be outside our control, may prevent the implementation or impair the functionality of our software and Internet-based services, delay the introduction of new services and harm our reputation.

If we are not able to continue to innovate and adapt to changes in technology or in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The Internet is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, triggering further changes in customer demands and shopping patterns. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations. For example, total orders placed from mobile devices are growing at a fast pace. In the year ended December 31, 2017, orders placed by our customers from mobile devices represented approximately 46.1% of our total orders (compared to 32.2% in the year ended December 31, 2016 and 20.2% in the year ended December 31, 2015). The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. If we are unable to continue to (1) attract new mobile consumers and increase or maintain levels of mobile engagement or (2) to rapidly adapt to future changes in technology, our ability to maintain or grow our business would be materially and adversely affected.

We rely on a small number of third-party couriers to deliver the products we sell to our customers, and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We currently rely on a small number of third-party courier companies to deliver products to our consumers, and any failure by our key third-party service couriers to perform or any adverse change to their financial conditions could have a material adverse effect on our reputation and results of operations. In particular, we rely significantly on the Brazilian official post office (Correios), Total Express and Transfolha, which together delivered 62.9% of the purchase orders shipped to our customers for the year ended December 31, 2017. Our third-party couriers may offer us less favorable terms in the future, which may increase our shipping costs and materially and adversely affect our financial condition and results of operation. For instance, Correios has recently announced a general increase in the prices it charges for the shipment of products, and this increase in cost may be particularly damaging to the qualified third-party B2C vendors selling products through our marketplace (and consequently to the successful development of our marketplace) if they are not capable of either absorbing this increased cost or passing on this additional cost to customers without affecting overall sales volumes. Further, most of our agreements with third-party couriers can be terminated upon delivery of thirty days’ prior written notice by any of the parties. If any of these agreements are terminated, there can be no assurance that we will be able to successfully substitute another service provider to provide delivery services on the same terms, in a timely manner or at all.

Additionally, interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products and adversely affect our operations. These interruptions may be due to unforeseen events such as inclement weather, natural disasters, pressure from unions, labor unrest or a strike, which are all beyond our control or the control of these third-party couriers. For example, our distribution network is sensitive to fluctuation in oil prices, which may result in increased shipping costs for third-party courier companies (as well as our suppliers’ transportation costs), which may, in turn, increase the prices of the products we sell and make us less competitive. Also, products may not be delivered to certain limited regions impacted by urban violence, which may prevent us from delivering our products to our customers’ homes.

If we do not deliver products in a timely manner or if we deliver damaged products, our customers may refuse to accept them and lose confidence in us. Many of the products we sell may be especially sensitive to delivery delays given that they are often purchased in anticipation of a specific date. Other products have a limited shelf-life and become quickly outdated. Any inability to promptly and successfully deliver the products we sell to customers, may result in the loss of their business and a material and adverse effect on our financial condition and reputation.

We are partially dependent upon a select number of prime brands manufactured by certain retail companies. We do not have long-term agreements with our suppliers, and they can cease or limit our access to their products at any time, which could adversely impact our results depending on the importance of the supplier.

Our business partially depends on a select number of prime brands. For instance, for the years ended December 31, 2015, 2016 and 2017, Nike, Adidas, Mizuno and Asics made up approximately 41.2%, 34.4% and 39.2%, respectively, of our net sales. We currently do not have long-term agreements with our suppliers. If any of these suppliers choose not to sell their products to us or limit our access to their products (for example, by entering into exclusive distribution arrangements with other retailers), our capacity to grow, our market share and our financial results could be adversely impacted. Also, to the extent that the increase in the sales of our private label products on our sites negatively affects the sales of our suppliers’ products, our relationship with certain of them could be adversely impacted.

In addition, our suppliers participate in an extremely competitive market with few global brands having the majority of the market share. In order to gain scale or market share, these brands could merge or acquire competitors. The further concentration of our suppliers could negatively impact our ability to negotiate with them and limit the number of companies that could act as our main suppliers.

If we are unable to successfully manage the logistical challenge of expanding our operations, including the requisite technological capabilities, our results of operations and business could be materially and adversely affected.

We have expanded our operations rapidly since our inception and our net sales have increased from R$252.9 million in 2010 to R$1,889.0 million in 2017 (a compound annual growth rate, or CAGR, of approximately 33.3%) Our substantial growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. If our operations continue to grow, we will be required to continue to expand our sales and marketing and distribution functions, upgrade our management information systems and other processes and technology, and obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient suppliers, and delays in shipments. These difficulties would likely result in the erosion of our brand image and a resulting decrease in net sales and the price of our common shares.

As a result of expansion efforts, we must consistently add new hardware, update software, enhance our billing and transaction systems, and add and train new engineering and other personnel to support the increased use of our sites and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our sites results in higher costs. Failure to upgrade our technology, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences of our services and delays in reporting accurate financial information. Also, our net sales depend on prompt and accurate billing processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our sites would harm our business and our ability to collect revenue.

Furthermore, we may need to enter into relationships with various strategic partners, sites and other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future sales and operating margins. Our current and planned systems, procedures and controls, personnel and third-party relationships may not be adequate to support our future operations. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party suppliers for the products we sell and any deterioration in those business relationships, the quality of their products or their reputation, especially in the case of any infringement by them on the intellectual property rights of others, may materially and adversely affect our reputation, business, financial condition and results of operations.

We source the products we sell (including our private label products) from over 500 suppliers. Our continued growth resulting from increased demand for the products we sell will require us to increase our ability to source commercial-quality products on reasonable terms.

Our suppliers (including those manufacturing our private label products) may:

•	cease selling merchandise on terms acceptable to us or at all;

•	fail to deliver goods that meet consumer demands;

•	encounter financial difficulties;

•	terminate our relationships and enter into agreements with our competitors on more favorable terms;

•	have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;

•	decide to initiate their own eCommerce operations, thereby directly competing with us;

•	be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;

•	fail to expand their production capacities to meet our growing demands;

•	encounter raw material or labor shortages or increases in raw material or labor costs, which may impact our costs; or

•	engage in other activities or employment practices that may harm our reputation.

Furthermore, agreements with our suppliers do not typically establish a fixed price for the purchase of products. As a result, we may be subject to price fluctuations based on changes in our suppliers’ businesses, cost structures or other factors. The occurrence of any of these events, alone or together, may have a material and adverse effect on our business, financial condition and results of operations. In addition, most of our agreements with suppliers do not contain non-compete or exclusivity clauses that would prevent those suppliers from producing similar products for any other third party. Any disruption in our relationships with suppliers or our failure to resolve disputes with or complaints from our suppliers in a timely manner, could materially and adversely affect our business, financial condition and results of operations.

Also, our suppliers may sell products that infringe on the intellectual property rights of third parties. As a result, in addition to product delays, we may be subject to claims or proceedings resulting from our suppliers’ infringement. We may also be involved in intellectual property rights claims for sports, fashion or beauty apparel or products sold on our sites that may contain unauthorized logos or brands. In case we have determined that products sold on our sites are infringing on the intellectual property rights of third parties, we will remove them from our sites; however, we could incur significant costs and efforts in defending against or settling such claims. If there is a successful claim against us, we may be required to refrain from further sales of these products, enter into royalty or licensing agreements with other third parties or pay substantial damages, and we may be unable to recoup any losses from our suppliers. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices and distribution centers are currently located on leased premises. At the end of each lease term, we may be unable to negotiate an extension of our leases or renew them on commercially acceptable terms. This could disrupt our operations and adversely affect our operating results. We compete with other businesses for premises at certain locations or of desirable sizes, and some landlords may have entered into long-term leases with other companies for our preferred premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We believe the interplay between the location of our distribution centers and our distribution network is an essential part of our business strategy. As we expand our operations, we cannot assure you that we will be able to lease suitable facilities on commercially acceptable terms in accordance with our growth strategy. The expansion of our logistics centers and distribution network, which could come in the form of expanding existing facilities or opening alternative or additional facilities, could put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistical operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We operate three distribution centers in Brazil, one in Argentina and one in Mexico, and if we fail to operate them efficiently, or if there is a serious disruption at one of these facilities, we may lose merchandise and be unable to effectively deliver it to our customers.

We currently operate three distribution centers in Brazil with approximately 63,000 square meters in total and two distribution centers outside Brazil with approximately 10,000 square meters in total. One of these distribution centers is in Barueri, in the State of São Paulo, Brazil, one is in Extrema, in the State of Minas Gerais, Brazil, one is in Jaboatão dos Guararapes, in the State of Pernambuco, Brazil, one is in the Buenos Aires metropolitan area, Argentina and one is in the Mexico City metropolitan area, Mexico. The operation, management and expansion of our distribution centers are key to our business and growth. If we fail to operate our distribution centers successfully and efficiently or there is a serious service disruption in one of these facilities, our deliveries could be delayed, a significant portion of our inventory could be damaged or our ability to adequately stock the products we sell and process returns of products to our suppliers could be impaired.

We have designed and built our own logistics infrastructure, including inbound receipt of items for sale, storage systems, packaging, outbound freight and the receipt, screening and handling of returns. These processes are complex and depend on sophisticated know-how and computerized systems which we have tailored to meet the specific needs of our business. Any failure or interruption, partial or complete, of these systems, for example as a result of software malfunctions or other serious disruptions, could impair our ability to timely deliver our customers’ purchases and harm our reputation. If we continue to add distribution capabilities, add new businesses or categories with different logistical requirements or change the mix of products that we sell, our logistics infrastructure will become increasingly complex and operating it will become even more challenging. We might encounter operational difficulties which could result in shipping delays and customer dissatisfaction or cause our logistical costs to become high and uncompetitive. Any failure to successfully address these challenges in a cost-effective and timely manner could severely disrupt our business and harm our reputation.

Our product delivery times can vary due to a variety of factors such as the location, our capacity to adequately manage and process multiple orders placed by our customers, the type of product sold, as well as the shipping option chosen by our customer. Our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of products to and from our distribution facilities. Also, customers may expect or demand faster delivery times than we can provide in the future. If we are unable to meet customer expectations or demands in respect of delivery times or convenience, or if our competitors are able to deliver the same or equivalent products faster, more conveniently or for a lower cost, we could lose current or potential customers, our brand and reputation could suffer, and we could experience shortfalls in net sales.

Because many of the products that we sell are manufactured abroad, we may face delays, increased cost or quality control deficiencies in the importation of these products, which could reduce our net sales and profitability.

Although our direct imports of products represent 7.1% of the products we sold in 2017, like many other sporting, fashion and beauty goods retailers, a significant portion of the products that we purchase for resale is manufactured abroad in countries such as the U.S.A, China, Taiwan and South Korea. For the year ended December 31, 2017, 37.3% of the products we sold were imported. Foreign imports subject us to the risks of changes in import duties or quotas, new restrictions on imports, work stoppages, delays in shipment, freight cost increases, product cost increases due to foreign currency fluctuations or revaluations and economic uncertainties (including the imposition of antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, we may be unable to obtain sufficient quantities of products to satisfy our requirements or our cost of obtaining products may increase.

In addition, we do not control our suppliers or the manufacturers of our private label products. To the extent that any foreign manufacturers that supply products to us directly or indirectly utilize quality control standards, production methods, labor practices or other practices that vary from those legally mandated, expected by our customers or commonly accepted in the world, we could be hurt by any resulting negative publicity or, in some cases, face potential liability. Historically, instability in the political and economic environments of the countries in which our suppliers or we operate has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in the foreign countries where our supplying manufacturers are located may have on our operations. In the event of disruptions or delays in supply due to economic or political conditions in foreign countries, those disruptions or delays could adversely affect our results of operations unless and until alternative supply arrangements are made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

Failure to maintain and further develop our brand recognition and maintain a positive public image could have a material adverse effect on our business and results of operations.

We believe developing our brand recognition is important to our sales and marketing efforts. If we fail to enhance the recognition of our brand, it could have a material adverse effect on our ability to sell products and, in turn, our business and results of operations. If we fail to maintain and develop a positive public image and reputation, our existing business with our customers could decline and we may fail to attract new customers, which could, in turn, adversely affect our prospects and results of operations.

For instance, complaints from customers or negative publicity about the products we sell (especially our private label products), the prices we charge or customer service have, from time to time, had a negative effect on our reputation in the past and could in the future reduce consumer confidence and the use of our services and adversely affect our business. In addition, some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

In addition, from time to time we execute advertisement contracts with celebrities to promote our sites and brands in marketing campaigns. Harm to those celebrities’ reputations, even if not associated with our sites and brands, could also harm our brand image and result in a material decrease in our net sales, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in, Brazil, Mexico, Argentina, the Cayman Islands and the United States may result in a higher tax rate on our earnings, which may result in a significant negative impact on our profits and cash flows from operations. Also, our results of operations and financial condition may be affected if certain tax incentives are not retained or renewed. For example, the ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a Brazilian state value-added tax with nominal rates of 7% to 25% depending on each state’s tax legislation. Sales to purchasers outside of the State of Pernambuco originating from our distribution center located in the city of Recife (State of Pernambuco, Brazil) currently enjoy Pernambuco State ICMS tax rates ranging from 0.5% to 1.0%, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originating from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) currently enjoy a Minas Gerais State ICMS tax rate of 1%. These ICMS tax benefits can be suspended or cancelled by the States of Pernambuco and Minas Gerais at any time. Benefits can also be suspended or cancelled by Brazilian judicial courts in the event of lawsuits filed by other States or legitimate parties challenging their constitutionality, and any loss of these incentives would result in increased taxes for the upcoming fiscal years and adversely affect our results if we are not able to pass this tax increase on to our customers. In 2015, our average ICMS tax burden was 3.6%, mainly as a result of tax reductions and incentives. As a result of a recent amendment to the Brazilian constitution, which changed the rules about the allocation of ICMS taxes collected in interstate sales between the state of origin of the products sold and the state where the final customer is located, we expect that our average ICMS tax burden will increase to 10.1% by 2019, as these changes are expected to partially offset the benefits we currently experience from these tax incentives. For further information regarding the changes prompted by this constitutional amendment and its impact on us, see “Item 4. Information on the Company— B. Business Overview—Regulation.” If we are not capable of optimizing our cost structure to offset this tax increase or if we are not capable of passing on this tax increase to our customers, our financial condition, results of operations and cash flows could be adversely impacted.

In addition, governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent downturn of the economic environment in Brazil and Mexico. If such proposals were enacted, or if modifications were to be made to certain existing tax benefits or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Additionally, tax laws and regulations may be interpreted differently by tax authorities, which may impact our operations if the interpretation of the tax authorities differs from our interpretation. For further information regarding ongoing relevant disputes between us and tax authorities, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings —Legal and Administrative Proceedings—Tax and Social Security Matters.”

We may be or become a passive foreign investment company, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, and taking into account the value of our goodwill calculated based on the current value of our common shares, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future. However, the determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of our gross income in that taxable year is passive income or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares, which is subject to change. See “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

If we are a PFIC for any taxable year during which you hold our common shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Consequences.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will generally become subject to burdensome reporting requirements. We cannot assure you that we are not a PFIC for our current taxable or that we will not be a PFIC for any future taxable year. For more information, see “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Consequences —Passive Foreign Investment Company.”

The expansion of our business partially depends on increased availability of credit and credit cards to our customers, and we are subject to payments-related risks.

Our business is highly dependent on credit cards as the preferred payment method of our customers. As of December 31, 2017, 71.3% of our net sales were derived from payments effected through credit cards. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Brazil, Argentina and Mexico, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a relevant portion of the population in such countries.

In addition to credit cards, we accept payments using a variety of methods, including bank payment slips, electronic payment platforms (such as PayPal) and consumer invoicing. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and additional fraud-related risks. For certain payment methods, including credit cards, we pay transaction and other fees, which may increase over time and raise our operating costs, lowering profitability. We rely on third parties to provide payment processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. If we fail to comply with these third-party servicers’ rules or requirements, or if our data security systems are breached or compromised (similar to the increase in fraud attempts we experienced in 2016), we may be liable for chargebacks, credit card issuing banks’ costs, fines and higher transaction fees and we may lose our ability to accept credit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments. Additionally, consumers and merchants in Brazil can bring claims against us for credit card and other losses due to third-party fraud on our marketplace platform. If any of these situations were to occur, our business and operating results could be adversely affected.

In addition, as secure methods of payment for eCommerce transactions have not been widely adopted in certain emerging markets, consumers and other merchants may have relatively low confidence in the integrity of eCommerce transactions and remote payment mechanisms, which may have a material and adverse effect on our business prospects or limit our growth.

Our costs may change as a result of currency exchange rate fluctuations or inflation in the cost of merchandise manufactured and purchased abroad.

We source goods from various countries (mainly from the United States of America, Taiwan and China) in currencies other than the Brazilian real (mainly the U.S. dollar). As a result, changes in the value of the U.S. dollar or in the functional currencies in which our subsidiaries operate compared to other currencies, or inflation affecting foreign labor and raw material costs, may affect the cost of goods that we purchase. If the cost of goods that we purchase increases, we may not be able to similarly increase the retail prices that we charge consumers without impacting our sales and our results of operations may suffer. If we do increase our retail prices, our reputation may suffer, which may also negatively impact our results of operations.

We depend on key management personnel, and the loss of our management or the inability to attract and retain other key personnel could harm our business.

Our future success depends largely on the skills and efforts of our senior management team, and in particular, Marcio Kumruian, one of our founders, and currently chairman of our board of directors and chief executive officer. The loss of members of our management could disrupt our operations and have an adverse effect on our business. If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. In particular, our business model was designed by Marcio Kumruian, and we believe that we will continue to be heavily dependent on his insights and experience for our continuing success.

Our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other highly skilled technical, managerial, information technology, marketing and customer service personnel. Competition for these personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel.

We are susceptible to illegal uses of our platform, and we could potentially face liability for any illegal use of our platform.

We, like our platforms, are susceptible to potentially illegal or improper uses, including, fraudulent and illicit sales on the payment methods accepted by us and bank fraud. In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require notification to regulators, customers or employees and we may be required to reimburse customers or credit card companies for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. If we are unable to accept credit cards, our business will be adversely affected given that credit cards are the most widely used method for our customers to pay for the products we sell.

We may pursue strategic acquisitions or investments and the failure of an acquisition or investment to produce the anticipated results or the inability to fully integrate an acquired company could have an adverse impact on our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of acquisitions or investments is based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to the respective business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to successfully integrate acquisitions, our business could suffer. In addition, the integration of any acquired business and their financial results may adversely affect our operating results.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and the NYSE. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure (including cybersecurity risk), financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations may also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

If we fail to establish and maintain proper and effective internal control over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering completed in April 2017, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. Neither we nor our independent registered public accounting firm undertook, nor were we required to undertake, a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. We believe it is possible that, if we performed a formal assessment of our internal control over financial reporting or if our independent registered public accounting firm performed an audit of our internal control over financial reporting, incremental internal control deficiencies or material weaknesses could have been identified.

We are now subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, beginning with the year ending December 31, 2018, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal control over financial reporting.

Although we are still not required to perform such testing of our internal control over financial reporting to assess the effectiveness of our internal control over financial reporting, in our ongoing effort to establish effective internal controls over financial reporting by the time we are required to perform system and process evaluation and testing of our internal control over financial reporting, and in connection with the consolidated financial statements closing processes for the year ended December 31, 2017, we identified some evidences of certain internal control deficiencies related to our IT environment and financial closing processes that represent, individually or in the aggregate, the existence of significant deficiencies and material weakness in internal controls. For further information, see “Item 15. Controls and Procedures.”

We have only very recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act. We cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required (including those related to the internal control deficiencies related to our IT environment and financial closing processes) could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation.

The actual testing of our internal control over financial reporting may reveal further deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies and render our internal control over financial reporting ineffective. Because of our international corporate structure, our financial reporting requires substantial international activities, resources and reporting consolidation. We expect to incur substantial accounting and auditing expense and to expend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly our Brazilian subsidiary. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—We plan to continue expanding our international operations abroad. Inherent risks or developments in the international markets where we operate expose us to a number of risks, including risks beyond our control, and they could have an adverse effect on our financial condition and results of operations,” “—Risks Related to Doing Business in Brazil and the rest of Latin America—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could have an adverse effect on us and the market price of our common shares,” “—Risks Related to our Common Shares—It is unlikely that we will declare any dividends on our common shares” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend policy.”

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of the countries where we operate. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with eCommerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect our business and results of operations. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible complies with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information.

Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.

For instance, in December 2017 we experienced a cybersecurity incident in our operations in Brazil, in which specified non-banking personal data (no passwords or credit card data) from certain of our customers were disclosed to unauthorized third-parties (hackers). In this context, we have voluntarily communicated the facts to law-enforcement authorities in Brazil and the Brazilian Federal police is currently investigating the incident while we continue to cooperate with the local authorities. Although after the conclusion of an internal investigation carried out by an independent specialized cyber-security company there is no indication that our IT infrastructure has been compromised, we cannot assure you that our security measures in place are sufficient to prevent future security breaches or that our failure to prevent them will not have a material adverse effect on our business. Further, we do not carry and we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

Our inability or failure to protect our intellectual property and any intellectual property infringement against us could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, trade secrets, domain names and other intellectual property (including those related to our private label products) are valuable assets that are critical to our success. In particular, the protection of our trademarks and service marks is an important factor in product recognition and in our ability to maintain or increase market share. If we do not adequately protect our rights in our various trademarks and service marks, unauthorized reproduction or other misappropriation of our intellectual property may arise. Such infringement of our intellectual property rights could diminish the value of our brands or goodwill and cause a decline in our sales. As a result, any failure to protect our intellectual property could have an adverse effect on our operating results.

Effective trademark and other intellectual property protection may not be available in every country in which we operate and we cannot guarantee that we will be able to adequately protect our intellectual property from misappropriation or unauthorized use. The process of seeking intellectual property protection is expensive and time-consuming. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for products or solutions that address our market. Policing unauthorized use of intellectual property is also difficult. Additionally, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and our failure to successfully defend our proprietary rights could adversely affect our business.

Risks Related to Doing Business in Brazil and the Rest of Latin America

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could have an adverse effect on us and the market price of our common shares.

We conduct a substantial amount of our operations in Brazil, and we sell a substantial portion of our products to customers in the domestic market. For the year ended December 31, 2017, 89.6% of our net sales were derived from Brazil. Accordingly, our results of operations are substantially dependent on the economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 0.1% in 2014, shrank by 3.8% in 2015 and by 3.6% in 2016, and grew again by 1.0% in 2017. In 2016, the real has fluctuated significantly, primarily as a result of Brazil’s political instability, and it has generally appreciated against the U.S. dollar since March 2016. In , 2017, the real has generally stabilized. In addition, the credit rating of the Brazilian federal government has been downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. In January 2018, S&P further lowered its long-term rating for Brazil’s sovereign credit from BB to BB-minus, with a stable outlook, citing less timely and effective reform policymaking. In February 2018, Fitch lowered its long-term rating for Brazil’s sovereign credit from BB to BB-minus, with a stable outlook. We cannot assure that Brazil’s GDP will increase or stabilize in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates, employment rates, the availability of credit and average wages in Brazil and, consequently, the consumption level of the products we sell. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations, trading price of the common shares and prospects may be adversely affected by changes in government policies or regulations, involving or affecting factors such as:

•	interest rates;

•	exchange rates and exchange control policies;

•	restrictions on remittances abroad;

•	currency fluctuation;

•	inflation rates;

•	tariff and export/import control policies;

•	economic and social instability;

•	liquidity of domestic financial and capital markets;

•	electricity rationing and energy shortage;

•	international trade policy;

•	tax policies;

•	regulatory framework governing our industry; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the Brazilian currency has suffered frequent devaluations against the U.S. dollar. Throughout the periods of currency depreciation, the Brazilian government has implemented certain measures and various economic plans for exchange controls. For instance, Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian governmental directives. We cannot assure you that the Brazilian government will not take similar measures in the future. As a result, we may not be able to receive dividends or distributions from our Brazilian subsidiary in currencies other than reais and consequently be unable to pay dividends to our shareholders. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, and other factors.

Furthermore, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global drop in commodity prices. The acting Brazilian government has proposed the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2018, but it is uncertain whether the acting Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. For instance, due to limitations imposed by the Brazilian constitution, it is no longer expected that a broader social security reform will be approved by the Brazilian Congress this year. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2018 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies.

Operation Lava Jato or similar investigations and political instability resulting therefrom may adversely affect our business and results of operations and the price of the securities issued by subsidiaries of companies with substantial operations in Brazil. Additionally, such investigations may result in reputational risks.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and that of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. As a result of the ongoing Lava Jato investigation, a number of senior politicians, including congressmen and officers of some of the major state-owned companies in Brazil have resigned or been arrested. Other senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation. The matters that have come, and may continue to come, to light as a result of, or in connection with the Lava Jato investigation and related anti-corruption inquiries have adversely affected and we expect that they will continue to adversely affect the Brazilian economy, markets and trading prices of securities issued by issuers with Brazilian operating subsidiaries in the near future.

The potential outcome of the investigations related to the Lava Jato operation is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of the cases could adversely affect us.

In addition, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her mandate. On August 31, 2016, following a trial by the Senate, President Dilma Rousseff was impeached and Vice-President Michel Temer was sworn in as president. The president of Brazil has power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses including us. More recently, in May 2017, the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office has increased uncertainty with respect to the future prospects of the Brazilian market. Furthermore, although the Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote has recently acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing that could annul the presidential election that took place in 2014 and ultimately could require President Michel Temer to vacate the presidential office, this decision may still be appealed to the Brazilian Supreme Court (Supremo Tribunal Federal). In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, recently a Brazilian federal appeals court unanimously upheld the conviction of former president Luís Inácio Lula da Silva on corruption charges uncovered by the Lava Jato operation, a decision which can still be appealed to the Brazilian Supreme Court. We cannot predict whether these investigations and lawsuits will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future. In addition, we cannot predict the results of any such investigations, including their effects over the Brazilian economy. The development of such cases may negatively affect us.

In October 2018 general elections will be held in Brazil for the election of its next president for a four-year term as well as for senators and federal congressmen. We cannot predict the policies the future president may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any new policies or changes to current policies may have a material adverse effect on us.

We plan to continue expanding our international operations abroad. Inherent risks or developments in the international markets where we operate expose us to a number of risks, including risks beyond our control, and they could have an adverse effect on our financial condition and results of operations.

Our international activities represented 10.4% of our net sales for the year ended December 31, 2017. We may enter into new international markets where we have limited or no experience and in which we may be less well-known. As we expand internationally, we are managing our business to address varied consumer customs and practices, in particular those dealing with sporting goods eCommerce and with respect to the Internet generally, as well as differing legal and regulatory environments. Our failure to accurately assess business opportunities and local consumer customs could have a material adverse effect on our business, results of operations and financial condition. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

•	political, social, or economic instability, including civil disturbances;

•	fluctuations in currency exchange rates and its impact on our international operations (such as the sharp devaluation of the Argentine peso, which resulted in a material reduction of the results of operations of our subsidiary in Argentina in 2015 when denominated in reais, which reached ARS5.70 per R$1.00 on December 31, 2017 and ARS4.87 per R$1.00 on December 31, 2016 compared with ARS3.32 per R$1.00 on December 31, 2015), compliance with currency controls and restrictions on remittances abroad;

•	inflation rates (such as the current environment of high inflation rates in Argentina, which reached 26.7% in 2015, 41.2% in 2016 and 24.8% in 2017, according to the Argentine National Statistical Institute (Instituto Nacional de Estadística y Censon de La República Argentina, or INDEC);

•	risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to consumer, privacy and data protection laws, tax, law enforcement, network security, trade compliance and intellectual property matters, as well as consumer litigation;

•	government regulation of Internet and eCommerce and other services, electronic devices, and competition, and restrictive governmental actions (such as restrictions on importation and trade protection measures, including import duties and quotas and customs duties and tariffs);

•	burdens of complying with a variety of foreign laws;

•	difficulties in identifying, attracting, hiring, training and retaining qualified personnel, and overseeing international operations, including the efficient management of our international operations;

•	availability, quality and level of usage of the Internet in relevant jurisdictions, and lower levels of consumer spending;

•	higher level of credit risk, fraud and the lack of secure payment methods;

•	restrictions on sales or distribution of certain products or services and liability related to products sold to customers;

•	limited technology infrastructure; among others.

Accordingly, any efforts we make to expand our cross-border operations may not be successful, which could limit our ability to grow our net sales.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us and the market price of our common shares.

Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), was 10.67% in 2015, 6.29% in 2016 and 2.95% in 2017.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government historically has adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank sets the base interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In August 2012, the base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate) set by the Central Bank was 7.50%. To control inflation during 2013, the Central Bank gradually raised the SELIC rate to 8.50% in July, 9.00% in August, 9.50% in October, and 10.00% in December. In 2014, the Central Bank raised the SELIC rate to 11.00% in April, 11.25% in October and 11.75% in December. In 2015, it was raised again to 12.25% in January, 12.75% in March, 13.25% in May and 14.25% in July. From July 2015 to September 2016 it remained at 14.25% and mostly following lower inflationary pressures it was reduced to 14% in October 2016, 13.75% in November 2016, 13% in January 2017, 12.25% in February 2017, 11.25% in April 2017, 10.25% in May 2017, 9.25% in July 2017, 8.25% in September 2017, 7.50% in October 2017, and 7.00% in December 2017. As of March 27, 2018 the SELIC rate was 6.5%. Brazilian interest rates remain high and any increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations.

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be incapable of preventing increases in the inflation rate. Furthermore, the absence of such policies may trigger increases in the inflation rate and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect our business, results of operations and the market price of our common shares.

Exchange rate instability may adversely increase our costs and affect our financial condition and results of operations.

The Brazilian currency has historically experienced frequent, sometimes significant, fluctuations relative to the U.S. dollar and other foreign currencies. On December 31, 2012 the real/U.S. dollar exchange rate was R$2.04 per US$1.00. During 2013, the real depreciated against the U.S. dollar, and on December 31, 2013, the exchange rate was R$2.34 per US$1.00. The real continued its decline against the U.S. dollar in 2014, reaching R$2.66 per US$1.00 on December 31, 2014. In 2015, the real further depreciated against the U.S. dollar, reaching R$3.90 per US$1.00 on December 31, 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.26 per US$1.00 on December 31, 2016. On December 31, 2017 the real/U.S. dollar exchange rate was R$3.31 per US$1.00 and on March 27, 2018, the real/U.S. dollar exchange rate was R$3.3256 per US$1.00.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could adversely affect the stability of the Brazilian economy, as well as adversely impact our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may adversely affect us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Many of the goods we purchase are manufactured abroad, and the prices charged by foreign manufacturers may be affected by the fluctuation of their local currency against the U.S. dollar. We source goods from various countries, including China, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could adversely affect the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Deterioration in general economic and market conditions or the perception of risk in other countries, especially the United States and emerging market countries, may adversely affect the countries in which we operate, the market price of our common shares, our access to the international capital markets and, accordingly, our results of operation and financial condition.

The market price of securities issued by Brazilian companies or holding companies with Brazilian subsidiaries is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries. Factors such as higher interest rates, higher fuel and energy costs, weakness in overall market conditions, higher levels of inflation and unemployment, decreases in consumer disposable income, unavailability of consumer credit or credit restrictions imposed by credit card companies, higher consumer debt levels and tax rates, among others, may adversely affect consumer demand for sporting, fashion and beauty goods, and significantly affect our business. Although economic conditions in certain countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on companies with operations in Brazil. For example, the popular referendum that approved the United Kingdom’s withdrawal from the European Union and the election of the current president of the United States, may have an adverse effect on the market value of securities of Brazilian issuers, or companies with significant operations in Brazil. Crises or investors’ perceptions of events in the United States and other emerging market countries or changes in economic policies of other countries may substantially affect capital flows into these countries and the market value of securities from issuers in other countries, and may especially impact the demand for securities of Brazilian issuers or issuers with Brazilian operating subsidiaries, including ours. Any of these factors could adversely affect the market price of our securities and restrict our ability to access international capital markets at all or on acceptable terms and finance our operations.

In the past, adverse economic conditions in other emerging markets resulted in a significant outflow of funds and a decrease in the quantity of foreign capital invested in Brazil. The financial crisis that began in the United States during the third quarter of 2008 contributed to a global recession. This had direct and indirect adverse effects on the Latin American economies where we operate and, more specifically, in the Brazilian economy and capital markets. These effects included fluctuations in the trading prices of listed securities, scarcity of credit, cost-cutting measures, general worldwide recession, exchange rate instability and inflationary pressures. Any of these events could adversely affect the market price of our common shares and limit our access to capital markets. As a result, we may be unable to finance our operations in the future on acceptable terms or at all.

To the extent that economic problems in emerging market countries or elsewhere adversely affect Brazil or the other countries where we operate, our business and the market value of our common shares could be adversely affected. Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to companies with significant Brazilian operations or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil may negatively affect growth and liquidity in the Brazilian economy, which in turn may have a negative impact on our business.

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about Internet service provider liability, Internet user privacy and internet neutrality, or the Internet Act. In May 2016, further regulations were passed in connection with the Internet Act. However, unlike in the United States, little case law exists around the Internet Act and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could have a material adverse effect on our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our operations and financial results. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; customs or import laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations could have a material adverse effect on our business, financial condition or results of operations.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, or collectively the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered.

As of December 31, 2017, we had approximately 182 active proceedings with PROCONs and small claims courts relating to consumer rights. Most of these disputes are related to delays in the delivery of products, chargeback disputes, and product returns. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Risks Related to our Common Shares

The price of our common shares may fluctuate substantially, and your investment may decline in value.

The trading price of our common shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control, including those described above under “—Risks Related to our Business and Industry” and “—Risks Related to Doing Business in Brazil and the rest of Latin America.” The stock markets in general, and the NYSE and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our common shares, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our common shares. Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition. For further information about the high and low closing sales prices for our common shares on the NYSE, see “Item 9. —A. The Offer and Listing Details—Price History of Our Common Shares.”

Our largest shareholders and their affiliates, in the aggregate, own 68.8% of our outstanding common shares and, to the extent they act together, will control all matters requiring shareholder approval. This concentration of ownership limits your ability to influence corporate matters.

Our largest shareholders and their affiliates own 68.8% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Despite the termination of our shareholders’ agreement upon completion of our initial public offering in April 2017, these entities, to the extent they act together, will control a substantial majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect all or a substantial majority of the members of our board of directors and set our management policies and exercise overall control over us. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information.

The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. For example, these shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. They may also pursue acquisition opportunities for themselves that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as these shareholders continue to own a substantial number of our common shares, they will significantly influence all our corporate decisions and together with other shareholders they may be able to effect or inhibit changes in the control of our company.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research or reports about our business, or publish unfavorable research or reports, our share price and trading volume may decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our common shares, our share price would likely decline. Further, as we are not required to publish quarterly financial information, if we cease to publish that information, any analysts covering us may not have enough information to compare us to our peers on a regular basis and may choose to cease coverage. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our common shares may decrease, which may cause our share price or trading volume to decline.

It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment.

We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, for future operations and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our general meeting of shareholders or board of directors may deem relevant. Accordingly, investors will most likely have to rely on sales of their common shares, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our common shares will ever exceed the price that you pay.

Common shares eligible for future sale may cause the market price of our common shares to drop significantly, even if our business is doing well.

The market price of our common shares may decline as a result of sales of a large number of our common shares in the market or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We currently have 31,056,244 common shares outstanding that except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our common shares.

From time to time we may grant share based compensation to our management and employees, which may cause their interests to become excessively tied to the trading price of our common shares.

From time to time, we may grant share options to our management and employees. We have created a share option plan, which is in the process of being fully vested and exercised. We may introduce new share option plans for our senior management and employees in order to increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance.

If our shareholders or board of directors approve the issuance of new share option plans (or the issuance of additional share options under the existing share option plan), you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our common shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our common shares, which may have an adverse impact on our business and financial condition. For more information about our share based compensation, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Critical Accounting Policies and Estimates—Share-based Payments” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Officers—2012 Share Plan.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 16G. Corporate Governance.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the PCAOB (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE we will rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than as may result from the requirements for the audit committee member independence under the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions with only independent directors; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

Although we may have certain corporate governance practices that generally follow NYSE corporate governance standards, as a foreign private issuer, we may follow home country practice from the Cayman Islands in lieu of the above requirements. Therefore, our board of director’s approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For further information regarding our corporate governance practices, see “Item 16G. Corporate Governance.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Netshoes (Cayman) Limited is a publicly-held company listed on the New York Stock Exchange since April, 2017, and therefore subject to certain reporting requirements of the Exchange Act.

We were founded in January 2000 when our founders Marcio Kumruian and Hagop Chabab opened a physical shoe store in São Paulo, Brazil, and our business has transformed substantially since then. In 2007, we closed our brick-and-mortar retail stores, shifted our focus to eCommerce retail and launched Netshoes.com, our online store specialized in sports and active lifestyle goods. Since then, we have expanded in the following ways:

Building Online Leadership. We invested heavily in our brand with the goal of developing the leading eCommerce sports footprint. In 2009, we received our first round of investments from financial investors and, with their support, grew our business to establish our market leadership and continue to improve our corporate governance and management structure.

Geographical Expansion. Recognizing promising income, consumer purchasing habits and online penetration trends, we expanded our operations to Argentina and Mexico in 2011. With our leadership in Brazil, Argentina and Mexico, we now cover an estimated two-thirds of the gross domestic product, or GDP, in Latin America.

Brand and Vertical Diversification. In December 2014, leveraging the success of Netshoes and our existing infrastructure, we launched Zattini, an online store originally designed to offer fashion products to our Brazilian customers. We have successfully introduced new categories of products over time, including beauty products to our Zattini offerings in 2016. We believe that Zattini is one of the fastest growing online fashion and beauty site in Brazil, based on sales growth and for the year ended December 31, 2017, Zattini accounted for 16.1% of our net sales in Brazil and 14.4% of our net sales on a consolidated basis. In addition, since November 2014, we began offering private label apparel across the Netshoes and Zattini platforms, and for the year ended December 31, 2017, the sales of those products accounted for 8.2% of our net sales in Brazil and 7.4% of our net sales on a consolidated basis.

Traffic Monetization. More recently, we have begun to evaluate other ways to monetize our large customer base, and leverage our supplier relationships, technology and infrastructure. To this end, we have implemented additional products and services, such as creating a third-party marketplace, which increases the selection available to our customers, as well as launching financial services such as a co-branded credit card with a major Brazilian financial institution. We will continue to evaluate opportunities to add services to our digital ecosystem that tie consumers closer to our sites while maintaining our core customer experience. We believe these initiatives have the potential to drive significant growth and increase customer loyalty going forward, enhancing Netshoes’ profitability.

Our principal executive office is located at Rua Vergueiro 961, Liberdade, Zip Code 01504-001, in the city of São Paulo, State of São Paulo, Brazil. We were incorporated in the Cayman Islands as an exempted company with limited liability. Our registered office is located at Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The telephone number of our investor relations department is +(55-11) 3028-8298. Our corporate investor relations website can be found at www.netshoes.com/institucional. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to invest in our common shares.

Initial Public Offering

In April 2017, we completed our initial public offering, in which we sold an aggregate of 8,250,000 of our common shares at a public offering price of US$18.00 per common share. We received approximately US$134.2 million (R$415.6 million, using the exchange rate on the date of the closing of this offering) of net proceeds from this offering (i.e., after deducting underwriting discounts, commissions and offering expenses). Our common shares are listed on the NYSE under the symbol “NETS.”

Principal Capital Expenditures

Our capital expenditures (consisting of purchase of property and equipment and intangible assets) represented 3.1% , 4.2% and 3.0% of our net sales in 2015, 2016 and 2017, respectively. In 2017, expenditures were mainly concentrated in the acquisition and in-house development of software. For 2018, we have budgeted capital expenditures of R$75.0 million, including the acquisition of property and equipment and intangible assets, which will be funded through our operating activities and debt financing.

B.	Business Overview

Our mission is to be the leading online consumer platform in Latin America. We are the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, as measured by net sales. We operate in Brazil, Argentina, and Mexico and, since our launch, we have sold to more than 15.4 million customers across our sites (representing a 20.8% year-over-year growth from 2016), solidifying our position as one of the few scaled online retailers in Latin America and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our desktop and mobile websites and applications, which we refer to as our “sites,” we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini. We believe that Netshoes has become one of the most recognized brands by consumers, in Brazil and Argentina, among both online and offline sports retailers. We believe that Zattini, a site we launched in December 2014, is quickly becoming a leading online brand for fashion and beauty in Brazil in terms of consumer recognition.

We were founded in January 2000 by Marcio Kumruian and Hagop Chabab as a single physical shoe store in São Paulo, Brazil. In 2007, we closed our brick-and-mortar stores and shifted to an online business to reach more customers across Brazil. Since then, we have built on our initial success, expanding across geographies and brands. We have also selectively introduced new product categories, maintaining our core strategy of focusing on product verticals with higher margins that have short replacement cycles and are easy to ship.

Core to our success has been a relentless focus on delivering a superior customer experience across each of the countries in which we operate, including remote locations not typically served by traditional retailers. As one of the first companies in Latin America to provide online retail offerings, we have emphasized the importance of customer service, including introducing short delivery times (with same-day delivery in capital cities of each of the countries in which we operate and certain other densely populated areas in Brazil), free return shipping for the first return or exchange, one-click purchasing, secure payment options and post-sales support. We have also developed technology that personalizes the shopping experience for our customers, and our sites have advanced features including enhanced search capabilities, easy navigation, product recommendations and customized ordering. This core customer focus has driven customer loyalty, as demonstrated by our high repeat purchasing. In the year ended December 31, 2017, 77.2% of our total orders came from repeat customers.

Our sites are also optimized for mobile shopping, and to facilitate our customers’ access to our sites. Despite Latin America’s relatively low smartphone penetration rate, in the year ended December 31, 2017, approximately 65.0% of total visits to our sites and 46.1% of the total orders placed by our active customers came from mobile devices (in Brazil, mobile commerce accounted for 22% of eCommerce sales in 2017, according to Euromonitor1).

We are also a trusted partner and the go-to channel for the most important brands in sports and lifestyle retail in Brazil, Argentina and Mexico, and are increasingly establishing similar partnerships with fashion and beauty brands. We offer over 210,000 stock keeping units, or SKUs, from over 500 brands, including Nike, Adidas, Mizuno, Tommy Hilfiger, Ralph Lauren and Lacoste and work closely with our suppliers to promote and protect their brands and help manage product selection. We believe we are one of the largest distribution channels for these brands in Brazil and Latin America. We have also begun to develop our private label brands to supplement our existing supplier relationships in key categories.

Our success in the region has been dependent on our consistent ability to build a solid infrastructure network to support our operations, as well as our scalable and customized logistics capabilities. We have created a highly automated picking, packing and inventory management system, built to efficiently handle the products in which we specialize — easy-to-ship items with high margins and short replacement cycles. Today, we have three automated distribution centers in Brazil, one in Argentina and one in Mexico. We have also established innovative partnerships with over 31 local companies, across all of our operations, including Correios, the largest shipping provider in Brazil which has established shipping centers within our distribution centers to facilitate more efficient distribution. Also, since September 2017, we offer customers the option of collecting their purchases directly at Correios’ branches, with over 7,000 pick-up points in Brazil. We are able to ship over one million orders a month, and on average, process the orders we receive within eight hours after confirmation, achieving an on-time delivery rate of approximately 97.0% of total processed orders.

At the scale at which we operate, the combination of our customers, the brands we offer and infrastructure we have developed has resulted in powerful network effects, which we believe offer a significant competitive advantage. Our large and growing Latin America customer base has allowed us to attract and retain high quality brands, which in turn drives new and repeat customers. This has driven our growth and has allowed us to continually reinvest in and improve our product selection, technology and infrastructure while also driving significant cost efficiencies. These network effects are evident in our performance and scale. We also believe that these favorable network effects allow us to expand the reach of our sites to build the leading online consumer platform in Brazil and Latin America.

We have achieved the following significant milestones as of and for the year ended December 31, 2017:

•	6.7 million active customers, an increase of 19.9% from the 5.6 million active customers we had as of December 31, 2016;

•	12.3 million total orders on our sites, an increase of 20.0% from the 10.3 million total orders for the year ended December 31, 2016;

•	77.2% of our total orders were invoiced to repeat customers (which are customers who have previously purchased from us), an increase from 74.5% for the year ended December 31, 2016;

[1]	Source: Euromonitor International Limited; Retailing 18ed; per Retailing, Internet Retailing, Mobile Internet Retailing and Internet Pure Play Retailers definitions; retail value sales, local currencies; 2017 data.

•	46.1% of our total orders were placed by customers on a mobile device, an increase from 32.2% for the year ended December 31, 2016; and

•	In our Brazilian operations, positive cash flows from operations beginning in 2014 and positive EBITDA beginning in 2015

Also, for the years ended December 31, 2016 and 2017, we reported:

•	Net sales of R$1,739.5 million and R$ 1,889.0 million, respectively, representing a year-over year growth of 15.5% and 8.6% in 2016 and 2017, respectively;

•	Net loss of R$151.9 million and R$170.3 million, respectively; and

•	R$43.9 million and R$43.3 million in negative EBITDA, respectively.

For information on how we define and calculate active customers, total orders, total orders placed from mobile devices and EBITDA, and for a reconciliation of our non-IFRS figures to their IFRS equivalents, see the section of this annual report captioned “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Our Competitive Strengths

We are the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region. Our specific regional knowledge has allowed us to compete against international eCommerce sites, and our technology has differentiated us from traditional retailers. We have achieved our leadership position as a result of the following core strengths:

High market share in a large and expanding total addressable market. We benefit from our early mover advantage in Latin American eCommerce, which has allowed us to capture what we believe is a significant market share and achieve a leadership position in a large addressable market. We have operated for over eighteen years in Brazil and approximately seven years in Argentina and Mexico, which we believe provides us with deep knowledge of the local culture, customer preferences, buying trends and regional infrastructure. As our market continues to expand through increased online and mobile penetration, a growing middle class, continuous focus on active lifestyles, and an increased consumer willingness to shop online, we believe that we are and will continue to be well-positioned as a leading established player to benefit from these macro-economic trends.

Focus on attractive verticals driving high operating leverage. We believe the lifestyle verticals in which we specialize are particularly suited for distribution online due to the following factors: (1) the vast inventory selection, benefitting customers by providing them with access to varied products in one place; (2) the lightweight nature of most of the products we offer, which makes them easy to ship and drives fast delivery speeds at significant volumes; (3) the high gross margin of these retail categories; and (4) the need for consistent replacement (compared to, for example, household appliances and electronics), which drives repetitive customer buying behavior. Our focus on these verticals has resulted in over 31.0% gross margins (defined as gross profit divided by net sales), including the cost of shipping, for the last four years, which provides substantial operating leverage as we continue to invest in additional parts of our business. As a result, we have achieved positive operating cash flow in our most mature market, Brazil, on an annual basis since 2014.

Recognized and trusted brand for customers and partners. We have built a strong brand over the last eighteen years as demonstrated by our significant scale, with 22.2 million registered members and 6.7 million active customers as of December 31, 2017 purchasing from the over 500 brands we offer (200 of which are available on our Zattini site, launched in December 2014). We engage with our customers, both on and off our sites, and we have over 14.0 million Facebook fans. We believe we have also forged deep and trusted relationships with our partners, whose products we offer on our sites and for whom we manage branded online stores. Our presence across the three largest economies in Latin America in terms of GDP, with a customer interface and back-end infrastructure built on our cultural and geographic expertise, has provided access for many of our partners to an otherwise difficult-to-reach demographic.

A superior customer experience, resulting in strong customer loyalty. Through our eCommerce model and our expanding vertical presence, our mission is to become the leading online consumer platform in Latin America. We offer our customers a reliable and convenient online shopping experience with a wide selection of over 210,000 SKUs, visually inspiring browsing, compelling merchandise, easy product discovery, attractive prices and various shipping options. Additionally, we offer our customers the ability to customize officially licensed merchandise from leading sporting brands. We also provide our customers free return shipping for the first return or exchange and the ability to process an exchange or return directly on our platforms. As we continue to add new customers in larger monthly numbers, existing customers continue to purchase from our sites at a consistent rate. In the year ended December 31, 2017, 77.2% of our total orders came from repeat customers. As a result of our focus on customer service, we were awarded the Modern Consumer Award in Customer Excellence – Company that Most Respects its Customers by Grupo Padrão, from 2013 to 2017, and by the Instituto Ibero Brasileiro de Relacionamento com o Cliente (Iberic-Brazilian Institute of Customer Relationship, or IBRC) as the ecommerce with “The Best Customer Service” in 2017.

Differentiated logistics and technology capabilities. We have invested in and built logistics capabilities, and innovative technology that is customized to our verticals and regions. Our highly automated picking, packing and inventory management systems have enabled us to achieve high order accuracy and delivery speed at significant volumes. On average, we are able to process the purchase orders placed by our customers within eight hours after they are confirmed. Our technology is also highly scalable—we are able to process approximately 105,000 orders per day during our peak holiday season compared to an average of 35,000 orders per day on a regular basis. We have also assembled a team of over 260 dedicated technology professionals who have built a sophisticated platform that enables transactions across three countries, multiple languages and devices.

Visionary founder and management team. We have built a culture of data-driven decision making, operational discipline and an unwavering focus on customer service. Our culture flows from our co-founder and CEO, Marcio Kumruian, who brings substantial industry expertise and led our shift to an online retailer, and from our experience as an early mover in the technology industry in the region. We believe our management team is well positioned to execute our long term growth strategy. This corporate culture has contributed to our ability to win multiple awards, including “One of the Ten Most Innovative Businesses in Brazil” from Forbes Magazine in 2015, and “The Most Innovative Retailer” in 2016 and 2017 from Valor Econômico, a prestigious business and financial newspaper in Brazil, and allows us to attract and retain best-in-class talent to our offices across the region.

Our Strategy

Our goal is to continue differentiating ourselves as the leading online consumer platform in Latin America. As we have done in the past, we plan to both grow our core business and expand our operations into attractive opportunities while maintaining our relentless focus on delivering a superior consumer experience. As we continue to scale, we are focused on growing in an efficient way that we expect will result in increased profitability for our business, including by launching new initiatives that are specifically focused on delivering increased revenue at higher margins. Specifically, we plan to:

Acquire new customers through increased traffic and conversion. We believe that there is significant room to further grow the customer base for our sites. We are well-positioned to benefit both from the expected industry shift to online retail, and from continuing to refine our marketing efforts to draw new consumers to our sites and then convert those consumers to active customers. We continually test new marketing channels and campaigns, measuring the returns on these campaigns, including building higher brand recognition for Zattini, which we launched more recently. We continually A/B test methods of customer acquisition and conversion by deploying new versions of the site several times a day.

Increase the monetization of our existing traffic through enhancing customer loyalty. Collectively, as of December 31, 2017, our sites had 22.2 million registered members, of which 6.7 million were active customers, compared to 18.3 million registered members in as of December 31, 2016, 15.1 million registered members as of December 31, 2015 and 12.2 million as of December 31, 2014. We believe that we can continue to drive increased monetization of our traffic, growing our sales through more frequent repeat purchasing and higher customer retention. We are consistently investing in data collection and analysis to more effectively market products and personalize our sites for each individual customer. We have also introduced and will continue to offer new products and services that tie our customers more closely to our sites. For example, we launched NCard—our co-branded credit card with Banco Itaú S.A—in April 2016, which offers exclusive benefits to users and in turn allows us to learn more about our customers’ spending habits as a result of their additional engagement with our sites.

Introduce new products in attractive verticals. We have found that by introducing new products in high margin verticals with short replacement cycles and that are easy to ship, we have been able to both attract new customers to our sites and increase purchases by existing customers, thereby continuously expanding our addressable market. For example, for the year ended December 31, 2017, approximately 53.8% of Zattini customers in Brazil were originally Netshoes’s customers. We have also successfully launched new product categories within each of our sites, and will continue to do so in a targeted way that grows our lifestyle brand while preserving higher margins on our sales. For example, we continue to invest in private label brands in verticals that have high customer price elasticity and margin potential, which help expand our profitability. For the year ended December 31, 2017, our seven private label brands accounted for 8.2% of our net sales in Brazil and 7.4% of our net sales on a consolidated basis, and ranked third on our platform on a combined basis.

Online Marketplace. In February 2016, we launched our online third-party marketplace across all of our sites. As of December 31, 2017, we had attracted 733 qualified third-party business-to-consumer, or B2C, vendors to our sites. We believe that the marketplace offers a significant opportunity to introduce increased product variety, particularly in less popular categories with lower demand, and scale new categories more quickly. Using a marketplace model, we are also able to take advantage of our existing infrastructure and cost base to generate incremental high-margin returns while not having to hold inventories (or record associated costs) and positively impacting our working capital requirements.

Expansion of our business into a consumer and services platform. We believe we have the opportunity to take advantage of the scale of our core business and our existing and large customer base, and leverage our technology and infrastructure to build a digital ecosystem capable of delivering increasing and significant value to customers and partners. We intend to build this platform on the foundation as a leading sports and lifestyle eCommerce destination. This platform includes NCard, a consumer finance solution launched in April 2016, and B2B sales. Our expansion into new verticals such as fashion and beauty and the launch of our online marketplace is evidence of our ability to further develop into adjacent online businesses, which we believe will generate long-term growth and value to our consumers.

Replicate the success of our Brazil business in Argentina and Mexico. We benefit from the ability to transfer the learnings and successes of our more mature Brazil operations, which have already achieved positive operating cash flow, to our emerging Argentina and Mexico businesses. Beginning in 2011, we launched our first two international sites, with a small team based in Argentina and another in Mexico, and since then we have achieved significant growth. We have distribution centers strategically located near each of their respective capital cities, Buenos Aires and Mexico City. For the years ended December 31, 2015, 2016 and 2017, our non-Brazil, Latin America operations accounted for 13.3%, 10.6% and 10.4% of our total net sales, respectively. We believe that there is growth and profitability remaining in these businesses as they continue to scale and as we introduce brands and products such as Zattini to those markets and new strategic initiatives such as our marketplace operation.

Our Industry

We believe eCommerce is becoming the universal solution for consumers to access products, anytime, anywhere.

In Latin America in particular, eCommerce presents a significant opportunity, with a number of factors supporting its expansion: increasing online penetration and mobile adoption, the emergence of new payment methods, and better network and logistics infrastructure, amongst others.

Additionally, despite recent macroeconomic volatility in certain countries such as Brazil and Argentina, eCommerce in Latin America has grown at an attractive CAGR of 11.4% from 2012 to 2017, according to Euromonitor2. In the mid- to long-term, we expect strong macro tailwinds due to an expanding middle class, increased disposable income, and reduced unemployment and interest rates, among others.

[2]	Source: Euromonitor International Limited; Retailing 18ed; per Internet Retailing definitions; retail value sales, y-o-y exchange rates, current prices; 2017 data.

Overview of our market and the opportunity

Large and growing online audience in Latin America and Brazil

•	Latin America has the third largest online audience in the world. Internet penetration is rapidly growing in Latin America with 352.2 million Internet users as of December 31, 2017, representing 55% penetration in the region, according to Euromonitor[3]. The number of Internet users in Latin America grew at an 8.0% CAGR from 2012 to 2017, more than four times the growth in the United States at 1.8%, which had an online penetration of 79% as of December 31, 2017. Additionally, network infrastructure in Latin America continues to improve, driving higher levels of Internet penetration which is expected to reach 69.1% by 2022.

•	Brazil alone has the fourth largest online audience in the world. As of December 31, 2017, Brazil had 123 million Internet users (representing a 63% penetration in the country). According to Euromonitor[3], the portion of Brazil’s population that is connected to the Internet is expected to grow at a 5.1% CAGR between 2017 and 2022, compared to 2.9% for the United States, which had 240 million Internet users as of December 31, 2017.

Our market verticals, in particular, represent a large opportunity, driven by an increased use of technology

•	Sports, fashion and beauty represent a significant opportunity in Latin America. We operate in the sports, fashion and beauty categories, which represent a significant opportunity in the countries where we are present. For instance, in Brazil, our largest operation, these categories reached, according to our estimates[4], US$2.2 billion in 2017, representing 12.3% of the country’s total online sales. These categories reached US$5.3 billion in online sales in Latin America in 2017 and are expected to reach US$9.8 billion in 2022 (a CAGR of 13.1%).

•	Online retail penetration is low, but accelerating. With only 6.3% share of the total retail market in 2017, eCommerce in Brazil has significant potential vis-à-vis developed economies such as the United States, at a 11.8% market share, according to Euromonitor[5]. Broader Latin America offers higher potential given an even lower eCommerce market share as a percentage of the total retail market, at 4.4% during the same year (representing approximately US$38 billion against a total retail market of US$920 billion. Total eCommerce in Latin America is expected to reach US$74.5 billion by 2022, representing a 14.3% CAGR since 2017. In Brazil, Argentina and Mexico in particular, online retail penetration (as a percentage of total retail sales) is expected to reach 8.4%, 8.4% and 6.8%, respectively, in 2022. Also, we believe we are well-positioned to take advantage of the popularity of the verticals we sell.

•	New technology-enabled business models empowering online consumption. We believe the continued evolution of both web and mobile technology is enabling the emergence of new business models that better address customer needs. These new business models are creating new and innovative ways to interact more closely with consumers, providing them with access to a larger assortment of goods, and higher levels of service and convenience that were previously not achievable. We believe that consumers now have access to more brands and more retail channels than ever before, and brands are in turn increasingly using online retail channels to gain access to a broader set of consumers.

[3]	Source: Euromonitor International Limited; Digital Consumer; per Internet Users and Percentage of Population Using the Internet definitions; 2017 data.
[4]	Company’s estimates based on Euromonitor’s 2017 current and forecast (y-o-y ex rates) data for the categories Apparel and Footwear through Internet Retailing, Beauty and Personal Care Internet Retailing, Consumer Health Internet Retailing and Personal Accessories and Eyewear through Internet Retailing.
[5]	Source: Euromonitor International Limited; Retailing 18ed; per Internet Retailing definitions; retail value sales, y-o-y exchange rates, current prices; 2017 data.

Mobile becoming more prevalent and rapidly gaining share in eCommerce

•	Smartphone adoption is high and rapidly growing. The possession of smartphones have achieved rapid adoption in households in Latin America, with rates of 69.7%, 60.8% and 51.1% in Brazil, Argentina and Mexico, respectively, compared to 82.1% in the United States for the year ended 2017, according to Euromonitor[6]. In 2022, Smartphone penetration in households are expected to reach 86.5%, 83.1% and 72.2% in Brazil, Argentina and Mexico, respectively.

•	Mobile commerce is growing and gaining share. The growth and proliferation of smartphones and tablets has made mobile commerce one of the fastest growing retail channels in Brazil and all of Latin America. Based on data from Euromonitor[7], in Brazil, mobile commerce accounted for 22.0% of eCommerce sales in 2017, increasing from 4.5% in 2013, compared to 24.9% in the United States in 2017. Other major economies, such as Argentina and Mexico, also provide upside for mobile commerce, as mobile commerce accounted for approximately 21.0% and 25.7% of eCommerce sales in 2017, respectively, according to Euromonitor[7].

Greater focus on sports, apparel, accessories, footwear, fashion and beauty, which are the most attractive categories in online retail

•	Increasing focus on active lifestyles and sports, resulting in a very attractive business opportunity. We believe that there has been an increased focus on education and health in Latin America, which is translating into more active lifestyles and participation in sports. While soccer remains the most popular sport in Latin America, other sports including running, volleyball, mixed martial arts, basketball, tennis and motor sports have become increasingly popular. Overall, we believe that sports are a very attractive category to operate in.

•	Sports, fashion, beauty and footwear are among the retail categories with the highest gross margins in the retail sector. Sporting goods, clothing, beauty and footwear retailers have some of the highest gross margins among retail businesses in the United States, with 43.3% gross margin on average compared to 34.1% gross margin for household appliances and 20.0% for electronics, a trend which we believe also applies to Latin America.

•	Short replacement cycles. We believe that these retail categories are highly attractive due to their relatively short replacement cycles compared to other product categories. For instance, in the United States, according to Claims Pages, sneakers and clothes have on average 1 and 4 years of useful life, respectively, compared to 15 years for houseware and electronics. As a result, there are opportunities for recurring purchases of these goods. In addition, by having shorter replacement cycles, these product categories have higher inventory turnover, which in turn leads to lower inventory levels and capital requirements.

Dynamics in Latin America eCommerce

Unique dynamics driving eCommerce adoption

•	Low but growing penetration of credit cards and evolution of online payment methods. According to the Bank of International Settlements and data from the World Bank, payment with card use remains relatively low in Brazil compared to more developed markets. Debit and credit card payments accounted for 28.4% of the Brazilian household consumption in 2015, compared with 45.0% in the United States. In addition, other payment alternatives have emerged in Brazil as well as in broader Latin America, such as PagSeguro, PayPal and MercadoPago, among other alternatives. We believe the emergence of these payment alternatives, along with the increasing penetration of credit cards, is driving the adoption of online payments and enabling more consumers to transact online securely.

•	Prevalence of installment payments as widely preferred method in Brazil. According to e-Bit, over 58% of eCommerce payments in Brazil were made with extended payment terms during 2016. As a result, the ability to manage net working capital dynamics through the asymmetric payment cycle is an important local expertise needed to operate in the Brazilian market.

[6]	Source: Euromonitor International Limited; Digital Consumer; per Possession of Digital Devices definitions; 2017 data.
[7]

Source: Euromonitor International Limited; Retailing 18ed; per Retailing, Internet Retailing, Mobile Internet Retailing and Internet Pure Play Retailers definitions; retail value sales, local currencies; 2017 data.

•	Increasing trust and confidence in online retailers. In the past, online retailing in Latin America suffered from consumer lack of confidence due to a lack of secure payment options and low visibility in the delivery of products, among other factors. However, we believe that the emergence of more secure online payment methods, coupled with the higher reliability of mail networks for delivery, is making consumers more confident in purchasing through online retailers, particularly for small-volume goods.

•	eCommerce as a unique solution to a geographically disperse universe of customers. We believe eCommerce is particularly well suited to Latin America and Brazil. With expanding and geographically dispersed populations, brick-and-mortar retailers have difficulties in serving a large portion of consumers in Latin America. Brick-and-mortar retailers tend to concentrate in specific cities or regions, leaving large percentages of the population without convenient access to their products. For this reason, we believe that eCommerce provides a unique solution to consumers who are looking to access a variety of goods from various brands, irrespective of their location.

Our Competition

eCommerce in Latin America includes a number of local players and a few global companies focused on a wide variety of categories. Based on management’s experience in, and knowledge of, the industry, we do not believe we have a relevant direct competitor in the eCommerce sports category in the region, where we are the leader in Brazil, and while we face competition in our fashion and beauty categories, in just two years of operation we believe we have become a clear contender for the market leader in Brazil. Our current or potential competitors include the following:

•	Brick-and-mortar stores: We face competition from brick-and-mortar retailers specialized in sporting goods, fashion and beauty and general brick-and-mortar retailers, some of which currently also sell, or in the future may sell, their products online. Based on management’s experience in, and knowledge of, the industry, we believe that most existing brick and mortar retail players in Latin America have limited eCommerce presence and are often focused on specific categories which, in general, are not core to us; such as electronics and household appliances. We believe that most retailers’ constraint to physical locations results in limited product offerings and restricts their operations to narrower geographies. In summary, we believe, based on management’s experience in, and knowledge of, the industry, that the nature of the eCommerce platforms developed by most brick-and-mortar stores is more of a complementary service rather than a priority for their business. Our platform, on the other hand, provides a unique solution to customers and focuses on more attractive product categories with a team of professionals solely dedicated to delivering a best-in-class customer service; and

•	Pure-play eCommerce players: We face competition from (a) other B2C eCommerce retailers; (b) retailers and other sellers that conduct commerce through online marketplaces; and (c) a number of indirect competitors, including Internet portals and Internet search engines that are involved in online commerce, either directly or in collaboration with other retailers. We believe that, based on management’s experience in, and knowledge of, the industry, pure-play sports eCommerce players are fragmented within the region with no company having achieved scale other than us. Moreover, no consolidation strategy has been deployed by any local or global player.

We believe our 17.3% growth in consolidated GMV—which includes marketplace sales—for the year ended December 31, 2017 was above the average of retail industries in Brazil. According to Euromonitor8, in 2017 the total retail market in Brazil grew by 4.9%.

[8]	Source: Euromonitor International Limited; Retailing 18ed; per Retailing, Internet Retailing, Mobile Internet Retailing and Internet Pure Play Retailers definitions; retail value sales, local currencies; 2017 data.

Our Customers

With 6.7 million active customers as of December 31, 2017, a highly recognized consumer brand and a large selection of verticals and products, we attract a highly diversified customer base as measured across multiple attributes: gender, age and income. In particular, the launch of Zattini in December 2014, with new categories such as fashion and beauty, introduced our sites to a larger number of women and, for the year ended December 31, 2017, women represented 43.0% of our customer base (versus 39.1% in 2016, 36.7% in 2015 and 32.0% in 2014). The launch of Zattini has also helped create a cycle where Netshoes customers are expanding into Zattini and Zattini is bringing a new customer base onto the Netshoes platform. For example, for the year ended December 31, 2017, approximately 53.8% of Zattini customers in Brazil were originally Netshoes customers.

Our customer base is also diversified in terms of age, income and geographic dispersion. As of December 31, 2016, our customer base was comprised of 27.3% customers under 25 years of age, 36.2% between 26 and 35 years, 22.5% between 36 and 45 years and 14.1% over 45 years of age, showing no significant concentration within any specific age group. In addition, our customer base spans across all levels of income, from low (54%), to middle- (33%) and high-end customers (13%). Our customers are distributed nationwide in the countries where we operate and our solid infrastructure network allows us to reach customers in all zip codes of Brazil, Argentina and Mexico.

In order to improve traffic, attract more customers to our sites and increase conversion rates, we actively use data analytics and other technology tools. The insights collected from our customers’ engagement with our sites and marketing are used to improve customer experience, enhance conversion, and increase repeat purchases by further personalizing marketing and communication campaigns. Given our practice to analyze consumer behavior and engagement with our sites (including browsing and purchasing activities), we believe we are in a better position than brick-and-mortar stores to predict and react to any changes in consumer demand and shopping patterns and to recommend to our customers specific products that might be of interest to them based on their behavior.

Our Partner Suppliers

We are a trusted partner for the most important brands in the sports and lifestyle retail industry in Latin America, with a network of partner suppliers spanning over 500 brands, including Nike, Adidas, Mizuno, Tommy Hilfiger, Ralph Lauren and Lacoste. We are the go-to-channel for global sports brands to reach customers in Brazil, Argentina and Mexico, and we are increasingly establishing similar partnerships with fashion and beauty brands.

Different from many of our competitors whose operations rely on a smaller number of suppliers, our diversified network of partner suppliers allows us to offer our customers a comprehensive product portfolio while reducing operational risk and dependency on specific suppliers. For the year ended December 31, 2017, our top 10 partner suppliers represented 54.0% of our net sales, as compared to 47.8% for the year ended December 31, 2016. As of December 31, 2017, we had expanded our sporting and lifestyle product offerings to more than 210,000 SKUs compared to approximately 111,000 SKUs as of December 31, 2014, reflecting our diversified product offerings achieved through broadening our network of partner suppliers.

In order to continuously improve our relationship with partner suppliers, further developing brand recognition and streamlining processes, we have a fully dedicated team responsible for the constant management and evaluation of our partner suppliers. The results of these measurements are periodically shared with our partner suppliers in an effort to promote higher efficiency and profitability.

Our Private Labels

In November 2014, we began offering private label sports brands on the Netshoes site, and in 2016, we started to offer private label brands on our fashion and beauty site, Zattini. Our private label brands span product categories in which we believe we can compete to provide online shoppers lower cost, high quality options. Our private label products are higher margin items and our seven brands cover the majority of the categories we currently offer. Private label is a key part of our future strategy and we plan to continue investing in the growth of this aspect of our business. For the year ended December 31, 2017, the sales of private label products accounted for 8.2% of the net sales of our operations in Brazil and for 7.4% of our net sales on a consolidated basis.

“Gonew”, our first private label brand was created in September 2014 and today is our fifth largest brand in terms of net sales, currently selling over 1,700 SKUs within the sports apparel, equipment and footwear categories. We also have private labels such as, “Mood,” “Burn” and “Treebo” covering apparel, equipment and footwear for Surfing & Skating activities and other casual shoes and clothes labels, such as “Shoestock” and “Drezzup” covering fashion shoes and clothing, and “Zeep!”, designed to offer shoes and clothes for kids. We outsource the production of 100% of our private label products from qualified national and international third-party suppliers.

Our Sites

We currently operate under two primary brands: Netshoes and Zattini. Although we connect the brands through cross promotional links and the user interface of our sites, each brand has a unique identity and product set to cater to specific consumer tastes, styles and purchasing goals. Across our brands and sites, we offer the same personalized shopping and rich product selection for which we are known, focusing on delivering an intuitive online experience for all consumers regardless of the brand with which they engage.

Netshoes: Netshoes was our first to market brand and is the leading sporting goods retailer in the region. Our website offers consumers a superior and personalized shopping experience for sporting and active lifestyle products and features a user-friendly and intuitive interface designed to allow users to conveniently search for, find, compare and purchase sporting and active lifestyle goods. We are the one stop shop for consumers across sporting goods and active lifestyle products and we operate this business through our websites www.netshoes.com.br, www.netshoes.com.mx and www.netshoes.com.ar.

Currently we offer our customers a wide selection of athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international and local brands, including Nike, Under Armour, Adidas, Puma, Mizuno, Asics, Umbro, New Balance, Olympikus, Fila, Wilson, Topper, Oakley, Timberland and Reebok. In addition, we have licenses to sell a number of exclusive products from brands such as Kappa, Pretorian, Disney, Camaro and Corvette and private label offerings. We also offer personalized products, such as jerseys, footwear and bicycles, where customers can print or engrave words or images on the item. We were the first large scale Brazilian retailer to offer personalized products from Nike, Puma and Adidas online.

Zattini: Launched in December 2014, Zattini is one of the fastest growing fashion and beauty site in Brazil. Our website offers consumers a superior and personalized shopping experience for fashion and beauty products such as shoes, clothes, accessories, fragrances and hair care products, and features a user-friendly and intuitive interface similar to our Netshoes sites. We offer over 200 leading international and local brands (including, among others, Calvin Klein, Revlon, Maybelline, L’Oreal, Joico, Dolce & Gabbana and Carolina Herrera). Also, to capitalize on consumer openness to private label in apparel, in February 2016 we acquired Shoestock, a strong fashion brand in Brazil, and in June 2017 we launched Drezzup for fashion shoes and clothing. Zattini is currently only in Brazil, and we operate this business through our websites www.zattini.com and www.zattini.com.br. As of December 31, 2017, our Zattini platform had over 90.000 SKUs offered to our customers.

The Features of Our Sites

Our sites consist of desktop websites and our mobile websites and applications. We designed our sites to be customer friendly, visually appealing, stable, secure and responsive to customers’ preferences. We manage our desktop sites, mobile websites and mobile applications differently, each optimized for the screens they fit and the way our customers use them.

We are focused on providing consumers the most user-friendly and efficient way to find products that meet their needs and preferences. The central part of our home page is the search tool, where consumers can type in product keywords or brands to search for specific products in our merchandise database. Relevant listings, pictures and custom editorial content are also placed throughout the site.

Mobile access is a key component of our long-term strategy and we have made significant investments in our mobile functionality. Our mobile website and applications were custom built for our unique needs and are powered by the same core platform that powers our eCommerce sites. mCommerce has grown on our sites as a result of the continued success of our applications, increasing mobile penetration and the launch of programs such as our partnership with local telecommunication service providers to offer free access to the Internet from mobile devices when accessing our sites.

Browsing: Our sites provide users with detailed product information, including a description, rich media images, typically with multiple pictures from different angles, size and color availabilities, sizing charts and customer reviews of products. In addition, for our Netshoes sites, our customers have access to the following features that were designed to optimize their browsing experience: (a) Shop by Sport, (b) Shop by Gender, (c) Shop by Brand, (d) Shop by category, which allows users to browse certain product categories, such as shoes, clothes, accessories, nutritional supplements among others, and (e) Super Discount, which allows users to find products with promotions and discounts.

For Zattini, our customers have access to the following features that were designed to optimize their browsing experience: (a) Shop by Gender, (b) Shop by Brand, (c) Beauty Products, (d) Home and Décor Products, and (e) Super Discount.

Our sites use algorithms across many dimensions, including visits, product margin, revenue and available inventory, to optimize product sorting and search results to rank relevance and test the optimal results for specific customers.

Site Personalization: We offer a personalized eCommerce experience through product recommendations by enabling our users to build online shopper profiles reflecting their preferences and interests and by tracking users’ browsing and purchase history. Each of our customers has a user name and password, which allows him or her to track order status and previous purchases. Prior to logging into their accounts, our system can typically customize the initial landing page for our customers by reviewing their browsing records. In addition, we analyze each customer’s purchase patterns and send personalized e-mails to our registered members periodically. Our e-mails update our customers on new product arrivals, tailored promotions and other related items that might be of interest based on their preferences.

Product Reviews: We now have a solid customer review database, which helps customers find the right product for their needs and our merchandising team in its buying decisions. Our customers are generally engaged in writing reviews on our website. As of December 31, 2017, approximately 62.1% of the SKUs available on our sites had been reviewed by our clients.

Our Additional Sources of Revenues

A portion of our net sales is generated from sources other than product sales effected by us directly from our Netshoes and Zattini sites. These sources include our services to customers through our marketplace, as well as products sold through partner-hosted sites, Shoestock site and its omni-channel brick and mortar store, NCard, and our B2B operations. These sources allow us to continue to reach a broader consumer base, help us build our brand, improve customer loyalty to the platform and drive incremental net sales.

Online Marketplace: Our marketplace enables customers to purchase products from a multitude of third-party qualified B2C vendors through a seamless purchase experience on our sites. In February 2016, we launched this marketplace service to supplement our direct sales site. Our marketplace collects product photos and merchandise from approved sellers and showcases them on our platform to supplement products we have in inventory. We have focused the marketplace on helping extend our product offering into merchandise for which it is not economical to hold inventory. For example, when a customer searches for a baseball bat and gloves, we can show products from an approved seller, and we leverage our platform for checkout and reviews.

Partner-Branded Stores: In addition to offering merchandise through our sites, we offer and deliver merchandise to our customers through a number of partner-branded store sites managed by us. These include the sub-home of the National Basketball Association, or NBA, in Brazil and Mexico, the National Football League, or NFL, store in Mexico; the Brazilian online stores of multiple global and local brands including Puma, Asics and Olympikus; and the online stores of major soccer clubs including Corinthians, São Paulo, Santos, Internacional, Vasco da Gama, Chapecoense, Cruzeiro and Sport Recife in Brazil; San Lorenzo and River Plate in Argentina, and Chivas, Americas, Cruz Azul, Pumas and Santos Laguna in Mexico. As of December 31, 2017, we managed 23 partner-branded stores.

Shoestock Store: In March 2017, we successfully re-launched Shoestock, a Brazilian fashion brand for shoes and accessories acquired by us in February 2016. With over 30 years of existence, Shoestock is a brand with solid customer awareness in the São Paulo region in Brazil, and augments our private label portfolio in the fashion category. Shoestock products are available to customers nationwide via Zattini site, Shoestock’s ownstore site and also through its concept brick-and-mortar store – offering a complete omni-channel shopping experience to customers in the city of São Paulo. This store is fully integrated with our online operations and provides significant cross-selling opportunities with other fashion and beauty categories.

NCard: In partnership with Banco Itaú S.A., a major Brazilian financial institution, we offer consumers an International MasterCard on par with credit cards readily available in Brazil. NCards also provide special loyalty rewards and benefits for our customers, which we believe improve customer loyalty. Customers using their NCards receive additional 5% to 10% off throughout most of our sites, free customization on products throughout our sites, among others. We have found that NCard holders visit our sites more often than our average customer, driving their annual purchase value higher.

B2B Operations: As a result of our solid infrastructure network and logistics capabilities, we have also begun to engage in B2B operations. Since January 2016, we have the exclusive license to sell and distribute Midway Labs USA nutrition supplements and vitamins in Brazil, which reached over 300 drugstores, supermarkets and body shops as of December 31, 2017. During 2017, we decided to substantially reduce the scale of this operation to focus on improving the segment’s economics and overall business model, as we experienced delays in payment from certain B2B customers, which resulted in negotiations with certain B2B customers aiming at recovering overdue receivables. Negotiations consisted in extending payment terms and accepting products returns, which among other effects, increased our inventory levels. Our B2B operations represented 3.8% and 0.5% of our net sales in Brazil in 2016 and 2017, respectively. For further information regarding the impact of our B2B operations into our results of operations for 2017, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2015 Compared to Year Ended December 31, 2016.

We continuously analyze the possibility of developing new adjacent businesses, which we believe could generate long-term growth and value to our consumers.

Our Customer Service

As a result of our efforts to deliver a superior customer experience, we have been widely recognized by our customers and the industry. We have been awarded several prizes, including: the E-award Prize – Best Customer Service (Braspag, 2015 and 2016) and Modern Consumer Award in Customer Excellence – Company that Most Respects its Customers (Grupo Padrão, 2013 through 2017).

On a monthly basis, we monitor our clients’ shopping experience by measuring Net Promoter Score, or NPS, a widely known survey methodology used to capture customers’ overall satisfaction. On a survey made in December 2017 by IBOPE DTM, a well-known marketing research company in Brazil, Netshoes was ranked first in NPS among the 34 most well-known e-commerce retailers operating in Brazil, with a 74.4 score, and Zattini was ranked fourth with a 70.4 score (against an average of 57.5). High NPS scores are recognized by the industry as having strong correlation with higher client repurchase rates and positive referrals.

A key element of our sales strategy is our ability to provide our users with a high level of customer service and support. We believe our rapid growth has been driven in part by our excellence in customer service. By helping consumers navigate our sites, answering their questions and completing their orders, our team helps us to continue building trust with consumers, enhance our reputation and drive sales.

We provide our customers with an array of online self-service features including the ability to track orders and shipment status, review estimated delivery dates, cancel unshipped items, change delivery information and process exchanges or returns. We also respond to 99% of emails sent to our customer service desk within 24 hours, and we are continuing to reduce our contact per order as we implement electronic systems that answer the most frequent questions in our region – delivery timing and order completion.

Our customers can contact our customer service representatives through real-time online chat, our customer service e-mail address or our customer service hotline. As of December 31, 2017, our customer service department had more than 570 in-house employees empowered to keep our customers happy and satisfied. Our decision to have all of our customer service professionals in-house was driven by our relentless focus on customer experience.

We maintain service quality by placing emphasis on selecting personnel carefully and regularly monitoring the performance of our employees. Our employees are trained to have in-depth product knowledge, professional service attitudes and communication skills to best address customer needs and inquiries. Each of our new customer service employees is required to complete a rigorous training program for more than 12 days followed by working alongside a senior customer service professional for one month before having their first direct contact with a customer.

In addition, while we offer our customers the ability to return items, we benefit from low return rates as compared to similar retailers in the United States due to cultural norms and more limited credit availability.

Sales & Marketing

Our sales and marketing efforts are focused on driving organic traffic to our sites and increasing the monetization of our existing traffic. Given that Netshoes is one of the most recognizable brands in the region, we have focused on performance marketing for this site to drive measurable customer acquisition. For Zattini, we continue to focus on growing brand awareness as well as performance marketing. We aim to maintain the right balance between marketing across brand-building channels and performance-based customer acquisition strategies.

Our Sales & Marketing is integrated with our business strategy and supported by our technology development efforts. We evaluate each of our marketing initiatives for its return on investment and performance versus our business objectives. Although some of the visitors to our sites make purchases when they first register, we have noticed that visitors may register to receive our emails and “push” communications months before they make their first purchase. We consider 6.8 million (or approximately one-third) of our users to be Prospects (i.e., registered users who have not made purchases yet), and we believe an opportunity exists to convert them to customers. A portion of our marketing spend is meant to target these visitors for whom the conversion to purchasing comes after we have built a substantial relationship with them through regular contact and outreach over time. We also benefit from the breadth of our platform as purchasers often first engage on either Netshoes or Zattini and then move over to the other site. This means we can acquire a member once for either site and benefit continuously across both sites.

Due to our market leadership in the region, we have pioneered many new regional marketing programs with third parties, such as Facebook, Google and Criteo, which allow us to deepen our knowledge about online consumer behavior and, consequently, results in a better shopping experience for our customers. We constantly share data analytics about our respective experiences with digital consumers in order to take advantage of new latent opportunities related to our markets.

We acquire new email-registered members through a diverse set of paid and unpaid marketing channels. Our paid advertising efforts include search engine marketing, display advertising, paid social media, affiliate channels and specific offline marketing channels (such as television ads). Our non-paid advertising efforts include search engine optimization, non-paid social media, mobile “Push” notifications, customer referrals and email. Upon acquiring a customer or a potential customer’s email address, we focus on how to increase their engagement with our platform and drive consistent repeat purchases. This effort to increase engagement and repeat purchasing is primarily accomplished by providing consistent customer service and email marketing efforts. We consistently track our member base across their current activity status—Prospect (as defined above), New Purchaser (customers whose first online purchases with us were in the preceding month prior to the relevant dates), Active (customers who made purchases online with us during the preceding twelve months prior to the relevant dates), Inactive (customers who made purchases online with us between thirteen and twenty four months prior to the relevant date the relevant dates) and Churn (customers who have not made purchases online with us for more than twenty four months prior to the relevant dates)—and we focus on engaging or reengaging each member depending on their current status.

Our Technology

We are proud of our technology leadership in Brazil and Latin America and were awarded the Sales Innovator of the Year Award in 2016 by eCommerce Brasil and “The Most Innovative Retailer” in 2016 and 2017 by Valor Econômico, a prestigious business and financial newspaper in Brazil. As one of the first online retailers in the region, we have adopted a technology-forward and data-driven approach to all aspects of our business.

We use our technology platform to improve the experience of our customers, increase the purchase frequency and average order size placed by our customers and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that is unique in our geography and enables us to attract and retain some of the best technological minds in Latin America. We employ over 260 dedicated technology professionals and our research and development is centralized in São Paulo.

We have organized our technology team into 15 small, nimble and autonomous squads that tackle problems across each of our sites. Our squads are aligned with business goals, such as improving conversion and revenue per visit. Our technology team adopts a continuous improvement, high-frequency testing approach to our business, aimed at improving both traffic and conversion rates. Our site updates several times a day with changing imagery, product descriptions and inventory, based on updated revenue and margin targets. These constant site refreshes also allow our technology professionals to A/B test multiple site features over the course of each day.

Our platform is engineered to provide a personalized experience to our customers. We collect insights from our customers’ interactions through our algorithms and through traditional information retrieval techniques, such as cookies. We then use these insights to customize our sites in real-time for individual customers, with product suggestions and category highlights. These insights also form the basis of our enhanced conversion strategies as we continue to target a customer between 0 – 15 days after they view an item. We use email, social media marketing and retargeting campaigns to remind customers of their searches, items left in carts and items browsed.

We strive to keep customers engaged wherever they are, by providing the functionality of our website in iOS and Android mobile apps. Our mobile apps include search and discovery, personalization and social shopping features similar to those that customers enjoy on our desktop site. As of December 31, 2017, our mobile apps had been downloaded approximately 14 million times, and represented, on average, 29.6% of mobile traffic in the year ended December 31, 2017.

In addition, we are also capable of managing significantly higher volumes of site traffic during peak periods, such as those generally experienced during the Black November period. We routinely test and expand the capacity of our servers so we are prepared to provide our customers with uninterrupted access to our sites during periods with high levels of user traffic. We also have in place two redundant data centers and back-up systems located in two different cities designed to ensure the uninterrupted operation of our information technology systems and sites.

We believe we can continue to scale our technology to accommodate significantly higher volumes of site traffic, customers, orders and the overall growth in our business. We have built a technology stack with a proven record of an ability to scale.

Security and Privacy Policy

We are committed to operating a secure online business. We use various security methods in an effort to protect the integrity of our networks and the confidential data collected and stored on our servers. For example, we use hierarchical levels of firewall technology to protect access to our networks and to our servers and databases on which we store confidential data. We have developed and use internal policies and procedures to protect the personal information of our customers.

We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use continue to grow. We have adopted what we believe is a detailed privacy policy that complies with local legal requirements and outlines the information that we collect concerning our users and how we use it, and the extent to which other registered Netshoes and Zattini users may have access to this information. Users must acknowledge and expressly agree to this policy when registering with our sites. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.”

Although we send marketing communications to our users periodically, we use our best efforts to ensure that they respect users’ notification preferences. When users register with us, they can opt out of receiving marketing e-mails from us. They can modify their notification preferences at any time in the “My Account” section of our sites.

We do not sell or rent any personally identifiable information about our users to any third party. However, for our marketplace operations, we do disclose information to merchants and purchasers so they can complete the transaction (respective names and addresses of purchasers, among other relevant information). We only use information about our users for internal purposes in order to improve marketing and promotional efforts and to improve our content, product offerings and site layout. We may also disclose information about our users in response to legal requirements. All information is stored on our servers located in Brazil.

Billing and Collection

We provide our online customers in Brazil the flexibility to choose from a number of payment options including online payment through all major credit cards and bank payment slips, known as “boleto” in Brazil. We offer our credit card paying customers the option to pay in monthly installments (up to 15 for customers using NCard and up to 10 for customers using other types of credit cards), with a minimum installment payment of R$39.90. Paying by credit card in monthly installments is the most popular option among our customers in Brazil. In Argentina and in Mexico, we offer our online customers similar payment methods as those offered in Brazil. For the year ended December 31, 2017, 71.3% of our product sales were paid in installments by our customers. In conjunction with third-party service providers, we have a dedicated risk department that conducts a rigorous analysis of each transaction to help reduce the risk of fraudulent payments and decrease payment default.

Seasonality

We experience the effects of seasonality throughout the calendar year. Typically, the fourth quarter of the year is the strongest for our sales due to the Black November period in Brazil and the Christmas season in all countries where we operate. The first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil and Argentina. See “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

Intellectual Property

We rely on a combination of trademark, trade secret and other intellectual property laws as well as confidentiality agreements with our employees and suppliers for the purpose of protecting the proprietary rights associated with the products branded under our private labels. We have also registered the domain names www.netshoes.com, www.netshoes.com.br, www.zattini.com, www.zattini.com.br, www.shoestock.com, www.shoestock.com.br and their variations. Our “Netshoes” and “Zattini” trademarks and logos have also been registered with the relevant authorities in Brazil, Argentina and Mexico (as well as in other regions, such as the European Union and, with respect to “Netshoes,” the United States; we have applied for and are currently awaiting the grant of registration for “Zattini” in the United States). Trademark registrations for “Shoestock” have been assigned to us in the United States and Europe and we have filed applications to register those trademarks in Brazil. Furthermore, we have applied for the registration of the trademarks and logos of all of our private labels, such as Gonew, Burn, Drezzup and Mood and are currently awaiting the grants of such registrations.

In addition to the protection of our intellectual property, we are focused on ensuring that our product offerings (and especially those products branded under our private labels) do not infringe the intellectual property of others. Generally, our agreements with suppliers of private label products contain provisions to safeguard us against potential intellectual property infringement by our suppliers and impose penalties in the event of any infringement. We reserve the right to refuse to work with or terminate our relationship with suppliers where it comes to our attention that they are violating the intellectual property rights of a third party. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our inability or failure to protect our intellectual property and any intellectual property infringement against us could have a negative impact on our operating results” elsewhere in this annual report.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from events that may affect our assets, as well as for any indemnities that we may have to pay to third parties as a result of our operations. These policies include insurance covering our distribution centers including equipment, machinery and inventory stored therein (or in transit) and have coverage limits of up to R$287.2 million. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

The insured amounts are reviewed every year when policies are renewed, to ensure the amounts are consistent with the value of our assets and our liabilities from operations. We do not anticipate having any difficulties in renewing any of our insurance policies.

While we believe our insurance contracts reflect standard market practices, there are certain types of risks that may not be covered by the policies (such as war, terrorism, acts of God and force majeure, liability for certain harm or interruption of certain activities). Therefore, if any of these uncovered events occur, we may be obliged to incur additional costs to remedy the situation, reconstitute our assets and/or indemnify our customers, which may adversely affect us. Furthermore, even in the event that we incur a loss that is covered by our policies, we cannot assure that damages awarded by our insurers will be sufficient to cover the losses arising from the insured event.

Regulation

Our business is subject to a number of laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new developments in the field of law will affect our business, there has been a trend towards increased consumer and data privacy protection. It is possible that general business regulations and laws, or those specifically governing the Internet, eCommerce or mCommerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business. Below is a summary of the most relevant laws that apply to the operations of eCommerce companies in Brazil:

Consumer Protection Laws. Brazil’s consumer Protection Code sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. Specifically, as an Internet-based retailer, we are subject to several laws and regulations designed to protect consumer rights — most importantly Law No. 8,078 of September 11, 1990 — known as the Consumer Protection Code, and Decree No 7,962 of March 15, 2013, that regulates eCommerce in Brazil, or the eCommerce Decree. The Consumer Protection Code establishes the legal framework for the protection of consumers, setting out certain basic rights, among which is the right to clear and accurate information about products and services offered in the consumer market, with correct specification of characteristics, structure, quality and price and the risks they pose, and the consumers’ rights to access and modify personal information collected about them and stored in private databases. The eCommerce Decree complements the Consumer Protection Code and sets forth specific rights and obligations of consumers and eCommerce retailers. Pursuant to the eCommerce Decree, online retailers are required to break-down pricing and disclose fees and shipping charges. Online retailers are also required to provide clear and accurate terms and conditions for the sales, including the consumers’ right to cancel a transaction without charges (direito de arrependimento) and to return or exchange products. In addition, the eCommerce Decree sets forth general guidelines that must be followed by online retailers’ consumer services. The growth and demand for eCommerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs.

Data Privacy and Protection. The Internet Act establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users. Under Brazilian Laws personal data may only be treated (i.e., collected, used, transferred, etc.) upon users’ prior and express consent. Privacy policies of any company must be clear and detailed and include information regarding all contemplated uses for such users’ data and excessively ample or vague consent for data treatment may be deemed invalid in Brazil. Brazilian courts have applied joint and several liability among all entities that shared and/or used personal data subject to a breach. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil and the Rest of Latin America— We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products.” and “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.”

We are also subject to similar laws and regulations that govern consumer and data protection in Argentina and Mexico.

Recent Changes in Brazilian Laws Relevant for our Business:

Value Added Tax Laws. On April 2015, an amendment to the Brazilian Constitution became effective to change the then-existing rules as to the allocation of ICMS taxes collected in interstate sales between the state of origin of products sold and the state where the final customer is located, or State of Destination. Under the prior rules, ICMS taxes levied on sales to customers characterized as the final customers of certain goods were entirely collected by the state from where the product was shipped and invoiced, or State of Origin. As a result of this constitutional amendment, since 2016 ICMS taxes in interstate sales have been allocated between the States of Origin and States of Destination on the following basis: (a) States of Origin have the right to collect the value corresponding to the ICMS interstate tax rate applicable for the product while (b) the States of Destination have the right to collect the value corresponding to the difference between the ICMS interstate tax rate applicable for the product and the internal ICMS tax rate of such State of Destination applicable for the relevant product (assuming that the internal ICMS tax rate of the State of Destination is higher than the ICMS interest tax rate). While these constitutional changes did not affect the benefits we currently extract from tax incentives in the States of Origin from where we generally ship and invoice our products (i.e., Minas Gerais and Pernambuco), we expect that our average ICMS tax burden will increase from 3.6% in 2015 to 10.1% by 2019 as we are now required to also pay ICMS taxes to States of Destination of our products in which we currently have no tax benefits. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.”

C.	Organizational Structure

The following is a chart of our current corporate structure:

For a complete list of all of our direct and indirect wholly-owned subsidiaries, see note 2.4 to our consolidated financial statements.

D.	Property, Plant and Equipment

Our Facilities, Logistics and Operations

Fundamental to our success is our custom-built logistics and operations infrastructure. We were recently selected for the Best Logistics award by e-Commerce Brasil, and we believe that we are market leaders in developing a proprietary infrastructure that supports our specific product verticals and regions. We manage all of the key components of our supply chain, including fulfillment and customer service. We monitor each step of our order fulfillment process from the time a product is inspected and stocked, to when the product is delivered to a customer, which we believe enables us to maintain a high level of shipping accuracy and timely delivery.

We currently lease all properties for our operations in Brazil and Argentina and our executive office in Mexico. Our corporate headquarters are located in São Paulo, Brazil. We lease three distribution centers in Brazil, one of which is located in the State of São Paulo (Barueri), one in the State of Minas Gerais (Extrema) and one in the State of Pernambuco (Jaboatão dos Guararapes). We also lease one physical store location for Shoestock in São Paulo, Brazil. Our operations in Argentina and Mexico each have one executive office and one distribution center. We have entered into a logistics services agreement with Onelogistic, S.A. de C.V., or Onelogistic, through which Onelogistic provides us with fulfillment services in Mexico. We believe that our properties are generally suitable to meet our needs for the foreseeable future, and we will continue to seek additional space as needed to pursue our growth strategy.

The following table sets forth a summary of our distribution centers as of December 31, 2017:

Location	Area (m²)	Storage Capacity (m²)	Agreement Expiration Date
Barueri (State of São Paulo, Brazil)	19,143	45,843	May 31, 2019
Extrema (State of Minas Gerais, Brazil)	28,656	35,431	October 22, 2020
Jaboatão dos Guararapes (State of Pernambuco, Brazil)(1)(2)	17,608	23,915	January 31, 2023
Buenos Aires (Argentina)(3)	6,470	16,800	February 29, 2020
Mexico City (Mexico)(4)	3,250	11,480	January 1, 2019

(1)	The original expiration date of January 31, 2018 was extended by the parties in March 2018.
(2)	Includes the lease until July 31, 2018 of an additional area with 2,287 m².
(3)	The original expiration date of April 1, 2017 was extended by the parties in March 2017.
(4)	Operated and leased by our third-party service provider Onelogistic. The original expiration date of January 1, 2018 was automatically renewed for one additional year as set forth in the agreement with Onelogistic.

In Brazil, we have three distribution centers with a total storage capacity of over 97,000 square meters across all floors and a high level of automation. Our distribution centers located in Brazil have the capacity to handle over 7 million items at peak capacity and are able to ship products across all 26 Brazilian states and the Federal District of Brazil. Our operations in Argentina and Mexico have the capacity to handle over 700,000 items at one time and to distribute to customers in all regions of each country. Products are delivered from our suppliers to our distribution centers for quality inspection before being shipped out to customers.

In Brazil, we have a nationwide delivery network consisting of 15 third-party courier companies and were the first retail company to develop an on-site partnership with Brazil’s national post office, Correios, which expedites the delivery of our products. We leverage our large scale of operations and reputation to obtain favorable contractual terms with the courier companies. We monitor and review the courier companies’ performance and its compliance with our contractual terms.

Our distribution centers and delivery network are strategically located and designed for reliable and timely product delivery. In general, orders are automatically allocated to one of our distribution centers for fulfillment. We then process our orders within eight hours after the orders are confirmed on average, and we can deliver on the same day in the main Brazilian urban centers, Buenos Aires and Mexico City. We offer a wide range of delivery options to cater to our customers’ individual requirements and preferences. Our delivery options include normal delivery within four to five days, express delivery within two to three days, super express delivery for same-day delivery, scheduled delivery, and the option to pick-up products from one of the almost 7,000 Correios branches in Brazil. We have an on-time delivery rate of approximately 97.0% of total processed orders. Our infrastructure also includes two data centers that are critical to our operations (see Item 4. Information on the Company—B. Business Overview—Our Technology”).

We also use our distribution centers and delivery network to manage the logistics and distribution of a number of our suppliers’ and partners’ online stores.

We are contemplating investing still in 2018 in the expansion of the storage capacity and in increased automation for our distribution center located in the municipality of Extrema, State of Minas Gerais, increasing its current storage capacity of 35,431 m2 to 42,316 m2. We have allocated R$4.7 million of our budget for capital expenditures for this expansion project.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

Our mission is to be the leading online consumer platform in Latin America. We are the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, as measured by net sales. We operate in Brazil, Argentina, and Mexico and, since our launch, we have sold to more than 15.4 million customers across our sites (representing a 20.8% year-over-year growth from 2016), solidifying our position as one of the few scaled online retailers in Latin America and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our sites, we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini. We believe that Netshoes has become one of the most recognized brands by consumers, in Brazil and Argentina, among both online and offline sports retailers. We believe that Zattini, a site we launched in December 2014, is quickly becoming a leading online brand for fashion and beauty in Brazil in terms of consumer recognition.

Since we were founded in 2000, we have built on our initial success, expanding across geographies and brands. We have also selectively introduced new product categories, maintaining our core strategy of focusing on lifestyle verticals, which we believe are particularly well-suited for distribution online due to the following factors: (1) the vast inventory selection, benefitting customers by providing them with access to varied products in one place; (2) the lightweight nature of most of the products we offer, which makes them easy to ship and drives fast delivery speeds at significant volumes; (3) the high gross margin of these retail categories; and (4) the need for consistent replacement (compared to, for example, household appliances and electronics), which drives repeat purchasing. Our focus on these verticals has resulted in over 31.0% gross margins (defined as gross profit divided by net sales), including the cost of shipping, for the last four years, which provides substantial operating leverage as we continue to invest in additional parts of our business.

We focus on delivering a superior customer experience and providing service across all areas of the countries in which we operate, including remote locations not typically served by traditional retailers. As one of the first companies in the region to provide online retail offerings, we have emphasized the importance of customer service. We have also developed technology that personalizes the shopping experience for our customers, and our sites have advanced features including enhanced search capabilities, easy navigation, and product recommendations. This core customer focus has driven customer loyalty, as demonstrated by repeat purchasing. In the year ended December 31, 2017, 77.2% of our total orders came from repeat customers.

We benefit from our early mover advantage in Latin American eCommerce, which has allowed us to capture what we believe is a significant market share and achieve a leadership position in a large addressable market. As our market continues to expand, we believe that we are and will continue to be well-positioned as a leading established player to benefit from these macro-economic trends.

For the years ended December 31, 2016 and 2017, we reported:

•	Net sales of R$1,739.5 million and R$ 1,889.0 million, respectively, representing a year-over year growth of 15.5% and 8.6% in 2016 and 2017, respectively;

•	Net loss of R$151.9 million and R$170.3 million, respectively; and

•	EBITDA of negative R$43.9 million and negative R$43.3 million, respectively.

For the year ended December 31, 2017, we derived 89.6% of our net sales from our operations in Brazil and 10.4% from our international operations.

As we have done in the past, we plan to both grow our core business and expand our operations into attractive new geographies and brands while maintaining our relentless focus on delivering a superior consumer experience. As we continue to scale, we are focused on growing in an efficient way that we expect will result in increased profitability for our business, including by launching new initiatives that are specifically focused on delivering increased revenue at higher margins.

For further information regarding our business, see “Item 4. Information on the Company— B. Business Overview.”

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven by the following trends and factors:

•	Continuous Engagement of our Customers: We benefit from our early mover advantage in Latin American eCommerce, which has allowed us to capture what we believe is a significant market share and a leadership position in a large addressable market, but there is still significant room to further expand the customer base for our sites and increase customer loyalty and repeat purchasing. Since our launch, we have used several marketing channels to promote our sites, including television, sponsorship of sport clubs, internet search engines, social media and promotional emails, which has resulted in a substantial increase in the engagement of our customers with our brands.

•	Launch of New Products and Services: Our continuous ability to monetize our user traffic remains critical to our envisioned plans for growth. Our net sales have increased from R$252.9 million in 2010 to R$ 1,889.0 million in 2017 (a CAGR of 33.3%), and in the same period our GMV grew at a CAGR of approximately 32.2%. We have launched new initiatives that are specifically focused on delivering increased revenue at higher margins, and we expect that the success of these initiatives will play a key role in our long-term growth strategy. In December 2014, we launched Zattini, an online retail store for fashion and beauty products. We have also offered private label apparel to our customers across our Netshoes platform since November 2014 and through our Zattini platform since its launch, and for the year ended December 31, 2017, the sales of those products accounted for 8.2% of our net sales in Brazil and 7.4% of our net sales on a consolidated basis. For the year ended December 31, 2017, Zattini accounted for 16.1% of the net sales of our operations in Brazil and 14.4% of our net sales on a consolidated basis. We have developed other initiatives that tie our customers more closely to our sites, such as extended payment terms to our customers through our co-branded credit card with Banco Itaú S.A., which we refer to as “NCard,” launched in April 2016. Our expansion efforts also led us to launch our online marketplace platform in February 2016 In 2017 this platform was responsible for 7.7% of our GMV, increasing its penetration by 6.0 percentage points when compared to 2016. We expect that marketplace and these new initiatives will play a role in our strategy to attract new customers to our sites and increase spending per active customer.

•	Growth of eCommerce: Our sales depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Consumers who have historically used physical channels of commerce to purchase sporting, fashion and beauty goods have started to transition to eCommerce, and we expect they will continue to do so. With only a 4.2% share of the total retail market in 2017, online retail penetration in Latin America offers significant potential relative to developed economies such as the United States, which has 11.8% online retail penetration, according to Euromonitor[9]. Despite recent macroeconomic volatility in certain countries such as Brazil and Argentina, eCommerce in Latin America has grown at a CAGR of 11.4% from 2012 to 2017 according to Euromonitor[9]. Also, our customers have been increasingly accessing our sites using mobile devices. In the year ended December 31, 2017, orders placed by our customers from mobile devices represented approximately 46.1% of our total orders (compared to 32.2% in the year ended December 31, 2016), and we believe there is room for further growth in mobile commerce. We are focused on the continuous development of our mobile platforms as sales made on mobile devices have become an important part of our business. We believe that we are and will continue to be well positioned to benefit from these growth opportunities.

•	Changing Customer Demands, Shopping Patterns and Technologies: We believe that the current scale of our business reflects in part our consistent ability to anticipate and respond in a timely manner to changing consumer demands and shopping patterns. We believe that there has been an increased focus on education and health, which is translating into more active lifestyles and higher participation in sports. We have been directing our efforts to address the needs of consumers in this growing market, which we believe is a primary component behind our growth in net sales from R$252.9 million in 2010 to R$1,889.0 million in 2017. Also, our ability to innovate and be at the forefront of technological trends and incorporate technology into all aspects of our business has been key to our success, and we expect to benefit from the growth of eCommerce (which, according to Euromonitor[9], has grown from 3.5% of the retail market in Brazil in 2012 to 6.3% in 2017).

[9]	Source: Euromonitor International Limited; Retailing 18ed; per Internet Retailing definitions; retail value sales, y-o-y exchange rates, current prices; 2017 data.

•	Performance of our International Segment: We are committed to developing our businesses in Argentina and Mexico, and despite the difference of the operating environment in these countries and in Brazil, we believe we are now one of the main eCommerce players in these countries. Compared to Brazil, in Argentina and Mexico we currently have lower market share and negative cash flows from operations, and we have had different rates of growth in recent periods than in Brazil. We are working to develop sufficient scale in these different markets to overcome these challenges. The impact of the international segment on our results as reported in reais is also affected by exchange rate variations between the real and the currencies of Argentina and Mexico.

•	Political Environment and Macroeconomic Conditions in the Countries in which We Operate: All of our business is currently carried out in Latin America and primarily in Brazil. Our results of operations and financial condition are significantly influenced by political and economic developments in the countries in which we operate and the effect that these factors have on the availability of credit, employment rates, disposable income and average wages in those countries. In the mid- to long-term, we expect strong macro tailwinds due to an expanding middle class, increased disposable income and reduced unemployment and interest rates, among other factors.

Our Business Segments

We have organized our operations around geographical divisions, and a result we have the following reportable segments: Brazil and International.

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br and Shoestock.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico, respectively.

Items not allocated directly to our reportable business segments (operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are recorded and disclosed separately as corporate and others.

For further information, see note 3 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Components of Our Results of Operations

The following is a summary of the items comprising our statements of profit and loss:

Net Sales

Net sales includes revenue from product sales and other revenues, net of promotional discounts and returns. Revenue from product sales arises from (i) online purchases with us (except marketplace) and within our brick-and-mortar store and (ii) offline purchases with us (through our B2B business). Other revenues mainly consist of (i) revenues from shipping services related to our product sales, (ii) commission revenue representing a percentage of the total order value of product sales through our marketplace, where qualified third-party B2C vendors can sell their own products to customers through our sites and (iii) commission revenue generated by customers’ activation of NCards. We launched our marketplace platform in February 2016 and NCard in April 2016. For the year ended December 31, 2017, online purchases with us plus our brick-and-mortar store represented 95.0% of our net sales, while offline purchases with us and other revenues represented 0.5% and 4.5% of our net sales, respectively.

Our net sales are also recorded net of certain taxes, principally Taxes on Sale of Goods and Services (Imposto sobre Circulação de Mercadoria e Serviços), or ICMS. We have received ICMS tax incentives from the States of Pernambuco and Minas Gerais in Brazil, and the impact of these tax incentives is reflected in net sales because the amount of ICMS we pay to those states is lower than the amount we invoice to our customers who order from outside of these states. For further discussion regarding the tax incentives applicable to us, see notes 5 and 7 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Cost of Sales

Cost of sales consists primarily of costs related to our product sales (except marketplace), including the purchase price of goods for resale (net of rebates from suppliers) and related non-recoverable taxes, as well as shipping costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of marketing and advertising costs, personnel expenses for employees engaged in selling, marketing and distribution activities, rental expenses in connection with our distribution centers, credit card fees paid to financial institutions and other expenses. See note 7(b) to our audited consolidated financial statements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses for management and employees involved in general corporate functions, including finance, accounting, tax, legal, information technology and human resources, and our share option plan granted to key management personnel. General and administrative expenses also include rental expenses incurred in connection with our corporate offices, technology and related infrastructure costs, professional and consulting fees, depreciation costs of equipment used by our corporate departments and insurance expenses. See note 7(c) to our audited consolidated financial statements.

Other Operating Expenses, Net

Other operating income consists primarily of the income related to our agreement with Banco Itaú S.A. to provide it with exclusive access to our customer database and gains on the disposal of fixed assets and intangible assets. Other operating expense consists primarily of losses on the disposal of fixed assets and provisions for civil and labor risks.

Financial Income

Financial income consists primarily of interest income on cash and cash equivalents, imputed interest income on installment sales and gains on derivative financial instruments. See note 18 to our audited consolidated financial statements for further information regarding our derivative financial instruments.

Imputed interest on installment sales represents the interest component of the stated purchase price for goods that the customer pays for in installments. We recognize imputed interest over the payment term offered to our customers paying in installments.

From time to time we enter into derivative financial instruments to protect us against foreign exchange volatility arising from the import of products and debt denominated in U.S. dollars. Since March 2016, we did not enter into new forward foreign exchange contracts in order to hedge our exposure to purchase commitments denominated in U.S. dollars.

Financial Expense

Financial expense consists primarily of interest expense on debt, bank fees and imputed interest expense on credit purchases and losses on derivative financial instruments.

Imputed interest on credit purchases represents the interest component of the stated purchase price when we purchase inventory from our suppliers on extended payment terms. We recognize imputed interest expense over the payment term of the trade account payable.

We enter into derivative financial instruments to protect us against foreign exchange volatility arising from the import of products and debt denominated in U.S. dollars.

Income Tax Expense

Income tax expense consists primarily of current tax. Current income tax is measured as the amount expected to be paid (or recovered, to the extent applicable) to tax authorities based on the taxable profit for the period. We have reported pretax losses, giving rise to substantial tax loss carryforwards in Brazil, Argentina and Mexico. We will not recognize deferred tax assets until we begin to experience future sustainable taxable profits and it is probable that we will be able to utilize these tax benefits. See below “—Critical Accounting Policies and Estimates—Income Taxes” and notes 2.27 and 20 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table set forth our results of operations for the periods indicated:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
	R$	R$	R$
	(In thousands)
Net sales	1,505,686	1,739,540	1,889,006
Cost of sales	(1,010,501)	(1,188,744)	(1,291,427)

Gross profit	495,185	550,796	597,579

Operating expenses:
Selling and marketing expenses	(398,514)	(443,692)	(509,208)
General and administrative expenses	(157,228)	(174,564)	(153,136)
Other operating expense, net	(3,503)	(5,252)	(3,933)

Total operating expenses	(559,245)	(623,508)	(666,277)

Operating loss	(64,060)	(72,712)	(68,698)
Financial income	61,294	28,366	30,131
Financial expense	(96,667)	(107,550)	(131,776)

Loss before income tax	(99,433)	(151,896)	(170,343)

Income tax expense	(80)	—	(2)

Net loss	(99,513)	(151,896)	(170,345)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

The following table sets forth our consolidated financial information ended in 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	% Change
	R$	R$
	(In thousands)
Net sales	1,505,686	1,739,540	15.5%

Cost of sales	(1,010,501)	(1,188,744)	17.6

Gross profit	495,185	550,796	11.2

Operating expenses:
Selling and marketing expenses	(398,514)	(443,692)	11.3
General and administrative expenses	(157,228)	(174,564)	11.0

Other operating expense, net	(3,503)	(5,252)	49.9

Total operating expenses	(559,245)	(623,508)	11.5

Operating loss	(64,060)	(72,712)	13.5
Financial income	61,294	28,366	(53.7)

Financial expense	(96,667)	(107,550)	11.3

Loss before income tax	(99,433)	(151,896)	52.8

Income tax expense	(80)	—	—

Net loss	(99,513)	(151,896)	52.6%

Net Sales

Total net sales increased by 15.5% from R$1,505.7 million in 2015 to R$1,739.5 million in 2016. The following table sets forth the breakdown of our net sales by segment for the periods indicated:

	Year Ended December 31, 2015	Year Ended December 31, 2016	% Change
	R$	R$
	(In thousands)
Brazil	1,304,853	1,554,405	19.1%
International	200,833	185,135	(7.8)

Total	1,505,686	1,739,540	15.5%

Brazil net sales increased by 19.1% from R$1,304.9 million in 2015 to R$1,554.4 million in 2016, primarily due to the following factors:

•	a 22.2% increase in the number of total orders placed by our customers in Brazil to 9.4 million in 2016, derived mainly from a 19.8% increase in active customers to 5.1 million as of December 31, 2016, which was partially driven by the ramp up of Zattini operations in 2016 as well as the successful launch of our marketplace in February 2016;

•	a reduced ICMS tax burden in 2016 as a result of a greater proportion of our sales being processed through our tax incentivized distribution centers in the States of Minas Gerais and Pernambuco. This reduction in ICMS taxes in 2016 led to a 1.3% increase in our net sales. For further discussion regarding the tax incentives from which we currently benefit, see note 5 to our audited consolidated financial statements; and

•	the increase in orders was partially offset by a 3.7% decrease in the average basket size per order (from R$207.3 in 2015 to R$199.6 in 2016), primarily attributable to changes in product mix as a result of (1) our strategy to increase the number of products we sell with promotional discounts in response to the effect of the recent downturn in the Brazilian economy on the disposable income of our customers and (2) our efforts to expand sales of fashion and beauty products, which have a lower average ticket price per product sold.

International net sales decreased by 7.8% from R$200.8 million in 2015 to R$185.1 million in 2016 primarily due to a 14.9% decrease in the average basket size per order (from R$331.2 in 2015 to R$281.8 in 2016) as a result of exchange translation effects resulting from the appreciation of the Brazilian real against the Mexican and Argentine pesos, which was partially offset by an 8.0% increase in the number of total orders placed by our customers from 0.8 million in 2015 to 0.9 million in 2016, derived mainly from a 9.9% increase in active customers to 453 thousand in 2016. On a local currency basis, the net sales of our Argentine subsidiary increased by 36.8% (from ARS408.9 million in 2015 to ARS559.6 million in 2016) and the net sales of our Mexican subsidiary increased by 18.7% (from MXN246.2 million in 2015 to MXN292.2 million in 2016), primarily attributable to the expansion of our operations in these countries and inflation in Argentina.

Cost of Sales and Gross Margin

Our cost of sales increased by 17.6% from R$1,010.5 million in 2015 to R$1,188.7 million in 2016. Our cost of sales as a percentage of our net sales increased from 67.1% in 2015 to 68.3% in 2016. Our gross margin decreased from 32.9% in 2015 to 31.7% in 2016, mainly attributable to a 3.7% decrease in average basket size per order in Brazil in 2016, primarily resulting from the challenging economic environment in Brazil which has had a negative impact in the disposable income of our customers, and our strategy to counteract these effects by increasing the number of products we sell with promotional discounts.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses increased by 11.3% from R$398.5 million in 2015 to R$443.7 million in 2016. However, as a percentage of our net sales, selling and marketing expenses decreased from 26.5% in 2015 to 25.5% in 2016, which reflects our continued efforts to focus our marketing strategies on traffic conversion and monetization. Key drivers leading to this increase in selling and marketing expenses are discussed in further detail below:

•	Marketing expenses and other expenses collectively increased by R$17.9 million, resulting primarily from (1) an increase in chargeback expenses of R$9.3 million primarily due to (a) the growth of our operations and (b) an increase in the number of fraud attempts in 2016, which impacted NS2 and other retailers in Brazil; and (2) increased investments in marketing campaigns to (a) attract new customers to our sites (and to specifically promote Zattini’s brand-building) and (b) increase our active customers by reengaging our registered members. As a percentage of our net sales, marketing and other expenses decreased from 13.2% in 2015 to 12.5% in 2016;

•	Personnel expenses increased by R$15.3 million, resulting from (1) higher employee compensation costs attributable to collective bargaining agreements executed in September 2015 and 2016, which led to an approximate 8% average increase in salaries in both years, and (2) an increase in our average headcount, mainly in our distribution center in Minas Gerais, which began operations in June 2015. As a percentage of our net sales, personnel expenses remained relatively stable (7.9% in 2015 compared to 7.7% in 2016); and

•	Operating lease, facilities, and amortization and depreciation expenses collectively increased by R$13.4 million, resulting from (1) the beginning of our operations at our distribution center in Minas Gerais and (2) the relocation to our new main corporate office in São Paulo. As a percentage of our net sales, operating lease, facilities, and amortization and depreciation expenses increased from 1.8% in 2015 to 2.3% in 2016.

General and Administrative Expenses

General and administrative expenses increased by 11.0% from R$157.2 million in 2015 to R$174.6 million in 2016. However, as a percentage of our net sales, general and administrative expenses decreased slightly from 10.4% in 2015 compared to 10.0% in 2016, mainly as a result of scaling our business, following the trend reported in previous years. The increase in general and administrative expenses was primarily attributable to (1) a R$6.0 million increase in personnel expenses, resulting from (a) higher employee compensation costs attributable to collective bargaining agreements executed in September 2015 and 2016, which led to an approximate 8% average increase in salaries in both years, and (b) an increase in average headcount, which was mainly related to the expansion of our information technology department as a result of our strategic decision to cease outsourcing most of our information technology personnel, (2) the increase of R$5.6 million in the amortization of software, resulting from new software acquired and developed in 2016 and (3) the increase of R$2.5 million in information technology services expenses, due to higher maintenance expenses as a result of an upgrade in our information technology infrastructure. As a percentage of our net sales, personnel expenses decreased slightly from 5.3% in 2015 to 4.9% in 2016 and information technology services expenses remained relatively stable from 2.2% in 2015 to 2.0% in 2016.

Financial Income

Financial income decreased by 53.7% from R$61.3 million in 2015 to R$28.4 millionin 2016. This decrease was primarily due to the following factors:

•	The R$15.5 million decrease in our interest income on cash and cash equivalents, resulting from a decrease in our average monthly balance of cash and cash equivalents from R$226.1 million in 2015 to R$72.8 million in 2016 due to a reduction in financing activities, partially offset by the increase in our contractual interest rate weighted by the month-end average balance from 13.4% to 14.0%;

•	The R$10.8 million decrease in imputed interest income on installment sales was primarily due to the substantial increase in the use of factoring of trade accounts receivable with financial institutions (from a volume of R$332.8 million in 2015 to R$789.2 million in 2016). As we transfer trade accounts receivables to financial institutions, we recognize imputed interest income in installment sales from the transferred accounts receivables; and

•	The non-recurrence in 2016 of gains on derivative financial instruments as we had in 2015.

Financial Expense

Financial expense increased by 11.3% from R$96.7 million in 2015 to R$107.6 million in 2016. This increase was primarily attributable to (1) an R$8.5 million increase in interest expenses on debt, resulting from (a) an increase in our weighted average interest rate from 16.4% to 18.0% and (b) an increase in our average monthly balance of debt outstanding from R$336.5 million in 2015 to R$342.8 million in 2016 and (2) an R$8.2 million increase in imputed interest expense on credit purchases which was in line with our strategy to extend our payment terms with suppliers. This increase was partially offset by a reduction (1) in bank charges of R$4.5 million from 2015 to 2016 and (2) in foreign exchange loss of R$3.5 million from 2015 to 2016.

Income Tax Expense

Income tax expense was recorded in 2015 and 2016 at the amount expected to be paid to tax authorities. However, we recorded R$0 in deferred income tax assets in 2015 or 2016. See below “—Critical Accounting Policies and Estimates—Income Taxes—Deferred Income Tax” and note 20 to our audited consolidated financial statements.

Net Loss

Our net loss increased by 52.6% from R$99.5 million in 2015 to R$151.9 million in 2016 primarily due to a R$43.8 million increase in net financial expense. As a percentage of our net sales, net financial expense increased from 2.3% in 2015 to 4.6% in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

The following table sets forth our consolidated financial information ended in 2016 and 2017:

	Year Ended December 31, 2016	Year Ended December 31, 2017	% Change
	R$	R$
	(In thousands)
Net sales	1,739,540	1,889,006	8.6%
Cost of sales	(1,188,744)	(1,291,427)	8.6

Gross profit	550,796	597,579	8.5

Operating expenses:
Selling and marketing expenses	(443,692)	(509,208)	14.8
General and administrative expenses	(174,564)	(153,136)	(12.3)
Other operating expense, net	(5,252)	(3,933)	(25.1)

Total operating expenses	(623,508)	(666,277)	6.9

Operating loss	(72,712)	(68,698)	(5.5)
Financial income	28,366	30,131	6.2
Financial expense	(107,550)	(131,776)	22.5

Loss before income tax	(151,896)	(170,343)	12.1

Income tax expense	—	(2)	—

Net loss	(151,896)	(170,345)	12.1%

Net Sales

Total net sales increased by 8.6% from R$1,739.5 million in 2016 to R$1,889.0 million in 2017. The following table sets forth the breakdown of our net sales by segment for the periods indicated:

	Year Ended December 31, 2016	Year Ended December 31, 2017	% Change
	R$	R$
	(In thousands)
Brazil	1,554,405	1,693,467	8.9%
International	185,135	195,539	5.6%

Total	1,739,540	1,889,006	8.6%

Brazil net sales increased by 8.9% from R$1,554.4 million in 2016 to R$1,693.5 million in 2017, primarily due to:

•	a 20.2% increase in the number of total orders placed by our customers in Brazil to 11.3 million in 2017, driven by our successful actions to introduce new products in attractive and profitable verticals, notably Zattini site, the continuous ramp up of our marketplace operation in Brazil (launched in February 2016) and of our private label product assortment (such as Shoestock, launched in March 2017). These offerings represent key growth drivers, and their increasing scale and contribution to results is fueling topline growth;

•	partially offset by a 85.8% decrease in net sales from our B2B operation, from R$65.9 million in 2016 to R$9.4 million in 2017, as our management decided to substantially reduce the scale of this operation to focus on improving the segment’s economics and overall business model. For more information, see Item 4. Information on the Company—B. Business Overview— Our Additional Sources of Revenues.” Our B2B operation was launched in early 2016 to complement our core B2C business and represented 3.8% and 0.5% of our net sales in Brazil in 2016 and 2017, respectively.

International net sales increased by 5.6% from R$185.1 million in 2016 to R$195.5 million in 2017 primarily due to a 18.4% increase in the number of total orders placed by our customers, from 0.9 million in 2016 to 1.0 million in 2017, derived mainly from a 18.6% increase in active customers to 538 thousand in 2017, partially offset by a 11.4% decrease in the average basket size per order (from R$281.6 in 2016 to R$249.6 in 2017) as a result of exchange translation effects resulting from the appreciation of the Brazilian real against the Mexican and Argentine pesos. On a local currency basis, the net sales of our Argentine subsidiary increased by 31.4% (from ARS559.6 million in 2016 to ARS735.0 million in 2017) and the net sales of our Mexican subsidiary increased by 8.4% (from MXN292.2 million in 2016 to MXN316.6 million in 2017), primarily attributable to the expansion of our sporting goods operations in these countries and inflation in Argentina.

Cost of Sales and Gross Margin

Our cost of sales increased by 8.6% from R$1,188.7 million in 2016 to R$1,291.4 million in 2017. Our cost of sales as a percentage of our net sales remained relatively stable from 68.3% in 2016 to 68.4% in 2017. Our gross margin also remained relatively stable from 31.7% in 2016 to 31.6% in 2017, mainly attributable to our strategy to (1) increase the number of products we sell with promotional discounts to counteract the still challenging economic environment in Brazil which has not yet shown material positive impact in the disposable income of our customers and (2) accelerate the transition to a more favorable mix of GMV coming from our marketplace and private label operations.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses increased by 14.8% from R$443.7 million in 2016 to R$509.2 million in 2017. As a percentage of our net sales, selling and marketing expenses increased from 25.5% in 2016 to 27.0% in 2017. Key drivers leading to this increase in selling and marketing expenses are discussed in further detail below:

•	Marketing expenses increased by R$32.3 million, resulting primarily from increased investments in marketing campaigns to attract new customers to our sites and increase our active customers by reengaging our registered members. As a percentage of our net sales, marketing expenses increased from 10.4% in 2016 to 11.3% in 2017, mainly as a result of the investments made to foster the development of our marketplace operation;

•	Allowance for doubtful accounts increased from R$6.2 million in 2016 to R$25.4 million in 2017. As a percentage of our net sales, our allowance for doubtful accounts increased from 0.4% in 2016 to 1.3% in 2017. This R$19.2 million increase was primarily attributable to increased credit risk from certain of our B2B customers derived from an increase of overdue receivables in our B2B operations. For additional information related to the corrective actions taken with respect to our B2B operation, (see Item 4. Information on the Company—B. Business Overview— Our Additional Sources of Revenues”).

•	Personnel expenses increased by R$8.0 million, resulting from (1) higher employee compensation costs attributable to collective bargaining agreements executed in September 2017, which led to an approximate 1.7% average increase in salaries, and (2) an increase in our average headcount, mainly in our distribution centers, to sustain the elevated growth of our operations. As a percentage of our net sales, personnel expenses decreased from 7.7% in 2016 to 7.5% in 2017.

General and Administrative Expenses

General and administrative expenses decreased by 12.3% from R$174.6 million in 2016 to R$153.1 million in 2017. As a percentage of our net sales, general and administrative expenses substantially decreased from 10.0% in 2016 to 8.1% in 2017. The decrease in general and administrative expenses was primarily attributable to a R$30.8 million decrease in personnel expenses, resulting mainly from (i) a R$14.7 million decrease in share-based expenses related to a R$12.9 million positive effect recorded in the first quarter of 2017 resulting from the remeasurement of the value of our then cash-settled stock option liability based on our initial public offering price; and (ii) a R$14.9 million decrease in IT personnel expenses as during the year of 2017, as a great portion of our IT employees were engaged in software development (website, mobile, and marketplace platforms) and their compensation was recognized as intangible assets. The decrease in general and administrative expenses was partially offset by, among others, a R$4.0 million increase in amortization of software expenses, resulting from additional software acquired and developed in 2017.

Financial Income

Financial income increased by 6.2% from R$28.4 million in 2016 to R$30.1 million in 2017. This increase was primarily to a R$5.0 million increase in our interest income on cash and cash equivalents, mostly resulting from an increase in our average monthly balance of cash and cash equivalents from R$72.8 million in 2016 to R$234.4 million in 2017, mainly due to the R$415.6 million (US$134.2 million) received in net proceeds upon the completion of our initial public offering in April 2017, partially offset by a R$3.5 million decrease in imputed interest income on installment sales primarily due to the increase in the use of factoring of trade accounts receivable with financial institutions. For the year ended December 31, 2017, our volume of factoring of trade accounts receivable sold to financial institutions reached R$1,113.8 million (compared to R$789.2 million for the year ended December 31, 2016.

Financial Expense

Financial expense increased by 22.5% from R$107.6 million in 2016 to R$131.8 million in 2017. This increase was primarily attributable to a R$21.3 million increase in imputed interest expense on credit purchases, which was in line with our strategy to extend our payment terms with suppliers.

Income Tax Expense

Income tax expense was recorded in 2016 and 2017 at the amount expected to be paid to tax authorities. However, we recorded R$0 in deferred income tax assets in 2016 and 2017. See below “—Critical Accounting Policies and Estimates—Income Taxes—Deferred Income Tax” and note 19 to our audited consolidated financial statements.

Net Loss

Our net loss increased by 12.1% from R$151.9 million in 2016 to R$170.3 million in 2017 due to the above mentioned factors. As a percentage of our net sales, net loss was 8.7% in 2016 and 9.0% in 2017.

Seasonality and Quarterly Results of Operations

Like most retail businesses, we experience seasonal fluctuations in our net sales and operating results. Historically, we have generated higher net sales in the fourth quarter, which includes the Black November period in Brazil (a commercial sale season introduced by Brazilian eCommerce websites in 2010 that is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico. As a result, most of our operating result is usually generated during the fourth quarter. On the other hand, the first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil and Argentina. For a discussion of the effects of such seasonal fluctuation in our cash flows from operations, see “—Liquidity and Capital Resources—Net Working Capital.”

The following table sets forth our unaudited quarterly results from the three months ended March 31, 2016 to the three months ended December 31, 2017. The unaudited quarterly results set forth below have been prepared on a basis consistent with our audited consolidated financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information presented below. The following table should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	R$	R$	R$	R$	R$	R$	R$	R$
	(In thousands)
Net sales	347,863	401,644	414,245	575,788	396,228	461,331	444,636	586,810
Cost of sales	(242,820)	(259,567)	(276,753)	(409,604)	(266,462)	(308,492)	(301,423)	(415,049)

Gross profit	105,043	142,077	137,492	166,184	129,766	152,839	143,213	171,761

Operating expenses:
Selling and marketing expenses	(103,940)	(105,886)	(108,923)	(124,943)	(101,526)	(121,000)	(132,218)	(154,464)
General and administrative expenses	(46,336)	(45,815)	(44,516)	(37,897)	(31,627)	(43,020)	(39,186)	(39,304)
Other operating expenses, net	(1,663)	(1,724)	(644)	(1,221)	(1,092)	(1,024)	(1,076)	(741)

Total operating expenses	(151,939)	(153,425)	(154,083)	(164,061)	(134,245)	(165,044)	(172,480)	(194,509)

Operating income (loss)	(46,896)	(11,348)	(16,591)	2,123	(4,479)	(12,205)	(29,267)	(22,748)
Financial income	7,754	4,737	8,624	7,251	5,029	10,166	9,380	5,556
Financial expenses	(22,494)	(27,026)	(22,335)	(35,695)	(38,267)	(33,116)	(27,866)	(32,526)

Loss before income tax	(61,636)	(33,637)	(30,302)	(26,321)	(37,717)	(35,154)	(47,753)	(49,718)
Income tax expense	—	—	—	—	—	(2)	—	—
Net loss	(61,636)	(33,637)	(30,302)	(26,321)	(37,717)	(35,157)	(47,753)	(49,718)

The following table sets forth a reconciliation of our net loss to EBITDA for each of the periods indicated below:

	Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	R$	R$	R$	R$	R$	R$	R$	R$
	(In thousands)
Net loss	(61,636)	(33,637)	(30,302)	(26,321)	(37,717)	(35,157)	(47,753)	(49,718)
Add (subtract):
Interest income/expense, net(1)	12,120	19,704	19,769	25,230	32,711	18,682	19,787	24,054
Income tax expense	—	—	—	—	—	2	—	—
Depreciation and amortization	6,926	8,112	8,221	7,943	8,091	7,572	7,309	8,848

EBITDA	(42,591)	(5,820)	(2,312)	6,852	3,085	(8,901)	(20,657)	(16,815)

Net sales	347,863	401,644	414,245	575,788	396,228	461,331	444,636	586,811
EBITDA Margin	(12.2)%	(1.4)%	(0.6)%	1.2%	0.8%	(1.9)%	(4.6)%	(2.9)%

(1)	Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs.

Critical Accounting Policies and Estimates

Overview

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Income Taxes

Income tax comprises current and deferred tax. Income tax expense is recognized in consolidated statements of profit or loss, except to the extent it relates to items directly recognized in other comprehensive income. Significant judgments are involved in determining the provision for income taxes including estimates. The recognition of taxes that are subject to certain legal or economic limits or uncertainties is assessed individually by our management based on the specific facts and circumstances. Although we consider all these variables in order to estimate our income taxes, there could be an unfavorable resolution on such issues that may affect the results of our operations.

Deferred Income Tax

Deferred income tax is recognized in respect of (A) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and (B) unused tax losses carryforwards. Deferred income tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be recovered. We have not recognized deferred income tax assets, but they are reviewed at each reporting date and will be recognized when we begin to experience future sustainable taxable profits during the carryforward period and it is probable that we will be able to utilize the related tax benefits. There is no expiration date for unused tax loss carryforwards in Brazil, but, under Brazilian law, NS2 can only offset up to 30.6 percent of its taxable profit in any given year. The expiration date for unused tax loss carryforwards in Argentina and Mexico is five years from the date they are recorded. As of December 31, 2017, we had R$247.7 million of unrecognized deferred income tax assets. For additional information, see note 2.27 and 20 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share-based Payments

Under the Share Plan, or the Plan, our board of directors may grant up to 631,470 share options to key employees, directors and independent contractors, which as of the date of this annual report represents approximately 2% of our total equity on a fully diluted basis. The options currently granted under the Plan were made at the discretion of our board of directors, which has full authority to establish the terms and conditions of any award consistent with the provisions of the Plan and to waive terms and conditions at any time.

Until we became public, we (i) used to provide our employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back our common shares held by such persons at a discount of their fair value and (ii) had a non-contractual practice of providing holders of vested awards that terminate their relationship with us (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

Due to the characteristics of these transactions, these awards had been regarded as a cash-settled plan and the liability was re-measured at each reporting date. The liability previously recognized in our consolidated financial statements took into account the fair value of our common shares, expected forfeitures and the discount we obtained when repurchasing such shares.

Following the completion of our initial public offering, we no longer offer our employees with a repurchase proposal to buy back our common shares held by them.

Therefore, upon completion of our initial public offering, we reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in non-current liabilities and an increase in equity (capital reserves) in amount of R$13.7 million (US$4.1 million).

Prior to our initial public offering completed in April 2017, we considered numerous objective and subjective factors to determine our best estimate of the fair value of our common shares, including but not limited to, sales of our common shares in the private placements, our operating and financial performance and forecast, market performance of our comparable publicly traded technology companies, Brazilian and Latin American macroeconomic trends, and the capital market conditions. In 2014 and 2015, our fair value of common shares was estimated based on the following private placements:

•	On May 12, 2014, we issued 1,250,184 common shares (prior to giving effect to the share split) with a purchase price of US$134.86 per share to investors, on an arms-length sale of our common shares. Therefore, we concluded this price represented the fair value of our common shares as of such date. From May 2014 to December 2014, there was no meaningful change in our business that we concluded would have positively or negatively impacted the fair value of our common shares. After giving effect to the share split, this purchase price would have been US$44.95 per common share.

•	On March 25, 2015, we issued 333,678 common shares (prior to giving effect to the share split) with a purchase price of US$134.86 per share to investors, on an arms-length sale of our common shares. Therefore, we concluded this price represented the fair value of our common shares as of such date. From March 2015 to December 2015, there was no meaningful change in our business that we concluded would have positively or negatively impacted the fair value of our common shares. After giving effect to the share split, the purchase price would have been US$44.95 per common share.

As of December 31, 2016, prior to the completion of our initial public, the fair value per common share was based on the guideline public company method, or GPCM, prepared by us, and our valuation approach utilized the implicit enterprise multiple, which was calculated by multiplying the average EBITDA growth multiples of certain comparable companies by our estimated EBITDA long-term growth. The assumptions we used in this valuation model were based on future expectation combined with management judgment, with inputs of numerous subjective factors to determine the fair value of our common shares. The fair value per common share underlying our share options was estimated at US$40.46 at December 31, 2016.

Upon completion of our initial public offering in April 2017, when we reclassified our share-based plan from cash-settled to equity-settled, the fair value per common share underlying our share options was re-measured to US$18.00 per common share, which was the price of our common shares on the date of our initial public offering. Subsequent to our initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and we use the market price of our publicly traded common shares as an indicator of fair value).

For additional information regarding our Share Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—2012 Share Plan” and note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Allowance for Doubtful Accounts

When a trade accounts receivable is uncollectible, it is written-off against the allowance for doubtful accounts related to trade accounts receivable. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

An impairment of trade accounts receivable is recognized when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the relevant receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the trade accounts receivable can be impaired.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. We regularly monitor trade accounts receivable and consider the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For business-to-business customers, the credit risk exposure and the carrying values reflect our assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. We assess the credit quality of our counterparties taking into account their financial position, past experience and other factors (e.g. credit rating).

Provision for Tax, Civil and Labor Risks and Contingent Liabilities

Provisions for tax, civil and labor risks are recorded when we have a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

We are a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available jurisprudence, and their importance to the relevant legal system, as well as the opinion of external legal counsel. Provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable statutes of limitations, conclusions of tax audits or additional exposures identified based on new matters or court decisions.

Where it is not probable that a payment will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of a payment is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities, unless the probability of a payment is remote.

We are engaged in several legal proceedings, including civil, labor, tax and social security and other proceedings, for which we have established provisions in an aggregate amount of R$12.5 million and have made judicial deposits in an aggregate amount of R$106.9 million, as of December 31, 2017. See “Item 8. Financial Information—Legal and Administrative Proceedings.”

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 2.31 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Use and Sources of Funds

We have experienced negative cash flows from operations, which we have funded through bank financing arrangements, by selling common shares to financial investors in May 2014 and March 2015, by selling convertible notes to financial investors in February 2017 and by the sale of 8,250,000 of our common shares in our initial public offering completed in April 2017.

In 2015, we raised R$146.2 million from sales of common shares to financial investors. In 2016, we primarily used cash on hand and debt to fund our operations. In February 2017, we raised capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million (or R$94.2 million, using the exchange rate on the date of the execution of the convertible note purchase agreement), which in April 2017 were converted into our equity. In April 2017, we also completed our initial public offering, in which we sold an aggregate of 8,250,000 common shares to the public and received approximately US$134.2 million (R$415.6 million, using the exchange rate on the date of the closing of this offering) in net proceeds.

Going forward, we expect that cash provided by our operating activities will become an incremental source of funding for our operations. In 2017 we generated positive cash flow from operating activities at the consolidated level, and have generated positive cash flows from operating activities on an annual basis in Brazil since 2014. We have recently engaged in several initiatives designed to deliver increased net sales at higher margins while taking advantage of our existing infrastructure (such as the introduction of new verticals with Zattini, the launch of our online marketplace, the offering of private label products), and we believe that these initiatives will play a key role in our long-term growth strategy and improve our operating cash flows.

We believe, based on our current operating plan, that our existing cash and cash equivalents, together with other sources of financing and cash generated from our operations, will be sufficient to meet our anticipated cash needs for working capital, financial liabilities, capital expenditures and business expansion through at least the next twelve months.

Restricted and Unrestricted Cash and Cash Equivalents

As of December 31, 2016 and 2017, we had unrestricted cash and cash equivalents of R$111.3 million and R$396.0 million, respectively, which primarily consisted of cash, bank deposits and short-term financial investments. This increase of unrestricted cash and cash equivalents from December 31, 2016 to December 31, 2017 is related, primarily, to our successful initial public offering completed in April 2017 and the positive net cash provided by our operating activities in 2017. See “—Consolidated Cash Flows—Financing Activities.”

Additionally, as of December 31, 2016 and 2017, we had restricted cash and cash equivalents amounting to R$43.2 million and R$34.4 million, respectively, which were pledged as collateral under import letters of credit and certain financial arrangements (see below “—Indebtedness”).

Net Working Capital

The amount of cash flows and working capital we require to support our operations fluctuates throughout the year, primarily driven by the seasonality of our business. Our working capital requirements are also affected by extended payment terms offered to our customers (see “Item 4. Information on the Company—B. Business Overview—Billing and Collection”) and payment terms agreed with our suppliers.

Typically, we generate higher cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in the Black November period and the holiday selling season. Conversely, our cash flow requirements increase during the first quarter of the year, as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volume that typically follows the holiday season.

We have taken a number of initiatives designed to improve liquidity and help us manage our net working capital requirements, which led us to reduce our net working capital cycle—defined as the amount of time we take to convert our inventory and trade accounts receivable into cash, net of trade accounts payable—from an average of 89 days for the year ended December 31, 2014 to an average of 7 days for the year ended December 31, 2017. These initiatives include the following:

Trade Accounts Payable

•	Given our scale and the significance of our business to our suppliers, we have been able to further diversify our supplier portfolio and deepen relationships with our existing suppliers, allowing us to renegotiate and further extend our payment terms with them.

•	Our strategy to focus on the introduction of new products in attractive verticals has also contributed to lowering our working capital requirements. We focus on new products in verticals, such as Zattini and Shoestock, that not only have higher margins with short replacement cycle but also benefit from a diversified supply chain, which in conjunction with the scale of our business, allows us to negotiate better terms with our suppliers, such as further extending the average period we take to pay our trade accounts payable. Zattini was initially focused solely on fashion, but in the short time since its launch, we have successfully introduced new categories, including beauty products in 2016. We will continue to launch new products in existing and future verticals in a targeted way that grows our lifestyle brand while achieving not only higher margins but also lower working capital requirements.

•	We use reverse factoring of trade accounts payable, in which a financial institution pays our supplier in advance in exchange for a discount, and we agree to pay the financial institution either at a discount on the original payment date or at the full face value at a later date.

As a result of all these initiatives, we extended the average period we take to pay our trade accounts payable from an average of 79 days for the year ended December 31, 2014 to an average of 156 days for the year ended December 31, 2017.

Trade Accounts Receivable

•	We have entered into factoring arrangements with financial institutions, in which we transfer our rights to receive payment on a portion of our trade accounts receivable to financial institutions and they pay us up front at a discount. This resulted in a reduction in the average period we take to collect trade accounts receivable. For the year ended December 31, 2017, our volume of factoring of trade accounts receivable with financial institutions reached R$1,113.8 million (compared to R$789.2 million for the year ended December 31, 2016). As of December 31, 2017, we had sold to financial institutions 100% of our unrestricted trade accounts receivable.

•	We have established a policy requiring a minimum installment payment of R$39.90, which given the comparatively low average ticket price of the products in the verticals in which we operate, has positively contributed to the management of our trade accounts receivable.

•	For customers other than those purchasing using NCard, we have steadily reduced the number of monthly credit card installments available to effect purchases on our sites. In July 2016, we reduced our maximum extended payment term from a maximum of 12 months to a maximum of 10 months.

As a result of all these initiatives, we reduced the average period we take to collect trade accounts receivable from an average of 71 days for the year ended December 31, 2014 to an average of 18 days for the year ended December 31, 2017.

Inventories

•	Our inventory cycle was negatively affected by the corrective actions taken during 2017 in our B2B business. In the second half of 2017, we entered into negotiations with certain of our B2B customers aiming at recovering past due trade accounts receivables. These negotiations resulted in agreements for returns of products, contributing to the increase of our inventory level as of December 2017.

•	This negative inventory cycle was partially offset by our focus in optimizing the inventory cycle by better balancing the assortment of sectors, industries and products in our inventories, reducing its level and improving the quality of the inventory of our online operation.

As a result of the factors mentioned, the average period we took to turn inventories into cash was extended from an average of 97 days for the year ended December 31, 2014 to an average of 144 days for the year ended December 31, 2017.

Consolidated Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	2015	2016	2017
	R$	R$	R$
	(In thousands)
Net cash provided by (used in) operating activities	(23,094)	(20,857)	24,839
Net cash provided by (used in) investing activities	(31,967)	(64,553)	(48,977)
Net cash provided by (used in) financing activities	59,097	(47,207)	302,060
Effect of exchange rate changes on cash and cash equivalents(1)	2,656	(5,143)	6,736

Increase (decrease) in cash and cash equivalents	6,692	(137,760)	284,658

(1)	Effect of exchange rate changes on cash and cash equivalents held by Netshoes (Cayman) Limited and our subsidiaries in accounts in the United States, Argentina and Mexico.

Operating Activities

On a consolidated basis, our net cash provided by (used in) in our operating activities improved from R$23.1 million and R$20.9 million of net cash used in 2015 and 2016, respectively, to R$24.8 million cash provided by our operating activities in 2017. Our operating cash flows during these periods were significantly affected by (1) the initiatives we implemented to manage working capital described above, in “—Net Working Capital,” as well as by changes in (a) judicial deposits, primarily due to an ongoing dispute with Brazilian tax authorities, and (b) recoverable taxes, primarily resulting from the purchase of products we sell from non-tax incentivized distribution centers and their subsequent resale from tax incentivized distribution centers, where we enjoy lower ICMS tax rates, resulting in increased ICMS tax credits and (c) restricted cash used to secure our import letters of credit.

In our most mature market, Brazil, we generated positive cash flows from operating activities of R$38.5 million, R$25.3 million and R$75.4 million in 2015, 2016 and 2017, respectively. Our positive cash flows from operating activities in Brazil were primarily attributable to (1) several initiatives in place to improve working capital dynamics, as explained under “—Liquidity and Capital Resources—Net Working Capital,” and (2) our continued operating leverage resulting from the scale of our online business; partially offset by (1) judicial deposits, primarily due to an ongoing dispute with Brazilian tax authorities (see “Item 8. Financial Information——A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Legal and Administrative Proceedings—Tax and Social Security Matters”), and (2) recoverable taxes, primarily resulting from the purchase of products we sell from non-tax incentivized distribution centers and their subsequent resale from tax incentivized distribution centers, where we enjoy lower ICMS tax rates, resulting in increased ICMS tax credits.

Investing Activities

Our primary investing activities have generally consisted of equipment purchases, leasehold improvements, purchase of intangible assets, and hardware, software and furniture purchases for our fulfillment centers and our overall business growth, and interest received from installment sales. These may vary from period to period depending on when we expand our operations.

Our net cash used in investing activities changed from R$32.0 million and R$64.6 million of net cash used in 2015 and 2016, respectively, to R$49.0 million of net cash used in investing activities in 2017. Net cash used in investing activities in 2017 was primarily related to (1) the acquisition and development of software, (2) and the regular maintenance of our existing distribution centers.

Our capital expenditures (consisting of purchase of property and equipment and intangible assets) represented 3.1%, 4.2% and 3.0% of our net sales in 2015, 2016 and 2017, respectively. For 2018 we have budgeted capital expenditures of R$75.0 million, including R$4.7 million to expand our distribution center in Extrema, Minas Gerais, which will be funded through our operating activities, debt financing and the proceeds from our initial public offering. In 2017, our capital expenditures amounted to R$57.3 million.

Financing Activities

Cash flows from financing activities reflect activities such as the issuance of common shares, debt financing and the payment of our existing debt at maturity.

Our net cash provided by financing activities was R$59.1 million in 2015 compared to net cash used of R$47.2 million in 2016, mainly because we did not issue equity in 2016, as we did in 2015.

Our net cash provided by (used in) financing activities changed from R$47.2 million in net cash used in financing activities in 2016 to R$302.1 million in net cash provided by financing activities in 2017, primarily attributable to our initial public offering completed in April 2017, in which we raised R$415.6 million in net proceeds, partially offset by a R$67.9 million increase in payment of debt, mostly resulting from the pre-payment in 2017 of R$65.1 million of our working capital line with Banco do Brasil to reduce financial expenses. In 2017, we also entered into a financing agreement in the amount of R$79.7 million with Financiadora de Estudos e Projetos – FINEP (with the first tranche of R$25.8 million disbursed to us in October 2017) to finance our ongoing strategic plan in innovation See “—Indebtedness—Material Financing Agreements.”

In 2014 and 2015, we raised capital from financial investors by issuing common shares with total proceeds amounting to R$377.5 million and R$146.2 million, respectively. We mainly used these proceeds to invest in the expansion of our operating activities and to repay outstanding debt. In February 2017, we raised capital from financial investors by (i) issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million (or R$92.3 million, using the exchange rate on the date of the execution of the convertible note purchase agreement), which in April 2017 were converted into our equity and (ii) selling under our initial public offering an aggregate of 8,250,000 of our common shares, which resulted in approximately US$134.2 million (R$415.6 million, using the exchange rate on the date of the closing of this offering) in net proceeds. We mainly used these proceeds to invest in the expansion of our operating activities See “—Indebtedness—Material Financing Agreements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Private Equity Placements.”

Indebtedness

We had total indebtedness of R$286.0 million as of December 31, 2017, as compared to R$387.4 million as of December 31, 2016. As of December 31, 2017, our total indebtedness comprised (1) 37.3% short-term debt, which consisted primarily of the short-term portion owed under our debentures and bank financing and (2) 62.7% long-term debt, which consisted of the long-term portion owed under our debentures, bank financing and a FINEP credit line.

Material Financing Agreements

The table below sets forth selected information regarding our material outstanding indebtedness as of December 31, 2017:

	Maturity	Currency	Interest Rate	Current		Non-Current		Total
	(In thousands of reais)
Non-convertible notes—Debentures	March 2020	R$	100% of CDI+3.23% p.a.		37,737		46,465		84,202
Secured borrowing—Working Capital (Banco do Brasil)	August 2020	R$	138.5% of CDI p.a.		43,994		71,789		115,783
Secured borrowing—Working Capital (Bradesco)	September 2020	R$	100% of CDI+3.65% p.a.		21,859		34,952		56,811
Secured borrowing—Working Capital (FINEP)	July 2026	R$	TJLP+ 3%		—		26,188		26,188

			Total	R$	103,590	R$	179,394	R$	282,984

CDI: Brazilian interbank deposit certificate rate.

TJLP: Brazil’s long-term interest rate.

The weighted average interest rate of our debt was 17.99% and 9.87% for the years ended December 31, 2016 and 2017, respectively.

Our principal financing agreements are described below:

Debentures

On March 5, 2015, our Brazilian subsidiary NS2, completed a local offering in Brazil of secured non-convertible debentures in the aggregate amount of R$150.0 million, with an interest rate equal to the daily average rates of 100% of the Brazilian Interbank Deposit Rate (Certificado de Depósito Interbancário, or CDI) plus 3.231% per year, payable quarterly. Amortization of the principal amount also occurs quarterly. Under the terms of the debentures, the totality of NS2’s Visa and American Express credit and debit card account receivables are automatically deposited into a linked escrow account at Banco Bradesco S.A. managed by the debentures’ fiduciary agent, and upon NS2’s request (provided it is not in breach of any of the terms of the debenture deed) the fiduciary agent is required to release the balance of the linked escrow account that exceeds 50% of the outstanding balance under the debentures at the time of any such request.

The debenture deed requires NS2 to maintain a ratio of financial indebtedness (defined as the balance of loans and financings) to credit card accounts receivable not greater than 3.00, to be calculated every six months. As of December 31, 2017, NS2 was in compliance with this covenant with a ratio of 2.5. The debenture deed also provides for certain customary covenants that limit NS2’s ability to, among other things, (1) undertake transactions that deviate from the corporate purpose set forth in its by-laws and (2) distribute dividends and pay interest on equity if NS2 is in breach of any of the terms of the debenture deed. It further includes customary events of default provisions, such as NS2’s failure to perform or observe certain terms, covenants or other agreements referred to in the debenture deed, and certain corporate restructurings that result in a change of its control.

Working Capital Financing

In August 2014, NS2 entered into a working capital agreement with Banco do Brasil S.A. for an aggregate principal amount of R$200.0 million. Principal and interest on the loan are payable on a monthly basis. This loan is secured by the fiduciary assignment (cessão fiduciária) of R$20.0 million in financial assets (NS2’s investment in a mutual fund managed by Banco do Brasil S.A.) and a portion of NS2’s existing and future credit card account receivables, limited to a percentage of the outstanding balance of the loan. This agreement was amended in August 2016 to, among other things, (1) extend the maturity of the outstanding balance to August 2020, (2) change the interest rate applicable for the period from August 2016 to August 2020 to 138.5% of the CDI rate, (3) and include one of our founders, Marcio Kumruian, as a guarantor. This agreement also requires NS2 to comply with the following financial covenants: (1) maintain a shareholder’s equity greater than zero, and (2) maintain a ratio of financial indebtedness to credit card receivables not greater than 3.00, as calculated every six months. As of December 31, 2017, NS2 was in compliance with these covenants with a ratio of 2.5.

In September 2016, NS2 entered into a working capital facility agreement with Banco Bradesco S.A. for an aggregate principal amount of R$60.0 million with an interest rate equal to 100% of the CDI rate plus 3.65% per year. Principal and interest on the loan are payable on a monthly basis, with maturity in September 2020. This loan is secured by the fiduciary assignment (cessão fiduciária) of NS2’s Visa and American Express credit card account receivables deposited from time to time into an escrow account with the lender, limited to 25% of the outstanding balance of the loan.

In July 03, 2017, we entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (a public institution linked to the Brazilian Ministry of Science and Technology), in the amount of R$79.7 million. The funds from this financing will be part of a financing package aimed at supporting our strategic plan in innovation. This financing agreement has a grace period of 24 months, starting from its execution date. This agreement is payable in 85 installments, with the first one falling due on July 15, 2019 and the last due on July 15, 2026. The first tranche of R$25.8 million was disbursed to us in October 2017. Under the terms of this agreement, we agreed to provide FINEP with a bank guarantee as collateral.

Capital Expenditures

See “Item 5. B. Liquidity and Capital Resources—Consolidated Cash Flows—Investing Activities.”

C.	Research and Development, Patents and Licenses

Our research and development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on technology to personalize the shopping experience of our customers, and to set up our marketplace. In the years ended December 31 2015, 2016 and 2017, we spent R$24.6 million, R$36.6 million and R$49.3 million respectively, on software development.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, except for operating lease obligations as described below, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2017.

	Payments due by period
	Total		Less than 1 year		1-3 Years		3-5 Years		More than 5 years
		(In thousands of R$)
Long-term debt obligations(1)	R$	285,971	R$	114,356	R$	175,141	R$	9,634	R$	10,558
Operating lease obligations(1)		203,514		31,409		54,404		47,080		70,621

Total	R$	489,485	R$	145,765	R$	229,545	R$	56,714	R$	81,179

(1)	Includes current portion of long-term debt. Also includes estimated interest payments of R$23.7 million, of which R$7.8 million and R$15.9 million are due in less than one year and one to five years, respectively. Estimated interest payments were calculated based on the interest rate indexes of our floating interest rate indebtedness in effect as of December 31, 2017.
(2)	Operating lease obligations primarily include non-cancellable lease commitments for our offices and distribution centers.

G.	Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The following table provides information regarding our directors:

Name	Age	Position/Title	Directors’ Class	Current Term Expires
Marcio Kumruian	45	Director, Chairman and Chief Executive Officer	Class I	Shareholders meeting to be held in 2018
Frederico Brito e Abreu	39	Director Nominee	Class II	Shareholders meeting to be held in 2019
Ricardo Knoepfelmacher	52	Director Nominee	Class II	Shareholders meeting to be held in 2019
Nilesh Lakhani	58	Director	Class III	Shareholders meeting to be held in 2020

Below is a summary of the professional experience and areas of activity of our current board members.

Marcio Kumruian. Mr. Kumruian is our co-founder. He has been the chairman of our board of directors and chief executive officer since 2000 and since 2017 is a member of our nominating and corporate governance committee and of our compensation committee. Mr. Kumruian is responsible for leading Netshoes into becoming a leading sports and lifestyle online consumer platform in Latin America. Mr. Kumruian also served on the boards of directors of Modnet until August 2016, and Netfarma until January 2016. Mr. Kumruian holds a degree in Economics from Mackenzie University. In 2013, Mr. Kumruian was awarded Entrepreneur of the year in the category of Technology by IstoÉ Dinheiro, a leading Brazilian business and economic magazine. In March 2017, Mr. Kumruian was named a finalist in the master category for the Entrepreneur of the Year award by Ernst & Young Terco.

Frederico Brito e Abreu. Mr. Brito e Abreu has been a member of our board of directors and a member of our audit committee since April 2017. From 2010 to 2017, Mr. Brito e Abreu served as chief financial officer of Kroton Educacional S.A. (BM&FBovespa: KROT3), where he was responsible for planning and control, treasury, tax, accounting, credit, collections, IT, compliance, procurement and legal, and also headed its M&A department. Prior to joining Kroton Educacional S.A., Mr. Brito e Abreu served as a director of the private equity firm Advent International (from 2007 to 2010) and as a manager of McKinsey & Company in São Paulo, New York and Lisbon (from 2001 to 2007). Mr. Brito e Abreu was the recipient of the Best CFO award in the education sector in Latin America every year from 2013 to 2017, awarded by Institutional Investor Magazine, and received the 2016 CFO Award in Latin America by Finance Monthly. Mr. Brito e Abreu holds a degree in business administration from the Catholic University of Portugal in Lisbon and an MBA from INSEAD.

Ricardo Knoepfelmacher. Mr. Knoepfelmacher has been a member of our board of directors since April 2017 and is also currently a member our audit committee. Mr. Knoepfelmacher is the founder of RK Partners, an advisory firm focused on financial and operational restructuring and corporate turnarounds, and is currently the Managing Partner of the firm. Mr. Knoepfelmacher has also been on the board of directors of NII Holdings, Inc. (Nextel) since 2013, Vicunha Têxtil S.A. since 2013 and Iguá Saneamento S.A. since 2017. Prior to founding RK Partners, Mr. Knoepfelmacher led several corporate restructurings, which included Brasil Ferrovias S.A. (railway operator in Brazil), EBX Group (OGX, OSX and MMX), PDG, UTC, Rossi Residencial, Bombril, Galvão Engenharia, Paranapanema, Usina Caeté and Property Brasil, among others. Previously, Mr. Knoepfelmacher was the Chief Executive Officer of Brasil Telecom S.A. from 2005 to 2009, Chief Executive Officer of Pegasus Telecom S.A. from 2000 to 2002, and Chief Executive Officer of Bicicletas Caloi from 1997 to 1999. Mr. Knoepfelmacher also worked at Citibank and McKinsey & Company before launching his own company, MGDK & Associados, a restructuring and consulting firm later sold to the Monitor Group, currently owned by Deloitte. Mr. Knoepfelmacher holds a master’s degree in international management from the Thunderbird School of Global Management and a bachelor degree in economics from Universidade de Brasília.

Nilesh Lakhani. Mr. Lakhani has been a member of our board of directors since April 2013 and is also currently the chairman of our audit committee. Mr. Lakhani has over 25 years of experience working with international companies. He has been an independent director on the board of Despegar.com, Inc. (NYSE: DESP) since 2012 and has been an operating partner at Lumia Capital LLC, an emerging markets focused technology venture fund since 2015. He has held key executive positions with growth companies in the technology, media and financial services industries. From 2013 to 2014, Mr. Lakhani was a member of the board and of the audit committee of QIWI, which is a Nasdaq-listed company. From 2010 to 2012, he was the chief financial officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the chief financial officer of Yandex N.V. (Nasdaq: YNDX). He also served as chief financial officer of CTC Media, Inc. from 2004 to 2007, which he led to a successful IPO in 2006. Prior to that, Mr. Lakhani was the chief financial officer of Pogo.com, and was vice president of Global Operations at Electronic Arts Inc. after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a degree in economics from the University of Manchester and an MBA in finance from the University of San Francisco. Mr. Lakhani is an independent director.

Executive Officers

The following presents summary biographical information of our executive officers:

Name	Age	Position/Title
Marcio Kumruian	45	Director, Chairman and Chief Executive Officer
Alexandre Augusto Olivieri	47	Chief Financial Officer
Graciela Kumruian Tanaka	41	Chief Operating Officer
André Luiz Shinohara	44	Chief Sales and Marketing Officer
Gabriela Garcia	40	Chief Business Transformation Officer

The following is a summary of the professional experience and areas of activity of our current executive officers.

Marcio Kumruian. Mr. Kumruian is our co-founder and he has been the chairman of our board of directors and chief executive officer since 2000. For biographical information regarding Mr. Kumruian, see “—Board of Directors.”

Alexandre Augusto Olivieri. Mr. Olivieri has been our chief financial officer since February 2018. Prior to joining us, Mr. Olivieri served as chief financial officer at Grupo São Francisco (from 2017 to 2018), a healthcare Brazilian company with over R$1.3 billion in revenues. Previously, he served as chief financial officer at Fastshop (2015), as chief financial officer for GP Investment’s invested companies Hypermarcas and ELOG Logística (from 2009 to 2013), as marketing, controlling and supply chain director at Braskem (from 2006 to 2009), as strategic planning director at Coca-Cola FEMSA (from 2003 to 2006), and as senior associate at McKinsey & Co (from 1996 to 2003). Currently Mr. Olivieri also serves as a board member at DalBen Homecare & Seniorcare. Mr. Olivieri holds an industrial engineering degree from the University of São Paulo (Universidade de São Paulo), a post-graduate degree in finance from Fundação Getúlio Vargas and an MBA from Bocconi School of Management.

Graciela Kumruian Tanaka. Ms. Tanaka joined us in 2008 and has been our acting chief operating officer since 2012. In 2008, she set up our entire technology department and became responsible for the management and internal development of all of our core systems. In 2012, Ms. Tanaka assumed her current position as our chief operating officer and, with her technology background and expertise, we were able to implement pioneering projects in our logistics and customer relationship departments. Ms. Tanaka also managed important and innovative projects throughout her career. For instance, from 2005 to 2008, she worked as IT director at the Federal Regional Court of the 3rd Region (Tribunal Regional Federal da 3a Região), where she was responsible for the implementation of systems designed to streamline processes in the judicial system, and while at Diebold from 1999 to 2005, she participated in the set-up of electronic voting systems in two general elections in Brazil. Ms. Tanaka holds a degree in computer science from Saint Judas Tadeu University (Universidade São Judas Tadeu).

André Luiz Shinohara. Mr. Shinohara has been our chief sales and marketing officer since March 2017. Mr. Shinohara has more than 15 years of experience in the retail and eCommerce business sectors. From September 2013 to January 2017, Mr. Shinohara served as a vice president of Máquina de Vendas and, from June 2012 to July 2013, he was the vice president of Fast Shop S.A. From 2009 to 2012, Mr. Shinohara served as country manager of Privalia in Brazil, and from 2007 to 2009 he accumulated experience in the electronics industry working as a commercial director for Royal Philips Electronics. From 2000 to 2007, Mr. Shinohara served as commercial and marketing director of Submarino S.A. Mr. Shinohara holds a degree in civil engineering from Universidade de São Paulo and an MBA from Insper São Paulo.

Gabriela Garcia. Ms. Garcia has been our chief business transformation officer since October 2017. Prior to joining us, Ms. Garcia served as strategy and M&A advisor for private equity firms, such as Baraúna Investimentos, Cambuhy Investimentos and Península Participações. Ms. Garcia spent over 12 years at Hypermarcas, where she started as a manager in 2003, serving as an executive director with cross functional responsibilities in key areas across the organization, such as people management, marketing, financial planning and project management. Additionally she was the leader of M&A and integration teams for over 20 M&A transactions, being part of the executive committee, board member of controlled companies and leading Hypermarcas’ board of directors meetings. Prior to joining Hypermarcas, Ms. Garcia served as a consultant at McKinsey & Company, from 2001 to 2003. She also serves as an independent board member of CINESYSTEM. Ms. Garcia holds a degree in industrial engineering from Universidade of São Paulo (USP) and an MBA from the Harvard Business School.

Our executive officers are elected and serve at the discretion of our board of directors.

Family Relationships

Marcio Kumruian, the chairman of our board of directors and chief executive officer and Graciela Kumruian Tanaka, our chief operating officer, are siblings.

B.	Compensation of Directors and Officers

For the years ended December 31, 2015, 2016 and 2017, the aggregate compensation to the members of our board of directors and officers amounted to R$9.2 million, R$9.5 million and R$19.7 million (US$6.0 million). We made compensation payments to our officers through our subsidiaries. Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. We did not pay any other cash compensation or benefits in kind to our directors in 2015, 2016 and 2017. The compensation to our officers includes comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage. Some variations may exist with regard to company car benefits and levels of health insurance coverage. For information regarding purchase rights or share options granted to our current officers and directors, see “—2012 Share Plan.” The agreements we have with our directors do not provide for any benefits to them in the event of termination of their relationship with us.

2012 Share Plan

On April 16, 2012, we established our 2012 Share Plan, or Share Plan, which provides for (1) the direct grant or sale of common shares and (2) the grant of options to purchase common shares to persons we select. We have not directly granted common shares under the Share Plan. Options granted under the Share Plan may be an incentive stock option, or ISO, as described in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or an option that does not qualify as an incentive stock option as described in Section 422(b) or 423(b) of the Code, or Nonstatutory Options, and, together with the ISO, Options. Each share option agreement must specify whether the Option is an ISO or a Nonstatutory Option. The Share Plan was set up for the following purposes: (1) attracting, retaining and motivating its beneficiaries; (2) adding value to shareholders; and (3) encouraging an entrepreneurial mindset among our employees.

Eligibility. Pursuant to our Share Plan, only our employees, members of our board of directors who are not employees, persons who qualify as consultants under Rule 701(c)(1) of the Securities Act, or such equivalent persons of our controlling shareholders or subsidiaries are eligible to be (1) awarded with the sale of our common shares or (2) granted Nonstatutory Options. Furthermore, only our employees, or the employees of our controlling shareholders or subsidiaries are eligible to be granted ISOs. However, a person who owns more than 10% of the total combined voting power of all classes of our outstanding shares, our controlling shareholders, or any of our subsidiaries is ineligible to be granted ISOs unless (1) the exercise price is at least 110% of the fair market value of our common shares on the date of grant and (2) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

Shares Subject to the Share Plan. Our Share Plan is currently limited to the issuance of 631,470 of our common shares. Common shares that have been previously issued under the Share Plan and reacquired by us, outstanding options or other rights that for any reason expired or have been canceled are added back to the number of shares available under the Share Plan. Furthermore, in the event that common shares that otherwise would have been issuable under the Share Plan have been withheld by us in payment of the purchase price, exercise price or withholding taxes, such common shares remain available for issuance under the Share Plan. As of December 31, 2017, 500,041 shares were available for issuance under the Share Plan, all of which have been registered with the SEC under a Form S-8.

Vesting Schedule for Purchase Rights and Options. In general, our board of directors determines the vesting schedule for each share purchase award or Option under a notice of share option grant. Awards granted under our Share Plan are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months thereafter.

Terms and Conditions for the Award of Purchase Rights or Options. Any right to purchase shares under the Share Plan (other than an Option) expires automatically if not exercised by the purchaser within 30 days (or such other period as may be specified in the agreement) from the grant of such right. The right to purchase shares under the Share Plan is not transferable and may be exercised only by the purchaser to whom such right was granted. An Option to purchase shares under the Share Plan is not transferable and may be exercised only by the optionee to whom such right was granted, except by means of:

•	a beneficiary designation;

•	a will;

•	the laws applicable of descent and distribution; or

•	if the applicable award agreement so provides in the case of Nonstatutory Options, which will then be transferable only as gifts or domestic relations orders to the optionee’s family members.

In addition, an ISO may be exercised during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative. An Option must comply with the conditions set forth under certain applicable regulations under the Exchange Act, which provides for certain transferability restrictions that shall apply to an Option and, prior to exercise, to the Shares to be issued upon exercise of such Option, including restrictions as to any pledge, mortgage or other transfer by the optionee during certain periods.

Pursuant to our Share Plan, our board of directors is required to determine the purchase price of our common shares to be offered under the Share Plan at its sole discretion. Our board of directors shall also determine the exercise price of each Option to be issued under the Share Plan, provided that the exercise price of an Option shall not be less than 100% of the fair market value of a share on the date of grant unless the optionee is not a U.S. taxpayer, in which case the exercise price may be less than 100% of the fair market value of a common share on the date of grant.

In addition, our board of directors is responsible for determining, at its sole discretion, the exercisability provisions of each share Option agreement, as well as Option expiration dates, provided that each term shall not exceed 10 years from the date of grant. If an optionee’s service terminates for any reason other than the optionee’s death, then the optionee’s Options shall expire pursuant to the terms provided in the Share Plan, in which case he will be entitled to exercise all or part of his Options prior to such expiration, provided that such Options had become exercisable before the termination event (or as a result thereto). In the event of an optionee’s death, Options will generally expire on the earlier of (a) the Option’s expiration date and (b) 12 months after the optionee’s death (or such later date as our board of directors may determine, but in no event earlier than six months after the optionee’s death).

An optionee does not have rights as a shareholder with respect to any shares covered by the optionee’s Option until such person (1) becomes entitled to receive such shares by filing a notice of exercise and paying the exercise price and (2) is entered in the Register of our shareholders.

Payment of the Purchase Price or the Exercise Price. The purchase price of our common shares or the exercise price to acquire our common shares upon the exercise of an Option issued under the Share Plan may be paid in various forms, including cash or cash equivalents, services rendered to us, to our controlling shareholder or a subsidiary, promissory notes, other common shares, or (to the extent that the applicable award agreement so provides) any other form permitted by the laws of the Cayman Islands.

Adjustment of Shares. The common shares available for direct granting or sale under the Share Plan, as well as the number of shares covered by each outstanding Option and any unexercised right to purchase shares that has not yet expired and the respective exercise price under each outstanding Option and purchase prices applicable to any unexercised share purchase right, are subject to proportional adjustments in the event of certain corporate changes such as subdivision of our outstanding common shares, a bonus issue of our common shares, combination or consolidation of our common shares into a lesser number of common shares, spin-off, among other changes.

Our Right of Repurchase, of First Refusal and Transfer Restrictions. Shares issued under the Share Plan are subject to such rights of repurchase, rights of first refusal, other transfer restrictions and other terms and conditions set forth by our board of directors under the applicable award agreements. We only have a right of first refusal until we become a public company and after that date, the holders of the shares can trade them in the market. We also hold a right to repurchase our common shares exercised according to the Share Plan by certain holders of our common shares.

Miscellaneous. In relation to tax matters, unless otherwise expressly set forth in the applicable award agreement, awards granted under the Share Plan are intended to be exempt from Code Section 409A. Our Share Plan will terminate automatically 10 years from the later of (1) the date when the board of directors adopted the Share Plan (which was on April 16, 2012) or (2) the date when the board of directors approved the most recent increase in the number of common shares reserved under the Share Plan (which was on April 4, 2014). The Share Plan may also be terminated on any earlier date at any time for any reason by our board of directors. Our board of directors may also amend the plan, provided that any material amendment requires the approval of our shareholders. Our Share Plan is governed by the laws of the Cayman Islands.

The following table summarizes the options we granted to our current directors and executive officers under the Share Plan.

Name	Number of Common Shares Underlying Options	Exercise Price (US$/ Share)	Grant Date	Commencement Vesting Date	Final Expiration Date
Marcio Kumruian	60,000*	8.10	March 29, 2017	March 29, 2017	March 29, 2027
Nilesh Lakhani	12,453*	44.95	August 14, 2014	April 1, 2013	August 13, 2024
Graciela Kumruian Tanaka(1)	77,460*	8.10	May 30, 2012/ April 24, 2014/ March 29, 2017	February 10, 2010/ February 1, 2014	May 29, 2022/ April 23, 2024/ March 29, 2027
Alexandre Augusto Olivieri	60,000*	8.10	March 22, 2018	March 1, 2018	March 21, 2028
André Luiz Shinohara	30,000*	8.10	March 22, 2018	April 1, 2017	March 21, 2028

(1)	Ms. Graciela Kumruain Tanaka has exercised 17,679 share options to date.
*	The common shares that the person has the right to acquire represent less than 1% of our outstanding common shares.

C.	Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Election and Terms of Directors

Our Articles of Association provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary shareholders’ resolution, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at a meeting. Upon being elected, each director is appointed to a term of three years to succeed the directors of the class whose terms expire at such annual general meeting. See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Description of Share Capital—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an audit committee, a nominating and corporate governance committee and a compensation committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our Audit Committee currently consists of Nilesh Lakhani, Frederico Brito e Abreu and Ricardo Knoepfelmacher. Nilesh Lakhani satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Nilesh Lakhani, Frederico Brito e Abreu and Ricardo Knoepfelmacher meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor in the committee’s discretion;

•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;

•	reviewing and discussing the annual audited financial statements with management, internal audit team (or third-service provider performing this function) and the independent auditor, as well as quarterly unaudited financial statements;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	overseeing our disclosure controls and procedures and internal control over financial reporting;

•	assessing and monitoring our risk exposures, as well as the policies and guidelines with respect to risk management;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	analyzing our related-party transactions based on our policy for these transactions;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	any other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	periodically meeting with management, internal audit team (or third-service provider performing this function) and the independent auditors, separately; and

•	reporting regularly to the full board of directors.

The written charter for our audit committee is available on our website. Information contained on our website shall not constitute, or be deemed incorporated as, a part of this annual report.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Marcio Kumruian and we expect to add new members to this committee in the near future. The nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

•	reviewing annually with our board of directors the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising our board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken.

The written charter for our nominating and corporate governance committee is available on our website. Information contained on our website shall not constitute, or be deemed incorporated as, a part of this annual report.

Compensation Committee

Our compensation committee currently consists of Marcio Kumruian and we expect to add new members to this committee in the near future. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

Our compensation committee will be responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	making recommendations to the board of directors as to the policies and procedures pertaining to attraction, retention, training and development of key personnel for us;

•	reviewing and recommending to the board of directors corporate goals and objectives relevant our and our subsidiaries senior management and other executive officer’s compensation, including annual performance objectives;

•	reviewing and recommending senior management employment agreements with us and our subsidiaries;

•	reviewing and monitoring our incentive-compensation plans and equity-based plans; and

•	any other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

The written charter for our compensation committee is available on our website. Information contained on our website shall not constitute, or be deemed incorporated as, a part of this annual report.

D.	Employees

We have built our culture to be relentlessly focused on delivering a best-in-class customer experience, to make data-driven decisions and to collaborate across our organization in pursuit of our mission to be the leading online consumer platform in Latin America. We pride ourselves on our ability to attract engaged employees who in turn deliver outstanding customer service. We have instated programs such as “Birthdays Off,” flexible working hours and “Bermuda Everyday” in order to foster a “tech” culture in our workforce. Furthermore, we have redesigned our offices to deliver to our employees a modern and comfortable environment with a sports court, game room, food trucks, a TV room and other common areas to continue to integrate our team.

We are proud of our employees and believe our team is one of our most important assets. As of December 31, 2017, we had 2,728 employees including 2,455 in Brazil, 172 in Argentina and 101 in Mexico. We had a total of 963 employees in our distribution centers, 577 customer service representatives, 268 employees in information technology, 154 employees in risk management and 134 employees in marketing. We believe that having most of our employees in-house enables us to foster a better customer experience-focused culture. We had a total of 2,405, 2,687 and 2,728 employees as of December 31, 2015, 2016 and 2017, respectively.

We hire temporary employees to handle fluctuations in activity experienced throughout the year. In particular, we hire additional temporary workers during the fourth quarter of each year due to the significant increase in sales volume typically experienced in this period. During the fourth quarter of 2016 and 2017, we contracted 711 and 815 temporary workers, respectively, to handle the increased Black November and the subsequent holiday selling season demand. Temporary employees primarily work at our distribution centers and in our customer service. In the first three quarters of the year, we generally do not use temporary workers.

We are a leading equal opportunity employer, hiring in the region with women representing approximately 51% of our employee base. We believe that we offer our employees competitive compensation packages and a differentiated culture, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable management team. We generally enter into standard employment contracts with our employees. Our employees in are represented by five labor unions in Brazil, two in Argentina and one in Mexico. We believe that we have a good working relationship with our employees and their labor unions, and we have not experienced any significant labor disputes.

Our management team’s clear sense of mission, long-term focus and commitment to the values that define our culture, combined with our practice of fostering responsible autonomy and maintaining a startup mindset among our employees, have been fundamental to our successful track record. In addition, our leadership team has been remarkably stable and has created and developed leading new businesses organically, including Zattini.

These factors combined have given us the honor of being named amongst the best companies to work for in Brazil for six consecutive years since 2011 and placing first in the eCommerce category in 2015 according to “Revista Você S/A,” a leading business-focused magazine in Brazil. We were also ranked by Great Place to Work as one of the best Companies to work for in Brazil in 2017. Furthermore, “Revista Apertura,” a leading Argentine general news magazine, recognized us as one of the best companies to work for in Argentina in 2015, 2016 and 2017.

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—2012 Share Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of March 27, 2018 by:

•	each person known to us who owns beneficially more than 5% of our common shares;

•	each person who is a member of our board of directors and each of our executive officers; and

•	all of the persons who are members of our board of directors and all of our executive officers, as a single group.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table below possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder in the table.

Percentage of beneficial ownership is based on 31,056,244 common shares outstanding as of the date of this annual report on Form 20-F. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All of our shareholders hold common shares with identical voting rights, preferences and privileges.

	Common Shares Beneficially Owned
Name	Number	Percentage
Founders:
Marcio Kumruian(1)	3,785,109	12.2%
HCFT Holdings, LLC(2)	2,120,129	6.8%
Other Investors:
Tiger Global Investors(3)	8,865,903	28.5%
GIC Private Limited(4)	2,586,685	8.3%
Temasek Holdings (Private) Limited.(5)	2,071,127	6.7%
Riverwood Capital Partners(6)	1,928,900	6.2%
Other Directors and Executive Officers:
Frederico Brito e Abreu(7)	12,640	0.0%
Graciela Kumruian Tanaka(8)	95,742	0.3%
Gabriela Garcia(9)	10,280	0.0%
Total	21,476,515	69.2%

(1)	Based on an statement on Schedule 13G filed on February 9, 2017 jointly by CDK Net Fund IC and Marcio Kumruian, Mr. Marcio Kumruian, the chairman of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in CDK Net Fund IC, an investment condominium incorporated under the laws of the Commonwealth of the Bahamas for his benefit and Camelback Overseas Corp., a company incorporated in the British Virgin Islands owned by Mr. Kumruian and his wife. The business address for Mr. Marcio Kumruian is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 15,000 shares Mr. Kumruian has the right to acquire within 60 days of this annual report through the exercise of options granted to him under our Share Plan.
(2)	Based on an statement on Schedule 13G filed on February 14, 2017 by HCFT Holdings, LLC. Mr. Hagop Chabab indirectly holds common shares in the company through HCFT Holdings, LLC, a trust created for his benefit. Mr. Hagop Chabab’s/ HCFT Holdings, LLC business address is 500 Stanton Christiana Road, Newark, DE 19713.
(3)	Based on an statement on Schedule 13G filed on February 14, 2017 jointly by Tiger Global Management, LLC, Tiger Global Private Investment Partners V, L.P, Tiger Global Private Investment Partners VI, L.P, Charles P. Coleman III, Lee Fixel, Scoot Shleifer, and other entities deemed as beneficially owned by Charles P. Coleman III, Lee Fixel, Scoot Shleifer. Charles P. Coleman III, Lee Fixel and Scott Shleifer have business address at 9 West 57th Street, 35th Floor, New York, NY 10019.
(4)	Based on an statement on Schedule 13G filed on February 9, 2017 jointly by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC. The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912. The business address for Archy LLC is One Bush Street, Suite 1100, San Francisco, CA, 94104, USA.
(5)	Based on an statement on Schedule 13G filed on February 12, 2017 jointly by Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd., Seletar Fund Investments Pte Ltd. and Clemenceau Investments Pte Ltd. Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd., Seletar Fund Investments Pte Ltd business address is 60B Orchard Road, #06-18, Tower 2, the Atrium@Orchard, Singapore 238891 and Clemenceau Investments Pte Ltd business address is at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. Clemenceau Investments Pte Ltd is a direct wholly-owned subsidiary of Seletar Fund Investments Pte Ltd, or Seletar, which in turn is a direct wholly-owned subsidiary of Fullerton Fund Investments Pte Ltd, or Fullerton, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. By virtue of Clemenceau’s direct ownership of common shares, and Temasek’s, Fullerton’s and Seletar’s indirect ownership of 100% of Clemenceau, Temasek, Fullerton and Seletar may be deemed to beneficially own the common shares held by Clemenceau.
(6)	Based on an statement on Schedule 13G filed on February 14, 2017 jointly by Riverwood Capital GP II, L.P., or Riverwood GP, Riverwood Capital II L.P., or Riverwood LP, Riverwood Capital Partners II L.P., or RCP, and Riverwood Capital Partners II (Parallel – B) L.P, or RCP Parallel – B. The entities referred to above have business address at 70 Willow Road, Suite 100, Menlo Park, California, USA 94025. Riverwood LP is the sole general partner of each of RCP and RCP Parallel-B. Riverwood GP is the sole general partner of Riverwood LP. The shareholders of Riverwood GP, acting by majority vote, have the power to vote or to direct the vote of, and the members of the investment committee of Riverwood GP, acting by majority vote, have the power to dispose or to direct the disposition of, the Shares that are beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all Shares beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B for the purposes of Sections 13(d) and 13(g).
(7)	The business address for Mr. Frederico Brito e Abreu is Rua Miranhas 16, house 4, Vila Madalena, CEP 05434-040, São Paulo, SP, Brazil.
(8)	Ms. Graciela Kumruian Tanaka’s address is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 59,781 shares Ms. Tanaka has the right to acquire within 60 days of this annual report through the exercise of options granted to her under our Share Plan.
(9)	The business address for Ms. Grabriela Garcia is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil and the Rest of Latin America—Our largest shareholders and their affiliates, in the aggregate, own 68.8% of our outstanding common shares and, to the extent they act together, will control all matters requiring shareholder approval. This concentration of ownership limits your ability to influence corporate matters.”

Shareholders’ Agreement

On March 20, 2015, (1) we; (2) Marcio Kumruian, HCFT Holdings, LLC and Hagop Chabab, or the Founders; (3) Tiger Global Private Investment Partners V, L.P. and Tiger Global Private Investment Partners VI, L.P., together Tiger Global; (3) Metal Monkey Trust; (4) Scott Shleifer 2011 Descendants’ Trust; (5) The Feroz Dewan 2010 GRAT IX; (6) Clemenceau Investments Pte Ltd., or Clemenceau; (7) Archy LLC, (8) Riverwood Capital Partners (and, jointly with Tiger Global, Clemenceau, and Archy LLC, the Major Investors); (9) Kaszek Ventures I, L.P., Kaszek Ventures I-A, L.P., Kaszek Ventures I-B L.P. and Kaszek Ventures I-C, L.P., together, Kaszek Investors, (10) Dialvest Ltd., (11) ICQ Investments V LP and ICQ Investments 16, LP, together, ICQ, and (12) International Finance Corporation, or IFC, and, jointly with the Major Investors, collectively referred to as the Investors; entered into the Fourth Amended and Restated Shareholders’ Agreement, or the Shareholders’ Agreement. On February 15, 2017, Marcio Kumruian transferred all of our common shares held by him to CDK Net Limited (an entity converted into an investment condominium incorporated under the laws of the Commonwealth of the Bahamas with the name CDK Net Fund IC on February 20, 2017), which then became a party and bound by the provisions of the Shareholders’ Agreement. On February 15, 2017, Dialvest Ltd. transferred all of our common shares held by it to Nicolas Szekasy, who then became a party and bound by the provisions of the Shareholders Agreement. On March 29, 2017, our shareholders agreed to amend and restate our Shareholders’ Agreement upon the completion of our initial public offering.

Our Shareholders’ Agreement terminated upon completion of this offering, except for provisions relating to registration rights, non-compete and non-hire/non-solicitation of the Founders (including the related liquidated damages) and other miscellaneous provisions.

The Shareholders’ Agreement governs the rights of the Founders and the Investors as our shareholders, including with respect to registration rights related to our common shares, the right to inspect and to receive information from us, the right to participate in our future equity offerings, as well as other matters such as restrictions in connection with the transfer of our common shares, voting rights and certain other specific covenants imposed on the Founders.

Registration Rights

The Shareholders’ Agreement provides certain registration rights to certain shareholders, including the right of the Investors and the Founders to request that we, at any time after six months from the effective date of a qualified public offering in the United States, file a registration statement under the Securities Act covering the registration of certain securities with an anticipated aggregate offering price of at least US$5.0 million. The Shareholders’ Agreement also grants registration rights in the event we propose to register any of our equity securities under the Securities Act. Additionally, Investors and the Founders may require us to register their common shares on Form F-3 and comply with any other requirements in order to permit or facilitate the sale and distribution of their common shares.

These registration rights described above are subject to certain other terms, limitations and exceptions further detailed in the Shareholders’ Agreement.

Non-Compete; Non-Hire and Non-Solicitation

The Founders are precluded from participating, directly or indirectly in any type of eCommerce business or sporting goods retail business in Latin America, or the Company Business, provided, however, that any such Founder will be allowed to own, directly or indirectly, shares, quotas, rights or financial interest in a company, venture, association or other entity engaged in the Company Business to the extent the Founder is not deemed an affiliate, as defined under the shareholders agreement, by reason of such ownership or otherwise. This prohibition remains valid as long as the Founders continue to render services to the Company related to the management of its day-to-day business and affairs, and for a two-year period following the rendering of those services. To this effect, each of the Founders will not do any of the following, directly or indirectly, including through any affiliates or immediate family members (i.e., parents, children and spouses), during such time: (1) operate, develop, exploit, invest, engage or pursue any business engaged in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof, or operate, offer or sell products or services for any business engaged in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof; (2) promote or assist, financially or otherwise, any person, firm, association, corporation or other entity directly or indirectly involved, in whole or in part, in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof; and (3) perform consulting or related services directed to or related to the eCommerce Business, sporting goods retail business in Latin America or any portion thereof.

The Founders have agreed not to (1) hire, induce or try to induce any employee or person connected with us or any of our subsidiaries to leave his or her employment or fail to render services to us or our subsidiaries; and (2) not to induce or try to induce any of our and our subsidiaries’ suppliers and/or clients to cease or reduce their business with us and our subsidiaries. This prohibition remains valid as long as the Founders continue to render services to the Company related to the management of its day-to-day business and affairs, and for a two-year period following the rendering of those services.

In the event the Founders violate their non-compete, non-hire or non-solicitation obligations they will be subject to liquidated damages in the amount of R$124.0 million plus any damages effectively incurred as a result of such violation of the Investors.

IFC Policy Agreement

On March 20, 2015, we entered into a policy agreement with the IFC, or IFC Policy Agreement. This agreement governs certain additional rights granted to IFC in its capacity as our shareholder, including with respect to the right to inspect and to receive information from us, and certain other specific covenants imposed on us, as further detailed below. The IFC Policy Agreement terminated upon the completion of our initial public offering, except for the reporting and policy covenants imposed on us.

We have agreed to comply with certain affirmative and negative covenants under the IFC Policy Agreement including, among others, reporting covenants as to (1) certain financial and corporate matters and (2) our compliance with social and environmental guidelines set forth in the IFC Policy Agreement. As of the date of this annual report on Form 20-F, we were in compliance with all these covenants. In addition, pursuant to this agreement, IFC is entitled to (1) visit and inspect our sites and premises, (2) have access to our books and records, and (3) have access to our employees and officers.

B.	Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Officers” and the registration and other rights of certain of the holders of our common shares as described under “ — A. Major Shareholders —Shareholders’ Agreement—Registration Rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Private Equity Placements

March 2015 Investment Round

In March 2015, we sold an aggregate of 333,678 of our common shares (prior to giving effect to the share split effected in connection with our initial public offering completed in April 2017) at a purchase price of US$134.86 per share, for an aggregate purchase price of US$45.0 million. The following table summarizes purchases of our May 2015 investment round by beneficial owners of our outstanding common shares:

Name of shareholder	Number of Purchased Common Shares(1)	Total Purchase Price
Riverwood Capital Partners	185,377	US$	24,999,942.22
IFC	148,301		19,999,872.86

Total	333,678	US$	44,999,815.08

(1)	Not giving effect to the share split effected in connection with our initial public offering.

February 2017 Investment Round

In February 2017, we raised capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million (or R$92.3 million, using the exchange rate on the date of the execution of the convertible note purchase agreement). The following table summarizes the participation in our February 2017 investment round by beneficial owners of our outstanding common shares:

Name of shareholder	Total Purchase Price
Tiger Global	US$	16,054,023.00
Archy LLC		4,522,290.00
Clemenceau		3,736,739.00
Riverwood Capital Partners		3,582,496.00
IFC		904,452.00
CDK Net Fund IC		900,000.00

HCFT Holdings, LLC		300,000.00

Total	US$	30,000,000.00

These convertible notes were converted into our equity upon the completion of our initial public offering in April 2017.

Agreements relating to our Common Shares

Shareholders’ Agreement

On March 20, 2015, (1) we; (2) the Founders; (3) Tiger Global; (4) Clemenceau; (5) Archy LLC; (6) Riverwood Capital Partners, (7) Kaszek Investors; (8) ICQ and (9) IFC entered into a Shareholders Agreement.

The Shareholders’ Agreement governs the rights of the Founders and the Investors as our shareholders, including with respect to registration rights of our common shares, the right to inspect and to receive information from us, the right to participate in our future equity offerings, as well as other matters such as restrictions in connection with the transfer of our common shares, voting rights and certain other specific covenants imposed on the Founders. The Shareholders’ Agreement terminated upon completion of this offering, except for provisions relating to registration rights, non-compete and non-hire/non-solicitation (including the related liquidated damages) and other miscellaneous provisions. See “—Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

IFC Policy Agreement

On March 20, 2015, we entered into the IFC Policy Agreement. This agreement governs certain additional rights granted to IFC in its capacity as our shareholder, including with respect to the right to inspect and to receive information from us, and certain other specific covenants imposed on us. The IFC Policy Agreement terminated upon the completion of our initial public offering, except for the reporting and policy covenants imposed on us See “—Major Shareholders and Related Party Transactions—A. Major Shareholders—IFC Policy Agreement.”

Guarantees provided by Related Parties

One of our Founders, Marcio Kumruian, has personally guaranteed the obligations of our Brazilian subsidiary, NS2, in two financing agreements executed with Banco do Brasil S.A. for an aggregate principal amount of R$266.7 million. For further information, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness—Material Financing Agreements.”

Relationships with our Directors

Marcio Kumruian, the chairman of our board of directors and chief executive officer indirectly holds 12.1% of our common shares through CDK Net Fund IC and Camelback Overseas Corp. See “—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each beneficiary to the full extent permitted by applicable law if a beneficiary becomes or is threatened with becoming a party to or a participant in any proceeding due to the beneficiary’s relationship with us.

In addition, under the terms of these agreements, we have agreed to cover all expenses actually and reasonably incurred by each beneficiary in connection with any proceeding to the extent that such beneficiary has acted in good faith and in a manner he or she reasonably believed to be in or not to opposed our best interests. However, if applicable law so provides, the beneficiaries of these agreements will not be entitled to be indemnified for all expenses actually and reasonably incurred in connection with a proceeding as to which such beneficiary is held liable to us, unless and only to the extent authorized by the court.

Each of these agreements will remain in force while a beneficiary is our officer, a member of our board of directors, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and thereafter if such beneficiary becomes or is threatened to become a party to or a participant in any proceeding due to such beneficiary’s relationship with us.

Review, Approval or Ratification of Transactions with Related Parties

The audit committee of our board of directors is currently responsible for analyzing all related party transactions, and will submit them for approval by the disinterested members of our board of directors in accordance with our related party transaction policy. All related party transactions will be made or entered into on terms that are no less favorable than those that can be obtained from unaffiliated third parties. Our Articles of Association and our code of ethics requires that all of our management and employees inform us of any transaction or relationship that comes to their attention that creates or could reasonably be expected to create a conflict of interest.

Share Option Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Officers—2012 Share Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Exhibits.

Legal and Administrative Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are engaged in several legal proceedings, including civil, labor, tax and social security and other proceedings, for which we have established provisions in an aggregate amount of R$12.5 million and have made judicial deposits in an aggregate amount of R$106.9 million, as of December 31, 2017.

We record a provision in our balance sheet for losses arising from litigation based on an evaluation of the likelihood of loss by our external and internal legal counsel, the progress of related proceedings, the history of losses in similar cases and the individual analysis of each contingency. We record provisions for contingencies based on probable loss or when so required under accounting rules.

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Civil Matters

As of December 31, 2017, we were party to approximately 913 judicial and administrative proceedings of a civil nature for which we recorded a provision of approximately R$1.0 million. The civil claims to which we are a party generally relate to consumer claims, including those related to delays in delivery and product returns, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Matters

As of December 31, 2017, we were party to 149 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.8 million. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2017, we were involved in 62 judicial and administrative tax and social security proceedings for which we recorded a provision of R$10.6 million, each as a plaintiff. In our most significant tax proceeding, we are party to a judicial proceeding in which we have challenged the Brazilian federal tax authority’s interpretation that the calculation basis for PIS and COFINS taxes over the products we sell should also consider the ICMS tax rate levied upon such products. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, our lawyers changed their assessment as to the chance of losing this legal dispute from possible at December 31, 2016 to remote at December 31, 2017, and we have not recorded any such provision for this litigation accordingly. Since August of 2017, the Brazilian tax authority has ceased to require us to make judicial deposit of the PIS/COFINS arguably due while we disputed the tax authorities interpretation. As of December 31, 2017, we had judicial deposits in an aggregate amount of R$106.9 million, of which R$94.9 million is relates to such proceeding and we are currently waiting for the court to define which procedures are necessary to refund us with such judicial deposit.

Also, in September 2017, we received a tax assessment amounting to R$89.0 million from the Brazilian federal tax authorities, asserting that we had unduly used PIS and COFINS tax credits related to marketing and information technology services, effectively reducing our PIS and COFINS calculation basis. Based on the assessment of our counsel, we have classified the risk of loss as possible and therefore, no provision has been recognized in relation to this claim. If Brazilian courts ultimately decide against us on these judicial proceedings, we may have to take unanticipated provisions and charges, which could have a negative impact on our financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.”

Dividends and Dividend Policy

Since our inception, we have not declared or paid any dividends on our common shares, and we have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Common Shares—It is unlikely that we will declare any dividends on our common shares.”

We may make any future determination to pay dividends based on an ordinary shareholder resolution, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors recommends a dividend payment, the form, frequency and amount will depend on a number of factors, including our future operations and earnings, our capital requirements and surplus, our general financial condition, impositions of restrictions on conversions and remittances of funds abroad in the jurisdictions where we operate, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends and distributions from our subsidiaries in Brazil and elsewhere for our cash requirements, including funds to pay our operating expenses, service any debt we may incur and pay dividends and other cash distributions to our shareholders. Our holding company structure makes us dependent on the operations of our subsidiaries and therefore, any determination to pay dividends in the future will depend on our ability to receive distributions from them, particularly our main Brazilian subsidiary, NS2. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Common Shares—Our holding company structure makes us dependent on the operations of our subsidiaries.”

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares have been listed on the New York Stock Exchange since April 18, 2017 under the symbol “NETS.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our common shares through March 27, 2018.

Price History of Our Common Shares

The tables below set forth the high and low closing sales prices for our common shares on the NYSE for the periods indicated.

	New York Stock Exchange
	U.S.$ per Common Share
Year	High	Low
2017	26.73	5.82
2018 (through March 27, 2018)	9.57	6.43

Source: Bloomberg

	New York Stock Exchange
	U.S.$ per Common Share
Quarter	High	Low
Second Quarter 2017	26.73	12.73
Third Quarter 2017	20.42	11.00
Fourth Quarter 2017	13.70	5.82
First Quarter 2018 (through March 27, 2018)	9.57	6.43

Source: Bloomberg

	New York Stock Exchange
	U.S.$ per Common Share
Month	High	Low
May 2017	26.73	13.19
June 2017	23.90	18.30
July 2017	20.42	18.82
August 2017	20.14	11.00
September 2017	14.09	11.55
October 2017	13.70	9.88
November 2017	10.98	6.00
December 2017	8.51	5.82
January 2018	9.57	7.90
February 2018	8.04	6.77
March 2018 (through March 27, 2018)	9.00	6.43

Source: Bloomberg

B.	Plan of Distribution

Not applicable.

C.	Markets

See “— Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Description of Share Capital

We are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Our affairs are governed by (1) our Fourth Amended and Restated Memorandum and Articles of Association, or Articles of Association, which is effective since April 12, 2017, (2) the Companies Law of the Cayman Islands (as revised), or the Companies Law, and (3) the common law of the Cayman Islands.

The following discussion summarizes the material terms of our common shares. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles of Association. Our Articles of Association is filed as an exhibit to this annual report on Form 20-F.

Issued and Authorized Share Capital

As of the date of this annual report on Form 20-F, have 31,056,244 common shares with par value US$0.0033 (rounded to 4 decimal places) per share issued and outstanding, all of which will be fully paid-up. We may not make capital calls upon our common shares that are fully paid-up. Each of our common share confers on its holder the right to cast one vote per common share and our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

We have an authorized share capital, including the issued share capital, of US$305,250 and will be authorized to issue up to 92,500,000 common shares (subject to share splits, consolidation of shares or similar transactions) with a nominal or par value of US$0.0033 (rounded to 4 decimal places) each.

Issuance of Shares

Our board of directors has general and unconditional authority to grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without further action by our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. We will not issue bearer shares.

Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in our best interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. Issuance of these preferred shares may dilute the voting power of holders of our common shares.

On April 16, 2012, we adopted our Share Plan, which provides both for the direct award or sale of common shares and for the grant of options to purchase common shares. Our Share Plan is governed by the laws of the Cayman Islands and is limited to the issuance of 631,470 of our common shares.

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may determine a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our common shares must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per common share.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our Articles of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts and the appropriation of our profits. In addition, the agenda for a general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting. Our general meetings of shareholders shall take place in São Paulo, Brazil or in the United States.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to receive notice of some particular meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website, in a Cayman Islands daily newspaper with national distribution and in any other manner that we may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently seven (7) clear days.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of 95%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Articles of Association.

Our Articles of Association provide that the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our Articles of Association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting of shareholders within fifteen minutes after the time appointed for holding the meeting, the directors present may elect any one of them to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Changes to Capital

Pursuant to our Articles of Association, we may from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting:

•	increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our Articles of Association; and

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, we may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase our own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Transfer of Shares

Subject to any applicable restrictions set forth in our Articles of Association, any of our shareholders may transfer all or a portion of their common shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or in any other form which our board of directors may approve.

Our common shares are traded on the NYSE in book-entry form and may be transferred in accordance with Articles of Association and the rules and regulations of such exchange.

Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless:

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;

•	the instrument of transfer is in respect of only one class of shares;

•	the common shares transferred are fully paid and free of any lien;

•	the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and

•	if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Share Repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares, subject to certain restrictions. Our board of directors may only exercise this power on our behalf, subject to the Companies Law, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of common shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

In addition, our board of directors may:

•	resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the our share premium account or capital redemption reserve;

•	appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other;

•	resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;

•	make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under our Articles of Association in fractions; and

•	authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors, which will consist of a specified number of directors determined, from time to time, by a majority of the directors then in office. Our Articles of Association provide that, unless otherwise determined by a special resolution of shareholders in a general meeting, the minimum number of directors will be four. There are no provisions relating to retirement of directors upon reaching any age limit. Our Articles of Association also provide that our board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

Our Articles of Association provide that persons standing for election as directors at a duly constituted annual general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting. Each director shall be appointed and elected to a term expiring at the applicable annual shareholders meeting as set forth below or at such time as such director’ successor is appointed and elected.

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible. At the annual general meeting of our shareholders to be held in 2018, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2019, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2020, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of our shareholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. The persons to stand for election at each annual general meeting of the Company will be nominated by our board of directors. See “Item 6. Directors, Senior Management and Employees.”

Any vacancies on our board of directors arising other than upon the expiry of a Director’s term at an annual general meeting or additions to the existing board of directors can be filled only by the affirmative vote of a simple majority of the remaining directors holding office, although these directors constitute less than a quorum. Shareholders do not have the right to nominate, elect or remove directors, or to fill vacancies on our board of directors, other than upon the expiry of a director’s term at the relevant annual general meeting.

Grounds for Removing a Director

A director will be removed from office if the director:

•	becomes prohibited by law from being a director;

•	becomes bankrupt or makes any arrangement or composition with his creditors generally;

•	dies, or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director;

•	resigns his office by notice to us; and

•	he has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the directors resolve that his/her office be vacated.

Replacement directors must be nominated by our board of directors. Shareholders do not have the right to remove directors.

Proceedings of the Board of Directors

Our Articles of Association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the board of directors then holding office and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, our board of directors may regulate their proceedings as they determine is appropriate, provided that a meeting shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or in the United States or elsewhere previously agreed among the members of our board of directors.

Subject to the provisions of the Articles of Association, to any directions given by the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in the meeting and the listing rules of the NYSE, our board of directors may from time to time at its discretion exercise all powers of our company, including to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Our common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in our shareholders register as the holder of our common shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

1.	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

2.	the date on which the name of any person was entered on the register as a member; and

3.	the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company need not issue par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	limit the ability of shareholders to requisition and convene general meetings of shareholders;

•	limit the ability of our shareholders to elect and remove our directors, and to fill any vacancy on our board of directors; and

•	limit the ability of our shareholders to amend our Articles of Association.

However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our Articles of Association, for what they believe in good faith to be in the best interests of our company.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Notwithstanding U.S. securities laws and regulations applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Differences in Corporate Law

The Companies Law is modelled after similar laws in England and Wales but does not follow recent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we will normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that the Company has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions with directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his material interest in any contract or arrangement, and the interested director may not vote at any meeting on any resolution concerning the interested matter. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the disinterested directors present at the meeting, even if the disinterested directors constitute less than a quorum.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we entered into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. In addition, directors of a Cayman Islands company must not therefore place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his material interest in any contract or arrangement, and such director may not vote at any meeting on any resolution concerning such interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he actually possesses.

A general notice may be given at a meeting of the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (2) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of NYSE, a director may not vote in respect of any contract or arrangement in which he or she is interested but may be counted in the quorum at the meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Articles of Association, our shareholders generally do not have the right to remove directors. A director will be removed from office automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the directors resolve that his/her office be vacated.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our Articles of Association, our company may be dissolved, liquidated or wound up by a shareholder resolution passed by a majority of at least two-thirds of the voting rights entitled to vote at a general meeting of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally may only be amended by special resolution of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders and provisions related to the election, appointment and removal or the size of the board may only be amended by a special resolution of at least 95% of voting rights entitled to vote at a meeting of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

On October 21, 2016, we entered into two hosting services agreements with Uol Diveo Tecnologia Ltda., or Uol Diveo, or the Hosting Services Agreements, in which Uol Diveo agreed to provide us with two data centers to, among others, host our eCommerce sites and to host our back-office and other systems. Pursuant to the terms of the Hosting Services Agreements, we are obligated to pay Uol Diveo a total monthly fee of approximately R$205,000.00, including taxes, and Uol Diveo is required to provide us with the necessary hardware, equipment and software licenses to keep our sites operational, among other requirements, as well as technical monitoring, ensuring the security of our sites and allowing us to have access to the data centers that, among other systems, hosted our eCommerce sites through February 2018. Although Uol Diveo continue to provide us with the necessary services to host our back-office end systems (such as SAP software), the original term of this agreement has expired. We are currently negotiating with Uol Diveo the renewal and the scope of our hosting services agreement with them.

On February 8, 2018, we entered into a service agreement with Processor Informática S.A. (“Processor”) in which Processor agreed to provide us with Microsoft Azure cloud data centers to host our eCommerce sites, migrated from UOL Diveo. Pursuant to the terms of the agreement, we are obligated to pay Processor a total monthly fee of approximately R$450,000.00, including taxes, and Processor is required to provide us with Microsoft Cloud Azure services. This agreement will expire on July 1, 2019, one year following their execution and is not automatically renewable.

We depend on Uol Diveo and Processor to keep our sites fully operational and accessible to our customers. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Business and Industry—Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations. Specifically, we rely on certain third-party providers to provide us with Internet data centers to host our sites and back-office end systems and maintain them fully operational, and disruptions with this provider or in the services it provides to us could materially affect our reputation, operations or financial results.”

For additional information concerning other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

D.	Exchange Controls

See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates”

E.	Taxation

Cayman Islands Tax Considerations

The Cayman Islands laws currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our common shares, nor will gains derived from the disposal of our common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the common shares of Netshoes (Cayman) Ltd. Netshoes (Cayman) Ltd. filed a valid election to be treated as a corporation for United States federal income tax purposes before its initial public offering. Netshoes (Cayman) Ltd. has therefore been treated as a foreign corporation for United States federal income tax purposes at all times that its common shares have been held by a United States Holder (as defined below). This discussion deals only with common shares that are held as capital assets by a United States Holder.

As used herein, the term “United States Holder” means a beneficial owner of our common shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 5% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our common shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the common shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our common shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares will meet the conditions required for the reduced tax rate. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, and taking into account the value of our goodwill calculated based on the current value of our common shares, we do not believe we would have been a passive foreign investment company, or PFIC, for our most recent taxable year if we were taxable as a corporation for United States federal income tax purposes, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the current market value of our common shares, a decrease in the price of our common shares may also result in us becoming a PFIC. If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our common shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your common shares provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations).

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares at the end of the year over your adjusted tax basis in the common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the common shares in an amount equal to the difference between the amount realized for the common shares and your tax basis in the common shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

A United States Holder that purchases our common shares will be required to file an IRS Form 926 with the IRS if, among other reasons, the amount of cash transferred by such person (or any related person) to us during the 12-month period ending on the date of such purchase exceeds US$100,000.

In general, information reporting will apply to dividends in respect of our common shares and the proceeds from the sale, exchange or other disposition of our common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

I.	Subsidiary Information

See Note 2.4 to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the market risks described in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this annual report. We are also exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, customer and credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to these risks, see note 19 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Foreign Currency Exchange Risk

Our net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, our receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, our subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars). Generally, when we purchase goods in foreign currencies, except as noted below, we enter into foreign currency forward exchange contracts in order to hedge our exposure to purchase commitments denominated in those currencies.

However, when our subsidiary in Argentina purchases certain goods from vendors in currencies other than its local functional currency, it does not enter into foreign currency forward exchange contracts given the current immateriality of our operations in this country and the financing costs involved in these types of transactions in Argentina. Consequently these purchase commitments are not hedged. As a result, we are exposed to foreign currency exchange risk to the extent there is fluctuation between the currencies in which these purchase commitments are made and the local functional currency of our subsidiary in Argentina.

Fluctuations in currency exchange rates may also generally impact our net sales and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our costs may change as a result of currency exchange rate fluctuations or inflation in the cost of merchandise manufactured and purchased abroad” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil and the Rest of Latin America—We plan to continue expanding our international operations abroad. Inherent risks or developments in the international markets where we operate expose us to a number of risks, including risks beyond our control, and they could have an adverse effect on our financial condition and results of operations.”

Also, see note 19 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% appreciation or depreciation of foreign exchange rates to which we have exposure (mostly US$) in our income or (loss) before tax.

Inflation and Interest Rate Risk

Brazil and countries in Latin America in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin America countries and heightened volatility in the Latin America securities market. The inflation rate in Brazil, as reflected by the IPCA index was 10.67% in 2015, 6.29% in 2016 and 2.95% in 2017. Interest rates are highly sensitive to many factors, including fiscal and monetary policies to combat inflation and Brazilian and international economic and political considerations, as well as other factors beyond our control. See “Item 3. Key Information—D Risk Factors—Risks Related to Doing Business in Brazil and the Rest of Latin America—Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us and the market price of our common shares.”

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations.

As of December 31, 2017, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to interest rate indexes such as the CDI, Brazil Long Term Interest Rate – TJLP, and the Mexican Interbank Equilibrium Interest Rate, or TIIE.

Furthermore, our exposure to interest rate risk is also applicable to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

See note 19 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 50 basis point increase or decrease on the variable interest rate indexes of our floating rate indebtedness and cash and cash equivalents for the relevant twelve month period.

Customer and Credit Risk

Our trade accounts receivables are represented by credit sales (installments) funded by credit card operators and receivables from B2B customers. We regularly monitor our trade accounts receivable from credit sales and consider the risk of not collecting receivables from our customers as limited given the intrinsic nature of the methods we have adopted to receive payments from most of our customers (credit card and bank direct deposits).

Substantially all of our past due receivables are related to (i) disputes we have with our third-party couriers in connection with loss of or damage to products to be delivered to our customers, and (ii) receivables from B2B customers. During 2017, we experienced delays in payment from certain B2B customers and entered into negotiations aiming at recovering overdue receivables. As a result of increased credit risk from certain of our B2B customers derived from such increase of overdue receivables in our B2B operations we recorded an allowance for doubtful accounts of R$25.4 million in 2017. As of December 31, 2017, we had past due receivables amounting to R$20.9 million with respect to our B2B operations.

Liquidity Risk

We manage liquidity risk through the daily monitoring of our cash flows, control of financial assets and maturity of our liabilities, as well as maintaining a close relationship with financial institutions. Any additional cash in our activities not spent in operating and capital expenditure activities is invested into interest-bearing accounts and we choose investments with appropriate maturity and liquidity terms based on our cash flow estimates. Our liquidity is also dependent on factoring a portion of our trade accounts receivable and extending the payment terms of our trade accounts payable in connection with our reverse factoring arrangements. See “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2017 were ineffective in view of the material weakness in internal control over financial reporting as described below.

Although we are still not required to perform assessment and testing of effectiveness of our internal control over financial reporting, in our ongoing effort to establish effective internal controls over financial reporting by the time we are required to perform system and process evaluation and testing of our internal control over financial reporting, and in connection with the consolidated financial statements closing process for the year ended December 31, 2017, we identified some evidences of certain internal control deficiencies related to our IT environment and financial closing processes that represent, individually or in the aggregate, the existence of significant deficiencies and material weakness in internal controls. The matters involving internal controls and procedures representing material weaknesses were (i) ineffective process level controls over the financial closing where the review of provisions (for obsolete inventory and for doubtful accounts) and related accounts was not designed or operating at a sufficient level of precision to identify misstatements, and (ii) insufficient segregation of duties and improperly designed access controls to internal personnel related to our information systems.

We are in the process of designing and implementing controls to address and remediate such deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—If we fail to establish and maintain proper and effective internal control over financial reporting, our results of operations and our ability to operate our business may be harmed.”

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Not Applicable.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Nilesh Lakhani, an independent director within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and a member of our audit committee, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, which is applicable to all of our directors, officers and employees. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at http://investor.netshoes.com/corporate-governance.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below:

	Year Ended
	December 31,
	2016	2017
	(In thousands of Reais)
Audit fees:	2,165	1,466
Audit-related fees	963	15
Tax fees	138	67
All other fees*	2,595	—

Total fees	5,861	1,548

(*)	All other fees includes IPO readiness assessment assistance, SOX assistance services and segregation of duties gap analysis.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Auditores Independentes, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our common shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority independent board (with the independence requirements set forth in the NYSE), which is not required under the Companies Law of the Cayman Islands, our home country. In addition, the NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.	EXHIBITS

See exhibit index attached hereto.

NETSHOES (CAYMAN) LIMITED

Consolidated financial statements as of December 31, 2016 and 2017 and for the years ended

December 31, 2015, 2016 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Netshoes (Cayman) Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Netshoes (Cayman) Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2017, and the related notes, collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/  KPMG Auditores Independentes

We have served as the Company’s auditor since 2010.

São Paulo, Brazil

March 28, 2018

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2017

(Reais and Dollars in thousands)

		December 31,		December 31,
	Note	2016		2017		2017
		BRL		BRL		USD Note 2.2
Assets
Current assets:
Cash and cash equivalents	8	R$	111,304	R$	395,962	US$	119,698
Restricted cash			21,946		19,397		5,864
Trade accounts receivables, net	9		213,994		113,168		34,210
Inventories, net	10		352,011		456,632		138,039
Recoverable taxes	11		66,329		80,047		24,198
Prepaid expenses and other current assets			59,127		48,352		14,616

Total current assets			824,711		1,113,558		336,625

Non-current assets:
Restricted cash			21,254		15,048		4,549
Judicial deposits	25b		71,817		106,914		32,320
Recoverable taxes	11		33,178		70,765		21,392
Other assets			950		1,950		589
Due from related parties	24		17		12		4
Property and equipment, net	12		74,202		73,039		22,080
Intangible assets, net	13		87,593		115,839		35,018

Total non-current assets			289,011		383,567		115,952

Total assets		R$	1,113,722	R$	1,497,125	US$	452,577

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2017

(Reais and Dollars in thousands)

		December 31,		December 31,
	Note	2016		2017		2017
		BRL		BRL		USD Note 2.2
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	14	R$	335,430	R$	365,835	US$	110,591
Reverse factoring	15		27,867		148,928		45,021
Current portion of long-term debt	17		75,956		106,577		32,218
Derivative financial liabilities	19		186		—		—
Taxes and contributions payable			15,249		19,875		6,008
Deferred revenue	6		6,628		3,732		1,128
Accrued expenses	16		122,048		120,366		36,386
Other current liabilities			33,331		31,017		9,376

Total current liabilities			616,695		796,330		240,728

Non-current liabilities:
Long-term debt, net of current portion	17		311,426		179,394		54,230
Provision for labor, civil and tax risks	25a		5,177		12,523		3,786
Share-based payment	22		30,139		—		—
Deferred revenue	6		26,247		25,502		7,709
Other non-current liabilities			13		27		8

Total non-current liabilities			373,002		217,446		65,733

Total liabilities			989,697		1,013,776		306,461

Shareholders’ equity:
Share capital	21a		141		244		74
Additional-paid in capital	21a		821,988		1,345,507		406,744
Treasury shares	21d		(1,533)		(1,533)		(463)
Accumulated other comprehensive loss			(19,577)		(13,664)		(4,131)
Accumulated losses			(677,379)		(847,125)		(256,084)

Equity attributable to owners of the parent			123,640		483,429		146,140
Equity attributable to non-controlling interests			385		(80)		(24)

Total shareholders’ equity			124,025		483,349		146,116
Total liabilities and shareholders’ equity		R$	1,113,722	R$	1,497,125	US$	452,577

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

Year ended December 31, 2015, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

		Years ended December 31,
	Note	2015		2016		2017		2017
		BRL		BRL		BRL		USD Note 2.2
Net Sales	5	R$	1,505,686	R$	1,739,540	R$	1,889,006	US$	571,042
Cost of sales	7a		(1,010,501)		(1,188,744)		(1,291,427)		(390,395)

Gross Profit			495,185		550,796		597,579		180,647

Operating expenses:
Selling and marketing expenses	7b		(398,514)		(443,692)		(509,208)		(153,932)
General and administrative expenses	7c		(157,228)		(174,564)		(153,136)		(46,293)
Other operating expenses, net			(3,503)		(5,252)		(3,933)		(1,189)

Total operating expenses			(559,245)		(623,508)		(666,277)		(201,414)

Operating loss			(64,060)		(72,712)		(68,698)		(20,767)

Financial income	7d		61,294		28,366		30,131		9,109
Financial expenses	7d		(96,667)		(107,550)		(131,776)		(39,836)

Loss before income tax			(99,433)		(151,896)		(170,343)		(51,494)

Income tax expense			(80)		—		(2)		(1)

Net Loss		R$	(99,513)	R$	(151,896)	R$	(170,345)	US$	(51,495)

Net loss attributable to:
Owners of the Parent		R$	(98,676)	R$	(151,074)	R$	(169,746)	US$	(51,314)
Non-controlling interests			(837)		(822)		(599)		(181)
Loss per share attributable to owners of the Parent Basic and diluted	4	R$	(4.66)	R$	(7.05)	R$	(5.95)	US$	(1.80)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Year ended December 31, 2015, 2016 and 2017

(Reais and Dollars in thousands)

	Years ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD Note 2.2
Net Loss	R$	(99,513)	R$	(151,896)	R$	(170,345)	US$	(51,495)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(3,221)		(11,015)		5,502		1,663
Cash flow hedges – effective portion of changes in fair value		2,221		(3,907)		348		105
Cash flow hedges – reclassified to initial cost of inventories		(660)		3,119		—		—
Cash flow hedges – reclassified to profit or loss		(648)		(670)		197		60

Other comprehensive income (loss)		(2,308)		(12,473)		6,047		1,828

Total comprehensive income (loss)		(101,821)		(164,369)		(164,298)		(49,667)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(101,160)	R$	(163,829)	R$	(163,833)	US$	(49,526)
Non-controlling interests		(661)		(540)		(465)		(141)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2015, 2016 and 2017

(Reais and Dollars in thousands)

	Years ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
							Note 2.2
Cash flows from operating activities:
Net loss	R$	(99,513)	R$	(151,896)	R$	(170,345)	US$	(51,495)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		(830)		1,167		25,443		7,691
Depreciation and amortization		20,968		31,173		31,820		9,619
Loss on disposal of property and equipment, and intangible assets		923		901		199		60
Share-based payment		(3,444)		930		(13,860)		(4,190)
Provision for labor, civil and tax risks		2,143		1,247		10,111		3,057
Interest expense, net		66,403		92,436		112,757		34,086
Provision for inventory losses		18		849		5,382		1,627
Other		(112)		(134)		181		55
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(21,937)		(8)		2,549		771
Derivative financial instruments		(148)		148		—		—
Trade accounts receivable		(13,306)		67,887		74,450		22,506
Inventories		(116,337)		(77,195)		(114,082)		(34,487)
Recoverable taxes		(18,574)		(56,502)		(52,714)		(15,935)
Judicial deposits		(29,230)		(39,940)		(35,097)		(10,610)
Other assets		(15,697)		(21,109)		4,426		1,336
Increase (decrease) in:
Derivative financial instruments		(2,781)		(209)		(186)		(56)
Trade accounts payable		117,041		94,563		34,290		10,366
Reverse factoring		19,763		8,104		121,061		36,596
Taxes and contributions payable		(11,718)		9,177		5,117		1,547
Deferred revenue		34,750		(1,875)		(3,641)		(1,101)
Accrued expenses		37,031		29,493		(1,862)		(563)
Share-based payment		(2,421)		(715)		(2,366)		(715)
Other liabilities		13,914		(9,349)		(8,794)		(2,658)

Net cash provided by (used in) operating activities		(23,094)		(20,857)		24,839		7,507
Cash flows from investing activities:
Purchase of property and equipment		(21,773)		(25,234)		(7,861)		(2,376)
Purchase of intangible assets		(24,607)		(47,066)		(49,393)		(14,931)
Interest received on installment sales		16,740		6,987		2,071		626
Restricted cash		(2,327)		760		6,206		1,876

Net cash provided by (used in) investing activities		(31,967)		(64,553)		(48,977)		(14,805)
Cash flows from financing activities:
Proceeds from debt		172,652		162,631		159,984		48,363
Payments of debt		(180,027)		(102,552)		(170,459)		(51,529)
Payments of interest		(79,722)		(107,286)		(110,631)		(33,443)
Proceeds from issuance of common shares		146,194		—		423,166		127,922

Net cash provided by (used in) financing activities		59,097		(47,207)		302,060		91,313
Effect of exchange rate changes on cash and cash equivalents		2,656		(5,143)		6,736		2,036

Change in cash and cash equivalents		6,692		(137,760)		284,658		86,051
Cash and cash equivalents, beginning of period		242,372		249,064		111,304		33,647
Cash and cash equivalents, end of period		249,064		111,304		395,962		119,698

	R$	6,692	R$	(137,760)	R$	284,658	US$	86,051
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intagible assets (Note 16)	R$	1,869	R$	4,677	R$	1,710	US$	517
Deferred offering costs reclassified to equity (Note 21b)	R$	—	R$	—	R$	6,808	US$	2,058
Convertible notes converted to common shares (Note 21c)	R$	—	R$	—	R$	94,151	US$	28,462
Reclassification of share-based payment from Cash-settled arrangement to Equity-settled arrangement (Note 22b)	R$	—	R$	—	R$	13,706	US$	4,143

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

Year ended December 31, 2015, 2016 and 2017

(Reais in thousand)

	Equity Attributtable to owners of the Parent
	Share Capital		Additional Paid-in Capital		Tresuary Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
	BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2015	R$	130	R$	675,805	R$	(547)	R$	(427,629)	R$	(4,338)	R$	—	R$	243,421	R$	1,586	R$	245,007
Comprehensive Income (Loss)
Net loss		—		—		—		(98,676)		—		—		(98,676)		(837)		(99,513)
Other comprehensive income (loss)		—		—		—		—		(3,397)		913		(2,484)		176		(2,308)

Total comprehensive income (loss)		—		—		—		(98,676)		(3,397)		913		(101,160)		(661)		(101,821)

Transactions with Owners and Other
Issuance of common shares		11		146,183		—		—		—		—		146,194		—		146,194
Purchase of treasury shares		—		—		(378)		—		—		—		(378)		—		(378)

Total transactions with owners and other		11		146,183		(378)		—		—		—		145,816		—		145,816

Balance, December 31, 2015	R$	141	R$	821,988	R$	(925)	R$	(526,305)	R$	(7,735)	R$	913	R$	288,077	R$	925	R$	289,002
Comprehensive Income (Loss)
Net loss		—		—		—		(151,074)		—		—		(151,074)		(822)		(151,896)
Other comprehensive income (loss)		—		—		—		—		(11,297)		(1,458)		(12,755)		282		(12,473)

Total comprehensive income (loss)		—		—		—		(151,074)		(11,297)		(1,458)		(163,829)		(540)		(164,369)

Transactions with Owners and Other
Purchase of treasury shares		—		—		(608)		—		—		—		(608)		—		(608)

Total transactions with owners and other		—		—		(608)		—		—		—		(608)		—		(608)

Balance, December 31, 2016	R$	141	R$	821,988	R$	(1,533)	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025

Comprehensive Income (Loss)
Net loss		—		—		—		(169,746)		—		—		(169,746)		(599)		(170,345)
Other comprehensive income (loss)		—		—		—		—		5,368		545		5,913		134		6,047

Total comprehensive income (loss)		—		—		—		(169,746)		5,368		545		(163,833)		(465)		(164,298)

Issuance of common shares in initial public offering, net of offering costs		84		415,466		—		—		—		—		415,550		—		415,550
Conversion of convertible notes to common shares		19		94,132		—		—		—		—		94,151		—		94,151
Share-based payments		—		13,921		—		—		—		—		13,921		—		13,921

Balance, December 31, 2017	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	—	R$	483,429	R$	(80)	R$	483,349

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017

(In thousands of reais and dollars, unless otherwise stated)

1.	Organization and background

1.1	Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent”) was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Archy LLC (“Archy”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Mexico and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com, www.shoestock.com and www.zattini.com).

1.2	Initial Public Offering

On April 18, 2017, the Company completed its Initial Public Offering (IPO). The Company sold 8,250,000 of its common shares at a public offering price of $18.00 per common share, for gross proceeds of $148.5 million (or R$459.7 million, using the exchange rate on the date of completion of the IPO). The Company received net proceeds of $134.2 million (or R$415.6 million, using the exchange rate on the date of completion of the IPO), after deducting $9.7 million (or R$29.9 million, using the exchange rate on the date of completion of the IPO) in underwriting discounts and commissions and $4.6 million (or R$14.2 million, using the exchange rate on the date of completion of the IPO) of other offering expenses.

The shares offered and sold in the initial public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol “NETS.”

1.3	Split of Shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company’s outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 4).

2.	Summary of Significant Accounting Policies

2.1.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. The consolidated financial statements were authorized for issuance by the Board of Directors on March 28, 2018.

2.2.	Basis of Presentation

The consolidated financial statements have been prepared under the historical-cost basis, unless otherwise indicated. The presentation of the consolidated financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires the Company’s Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 2.3 to these consolidated financial statements shows the areas in which a greater level of judgment and estimates have been applied.

Intercompany balances and transactions, including income and expenses and any unrealized income and expenses and the balance of receivables and payables arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Translations of balances in the consolidated statement of financial positions, consolidated statement of profit or loss, consolidated statement of comprehensive income (loss) and consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.3080, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on December 31, 2017. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

2.3.	Use of Judgments, Estimates and Assumptions

In preparing these consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Information about judgments, assumptions and estimates made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are included in the following notes:

•	Note 2.11 and 22 – Share-based payments: Valuation and classification of awards;

•	Note 2.17 and 9 – Trade Accounts Receivable: Estimated losses on doubtful accounts;

•	Note 2.18 and 10 – Inventories: Provision for inventory losses;

•	Note 2.27 and 20 – Income Taxes: Recognition of deferred income tax assets and availability of future taxable profit against which tax losses carried forward can be used. The determination of tax positions that are probable of being sustained also involves significant judgment;

•	Note 2.9, 2.20, 2.21, 12 and 13 – Property and Equipment and Intangible Assets: Useful lives of property and equipment and intangible, and software development costs related to intangible assets;

•	Note 2.28 and 25 – Provision for labor, civil and tax risks: Key assumptions about the likelihood and magnitude of an outflow of resources.

2.4.	Principles of Consolidation

The consolidated financial statements include the accounts of all entities in which NSC has a controlling financial interest.

Consolidated Subsidiaries

Consolidated subsidiaries are entities controlled by the Parent. The Parent controls an entity when it is exposed, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of consolidated subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The consolidated subsidiaries are listed as follows:

		Percentage Ownership and Voting Interest
Company	Country of Incorporation	December 31, 2016	December 31, 2017
Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet Ltda	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.17%
NS4 Com Internet S.A.	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

Non-controlling interests

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the identifiable net assets of the relevant entity. The choice of measurement basis is made on an individual basis. Subsequent to the acquisition of a non-controlling interest, the carrying amount of non-controlling interest is the amount of relevant interests at initial recognition plus the non-controlling interest share of subsequent changes in equity. Total comprehensive income (loss) is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Changes in the Parent’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

2.5.	Foreign Currency Translation and Transactions

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Foreign Currency Translation

The financial statements of foreign entities that use a functional currency different from the reporting currency are translated into Brazilian Real as described below:

•	Assets and liabilities are translated into Brazilian Real at the closing rate, corresponding to the spot exchange rate at the balance sheet date; and

•	Income statement and cash flow items are translated into Brazilian Real using the average rate of the period unless significant variances occur.

The resulting exchange differences are recognized directly in other comprehensive income (loss). When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recorded to the consolidated statements of profit or loss.

Foreign Currency Operations

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into functional currency using the exchange rate at the reporting date and the resulting exchange differences are recognized as financial income (expenses) in the consolidated statements of profit or loss. Non-monetary assets and liabilities denominated in foreign currencies are not re-measured at the reporting date.

2.6.	Segment Information

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, and b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions as to allocation of resources to the relevant segment and assess its performance and for which individual financial information is available.

The Company is organized around geographical division and discloses the following reportable segments:

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments, as well as, fashion and, more recently, beauty goods) carried out through our sites (Netshoes.com.br, Zattini.com.br and Shoestock.com.br) and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico, respectively.

2.7.	Revenue Recognition

Net sales primarily consists of revenue from product sales (both business to consumer direct sales and business to business transactions) and other revenues.

Revenue from Product Sales

Revenue from product sales arises from (i) online purchases on the Company’s sites (i.e. Netshoes, Zattini and Shoestock) and third-party sites that the Company manages and (ii) offline purchases with the Company. Revenue from product sales is recognized when persuasive evidence exists that the significant risks and rewards of product ownership have been transferred to the customer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

Revenue from product sales is measured at fair value of the consideration received or receivable, net of promotional discounts, returns and value added tax and sales taxes. The Company recognizes revenue from product sales on a gross basis since the Company acts as principal and as such, it has primary responsibility for fulfilling the orders, it bears inventory risk, and it has discretion in establishing prices and bears the customer’s credit risk.

Other Revenues

Other revenues mainly consist of the following:

•	Freight-related services: Revenue from the freight-related services is recognized once the service is rendered.

•	Marketplace platform: The Company generates revenue from the marketplace platform in the form of a commission, when the third-party vendors sell the products on this platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. The Company’s marketplace platform was launched in February 2016.

•	NCard: The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers.

2.8.	Cost of sales

Cost of sales consist of costs related to direct sales, including purchase price of consumer products sold to customers from direct sales, inbound freight charges to fulfillment center and outbound freight cost, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Freight charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers.

2.9.	Software development

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized as an expense in the statements of profit or loss when incurred.

Development activities involve a plan or project aimed at putting in use new or significantly improved technologies. Development costs are capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditures capitalized include the cost of materials, labor and other costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized as expenses in the statements of profit or loss when incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and impairment losses, if any.

2.10.	Financial income and expenses

Financial income comprises interest income on cash and cash equivalents, imputed interest income on installment sales arising from extended payment terms offered to our customers, foreign exchange gains and gains on derivative financial instruments. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method.

Financial expenses comprise interest expenses on debt and imputed interest expense on credit purchases with extended payment terms offered by our suppliers. Financial expenses also include bank fees, foreign exchange losses and losses on derivative instruments. Borrowing costs are recognized in the consolidated statements of profit or loss using the effective interest method.

The rate used to determine imputed interest income on installment sales is 100% of the Brazilian Interbank Deposit Rate (Certificado de Depósito Interbancário, or CDI), plus a percentage that represents the credit risk of the Company’s counterparties.

The rate to determine imputed interest expense on credit purchase is 100% of the CDI, plus a percentage that represents the Company’s credit risk.

2.11.	Share-Based Payments

The Company may grant share-based payments to employees, directors, other service providers or independent contractors. These awards are accounted for as follows:

(a)	Cash-settled arrangement

Considering the characteristics and past practice adopted by the Company in settling these awards, the initial measurement of the liability is based on the fair value of the Company’s shares and takes into account discounts obtained upon settlement and is re-measured at each reporting date until the effective cash payout. Upon completion of Initial Public Offering, the Company did not provide any new option grant under these plan. For additional details, see note 22.

(b)	Equity-settled arrangement

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The cost of equity-settled transactions is determined by the fair value at the grant date, further details of which are given in note 22.

The Company did not modify any awards during the years ended December 31, 2015, 2016 and 2017.

2.12.	Employee Benefits

Short-term Employee Benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment as liabilities.

Profit Sharing and Bonuses

The Company provides a profit sharing plan for its employees, which is linked to performance targets set in action plans and agreed at the beginning of each year, whereas, officers are entitled to bonuses based on the provisions of the bylaws, proposed by the Board of Directors. Provisions for profit sharing and bonuses are recognized in the period in which targets are achieved by applying the agreed percentage to the payroll of the Company.

Post-employment Benefits: Defined Contribution Plans

Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks falls on the employee.

In defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

2.13.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly liquid investments in fixed-income funds with an initial maturity of less than three months and subject to an insignificant risk of change in value.

2.14.	Restricted Cash

Restricted cash represents cash deposits not readily available to the Company. The current portion represents cash given in guarantee of import letters of credit issued by banks related to the purchase of imported products and changes in this have been classified as operating activities in the consolidated statements of cash flows. The non-current portion represents collateral to long term debt and it has been included within investing activities in the consolidated statements of cash flows.

2.15.	Financial Instruments

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

A. Non-derivative financial assets and financial liabilities – Recognition and derecognition

The Company initially recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

B. Non-derivative financial assets – Measurement

i.	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

ii.	Loans and receivables

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

C. Non-derivative financial liabilities – Measurement

Financial liabilities are classified as other financial liabilities and are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

D. Derivative financial instruments and hedge accounting

The Company may hold derivative financial instruments to hedge its foreign currency exposures. Embedded derivatives are separated from the host contract and accounted for separately if certain criteria are met.

Cash flow hedge

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged forecast cash flows affect profit or loss or the hedged item affects profit or loss.

If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

2.16.	Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•	Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 19 includes accounting classification and fair value measurement of financial instruments.

2.17.	Trade Accounts Receivable

The Company’s trade accounts receivables are represented by credit sales (installments) funded by credit card operators and receivables from B2B (business-to-business) customers. They are included within current assets, with the exception of those maturing in over twelve months from the closing date of the financial statements, in which case they are classified as non-current assets.

Trade accounts receivable are recognized at fair value which primarily represents the present value of the amount receivable and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

When a trade accounts receivable is uncollectible, it is written-off against the allowance for trade accounts receivable. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

An impairment loss of trade accounts receivable is recognized when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the relevant receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the trade accounts receivable can be impaired.

2.18.	Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring relevant inventories and other costs incurred in bringing them to their existing location and condition. Cost of purchase of inventories comprises their purchase price including non-recoverable taxes, transport and handling costs and any other directly attributable costs, less trade discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling expenses.

The Company writes down the carrying value of its inventories for estimated amounts related to the lower of cost or net realizable value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value. The estimated net realizable value of inventory is based on historical usage and assumptions about future demand, future product purchase commitments and market conditions on a product-by-product basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value.

When inventories are sold, the carrying amount of those inventories is recognized as cost of sales in the consolidated statements of profit or loss in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

2.19.	Judicial Deposits

Judicial deposits are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related. These deposits accrue interest based on the applicable country’s risk free interest rate and are reported in non-current assets until a final judicial decision. Changes in judicial deposits are presented as operating activities in the statement of cash flow.

2.20.	Property and Equipment

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes the purchase price and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating. The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Depreciation is recognized on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The estimated useful lives are as follows:

Asset Class	Useful Life (years)
Leasehold improvements	19
Machinery and equipment	8
Hardware	5
Facilities	14
Furniture and fixture	10
Vehicles	5

Gain or loss arising from the derecognition of property and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income (expenses) in the consolidated statements of profit or loss.

2.21.	Intangible Assets

Intangible items are recognized as intangible assets when they meet the following criteria:

•	the item is identifiable and separable;

•	the Company has the capacity to control future economic benefits from the item; and

•	the item will generate future economic benefits.

Intangible assets consist mainly of trademark, software purchased and software internally developed.

Initial Recognition

Intangible assets acquired separately by the Company are measured at cost, which includes capitalized borrowing costs.

Amortization

Subsequent to initial recognition of the intangible assets, the intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the asset begins when development is complete and the asset is available for use. Indefinite life intangibles are not amortized, but are tested for impairment at each year-end or whenever there is an indication that the carrying amount may not be recovered. The estimated useful lives of assets are as follows:

Asset Class	Useful Life (years)
Purchased software	5
Internally developed software	5
Trademark	Indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for any of the periods presented.

Derecognition

An intangible asset is derecognized on disposal when no future economic benefits are expected from its use or disposal. Gain or loss arising from derecognition of an intangible asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the intangible asset. When an intangible asset is derecognized, it is recorded as other operating expenses in the consolidated statements of profit or loss.

2.22.	Impairment of Long-Lived Assets

The Company’s property and equipment and intangible assets are reviewed for an indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

Intangible assets with an indefinite useful life are tested for impairment at least once a year as of December 31 or whenever circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

For the purpose of impairment testing, assets are grouped together into a cash-generating unit (“CGU”), which is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company has defined as a cash-generating unit each country where it operates. For impairment test purpose, the intangible assets located in Cayman were allocated to Brazil CGU.

Recoverable amount is the greater of the asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized when the carrying amount of an asset or the CGU exceeds its recoverable amount. There were no impairment losses for the years ended December 31, 2015, 2016 or 2017.

An impairment loss recognized in a prior period is reversed if, and only if, there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.23.	Trade Accounts Payable

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade accounts payable are initially discounted to the present value of consideration due if payment is deferred and subsequently measured at amortized cost using the effective interest method.

2.24.	Reverse Factoring

Under reverse factoring, financial institutions commit to pay the Company’s suppliers at an accelerated rate in exchange for a trade discount. The Company derecognizes trade accounts payable to suppliers and recognizes financial liabilities with respect to the relevant financial institutions under “Reverse Factoring” in its consolidated statements of financial position. Cash payments made by financial institutions for reverse factoring to relevant suppliers are classified as operating activities in the consolidated statements of cash flows.

Reverse factoring are initially discounted to the present value of consideration due if payment is deferred and subsequently measured at amortized cost using the effective interest method.

2.25.	Transfer of Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(i)	the contractual rights to receive cash flows from the asset have expired;

(ii)	the Company has transferred its rights to receive cash flows from the asset, or the Company retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

(iii)	the Company has its rights to receive cash flows from an asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

In the normal course of business, the Company transfers some financial assets (i.e. trade accounts receivable) to financial institutions. Under the terms of such arrangements, the Company surrenders control over certain financial assets and their transfer is without recourse. Accordingly, such transfers are recorded as sales of financial assets.

Some financial assets are also transferred with recourse, which does not qualify for derecognition as the Company has continuous involvement in the financial assets and not substantially all risks and rewards were transferred. Such transfers are recorded as liability in current portion of long-term debt (Note 17).

2.26.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of profit or loss on a straight-line basis over the period of the lease.

2.27.	Income Taxes

Income tax comprises current and deferred tax. Current and deferred income tax are recognized in the consolidated statements of profit or loss except for items directly recognized in equity or in OCI.

Current Income Tax

Current income tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred Income Tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax assets and liabilities are offset only if:

•	the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

•	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity, or

•	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.28.	Provision for Tax, Civil and Labor Risks and Contingent Liabilities

Provisions for tax, civil and labor risks are recorded when the Company has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The Company is part of various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available jurisprudence, as well as, the most recent court decisions and their importance to the relevant legal system and the opinion of external legal counsel. Provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court decisions.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.29.	Treasury Shares

The Company’s own equity instruments reacquired are recorded under “Treasury Shares” within shareholders’ equity at their acquisition price. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments.

When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in retained earnings. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them.

2.30.	Earnings (Loss) per Share (“EPS”)

Basic EPS is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of share options that could be exercised or converted into common shares and is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common share outstanding plus the potentially dilutive effect of share options. When the Company reports net loss attributable to the owners of the Parent, the diluted losses per common share are equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options.

2.31.	New Accounting Pronouncements not yet effective

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2018. The Company has not early adopted the following new or amendment standards in preparing these consolidated financial statements.

The following standards are expected to have impacts on the Company financial statements in the period of initial application:

(a)	Estimated impact of the adoption of IFRS 9 and IFRS 15

The Company is required to adopt IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers from January 1, 2018. The Company assessed the estimated impact that the initial application of IFRS 9 and IFRS 15 will have on its consolidated financial statements. The estimated impact of the adoption of these standards on the Company’s shareholders equity as at January 1, 2018 is based on assessments undertaken to date and is summarized below. The actual impacts of adopting the standards at January 1, 2018 may change because the new accounting policies are subjected to change until the Company presents its first consolidated financial statements that include the date of initial application.

	Accumulated losses		Accumulated losses
	BRL		USD
As reported at December 31, 2017	R$	(847,125)	US$	(256,084)
Estimated adjustments due to adoption of IFRS 15		(1,153)		(349)
Estimated adjustments due to adoption of IFRS 9		(1,380)		(417)
Estimated adjusted opening balance at January 1, 2018	R$	(849,658)	US$	(256,850)

The total estimated adjustment (net of tax) to the opening balance of the Company´s shareholders equity at January 1, 2018 is R$2,533 (US$ 766). The principal components of the estimated adjustment are as follows:

•	An increase of R$1,153 (US$ 349) in accumulated losses due to recognition of revenue from sales contracts with right of return (see (b)); and

•	An increase of R$1,380 (US$ 417) in accumulated losses due to impairment losses on trade accounts receivables recognized (see (c)).

(b)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

i.	Product Sales and other revenues

For product sales, revenue is currently recognized when the products are delivered to customers’ premises, which is taken to be the point in time at which the customer accepts the products and the related risks and rewards of ownership transfer. Revenue is recognized at this point provided that the revenue and costs can be measured reliably, the recovery of the consideration is probable and there is no continuing management involvement with the products.

Under IFRS 15, revenue will be recognized when a customer obtains control of the products.

Based on the Company’s assessment, the revenue recognition occurs at a point in time when control of the products is transferred to the customer, generally on delivery of the goods. Therefore, the Company does not expect the application of IFRS 15 to result in significant differences in the timing of revenue recognition for these products.

For certain contracts that permit the customer to return an item, revenue is currently recognized when a reasonable estimate of return can be made, provided that all other criteria for revenue recognition are met.

Under IFRS 15, because the contract allows the customer to return the products, the consideration received from the customer is variable. The Company has decided to use the expected value method to estimate the goods that will be returned because this method better predicts the amount of variable consideration to which the Company will be entitled.

ii.	Transition

The Company plans to adopt IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application. As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

(c)	IFRS 9 – Financial Instruments

IFRS 9 sets out requirements for recognizing measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

i.	Classification – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never bifurcated. Instead, the hybrid financial instruments as a whole is assessed for classification.

The Company’s assessment did not indicate any material impact on its classification of financial assets.

ii.	Classification – Financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company’s assessment did not indicate any material impact on its classification of financial liabilities.

iii.	Impairment – Financial assets and contract assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on all of its long term debts and trade accounts receivables, either on 12-month or lifetime basis.

The Company has estimated the application of IFRS 9 impairment model requirements and its assessment did not indicate any material impact on its opening balance at 1 January 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business-to-consumer) and B2B trades accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Exposures within each group are based on credit risk characteristics and aging status.

The following tables provides information about the estimated exposure to credit risk and ECLs for trade accounts receivable as at January 1, 2018:

	As at December 31, 2017
	Allowance for doubtful accounts		Estimated new allowance for doubtful accounts		Estimated new allowance for doubtful accounts
	BRL		BRL		USD
Not past due	R$	(8,199)	R$	(9,579)	US$	(2,896)
Past due 1-30 days		(2,134)		(2,134)		(645)
Past due 31-90 days		(3,686)		(3,686)		(1,114)
Past due 91-120 days		(1,845)		(1,845)		(558)
Past due 120-180 days		(3,108)		(3,108)		(940)
Past due over 180 days		(1,899)		(1,899)		(574)

Total	R$	(20,871)	R$	(22,251)	US$	(6,727)

Cash and cash equivalents, Restricted cash and Judicial deposits

Cash and cash equivalents, Restricted cash and Judicial deposits are held with banks and financial institutions counterparties, which are rated BB to BB-, based on Standards & Poor’s credit rating for local currency credit issuers as at December 31, 2017.

The estimated impairment on Cash and cash equivalents, Restricted cash and Judicial Deposits was calculated based on 12-month ECLs and reflects that they have low credit risk based on the external credit ratings of the counterparties. As per the Company’s estimates the application of IFRS 9 impairment requirements will have no impact on these accounts as at January 1, 2018.

iv.	Hedge accounting

The Company assessment did not indicate material impact on the application of IFRS 9 for hedge accounting, because all existing structures are expired and there will be no prospective renewal.

v.	Disclosures

IFRS 9 will require extensive new disclosures about hedge accounting, credit risk and ECLs. The Company’s assessment included an analysis to identify gaps against current processes and the Company’s is in the process of implementing controls changes that it believes will be necessary to capture the required data.

vi.	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except as described below:

•	The Company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classifications and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and liabilities resulting from de adoption of IFRS 9 will generally be recognized in retained earnings as at 1 January 2018;

•	The new hedge accounting requirements should generally be applied prospectively; and

•	The following assessments have to be made on the basis of the facts and circumstances that exist at the date of initial applications:

•	Determination of the business model within which a financial asset is held;

•	Designation and revocation of previous designations of certain financial assets and liabilities as measured at FVTPL; and

•	Designation of certain investments in equity instruments not held for trading as at FVOCI.

(d)	IFRS 16 Leases

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.

The Company is currently evaluating the effect of adopting the above standard and the impact it may have on its consolidated financial statements.

3.	Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br and Shoestock.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico respectively.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

The Company has aggregated Mexico and Argentina geographic divisions into one reportable segment, International. Mexico and Argentina share similar characteristics as an operating segment, including, but not limited to the same degree of risk, same opportunities for growth and similar products and service offerings to local customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

	Brazil								International								Corporate and others								Total
	Year ended December 31,								Year ended December 31,								Year ended December 31,								Year ended December 31,
	2015		2016		2017		2017		2015		2016		2017		2017		2015		2016		2017		2017		2015		2016		2017		2017
	BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD
Net Sales	R$	1,304,853	R$	1,554,405	R$	1,693,467	US$	511,931	R$	200,833	R$	185,135	R$	195,539	US$	59,111	R$	—	R$	—	R$	—	US$	—	R$	1,505,686	R$	1,739,540	R$	1,889,006	US$	571,042
Cost of sales		(858,062)		(1,043,700)		(1,132,900)		(342,473)		(152,439)		(145,044)		(158,527)		(47,922)		—		—		—		—		(1,010,501)		(1,188,744)		(1,291,427)		(390,395)

Segment gross profit		446,791		510,705		560,567		169,458		48,394		40,091		37,012		11,189		—		—		—		—		495,185		550,796		597,579		180,647
Salaries and employees’ benefits		(169,572)		(191,140)		(167,655)		(50,683)		(27,154)		(26,775)		(27,309)		(8,255)		(1,265)		(1,320)		(1,449)		(438)		(197,991)		(219,235)		(196,413)		(59,376)
Marketing expenses		(136,616)		(152,759)		(184,836)		(55,876)		(40,080)		(28,038)		(27,688)		(8,370)		(47)		(233)		(781)		(236)		(176,743)		(181,030)		(213,305)		(64,482)
Operating lease		(15,395)		(24,683)		(25,369)		(7,669)		(6,147)		(4,295)		(4,209)		(1,272)		—		—		—		—		(21,542)		(28,978)		(29,578)		(8,941)
Credit card fees		(26,391)		(25,572)		(30,213)		(9,133)		(6,460)		(6,380)		(6,166)		(1,864)		—		—		—		—		(32,851)		(31,952)		(36,379)		(10,997)
Information technology services		(26,581)		(29,473)		(30,064)		(9,088)		(1,770)		(1,560)		(1,152)		(348)		(7,190)		(6,244)		(6,054)		(1,830)		(35,541)		(37,277)		(37,270)		(11,266)
Amortization and depreciation		(18,470)		(27,777)		(27,503)		(8,314)		(1,520)		(1,262)		(967)		(292)		(425)		(2,163)		(3,350)		(1,013)		(20,415)		(31,202)		(31,820)		(9,619)
Consulting		(6,783)		(7,785)		(10,081)		(3,047)		(1,824)		(1,477)		(1,404)		(424)		(1,136)		(1,215)		(2,215)		(670)		(9,743)		(10,477)		(13,700)		(4,141)
Allowance for doubtful accounts		(5,833)		(6,227)		(25,443)		(7,691)		—		—		—		—		—		—		—		—		(5,833)		(6,227)		(25,443)		(7,691)
Sales commissions and royalties		(13,164)		(12,021)		(16,069)		(4,858)		(75)		(961)		(910)		(275)		—		—		—		—		(13,239)		(12,982)		(16,979)		(5,133)
Facilities expenses		(13,383)		(14,020)		(14,185)		(4,288)		—		(1,410)		(1,404)		(424)		—		—		—		—		(13,383)		(15,430)		(15,589)		(4,712)
Other selling, general and administrative expenses		(21,207)		(35,803)		(38,445)		(11,623)		(5,425)		(7,599)		(6,503)		(1,966)		(1,829)		(64)		(920)		(278)		(28,461)		(43,466)		(45,868)		(13,867)
Other operating (expense) income, net		(3,014)		(5,146)		(3,849)		(1,164)		(142)		(104)		(28)		(8)		(347)		(2)		(56)		(17)		(3,503)		(5,252)		(3,933)		(1,189)

Total operating expenses		(456,409)		(532,406)		(573,712)		(173,434)		(90,597)		(79,861)		(77,740)		(23,498)		(12,239)		(11,241)		(14,825)		(4,482)		(559,245)		(623,508)		(666,277)		(201,414)
Financial income		60,409		26,642		27,672		8,366		885		812		1,635		494		—		912		824		249		61,294		28,366		30,131		9,109
Financial expenses		(81,284)		(93,178)		(116,947)		(35,353)		(15,383)		(14,371)		(12,738)		(3,851)		—		(1)		(2,091)		(632)		(96,667)		(107,550)		(131,776)		(39,836)

Loss before income tax		(30,493)		(88,237)		(102,420)		(30,963)		(56,701)		(53,329)		(51,831)		(15,666)		(12,239)		(10,330)		(16,092)		(4,865)		(99,433)		(151,896)		(170,343)		(51,494)

Income tax expense		—		—		—		—		(80)		—		(2)		(1)		—		—		—		—		(80)		—		(2)		(1)

Segment net income (loss)	R$	(30,493)	R$	(88,237)	R$	(102,420)	US$	(30,963)	R$	(56,781)	R$	(53,329)	R$	(51,833)	US$	(15,667)	R$	(12,239)	R$	(10,330)	R$	(16,092)	US$	(4,865)	R$	(99,513)	R$	(151,896)	R$	(170,345)	US$	(51,495)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Sports (1)	R$	1,440,024	R$	1,556,717	R$	1,582,089	US$	478,262
Fashion (1)		65,662		174,549		272,423		82,353
Market Place		—		8,274		34,494		10,427

Total net sales	R$	1,505,686	R$	1,739,540	R$	1,889,006	US$	571,042

(1)	Freight services were allocated to the product revenues that they are related to.

Net sales generated from our international segment are denominated in local functional currencies. Revenues are translated at average rates prevailing throughout the period.

Net sales attributable to geographical areas are as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Brazil	R$	1,304,853	R$	1,554,405	R$	1,693,467	US$	511,931
Argentina		148,832		130,746		141,745		42,849
Mexico		52,001		54,389		53,794		16,262

Total net sales	R$	1,505,686	R$	1,739,540	R$	1,889,006	US$	571,042

Property and equipment and intangible assets by geography are as follows:

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,901	R$	69,350	US$	20,965
Argentina		3,071		2,574		778
Mexico		1,230		1,115		337

Total property and equipment, net	R$	74,202	R$	73,039	US$	22,080
Intangible assets, net
Brazil	R$	74,515	R$	95,684	US$	28,926
Argentina		32		11		3
Mexico		35		41		12
Cayman		13,011		20,103		6,077

Total intangible assets, net	R$	87,593	R$	115,839	US$	35,018

Total		161,795		188,878		57,098

4.	Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

Earnings per share data for both periods presented have been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.3).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Numerator
Net loss for the year attributable to the owners of the Parent	R$	(98,676)	R$	(151,074)	R$	(169,746)	US$	(51,314)

Denominator
Weighted average number of outstanding shares of common stock	21,185,316		21,435,576		28,510,918		28,510,918
Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(4.66)	R$	(7.05)	R$	(5.95)	US$	(1.80)

(1)	When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

5.	Net Sales

Details of net sales for years ended December 31, 2015, 2016 and 2017 were as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Product sales	R$	1,479,741	R$	1,692,258	R$	1,804,540	US$	545,509
Other revenues - Freight related services		25,861		39,008		49,972		15,106
Other revenues - Marketplace		—		8,274		34,494		10,427

Total net sales	R$	1,505,602	R$	1,739,540	R$	1,889,006	US$	571,042

The Company has established distribution centers in the Brazil States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rate of 2.0% during 2015 and a range from 0.5% to 1.0% during 2016 and 2017, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 2.0% during 2015 and 1.0% during 2016 and 2017.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 7 (a) of these financial statements presents the impact on cost of sales.

For the years ended December 31, 2015, 2016 and 2017, the total amounts of tax incentives recorded in net sales are as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
State of Pernambuco	R$	124,556	R$	95,151	R$	66,587	US$	20,129
State of Minas Gerais		40,589		121,520		152,588		46,127

Total tax incentives - Net sales	R$	165,145	R$	216,671	R$	219,175	US$	66,256

6.	Deferred Revenue

On October 30, 2015, the Company entered into a partnership agreement with a financial institution to create a co-branded credit card (“NCard”). Deferred revenue recorded represents the amount paid in advance by the financial institution for the exclusive use of the Company’s customer database and credit card activation.

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Deferred revenue from exclusive use of customer database	R$	13,250	R$	11,750	US$	3,552
Deferred revenue from credit card activation		19,625		17,484		5,285

Total	R$	32,875	R$	29,234	US$	8,837

Current		6,628		3,732		1,128
Non-current		26,247		25,502		7,709

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight line method, over the period of the contract (10 years). In the years ended December 31, 2015, 2016 and 2017, the amount of R$1,500, R$ 1,500 and 1,500 (US$453), respectively, was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within net sales, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the years ended December 31, 2016 and 2017 the amount of R$375 and R$2,141 (US$647), respectively, was recorded in other operating income related to credit card activations.

In the event the bank decides to terminate the contract early, the Company will be entitled to the remaining amount of deferred revenue related to the customer database proportionally to the remaining period of the contract while credit cards activation deferred revenue balances will be reimbursed to the bank proportionally to credit cards not activated, with interest.

In the event the Company decides to terminate the contract early, the amounts related to the customer database will be reimbursed to the bank proportionally to the remaining period of the contract and the amounts related to credit card activation will be reimbursed to the bank proportionally to credit cards not activated, both including interest. In addition, a penalty will be paid to the bank as follows:

	Penalty
Termination Year	BRL	USD
2018	7,200	2,177
2019	6,300	1,904
2020	5,400	1,632
2021	4,500	1,360
2022	3,600	1,088
2023	2,700	816
2024	1,800	544
2025	900	272

Additionally, the bank and the Company will share the profit and loss of this partnership, equally. In case of losses in the partnership, the amount attributable to the Company will be compensated with future profits. Losses in the partnership will only be absorbed by the Company in case of early termination of the contract, therefore the revenue will be recorded when the right to receive payment is established by the amount net of losses.

7.	Expenses

(a)	Costs of Sales

The following is the breakdown of cost of sales for years ended December 31, 2015, 2016 and 2017, respectively:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Cost of product sales	R$	873,068	R$	1,040,768	R$	1,126,781	US$	340,623
Shipping costs		129,903		140,415		152,295		46,038
Others		7,530		7,561		12,351		3,734

Total cost of sales	R$	1,010,501	R$	1,188,744	R$	1,291,427	US$	390,395

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 5 granted by the States of Minas Gerais and Pernambuco. For the years ended December 31, 2015, 2016 and 2017, the total amounts of non-recoverable ICMS are as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
State of Pernambuco	R$	31,356	R$	30,507	R$	25,218	US$	7,623
State of Minas Gerais		16,287		52,463		81,113		24,520

Non-recoverable ICMS	R$	47,643	R$	82,970	R$	106,331	US$	32,143

The impact of tax incentives net of non-recoverable ICMS for the years ended December 31, 2015, 2016 and 2017 is R$117,052, R$133,701 and R$112,844 (US$34,113), respectively.

During the first semester of 2016 and the year 2017, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$ 5,500 and R$10,118 (US$3,194), respectively, as a reduction of the cost of product sales.

(b)	Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for years ended December 31, 2015, 2016 and 2017, respectively:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Salaries and employees’ benefits	R$	118,545	R$	133,819	R$	141,829	US$	42,875
Marketing expenses		176,743		181,030		213,305		64,482
Operating lease		13,621		20,299		20,741		6,270
Credit card fees		32,851		31,952		36,379		10,997
Information technology services		2,615		1,896		1,414		427
Amortization and depreciation		2,396		7,624		4,312		1,303
Consulting		—		—		994		300
Allowance for doubtful accounts		5,833		6,227		25,443		7,691
Sales commissions and royalties		13,239		12,982		16,979		5,133
Facilities expenses		10,619		12,117		12,556		3,795
Others		22,052		35,746		35,256		10,659

Total selling and marketing expenses	R$	398,514	R$	443,692	R$	509,208	US$	153,932

(c)	General and Administrative Expenses

The following is the breakdown of general and administrative expenses for years ended December 31, 2015, 2016 and 2017, respectively:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Salaries and employees’ benefits	R$	79,446	R$	85,416	R$	54,584	US$	16,501
Operating lease		7,921		8,679		8,837		2,671
Information technology services		32,926		35,381		35,856		10,839
Amortization and depreciation		18,019		23,578		27,508		8,316
Consulting		9,743		10,477		12,706		3,841
Facilities expenses		2,764		3,313		3,033		917
Others		6,409		7,720		10,612		3,208

Total general and administrative expenses	R$	157,228	R$	174,564	R$	153,136	US$	46,293

(d)	Financial Income (Expenses)

The following is the breakdown of financial income and expenses of the Company for years ended December 31, 2015, 2016 and 2017, respectively:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Interest income	R$	35,132	R$	19,675	R$	24,635	US$	7,447
Foreign exchange gain		16,508		2,090		1,901		575
Imputed interest on installment sales		—		5,705		2,255		682
Derivative financial instruments gain		8,934		—		764		231
Other		720		896		576		174

Total financial income	R$	61,294	R$	28,366	R$	30,131	US$	9,109

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Interest expense	R$	58,473	R$	67,018	R$	63,478	US$	19,189
Imputed interest on credit purchases		24,438		32,653		53,981		16,318
Bank charges		7,537		3,005		6,451		1,950
Derivative financial instruments loss		—		1,238		—		—
Foreign exchange loss		3,509		—		2,327		703
Debt issuance costs		1,213		2,532		4,665		1,410
Other		1,497		1,104		874		266

Total financial expense	R$	96,667	R$	107,550	R$	131,776	US$	39,836

8.	Cash and Cash Equivalents

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Cash and bank balances	R$	6,769	R$	17,801	US$	5,381
Cash equivalents		104,535		378,161		114,317

Total cash and cash equivalents	R$	111,304	R$	395,962	US$	119,698

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) and investment funds, issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 91.94% of CDI (Interbank Deposit Certificate rate).

9.	Trade Accounts Receivable, Net

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Trade accounts receivables	R$	215,716	R$	134,039	US$	40,519
Allowance for doubtful accounts		(1,722)		(20,871)		(6,309)

Total trade accounts receivables,net	R$	213,994	R$	113,168	US$	34,210

The changes in the allowance for doubtful trade accounts receivable for years ended December 31, 2015, 2016 and 2017 are as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Balance at January 1	R$	(1,385)	R$	(555)	R$	(1,722)	US$	(522)
Additions		(5,833)		(6,227)		(25,443)		(7,691)
Write-offs		6,663		5,060		6,294		1,904

Balance at December 31	R$	(555)	R$	(1,722)	R$	(20,871)	US$	(6,309)

Information about the Company’s exposure to credit and other market risks is included in note 19.

10.	Inventories, Net

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Finished goods for resale	R$	356,529	R$	466,486	US$	141,018
Allowance for slow moving and others		(4,518)		(9,854)		(2,979)

Total inventories, net	R$	352,011	R$	456,632	US$	138,039

During the years December 31, 2015, 2016 and 2017, inventories of R$873,068, R$1,040,768 and R$1,126,781 (US$344,707) were sold and recognized as cost of sales in the consolidated statements of profit or loss, respectively.

In addition, due to obsolescence, damaged and slow moving items, the Company recognizes an allowance on the related inventories to their net realizable value. For years ended December 31, 2015, 2016 and 2017, the Company recognized a loss of R$216, R$593 and R$5,336 (US$1,613), respectively, which was included in cost of sales in the consolidated statements of profit or loss.

11.	Recoverable Taxes

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	63,574	R$	107,965	US$	32,638
VAT Taxes International		17,222		16,261		4,916
Taxes other than income tax (PIS and COFINS)		12,148		14,829		4,483
Withholding income taxes		2,739		4,467		1,350
Others		3,824		7,290		2,203

Total recoverable taxes	R$	99,507	R$	150,812	US$	45,590

Current		66,329		80,047		24,198
Non-Current		33,178		70,765		21,392

12.	Property and Equipment, Net

(a)	Breakdown

	Year ended December 31, 2016
	Gross			Depreciation	Net
	BRL			BRL	BRL
Leasehold improvements		51,270		(16,517)		34,753
Machinery and equipment		20,918		(7,119)		13,799
Hardware		27,815		(13,869)		13,946
Facilities		6,694		(1,920)		4,774
Furniture and fixture		4,915		(1,633)		3,282
Vehicles		328		(65)		263
Construction in progress		3,385		—		3,385

Total property and equipment, net	R$	115,325	R$	(41,123)	R$	74,202

	Year ended December 31, 2017
	Gross		Depreciation	Net		Net
	BRL		BRL	BRL		USD
Leasehold improvements		54,868	(18,404)		36,464		11,023
Machinery and equipment		21,114	(8,502)		12,612		3,813
Hardware		29,907	(17,687)		12,220		3,694
Facilities		7,201	(2,533)		4,668		1,411
Furniture and fixture		6,295	(2,130)		4,165		1,259
Vehicles		165	(87)		78		24
Construction in progress		2,832	—		2,832		856

Total property and equipment, net	R$	122,382	R$ (49,343)	R$	73,039	US$	22,080

(b)	Movement for the year

	Leasehold		Machinery and						Furniture and				Construction
	improvements		equipment		Hardware		Facilities		fixture		Vehicles		in progress		Total		Total
	BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		USD
As of January 1, 2015		28,532		10,412		8,664		4,211		2,839		57		27		54,742

Additions		2,131		4,525		4,536		1,963		530		129		7,902		21,716
Disposals		(519)		(113)		(117)		(4)		(76)		(3)		—		(832)
Depreciation for the year		(2,258)		(1,521)		(3,482)		(569)		(495)		(33)		—		(8,358)
Tranfers		5,583		291		559		272		174		—		(6,642)		237
Net exchange differences arising from translation adjustments		(6)		2		99		59		23		—		—		177

As of December 31, 2015	R$	33,463	R$	13,596	R$	10,259	R$	5,932	R$	2,995	R$	150	R$	1,287	R$	67,682

Additions		10,903		2,569		7,403		758		1,218		157		3,384		26,392
Disposals		(180)		(76)		(220)		(39)		(194)		(1)		—		(710)
Depreciation for the year		(9,833)		(2,012)		(4,054)		(725)		(629)		(36)		—		(17,289)
Tranfers		602		—		673		—		11		—		(1,286)		—
Net exchange differences arising from translation adjustments		(202)		(278)		(115)		(1,152)		(119)		(7)		—		(1,873)

As of December 31, 2016		34,753		13,799		13,946		4,774		3,282		263		3,385		74,202	22,431

Additions		358		207		2,018		543		701		—		4,084		7,911	2,391
Disposals		—		—		(23)		(7)		(17)		(152)		—		(199)	(60)
Depreciation for the year		(1,944)		(1,444)		(3,925)		(657)		(524)		(34)		—		(8,528)	(2,578)
Tranfers		3,340		131		206		205		755		—		(4,637)		—	—
Net exchange differences arising from translation adjustments		(43)		(81)		(2)		(190)		(32)		1		—		(347)	(104)

As of December 31, 2017	R$	36,464	R$	12,612	R$	12,220	R$	4,668	R$	4,165	R$	78	R$	2,832	R$	73,039	22,080

At December 31, 2016 and 2017, properties with a carrying amount of R$5,007 and R$4,547 (US$1,375), respectively were granted as collateral under certain loan and financing arrangements.

During the year ended December 31, 2017, the main additions to construction in progress relates to Shoestock’s store in São Paulo and Extrema warehouse expansion.

13.	Intangible assets, Net

(a)	Breakdown

	Year ended December 31, 2016
	Gross			Amortization	Net
	BRL			BRL	BRL
Software purchased	R$	42,837	R$	(28,366)	R$	14,471
Software developed		59,185		(20,625)		38,560
Software in development		20,002		—		20,002
Trademark		14,001		—		14,001
Other		559		—		559

Total intangible assets, net	R$	136,584		R$ (48,991)	R$	87,593

	Year ended December 31, 2017
	Gross			Amortization	Net		Net
	BRL			BRL	BRL		USD
Software purchased	R$	49,151	R$	(34,677)	R$	14,474	US$	4,375
Software developed		98,293		(37,738)		60,555		18,307
Software in development		26,250		—		26,250		7,935
Trademark		14,001		—		14,001		4,232
Other		559		—		559		169

Total intangible assets, net	R$	188,254		R$ (72,415)	R$	115,839	US$	35,018

(b)	Movement for the year

	Software		Software		Software
	purchased		developed		in development		Trademark		Other		Total		Total
	BRL		BRL		BRL		BRL		BRL		BRL		USD
As of January 1, 2015		14,884		16,495		8,774		—		357		40,510

Additions		8,404		5,413		11,320		—		—		25,137
Disposals		(91)		—		—		—		—		(91)
Amortization for the year		(10,554)		(2,181)		—		—		—		(12,735)
Tranfers		5,568		7,001		(13,008)		—		202		(237)
Net exchange differences arising from translation adjustments		8		66		1		—		—		75

As of January 1, 2016	R$	18,219	R$	26,794	R$	7,087	R$	—	R$	559	R$	52,659

Additions		1,738		15,722		18,760		14,001		—		50,221
Disposals		—		(187)		—		—		—		(187)
Amortization for the year		(5,777)		(8,134)		—		—		—		(13,911)
Tranfers		316		5,529		(5,845)		—		—		—
Net exchange differences arising from translation adjustments		(25)		(1,164)		—		—		—		(1,189)

As of December 31, 2016		14,471		38,560		20,002		14,001		559		87,593		26,480

Additions		4,850		10,641		35,562		—		—		51,053		15,433
Disposals		—		—		—		—		—		—		—
Amortization for the year		(6,320)		(16,972)		—		—		—		(23,292)		(7,041)
Tranfers		1,475		27,852		(29,327)		—		—		—		—
Net exchange differences arising from translation adjustments		(2)		474		13		—		—		485		146

As of December 31, 2017	R$	14,474	R$	60,555	R$	26,250		14,001	R$	559	R$	115,839	U$	35,018

The amortization cost of intangible assets is recognized in the consolidated statements of profit or loss and allocated into selling expenses and general and administrative expenses based on the nature and use of intangible assets.

During the year ended December 31, 2017, the main additions to software in development relates to website platform, mobile platform and marketplace. Included in this amount are capitalized borrowing costs related to the Software in development of R$421 (US$127), calculating using a capitalization rate of TJLP (Long-Term Interest Rate) plus 3% p.a..

14.	Trade accounts payable

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Trade accounts payable - domestic	R$	315,072	R$	339,634	US$	102,671
Trade accounts payable - foreign		20,358		26,201		7,920

Total trade accounts payable	R$	335,430	R$	365,835	US$	110,591

Information about the Company’s exposure to currency and liquidity risks is included in note 19.

15.	Reverse factoring

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Trade accounts payable	R$	27,867	R$	126,755	US$	38,318
Other liabilities		—		22,173		6,703

Total reverse factoring	R$	27,867	R$	148,928	US$	45,021

The Company has entered into supply chain finance transactions with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories.

16.	Accrued Expenses

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Selling and marketing services	R$	67,090	R$	76,228	US$	23,044
Freight		24,774		11,087		3,352
Gift card		5,225		7,191		2,174
Information technology		7,301		3,460		1,046
Acquisition of fixed assets and intangible		4,677		1,710		517
Rentals		3,031		2,987		903
Services		4,277		4,047		1,223
Employees benefits		834		3,566		1,078
Other		4,839		10,090		3,049

Total accrued expenses	R$	122,048	R$	120,366	US$	36,386

17.	Debt

The carrying value of the Company’s outstanding debt consists of the following:

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Secured borrowings	R$	255,471	R$	199,320	US$	60,254
Nonconvertible notes - Debentures		122,284		84,202		25,454
Bank loans		5,161		2,449		740
Transfer of financial assets with recourse		4,466		—		—

Total long-term debt		387,382		285,971		86,448
Current portion of long-term debt		75,956		106,577		32,218

Long-term debt, net of current portion	R$	311,426	R$	179,394	US$	54,230

The terms and conditions for loans and borrowings as of December 31, 2016 and 2017 are as follows:

				At December 31, 2016	At December 31, 2017	At December 31, 2017
	Currency	Nominal interest rate p.a.	Year of maturity	Carrying amount	Carrying amount	Carrying amount
				BRL	BRL	USD
Secured borrowing - FINAME/BNDES	RS	5.5%	2018	506	200	60
Secured borrowing - FINAME/BNDES	RS	3.0%	2018	926	338	102
Nonconvertible notes - Debentures	RS	100% of CDI + 3.2%	2020	122,284	84,202	25,454
Secured borrowing - Working capital	RS	138.5% of CDI	2020	130,001	115,783	35,002
Secured borrowing - Working capital	RS	100% of CDI + 4.74%	2020	64,819	—	—
Secured borrowing - Working capital	RS	100% of CDI + 3.65%	2020	59,219	56,811	17,174
Secured borrowing - Working capital	RS	TJLP +3%	2026	—	26,188	7,916
Transfer of financial assets with recourse	RS	129.5% of CDI	2017	4,466	—	—
Bank Loan	MXN	TIIE + 1.6%	2017	5,161	—	—
Bank Loan	MXN	TIIE + 1.6%	2018	—	2,449	740

Total				387,382	285,971	86,448

CDI: Interbank Deposit Certificate rate.

TIIE: Interbank Equilibrium Interest Rate

FINAME/BNDES: Special Agency for Industrial Financing/ National Bank of Economic and Social Development

The Company’s subsidiary NS2 entered into secured borrowing and bank loan arrangements for working capital and acquisition of property and equipment. Additionally, the subsidiary NS2 issued nonconvertible debentures to settle previous debt and for working capital purposes. The secured borrowings and debentures are secured by the fiduciary assignment of the trade accounts receivable originated by credit card sales with a carrying amount of R$117,365 and R$87,418 (US$26,426) on December 31, 2016 and 2017, respectively. Certain items of property and equipment were given as collateral for FINAME/BNDES loans, with the carrying amount of R$5,007 and R$4,547 (US$1,375) at December 31, 2016 and 2017, respectively.

As a consequence of obtaining secured borrowings for working capital purposes, NS2 assumed the covenant of maintaining the ratio between financial debt and accounts receivable from credit card operators lower or equal to 3 (three).

For the nonconvertible debentures issuance, NS2 assumed contractual commitments that may accelerate the maturity of obligations in their entirety if the following situations occur, mainly related to: i) non-payment by the issuer, on maturity date, of the contracted obligations to debenture holders; ii) non-compliance by the Company, while there are outstanding debentures, with the ratio of financial indebtedness and accounts receivable from credit cards lower or equal to 3 (three) to be calculated semi-annually based on the financial statements.

The Company was in compliance as of December 31, 2017, with all financial covenants described above, as demonstrated below:

	Year ended December 31,
	2016	2017	2017
	BRL	BRL	USD
Credit card operations – Gross(1)	203,691	114,218	34,528
Long-term debt	387,382	285,971	86,448
Coefficient ratio (lower or equal to 3)	1.90	2.50	2.50

(1)	For covenants calculation purposes, the numerator used to calculate the ratio (credit card gross) represents the balance receivable from credit card operators as of December 31, 2017 considering the face value of the corresponding sales invoices (i.e. including interest over installment sales).

On July 03, 2017, the Company entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (public institution linked to the Ministry of Science and Technology), in the amount of R$79,667. The funds from this financing will be part of a financing package aimed at supporting the strategic plan of innovation. The financing has a grace period of 24 months, which covers the period from the agreement signature date and to the date of maturity of the amortization installment, payable in 85 installments, with the first one falling due on July 15, 2019 and the last on July 15, 2026. The first tranche of R$25.8 million was received in October 2017.

The weighted average interest rate for debt was 17.99% and 9.87% for the years ended December 31, 2016 and 2017, respectively.

Reconciliation of movements of assets, liabilities and equity to cash flows arising from financing activities

	Assets or liabilities
	Long term debt				Reverse factoring				Trade accounts payable				Trade accounts receivable
	BRL		USD		BRL		USD		BRL		USD		BRL		USD
As of January 1, 2017	R$	387,382	US$	117,105	R$	27,867	US$	8,424	R$	335,430	US$	101,400	R$	213,994	US$	64,690
Changes from financing cash flows
Proceeds from debt		159,984		48,363		—		—		—		—		—		—
Payments of debt		(170,459)		(51,529)		—		—		—		—		—		—
Payments of interest		(46,613)		(14,091)		(916)		(277)		(55,936)		(16,909)		(7,166)		(2,166)
Proceeds from issuance of common shares		—		—		—		—		—		—		—		—
Total from financing cash flows		(57,088)		(17,258)		(916)		(277)		(55,936)		(16,909)		(7,166)		(2,166)
Other changes
Adjustments to reconcile net loss to net cash used in operating activities		50,277		15,199		916		277		53,981		16,318		(18,277)		(5,525)
Changes in operating assets and liabilities		—		—		121,061		36,596		34,290		10,366		(74,450)		(22,506)
Cash flows from investing activities		—		—		—		—		—		—		(2,071)		(626)
Non-cash investing and financing activities		(94,151)		(28,462)		—		—		—		—		—		—
Effect of changes in foreign exchange rates		(449)		(136)		—		—		(1,930)		(583)		1,138		344
Total from other changes		(44,323)		(13,399)		121,977		36,873		86,341		26,101		(93,660)		(28,313)

As of December 31, 2017	R$	285,971	US$	86,448	R$	148,928	US$	45,021	R$	365,835	US$	110,591	R$	113,168	US$	34,210

	Equity
	Share Capital				Additional-paid in capital
	BRL		USD		BRL		USD
As of January 1, 2017	R$	141	US$	43	R$	821,988	US$	248,485
Changes from financing cash flows
Proceeds from debt		—		—		—		—
Payments of debt		—		—		—		—
Payments of interest		—		—		—		—
Proceeds from issuance of common shares		84		25		423,082		127,897
Total from financing cash flows		84		25		423,082		127,897
Other changes
Adjustments to reconcile net loss to net cash used in operating activities		—		—		—		—
Changes in operating assets and liabilities		—		—		—		—
Cash flows from investing activities		—		—		—		—
Non-cash investing and financing activities		19		6		101,030		30,541
Effect of changes in foreign exchange rates		—		—		(593)		(179)
Total from other changes		19		6		100,437		30,362

As of December 31, 2017	R$	244	US$	74	R$	1,345,507	US$	406,744

18.	Derivative Financial Instruments

a)	Derivatives not designated as hedge accounting

The Company recognized a derivative loss of R$2,308, R$1,238 and R$0 as financial expense and recognized a derivative gain of R$0, R$0 and R$764 as financial income, in the consolidated statements of profit or loss for the years ended December 31, 2015, 2016 and 2017, respectively.

The objective of these derivatives was to manage foreign exchange risks.

b)	Derivatives designated as hedge accounting

The Company utilized non-deliverables forwards as the hedging instruments for cash flow hedges which had a fair value of R$186 and R$0 (US$0) on December 31, 2016 and 2017, respectively, recorded as liabilities. Since March 2016, the Company has not entered into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies.

19.	Financial Instruments - Fair Value and Risk Management

(a)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

		As at December 31, 2016
		Carrying amount					Fair value
Financial assets or liabilities, measured at fair value	Note	Fair value		Loans and receivables	Other financial liabilities	Total	Level 2
		BRL		BRL	BRL	BRL	BRL
Forward exchange contracts used for hedging	18	R$	(186)	—	—	(186)	R$	(186)

Total		R$	(186)	—	—	(186)	R$	(186)

		As at December 31, 2016
		Carrying amount
Financial assets or liabilities, not measured at fair value	Note	Fair value		Loans and receivables	Other financial liabilities	Total
		BRL		BRL	BRL	BRL
Cash and cash equivalents	8		—	111,304	—	111,304
Restricted cash, current and non-current portion			—	43,200	—	43,200
Trade accounts receivables	9		—	213,994	—	213,994
Due from related parties	24		—	17	—	17
Judicial deposits	25		—	71,817	—	71,817
Other assets, current and non-current portion				22,126	—	22,126
Trade accounts payable	14		—	—	(335,430)	(335,430)
Reverse factoring	15				(27,867)	(27,867)
Long-term debt	17		—	—	(387,382)	(387,382)
Accrued expenses	16		—	—	(122,048)	(122,048)
Other current liabilities			—	—	(33,331)	(33,331)

Total		R$	—	462,458	(906,058)	(443,600)

As at December 31, 2017
		Carrying amount					Fair value		Fair value
Financial assets or liabilities, measured at fair value	Note	Fair value		Loans and receivables	Other financial liabilities	Total	Level 2		Level 2
		BRL		BRL	BRL	BRL	BRL		USD
Forward exchange contracts used for hedging		R$	—	—	—	—	R$	—	US$	—

Total		R$	—	—	—	—	R$	—	US$	—

		As at December 31, 2017
		Carrying amount
Financial assets or liabilities, not measured at fair value	Note	Fair value		Loans and receivables	Other financial liabilities	Total	Total
		BRL		BRL	BRL	BRL	USD
Cash and cash equivalents	8	R$	—	395,962	—	395,962	US$	119,698
Restricted cash, current and non-current portion			—	34,445	—	34,445		10,413
Trade accounts receivables	9		—	113,168	—	113,168		34,210
Due from related parties	24		—	12	—	12		4
Judicial deposits	25		—	106,914	—	106,914		32,320
Other assets, current and non-current portion			—	22,246	—	22,246		6,725
Trade accounts payable	14		—	—	(365,835)	(365,835)		(110,591)
Reverse factoring	15		—	—	(148,928)	(148,928)		(45,021)
Long-term debt	17		—	—	(285,971)	(285,971)		(86,448)
Accrued expenses	16		—	—	(120,366)	(120,366)		(36,386)
Other liabilities, current and non-current portion			—	—	(31,044)	(31,044)		(9,384)

Total		R$	—	672,747	(952,144)	(279,397)	US$	(84,460)

(b)	Measurement of fair values

Derivative financial instruments mainly consist of foreign currency forward exchange contracts and foreign currency swaps. The fair value of these derivative financial instruments are measured by using market observable inputs such as the foreign exchange spot and forward rates and discount rates. As of December 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The estimated fair value of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2016 and 2017 closely approximated the fair value at December 31, 2016 and 2017, respectively.

During the years ended December 31, 2016 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

(c)	Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company’s executive officers, which in turn is under the oversight of the Company’s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•	credit risk (see (i));

•	liquidity risk (see (ii)); and

•	market risk (see (iii)).

i. Credit risk

Credit risk is the Company’s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade accounts receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company’s consolidated trade accounts receivable as of December 31, 2016 and 2017.

At December 31, 2016 and 2017, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Credit card operations	R$	162,915	R$	87,983	US$	26,597
B2B customers		52,801		46,056		13,922

Total trade accounts receivable	R$	215,716	R$	134,039	US$	40,519
Allowance for doubtful accounts		(1,722)		(20,871)		(6,309)

Trade accounts receivable, net	R$	213,994	R$	113,168	US$	34,210

At December 31, 2016 and 2017, respectively, the aging of trade accounts receivable was as follows:

	As at December 31, 2016
	Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
	BRL		BRL		BRL
Not past due	R$	197,631	R$	—	R$	197,631
Past due 1-30 days		9,497		—		9,497
Past due 31-90 days		3,455		—		3,455
Past due 91-120 days		1,314		—		1,314
Past due 120-180 days		2,097		—		2,097
Past due over 180 days		1,722		(1,722)		—

Total	R$	215,716	R$	(1,722)	R$	213,994

	As at December 31, 2017
	Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
	BRL		BRL		BRL		USD
Not past due	R$	109,135	R$	(8,199)	R$	100,936	US$	30,513
Past due 1-30 days		5,449		(2,134)		3,315		1,002
Past due 31-90 days		5,304		(3,686)		1,618		489
Past due 91-120 days		3,551		(1,845)		1,706		516
Past due 120-180 days		4,278		(3,108)		1,170		354
Past due over 180 days		6,322		(1,899)		4,423		1,336

Total	R$	134,039	R$	(20,871)	R$	113,168	US$	34,210

During 2017, the Company experienced delays in payment from certain B2B customers and entered into negotiations aiming at recovering overdue receivables. As a result of this situation, and based on an assessment considering payment behavior and credit risk, the Company recorded an allowance for doubtful accounts of R$16.8 million in relation to these customers in 2017.

Cash and cash equivalents

The Company held cash and cash equivalents of R$111,304 and R$395,962 (US$119,698) at December 31, 2016 and 2017, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to BB-, based on Standard & Poor’s credit rating for local currency credit issuers.

ii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities as of December 31, 2017. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of December 31, 2017.

	As at December 31, 2017
	Carrying amount		Carrying amount		Contractuall cash flows
					Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
	BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	285,971	US$	86,448	R$	114,356	R$	175,141	R$	9,634	R$	10,558
Trade accounts payable		365,835		110,591		369,493		—		—		—
Reverse factoring		148,928		45,021		150,625		—		—		—
Taxes and contributions payable		19,875		6,008		19,875		—		—		—
Accrued expenses		120,366		36,386		120,366		—		—		—
Other current liabilities		31,017		9,376		31,017		—		—		—
Provision for labor, civil and tax risks		12,523		3,786		—		—		—		12,523
Other non-current liabilities		27		8		—		—		—		27

	R$	984,542	US$	297,624	R$	805,732	R$	175,141	R$	9,634	R$	23,108

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2016 and 2017:

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	111,304	R$	395,962	US$	119,698
Undrawn credit facility		290		347		105

Available liquidity	R$	111,594	R$	396,309	US$	119,803

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, (v) raise capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million. These measures are enabling the Company to secure liquidity to maintain its operations.

The Company has also raised capital from investors through Initial Public Offering, as described in note 21.

iii. Market risk

(a)	Foreign Currency Exchange Risk

The Company’s net sales are denominated in the functional currencies of the countries in which its operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

Since March 2016, the Company does not enter into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies.

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

December 31, 2017
USD
Trade accounts payable	7,920
Accrued expenses	879

Net statement of financial position exposure	8,799

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

	Profit or loss
At December 31, 2017	Strenghthening		Weakening
	BRL		BRL
Net exposure in USD	R$	2,911	(2,911)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2017.

(b)	Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company’s financial expense on borrowings subject to variable interest rates would increase or decrease by R$2,572 (US$778) for the year ended December 31, 2017. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$912 (US$276) for the year ended December 31, 2017.

(c)	Inflation Risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

20.	Income Taxes

Income tax expenses have been allocated as follows:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Income tax benefit (expense)	R$	(80)	R$	—	R$	(2)	US$	(1)

Income tax expense recognized in statements of operations		(80)		—		(2)		(1)

Income tax expense recognized in statements of other compredensive income (loss)	R$	(447)	R$	—	R$	(2)	US$	(1)

Income tax benefit (expense)	R$	(527)	R$	—	R$	(2)	US$	(1)

A reconciliation of income tax expense at the weighted average tax rate to the Company’s and its subsidiaries actual income tax expense at December 31, 2015, 2016 and 2017, is shown below:

	Year ended December 31,
	2015		2016		2017		2017
	BRL		BRL		BRL		USD
Loss before income tax	R$	(99,433)	R$	(151,896)	R$	(170,343)	US$	(51,494)
Tax rate		28.18%		31.46%		30.62%		30.62%

		28,020		47,786		52,156		15,767
Increase (decrease) resulting from:
Non-deductible expenses		(779)		(881)		(4,382)		(1,325)
Unrecognized deferred tax benefits		(26,726)		(46,542)		(47,776)		(14,444)
Other		(595)		(364)		—		—

		(80)		—		(2)		(1)
Effective tax rate		0.08%		0.00%		0.00%		0.00%

Income tax expense	R$	(80)	R$	—	R$	(2)	US$	(1)

The Company believes that its accruals for tax liabilities are adequate based on its assessment of many factors, including interpretations of tax law and prior experience.

Unrecognized deferred income tax assets

The Company and its subsidiaries have experienced tax losses since inception and therefore they have not recognized deferred income tax assets in respect of the following items to the extent there is no taxable temporary difference that will reverse in the same period that deductible temporary differences reverse.

Deferred income tax assets may be recognized when the Company starts to experience future sustainable taxable income during the carryforward period and it is probable that these tax benefits will be realized.

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Deductible temporary differences	R$	54,305	R$	52,139	US$	15,761
Income tax loss carry foward		169,765		195,538		59,111

Total unrecognized deferred income tax assets	R$	224,070	R$	247,677	US$	74,872

Brazilian unrecognized income tax carryforward losses amounting to R$142,218 (US$42,992) at December 31, 2017 do not expire, however they can only offset up to 30 percent of a taxpayer’s taxable income in any given year.

Tax loss carryforwards for Argentina and Mexico expire as follows:

	Year ended December 31,
	2017		2017
Expiry date	BRL		USD
2018	R$	1,178	US$	356
2019		4,056		1,226
2020		5,970		1,805
2021		7,128		2,155
2022 and thereafter		34,988		10,577

	R$	53,320	US$	16,119

21.	Shareholders’ Equity

(a)	Common Shares:

On March 30, 2017, the general meeting of shareholders of the Company approved the issuance of 9,487,500 common shares of a nominal or par value of US$0.0033 each of the Company in a Securities and Exchange Commission registered Initial Public Offering, which includes an over-allotment option of up to 1,237,500 Common Shares.

At December 31, 2016 and 2017, the Company had 21,437,076 and 31,557,785 of common shares, respectively, with a par value of US$0.0033 issued and outstanding, respectively. All common shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends and to one vote per share at general meetings of the Company. The Company has not declared a dividend for the years ended December 31, 2015, 2016, and 2017.

(b)	Initial Public Offering:

On April 18, 2017, the Company completed its Initial Public Offering (IPO). The Company sold 8,250,000 of its common shares at a public offering price of $18.00 per common share, for gross proceeds of $148.5 million (or R$459.7 million, using the exchange rate on the date of completion of the IPO). The Company received net proceeds of $134.2 million (or R$415.6 million, using the exchange rate on the date of completion of the IPO), after deducting $9.7 million (or R$29.9 million, using the exchange rate on the date of completion of the IPO) in underwriting discounts and commissions and $4.6 million (or R$14.2 million, using the exchange rate on the date of completion of the IPO) of offering expenses.

(c)	Convertible Notes:

On February 22, 2017, the Company entered into a note purchase agreement pursuant to which it issued and sold unsecured promissory notes convertible into its common shares, in the aggregate principal amount of US$30.0 million, to certain of its shareholders.

The Company determined that the convertible notes constituted a hybrid instrument with characteristics of a debt containing embedded derivative features requiring separate accounting as a derivative instrument. The liability related to the convertible notes was initially recorded at fair value and, subsequently, at amortized cost. The embedded derivative associated with the convertible notes was recorded at fair value with its changes being recorded in the statement of profit or loss.

Immediately prior to the completion of the IPO, the convertible notes (principal amount and any unpaid accrued interest) and its embedded derivative was converted into our common shares with a 10% price discount relative to the initial public offering price of the Company’s outstanding common shares. The value of the Company’s outstanding convertible notes (principal amount and unpaid accrued interest) and its embedded derivative was US$ 30,4 million (or R$94,2 million, using the exchange rate on the date of completion of the IPO) that was converted in 1,870,709 common shares.

(d)	Treasury Shares

All rights attached to the Company’s common shares held by the Company (i.e. treasury shares) are suspended until those shares are reissued. During 2015 and 2016, the Company’s board of directors approved the repurchase of 5,257 and 7,320 of its own common shares.

A summary of treasury shares activities during the years ended December 31, 2015, 2016 and 2017 is set forth in the following table:

	No. Shares	Share Capital
		BRL		USD
Balance at January 1, 2015	10,074	R$	547
Repurchased	5,257		378

Balance at December 31, 2015	15,331	R$	925
Repurchased	7,320		608

Balance at December 31, 2016	22,651		1,533	US$	463
Repurchased	—		—		—

Balance at December 31, 2017	22,651	R$	1,533	US$	463

22.	Share-based Payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 631,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)	Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has became public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was re-measured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of Company’s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706 (US$4,143).

For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

In 2016, the Company repurchased 7,320 shares. No shares were repurchased in 2017.

As the Company provide holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company’s shares.

A summary of option activities under the Plan and changes during the years ended December 31, 2016 and 2017 is set forth in the following table:

Cash-settled arrangements	Number of Units	Weighted Average Exercise Price Per Unit		Weighted Average Remaining Contractual Term (in years)
		USD
Oustanding at January 1, 2015	383,661	US$	26.17	1.7 year
Granted	12,000		8.10
Exercised	(8,406)		8.10
Forfeited/Cancelled	(102,921)		42.36
Expired	(11,187)		39.60

Oustanding at December 31, 2015	273,147	US$	19.28	1.1 year
Granted	110,250		8.10
Exercised	(20,022)		8.10
Forfeited/Cancelled	(14,673)		8.10
Expired	(1,935)		8.10

Oustanding at December 31, 2016	346,767	US$	16.91	1.3 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(73,710)		43.31
Expired	—		—
Transfer to equity-settled arrangements on April 12nd	(273,057)		(9.59)

Oustanding at December 31, 2017	—	US$		0 year

Vested at December 31, 2016	228,501
Vested at December 31, 2017	—

(b)	Equity-settled arrangements

On November 14, 2016 and on March 29, 2017, the Company granted 7,750 and 42,500 share options respectively, under the Plan with a non-market performance condition (Initial Public Offering—IPO) combined with a requirement that the holder of the award is employed until six months after the IPO.

The share option expense has been recognized since the grant date, and was fully recognized by October 2017. The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company provide holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company’s shares.

A summary of option activities under the Plan and changes during the years ended December 31, 2016 and 2017 is set forth in the following table:

	Number of Units	Weighted Average Exercise Price Per Unit		Weighted Average Remaining Contractual Term (in years)
Equity-settled arrangements			USD
Oustanding at January 1, 2016	—		—
Granted	23,250		8.10
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at December 31, 2016	23,250	US$	8.10	0.8 year

Granted	127,500		8.10
Exercised	(30,308)		8.10
Forfeited/Cancelled	(23,879)		8.10
Expired	—		—
Transfer to equity-settled arrangements on April 12nd	273,057		9.59

Oustanding at December 31, 2017	369,620	US$	9.20	0.7 year

Vested at December 31, 2016	230,616
Vested at December 31, 2017	381,282

As of December 31, 2017, the Company had remaining unrecognized compensation cost of R$6,707 (US$2,027), which is expected to be recognized over a weighted average period of 1.22 year.

The Company recognized compensation expense (income) for both cash and equity-settled arrangements of (R$3,444), R$930 and (R$13,860) (US$4,190) for years ended December 31, 2015, 2016 and 2017, respectively.

The fair value of the shares for cash-settled arrangements was estimated at US$40.46 per share at December 31, 2016 based on guideline public comparable company method, or GPCM prepared by the Company. Upon completion of the Initial Public Offering, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value was remeasured to US$18.00 per share, based on the guideline public comparable company method, or GPCM, which was used for the pricing of the initial public offering (see note 21).

23.	Defined Contribution Plan

Since May 2012, NS2.Com Internet Ltda., a wholly-owned subsidiary of the Parent, offers to all of its employees, after their 6th month of employment, a supplementary retirement plan, aimed at assisting in supplementing retirement. It is a defined contribution plan and the contributions made by the sponsor are made on an individual basis (the contributions of sponsor are equal to the contributions made by the participant) from 1% to 6% of participant’s monthly salary, according to hierarchical level. Should the participant end the employment relationship with the Company, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund with an outstanding balance that may be used to compensate futures sponsor’s contributions. The plan is managed by Santander bank.

At December 31, 2015, 2016 and 2017, the Company had outstanding funds of R$354, R$504 and R$956 (US$289), respectively. For the years ended December 31, 2016 and 2017, the Company made contributions of R$331 and R$707 (US$214), respectively. As of December 31, 2016 and 2017, the number of participants in the plan corresponded to 53 and 52 employees, respectively.

24.	Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2016 and 2017 are listed in note 2.4.

The Company has the following related party transactions:

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	17	R$	12	US$	4

	Year ended December 31,
	2015	2016	2017	USD Total
	BRL	BRL	BRL	USD
Income statement amounts
Key management personnel compensation
Compensation and short-term benefits	9,203	9,535	19,699	5,955
Share-based payments	5,665	677	4,652	1,406

Total	14,868	10,212	24,351	7,361
Financial expenses
Convertible notes interest	—	—	2,069	653

25.	Commitments and Contingencies

(a)	Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is reasonably possible or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

	Labor		Civil		Tax		Total
	BRL		BRL		BRL		BRL
As of December 31, 2015	R$	1,378	R$	1,313	R$	1,238	R$	3,929
Additions		570		3,946		2,217		6,733
Payments		(1,456)		(4,029)		—		(5,485)

As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177

	Labor		Civil		Tax		Total		Total
	BRL		BRL		BRL		BRL		USD
As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177	U$	1,565
Additions		383		3,039		7,222		10,644		3,218
Payments		(52)		(3,246)		—		(3,298)		(997)

As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,786

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company’s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

In September 2017, the Company received a tax assessment amounting to R$89,013 from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company’s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

(b)	Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

	Year ended December 31,
	2016		2017		2017
	BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS)[1]	R$	67,548	R$	94,909	US$	28,691
PIS and COFINS on financial income[1]		1,139		2,558		773
Tax on manufactured products (IPI)[2]		2,192		7,489		2,264
Other		938		1,958		592

Total judicial deposits		71,817		106,914		32,320

(1)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS)

The Company is involved in disputes related to:

i)	Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company’s lawyers changed the estimate of chance of losing of this legal dispute from possible at December 31, 2016 to remote at December 31, 2017. The Company has not recorded a provision for this proceeding since its lawyers estimate the chance of losing this legal dispute as remote.

Since August of 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)	A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2) Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

(c)	Operating Leases

The Company has operating leases on a number of buildings where its distribution centers and administrative headquarters are located with third parties in arm’s length conditions. The agreements mature on different date and are annually indexed to the General Market Price Index (IGP-M). The future minimum payments of non-cancellable operating leases are presented below:

	BRL		USD
Up to one year	R$	31,409	US$	9,495
One to five years		101,484		30,678
More than five years		70,621		21,348

Total	R$	203,514	US$	61,521

During the years ended December 31, 2015, 2016 and 2017, the Company recorded total operating lease expenses of R$21,542, R$28,978 and R$29,578 (US$8,941), respectively.

***********

EXHIBIT INDEX

Exhibit No.	Description

1.01	Fourth Amended and Restated Memorandum and Articles of Association of Netshoes (Cayman) Limited as currently in effect (incorporated herein by reference to Exhibit 3.02 to the Registration Statement on Form F-1filed with the SEC on April 6, 2017, File No. 333-216727).

2.01	Fifth Amended and Restated Shareholders’ Agreement executed by and between Netshoes (Cayman) Limited, CDK Net Fund IC, HCFT Holdings, LLC, Hagop Chabab, Tiger Global Private Investment Partners V, L.P., Tiger Global Private Investment Partners VI, L.P., Metal Monkey Trust, Scott Shleifer 2011 Descendants’ Trust, The Feroz Dewan 2010 GRAT IX, Nicolas Szekasy, Clemenceau Investments Pte. Ltd., Kaszek Ventures I, L.P., Kaszek Ventures I-A, L.P., Kaszek Ventures I-B, L.P., Kaszek Ventures I-C, L.P., ICQ Investments V L.P, ICQ Investments 16, L.P, Archy LLC, Riverwood Capital Partners II, L.P., Riverwood Capital Partners II (Parallel-B) L.P., Macro Continental, Inc., Boscolo Intervest Limited and International Finance Corporation (incorporated herein by reference to Exhibit 4.01.02 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2017, File No. 333-216727).

2.02	Policy Agreement dated March 20, 2015 between Netshoes (Cayman) Limited and International Finance Corporation, and the amendment thereto dated February 22, 2017(incorporated herein by reference to Exhibit 4.02 to the Registration Statement on Form 20-F filed with the SEC on April 6, 2017, File No. 333-216727).

2.03	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

4.01	English translation of the Lease Assignment and Affirmation of Debt Agreement dated June 1, 2009 between PMG Administradora de Bens Ltda., Montecchio do Brasil Empreendimentos Imobiliários Ltda., Argos Armazéns Gerais Ltda., Argos Transportes Ltda., NS2.com Internet Ltda., Zareh Chabab and Ovsanna Chabab, and of the First Amendment thereto dated April 10, 2013 between PMG Administradora de Bens Ltda. and NS2.com Internet S.A., and of the Second Amendment thereto dated April 2, 2014 between Uittorenen do Brasil Participações Ltda. and NS2.com Internet S.A. (Instrumento Particular de Cessão de Locação e de Confissão de Dívida) (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.02	English translation of the Lease Agreement of a Custom-Built Property dated November 5, 2014 between FW2 Logística e Empreendimentos Imobiliários S.A., NS2.com Internet S.A. and RCA Gerenciamento e Fiscalização Ltda., and the First Amendment thereto dated November 4, 2015 (Instrumento Particular de Contrato de Locação de Imóvel Sob Medida e Outras Avenças) (incorporated herein by reference to Exhibit 10.02 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.03	English translation of the Non-Residential Lease Agreement dated September 18, 2012 between CCG Empreendimentos Ltda. and NS2.com Internet S.A. (Instrumento Particular de Contrato de Locação de Imóvel para Fins Não Residenciais), of the First Amendment thereto dated October 18, 2012, of the Second Amendment thereto dated May 31, 2015, of the Third Amendment thereto dated October 23, 2015, of the Fourth Amendment thereto dated June 1, 2016, of the Fifth Amendment thereto dated August 1, 2016, of the Sixth Amendment thereto dated August 1, 2016, of the Seventh Amendment thereto dated January 3, 2018, and of the Eighth Amendment thereto dated January 18, 2018.

4.04	English translation of the Agreement for Construction and Lease of an Office and Warehouse Building dated December 19, 2013 between Maro Frama S.A. and NS3 Internet S.A. (Contrato), as supplemented by a real estate lease offer (Oferta de Locación de Inmueble) dated as of March 1, 2017 (incorporated by reference to Exhibit 10.04 to the Registration Statement on Form F-1 filed with the SEC on March 15, 2017, File No. 333-216727) (incorporated herein by reference to Exhibit 10.04 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.05	English summary of the Logistics Services Agreement dated January 1, 2016 between NS4.com Internet, S.A. de C.V. and Onelogistic, S.A. de C.V. (Contrato de Prestación de Servicios Logísticos) (incorporated herein by reference to Exhibit 10.05 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

Exhibit No.	Description

4.06	English translation of the Hosting Services Agreements dated October 21, 2016 between NS2.com Internet S.A. and UOL Diveo Tecnologia Ltda (Pedido de Compra/Contrato Nº 16-03868; Pedido de Compra/Contrato Nº 16-03869) (incorporated herein by reference to Exhibit 10.06 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.07	English translation of the Services Agreement dated June 30, 2017 between Processor Informática S.A. and NS2.com Internet S.A. (Termos Processor de uso de Cloud & Software 2017).

4.08	Netshoes (Cayman) Limited 2012 Share Plan, adopted on April 16, 2012. (incorporated herein by reference to Exhibit 10.07 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.09	English translation of the Non-Compete Agreement dated December 23, 2009 between NS2.com Internet S.A. and Marcio Kumruian (Acordo de Não-Competição) (incorporated herein by reference to Exhibit 10.08 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

8.01	List of Subsidiaries (incorporated herein by reference to Exhibit 21.01 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

11.01	English Translation of the Code of Ethics (Código de Ética) (incorporated herein by reference to Exhibit 14.01 to the Registration Statement on Form F-1 filed with the SEC on March 30, 2017, File No. 333-216727).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

NETSHOES (CAYMAN) LIMITED

By:	/s/ Marcio Kumruian
Name: Marcio Kumruian
Title: Chief Executive Officer

By:	/s/ Alexandre Augusto Olivieri
Name: Alexandre Augusto Olivieri
Title: Chief Financial Officer

Date: March 28, 2018