Form 20-F
period 2018-12-31
Netshoes (Cayman) Ltd.
filed 2019-04-30
CIK 1562767

As filed with the Securities and Exchange Commission on April 30, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
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
01504-001 São Paulo, São Paulo, Brazil

São Paulo – SP, Brazil
(Address of principal executive offices)

Marcio Kumruian

Chief Executive Officer
Tel.:   +55 11 3028-8298, Email: ir@netshoes.com
Rua Vergueiro 961, Liberdade
01504-001 São Paulo, São Paulo, Brazil

São Paulo – SP, Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, nominal value of US$0.0033	The New York Stock Exchange

____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2018	31,056,244 shares of common stock

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐   Item 18 ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

i

ii

iii

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated, all references herein to “Netshoes,” “we,” “us” and “our company” refer to Netshoes (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries. References to “NS2” are to our subsidiary NS2.com Internet S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. References to “common shares” refer to the common shares of Netshoes (Cayman) Limited, except where the context requires otherwise. The term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil; all references to “U.S. dollar,” “U.S. dollars,” or “US$” are to U.S. dollars, the official currency of the United States, and all references to “Argentine peso,” or “AR$” are to the Argentine peso, the official currency of Argentina.

Financial Information

The financial information contained in this annual report on Form 20-F, or annual report, derives from our audited consolidated financial statements as of December 31, 2017 and 2018 and for the fiscal years ended December 31, 2016, 2017 and 2018. These financial statements and related notes included elsewhere in this annual report are collectively referred to as our audited consolidated financial statements herein and throughout this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Although our audited consolidated financial statements were prepared assuming that we will continue as a going concern, we have determined that there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations, and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report. For further information, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Going Concern.”

Our consolidated financial statements also reflect the discontinuation of our operations in Mexico in September 2018, in line with our strategy of focusing on our core Brazilian operations.  In accordance with IFRS, in periods where we have either disposed of an operation, we are also required to disclose in the current period those operations’ results as discontinued operations. When such conditions exist, we are required to (a)(i) present the results of operations of the discontinued business and (ii) any gain on sale of a discontinued business as a single item in our statement of profit or loss separate from our continuing operations for the current period, (b) re-present the comparative period statement of profit or loss on a similar basis. As a result, our statement of profit or loss, and other comprehensive income for the years ended December 31, 2016 and 2017 included in our audited consolidated financial statements (as well as financial information for the years ended December 31, 2014 and 2015 included in this annual report) have been re-presented to treat the our operations in Mexico as discontinued operations in accordance with the requirements of “IFRS 5: Non-current assets held for sale and discontinued operations” for comparability purposes. Therefore, our statement of profit or loss includes the separate required disclosures relating to our discontinued operations in Mexico under “net loss from discontinued operations” and has been restated accordingly. Our statement of cash flows has also been re-presented to reflect the discontinuation of our operations in Mexico. See note 3(ii)(a) to our audited consolidated financial statements included elsewhere in this annual report for additional information.

On April 26, 2019, we effected the sale of our operations in Argentina. Financial data included in this annual report and our audited consolidated financial statements included elsewhere in this annual report do not reflect the discontinuation of such operations in Argentina although as a result of this divestment we included in this annual report pro forma information that give effect to such divestment as if it had occurred as of January 1, 2018. See “Item 3. Key Information––A. Selected Financial Data––Pro Forma Financial Information.”

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Brazilian Central Bank (Banco Central do Brasil), or Central Bank, on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Brazilian Central Bank offer exchange rate published on December 31, 2018, which was R$3.8748 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

Market Data

This annual report includes statistical and other industry and market data that we obtained from industry publications and research, government and non-government organization reports, surveys and studies conducted by third parties, including data and information we obtained from Claims Pages, e-Bit, Euromonitor International among others, and data derived from management’s knowledge and our experience in the industries in which we operate. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data.

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

Forward-Looking Statements

This annual report contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following:

•         our ability to appropriately manage our working capital needs and continue as a going concern;

•         our ability to record profits and positive operating cash flows;

•         our ability to attract and retain qualified personnel;

•         current competition and the emergence of new market participants in our industry;

•         the inherent risks related to eCommerce, such as the interruption or failure of our computer or information technology systems;

•         the growth of eCommerce;

•         reliance on one third-party data hosting service providers;

•         litigation, such as class actions or enforcement or other proceedings brought by governmental and regulatory agencies;

•         the effectiveness of our risk management policies and procedures, including our internal control over financial reporting;

•         the efficient operation of our distribution centers;

•         our dependence on key suppliers and third-party couriers;

•         logistics and transportation challenges;

•         the inherent risks of the lines of business into which we are expanding;

•         our ability to innovate and respond to technological advances and changing customer demands and shopping patterns;

•         the maintenance of tax incentives;

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

•         our ability to maintain our classification as an emerging growth company under the JOBS Act; and

•         the other factors discussed under section “Risk factors” in this annual report.

Additionally, factors that could cause actual results to differ from our expectations or projections include, but are not limited to, with respect to the proposed Merger (as defined below), among other things, the following: (1) we may not be able to satisfy all of the conditions to the closing of the Merger Agreement (as defined below) and other related and concurrent transactions contemplated thereunder; (2) the Merger may involve unexpected costs, liabilities or delays, (3) the outcome of any eventual legal proceedings related to the Merger; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; (6) other risks to the consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period at all; and (7) the potential requirement that we pay a termination fee in connection with our failure to consummate the Merger.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this annual report, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report not to occur.

Our forward-looking statements speak only as of the date of this annual report or as of the date they are made, and except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

Glossary of Certain Terms Used in this Annual Report

Unless the context otherwise requires, references in this annual report to:

•         “active customers” mean customers who made purchases online with us during the preceding twelve months as of the relevant dates;

•         “average basket size” mean the sum of total order value from online purchases with us and in our brick-and-mortar store divided by the number of total orders for the relevant period;

•         “business-to-business operation” or “B2B operation” mean our offline sales of products to other businesses;

•         “eCommerce” mean product purchases using desktops, tablets or mobile devices;

•         “GMV” mean the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

•          “our brick-and-mortar store” mean our omni-channel store for fashion and beauty products located in the city of São Paulo, Brazil;

•         “our sites” mean www.netshoes.com.br, www.netshoes.com.ar, www.zattini.com.br, www.freelace.com.br and www.shoestock.com.br;

•         “mCommerce” mean product purchases using only mobile sites and applications;

•        “Merger Agreement” means the Agreement and Plan of Merger, dated as of April 29, 2019, by and among the Company, Magazine Luiza S.A., a Brazilian sociedade anônima incorporated under the laws of the Federal Republic of Brazil, and Magazine Luiza Cayman Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

•         “purchases online with us,” “online purchases with us,” “business-to-consumer online operation,” or “B2C operation” in the context of our active customers, average basket size and GMV, mean product sales through our sites (including those sales effected through our marketplace) and the third-party sites that we manage;

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

Recent Developments

Merger Agreement

On April 29, 2019, we entered into a Merger Agreement with Magazine Luiza S.A. and Magazine Luiza Cayman Ltd, a wholly-owned subsidiary of Magazine Luiza S.A.. Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire us by way of statutory merger pursuant to the laws of the Cayman Islands, such that, at the effective time of the Merger (the “effective time”), Magazine Luiza Cayman Ltd will merge with and into us (the “Merger”), with Netshoes continuing after the Merger as the surviving company (the “surviving company”) and as a wholly-owned subsidiary of Magazine Luiza S.A.. Subject to the terms and conditions of the Merger Agreement, each of our shareholders will receive US$2.00 per share in cash for each common share (the “merger consideration”).

We have entered into the Merger Agreement after an extensive process in which we evaluated our prospects as an independent company and reviewed, with the assistance of Goldman Sachs & Co., as financial advisor, opportunities to protect shareholder value through a sale transaction. While we have worked to meet our market opportunity as an independent company, our recent financial results and increasing pressure on our working capital position caused us to reevaluate our prospects and resulted in our decision to enter into the Merger Agreement.

The Merger is subject to the approval of two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Three of our shareholders, holding an aggregate of 48% of the common shares, have agreed to vote in favor of the Merger. We have agreed to give notice of a meeting to our shareholders for the purpose of approving, ratifying, confirming and adopting the transactions in connection with the consummation of the Merger by no later than May 9, 2019 and will be providing an information statement related to the matters to be considered at that meeting.

Our board of directors has recommended a vote to approve the Merger. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Merger” and “Item 10. Additional Information—C. Material Contracts.”

Divestments of our operations in Argentina

On April 26, 2019, we effected the sale of our operations in Argentina. Pursuant to terms of this transaction, we have granted to NS3 Internet S.A. a license for the period of eighteen months from April 26, 2019 to use in Argentina our brand and e-commerce platform and contributed AR$106.308.088 (approximately US$2.4 million) into NS3 Internet S.A. at closing.  We divested our loss-making operations in Argentina in line with our strategy of focusing on our core Brazilian operations. We included in this annual report pro formainformation that give effect to such divestment as if it had occurred as of January 1, 2018. See “Item 3. Key Information––A. Selected Financial Data––Pro FormaFinancial Information.”

Financial and Liquidity Position

We experienced net losses and significant cash outflows from cash used in operating activities in 2018, and our business performance and financial condition has faced increasing pressure since December 31, 2018.  We are currently engaged in preserving our cash, liquidity and financial position and obtain access to alternative sources of capital necessary to meet our ongoing liquidity needs.  We have engaged financial and other advisors to assist us in that effort.  Although our management has a reasonable expectation that we have adequate resources to continue in operational existence for the foreseeable future, there can no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and may experience additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default. For further information, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

The following selected financial data, as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. December 31, 2014 and 2015 figures have been provided in the disclosure documents for our initial public offering.

As a result of the discontinuation of our operations in Mexico in September 2018, approved by the board of directors on August 6, 2018, our consolidated statements of profit or loss and cash flow for the years ended December 31, 2014, 2015, 2016 and 2017 included in the table below were restated for the purposes of applying IFRS 5 “Non-current assets held for sale and discontinued operations” for comparability purposes. See “Introduction––Financial Information.”

The following selected financial and other data is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and the notes thereto contained in this annual report, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

Consolidated Statements of Profits or Loss

	Years Ended December 31,
	2014 (Restated)	2015 (Restated)	2016 (Restated)	2017 (Restated)	2018	2018
(In thousands, except per share data)(1)	R$	R$	R$	R$	R$	US$(2)
Net sales	1,086,784	1,453,685	1,685,151	1,835,212	1,808,064	466,621
Cost of sales	(720,107)	(967,823)	(1,144,231)	(1,247,014)	(1,389,842)	(358,687)
Gross profit	366,677	485,862	540,920	588,198	418,222	107,934
Operating expenses:
Selling and marketing expenses	(312,074)	(383,673)	(431,065)	(495,190)	(480,206)	(123,931)
General and administrative expenses	(137,129)	(144,455)	(162,338)	(143,253)	(191,695)	(49,472)
Other operating expense, net	(4,736)	(3,503)	(5,251)	(3,933)	(9,312)	(2,403)
Total operating expenses	(453,939)	(531,631)	(598,654)	(642,376)	(681,213)	(175,806)
Operating loss	(87,262)	(45,769)	(57,734)	(54,178)	(262,991)	(67,872)
Financial income	32,399	61,144	28,285	28,996	15,026	3,878
Financial expense	(72,539)	(93,619)	(104,795)	(129,040)	(83,223)	(21,478)
Monetary position (loss) gain, net	―	―	―	―	9,595	2,476
Loss before income tax	(127,402)	(78,244)	(134,244)	(154,222)	(321,593)	(82,996)
Income tax expense	―	―	―	―	(202)	(52)
Net loss from continuing operations	(127,402)	(78,244)	(134,244)	(154,222)	(321,795)	(83,048)
Net loss from discontinued operations(3)	(16,973)	(21,269)	(17,652)	(16,123)	(10,579)	(2,730)
Net loss……………………..	(144,375)	(99,513)	(151,896)	(170,345)	(332,374)	(85,778)
Net loss attributable to:
Owners of the Parent from continuing operations	(126,993)	(77,407)	(133,422)	(153,623)	(321,166)	(82,886)
Owners of the Parent from discontinuing operations	(16,973)	(21,269)	(17,652)	(16,123)	(10,579)	(2,730)
Non-controlling interests	(409)	(837)	(822)	(599)	(629)	(159)
Loss per share attributable to owners of the Parent Basic and Diluted(4)	(7.54)	(4.66)	(7.05)	(5.95)	(10.68)	(2.76)

(1)     For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information for the years ended December 31 2014, 2015, 2016 and 2017 as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. Our audited consolidated financial statements included elsewhere also reflects a restatement as a result of the discontinuation of our operations in Mexico, which has been made in accordance with IFRS 5. See “Introduction––Financial Information.”

(2)     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2018 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2018 of R$3.8748 to US$1.00. See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

(3)     Relates to our operations in Mexico which were discontinued in September 2018.

(4)     Basic loss per common share is calculated based on the weighted average number of common shares for the relevant period. Diluted loss per common share reflects, for each period, the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of all of our share options. Earnings per common share data for all periods have been calculated after giving effect to the share split that occurred on April 18, 2017 in connection with the completion of our initial public offering.  When we report net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of the outstanding share options.

Consolidated Statements of Financial Position

	As of December 31,
	2014	2015	2016	2017	2018	2018
(In thousands)	R$	R$	R$	R$	R$	US$(1)
Selected Statements of Financial Position Data
Cash and cash equivalents	242,372	249,064	111,304	395,962	67,321	17,374
Total current assets(2)	743,408	938,358	824,711	1,113,558	582,070	150,220
Total assets	861,956	1,113,568	1,113,722	1,497,125	994,332	256,616
Total current liabilities	378,416	523,271	616,695	796,330	605,751	156,331
Total long-term debt(3)	335,410	333,993	387,382	285,971	228,879	59,069
Share-based payment liability	30,113	35,978	30,139	—	—	—
Total liabilities	616,949	824,566	989,697	1,013,776	837,782	216,214
Total shareholders equity	245,007	289,002	124,025	483,349	156,550	40,402

(1)     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2018 have been translated into U.S. dollars at the selling rate reported by the Central Bank at December 31, 2018 of R$3.8748 to US$1.00. See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

(2)     Includes cash and cash equivalents.

(3)     Includes current portion of long-term debt. See note 18 to our audited consolidated financial statements included elsewhere in this annual report.

Selected Operating Data

	Years Ended December 31,
	2014	2015	2016	2017	2018
Operating data from continuing operations (1)
Active customers (in thousands)(2)	3,662	4,567	5,432	6,516	6,805
Total orders (in thousands)(3)	6,642	8,273	10,005	12,037	12,624
% of total orders placed from mobile devices(4)	11.6%	20.8%	32.8%	45.9%	58.7%
Average basket size(5)	R$ 211.0	217.4	R$ 205.5	R$ 202.6	R$ 203.9

(1)     Does not consider operating data from our Mexican operations, which were discontinued in September 2018 but considers operating data from our operations in Argentina, which were discontinued as of April 2019.

(2)     Customers who made purchases online with us during the preceding twelve months as of the relevant dates.

(3)     Total number of orders invoiced to active customers during the relevant period.

(4)     The sum of total orders placed by active customers through our mobile site and applications as a percentage of total orders placed by active customers for the relevant period. This operational metric is especially relevant as sales made on mobile devices have become an important part of our business.

(5)     The sum of total order value from online purchases with us divided by the number of total orders for the relevant period.

Non-IFRS Financial Measures

We use non-IFRS financial measures for financial and operational decision-making purposes. To provide investors and others with additional information regarding our financial results and operating performance, we have disclosed in the tables below and within this annual report our EBITDA from continuing operations and EBITDA Margin from continuing operations and GMV which are non-IFRS financial measures.

EBITDA from Continuing Operations and EBITDA Margin from Continuing Operations

We define: (1) “EBITDA from Continuing Operations” as net income (loss) from continuing operations plus interest income/expense, net (which includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs), income tax, depreciation and amortization expenses and monetary gain (loss), net; and (2) “EBITDA Margin from Continuing Operations” as EBITDA from Continuing Operations divided by net sales for the relevant period, expressed as a percentage. EBITDA from Continuing Operations and EBITDA Margin from Continuing Operations are not measures of financial performance in accordance with IFRS and should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. These measurements assist our management and may be useful to investors in comparing our operating performance consistently over time as they eliminate the impact of our capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily taxes). These measurements have limitations as analytical tools, including:

•         EBITDA from Continuing Operations does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•         EBITDA from Continuing Operations does not reflect our tax expense or the cash requirements to pay our taxes;

•         Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA from Continuing Operations does not reflect any cash requirements for these replacements; and

•         Other companies may calculate EBITDA from Continuing Operations differently than we do, and therefore this presentation of EBITDA from Continuing Operations may not be comparable to other similarly titled measures used by other companies.

Because of these limitations, you should consider EBITDA from Continuing Operations and EBITDA Margin from Continuing Operations alongside other financial performance measures, like net income (loss) and our other IFRS results. The following table reflects the reconciliation of our net loss from continuing operations to EBITDA from Continuing Operations and EBITDA Margin from Continuing Operations for each of the periods indicated:

	Years Ended December 31,
(In thousands)	2014 (Restated)	2015 (Restated)	2016 (Restated)	2017 (Restated)	2018
	R$	R$	R$	R$	R$
Net loss from continuing operations	(127,402)	(78,244)	(134,244)	(154,222)	(321,795)
Add (subtract):
Interest income/expense, net (1)	26,941	30,524	74,175	93,047	54,097
Depreciation and amortization	15,965	19,892	30,738	31,487	58,022
Income tax expense	—	—	—	—	202
Monetary gain (loss), net	—	—	—	—	(9,595)
EBITDA from continuing operations	(84,496)	(27,828)	(29,332)	(29,688)	(219,069)
Net Sales(2)	1,086,784	1,453,685	1,685,151	1,835,212	1,808,064
EBITDA Margin from continuing operations	(12.7)%	(6.1)%	(10.5)%	(1.6)%	(12.1)%

(1)     Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs.

(2)     Does not consider net sales from our Mexican operations, which were discontinued in September 2018 but considers net sales from our operations in Argentina, which was sold by us on April 26, 2019. See “Introduction––Financial Information” and Item 5. Operating and Financial Review and Prospects––A. Operations Results––Our Business Segments.”

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

	Years Ended December 31,
	2014 (Restated)	2015 (Restated)	2016 (Restated)	2017 (Restated)	2018
(In thousands)(1)
Net sales(2)	R$1,086,784	R$1,453,685	R$1,685,151	R$1,835,212	R$1,808,064
Add (subtract):
Net sales taxes (3)	241,378	251,714	282,944	327,723	381,818
Returns(4)	73,210	98,543	139,751	197,232	140,277
Marketplace commission fees(5)	—	—	(9,086)	(38,858)	(64,307)
NCard activation commission fees(6)	—	—	(375)	(1,974)	(2,532)
Sub-Total:	R$ 1,401,372	R$ 1,803,942	R$ 2,098,385	R$ 2,319,335	R$ 2,263,320
GMV from marketplace(7)			38,288	199,626	333,542
GMV	R$ 1,401,372	R$ 1,803,942	R$ 2,136,673	R$ 2,518,961	R$ 2,596,861

(1)     For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information for the years ended December 31 2014, 2015, 2016 and 2017 as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. Our audited consolidated financial statements included elsewhere also reflects a restatement as a result of the discontinuation of our operations in Mexico, which has been made in accordance with IFRS 5. See “Introduction––Financial Information.” The financial information provided above still considers our operations in Argentina, which was sold by us on April 26, 2019.

(2)     Net sales includes revenue from product sales and other revenues, net of promotional discounts, returns and net sales taxes. See Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”

(3)     Value added taxes added in our product sales, net of value added taxes incentives granted to us and recorded in our net sales. For further discussion regarding the tax incentives applicable to us, see notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

(4)     Represents revenue from product sales that are returned by our customers.

(5)     Represents the commission revenue arising from product sales of qualified third-party business-to-consumer, or B2C, vendors through our marketplace, launched in February 2016, that we record as net sales on a net basis. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”

(6)     Represents the commission revenue generated by customers’ activation of NCards, an initiative launched in April 2016. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of our Results of Operations.”

(7)     Means the gross merchandise value of product sales through our online marketplace, launched in February 2016.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar and other currencies substantially.  Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.  We cannot assure you that such measures will not be taken by the Brazilian government in the future.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil—Exchange rate instability may adversely increase our costs and affect our financial condition and results of operations.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated.  The information in the “Average” column represents the average of the daily exchange rates during the periods presented.  The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591
2017	3.3807	3.0510	3.1925	3.3080
2018	4.1879	3.1391	3.6558	3.8748

	Reais per U.S. Dollar
Month	High	Low
October 2018	4.0273	3.6368
November 2018	3.8925	3.6973
December 2018	3.9330	3.8285
January 2019	3.8595	3.6519
February 2019	3.7756	3.6519
March 2019	3.9682	3.7762
April (through April 26, 2019)	3.9725	3.8345

Source: Central Bank.

The exchange rate on December 31, 2018 was R$3.8748 per US$1.00 and on April 26, 2019 was 3.9353 per US$1.00.

Pro Forma Financial Information for the Sale of our Operations in Argentina

On April 26, 2019, we effected the sale of our operations in Argentina to BT8 S.A. Pursuant to terms of this transaction, we have granted to NS3 Internet S.A. a license for the period of eighteen months from the date hereof to use in Argentina our brand and e-commerce platform and contributed AR$106.308.088 (approximately US$2.4 million) into NS3 Internet S.A. at closing.  Pro forma financial information that gives effect to such divestment as if it had occurred as of January 1, 2018 is below:

Pro Forma Consolidated Statements of Profit or Loss

	For the year ended December 31, 2018
	Historical(1)	Pro Forma Adjustments(2)	Pro forma
	R$	R$	R$

(in thousands, except per share data)
Net Sales	1,808,064	(126,101)	1,681,963
Cost of sales	(1,389,842)	109,465	(1,280,377)
Gross profit	418,222	(16,636)	401,586
Operating expenses:
Selling and marketing expenses	(480,206)	39,664	(440,542)
General and administrative expenses	(191,695)	10,005	(181,690)
Other operating expenses, net	(9,312)	1,803	(7,509)
Total operating expenses	(681,213)	51,472	(629,741)
Operating loss	(262,991)	34,836	(228,155)
Financial income	15,026	(427)	14,599
Financial expenses	(83,223)	12,684	(70,539)
Monetary position (loss) gain, net	9,595	(9,595)	—
Loss before income tax	(321,593)	37,498	(284,095)
Income tax expense	(202)	202	—
Net loss from continuing operations	(321,795)	37,700	(284,095)
Net loss from discontinued operations	(10,579)	(47,568)	(58,147)
Net loss	(332,374)	(9,868)	(342,242)

Net loss attributable to:
Owners of the Parent from continuing operations	(321,166)	37,700	(283,466)
Owners of the Parent from discontinued operations	(10,579)	(47,568)	(58,147)
Non-controlling interests	(629)	—	(629)

Loss per share attributable to owners of the Parent
Basic and diluted	(10.68)	(0.32)	(11.00)

(1)     Financial data derived from our audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report.

(2)     Pro forma adjustments to give effect to the discontinuation of our operations in Argentina as if such divestment had occurred as of January 1, 2018. As a result, it represents the elimination of statement of profit or loss line items associated with our operations in Argentina.

Pro Forma Consolidated Statements of Financial Position

	For the year ended December 31, 2018
	Historical(1)	Pro Forma Adjustments(2)	Pro Forma
	R$	R$	R$
Assets
Current assets:
Cash and cash equivalents	67,321	(732)	66,589
Restricted cash	2,996	—	2,996
Derivative financial instruments	—	—	—
Trade accounts receivables, net	163,807	(2,375)	161,432
Inventories, net	268,594	(13,509)	255,085
Recoverable taxes	59,214	(1,238)	57,976
Prepaid expenses and other current assets	20,138	(388)	19,750
Total current assets	582,070	(18,242)	563,828
Non-current assets:
Restricted cash	18,533	—	18,533
Judicial deposits	119,717	—	119,717
Recoverable taxes	40,033	—	40,033
Other assets	14,166	—	14,166
Due from related parties	7	—	7
Property and equipment, net	76,489	—	76,489
Intangible assets, net	143,317	—	143,317
Total non-current assets	412,262	—	412,262
Total assets	994,332	(18,242)	976,090

(1)     Financial data derived from our audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report.

(2)     Pro forma adjustments to give effect to the discontinuation of our operations in Argentina as if such divestment had occurred as of January 1, 2018. As a result, it represents the elimination of statement of financial position line items associated with our operations in Argentina.

	For the year ended December 31, 2018
	Historical(1)	Pro Forma Adjustments(2)	Pro Forma
	R$	R$	R$
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	337,120	(10,753)	326,367
Reverse factoring	45,276	—	45,276
Current portion of long-term debt	38,473	—	38,473
Taxes and contributions payable	18,467	(842)	17,625
Deferred revenue	3,983	—	3,983
Accrued expenses	136,721	(6,881)	129,840
Other current liabilities	25,711	9,252	34,963
Total current liabilities	605,751	(9,224)	596,527
Non-current liabilities:
Long-term debt, net of current portion	190,406	—	190,406
Provision for labor, civil and tax risks	19,935	—	19,935
Deferred revenue	21,690	—	21,690
Total non-current liabilities	232,031	—	232,031
Total liabilities	837,782	(9,224)	828,558
Shareholders’ equity:
Share capital	244	—	244
Additional-paid in capital	1,347,581	—	1,347,581
Treasury shares	(1,533)	—	(1,533)
Accumulated other comprehensive loss	(11,022)	—	(11,022)
Accumulated losses	(1,178,464)	(9,274)	(1,187,738)
Equity attributable to owners of the parent	156,806	(9,274)	147,532
Equity attributable to non-controlling interests	(256)	256	—
Total shareholders’ equity	156,550	(9,018)	147,532
Total liabilities and shareholders’ equity	994,332	(18,242)	976,090

(1)     Financial data derived from our audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report.

(2)     Pro forma adjustments to give effect to the discontinuation of our operations in Argentina as if such divestment had occurred as of January 1, 2018. As a result, it represents the elimination of statement of financial position line items associated with our operations in Argentina.

These pro forma consolidated statements of profit or loss and consolidated statement of financial position have been prepared by us for illustrative purposes and are not intended to represent our results of operations or financial position in future periods or what our results of operations or financial position actually would have been had we completed this divestment during the specified period or as of a specified date.

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Related to Our Business and Industry

We have determined that there is substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report.

Our audited consolidated financial statements were prepared assuming that we will continue as a going concern. However, as set out in note 1.4 of our audited consolidated financial statements we have concluded that we will need to explore financing alternatives to meet our obligations within one year from the date of issue of our audited consolidated financial statements and there is no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing.  We have incurred operating losses, negative cash flow from operating activities and have a working capital deficiency that raise substantial doubt about our ability to continue as a going concern. In recognition of this, the report of our independent registered public accounting firm included elsewhere in this annual report contains an explanatory paragraph stating there is substantial doubt about our ability to continue as a going concern.

Although our management is currently exploring alternatives to obtain access to other sources of capital necessary to meet our ongoing liquidity needs and is taking measures to improve our operating performance and cash, liquidity and financial position, our plan to improve our operating performance and financial position may not be successful and we may not be able to obtain additional financing when needed on commercially reasonable terms, or at all. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet our contractual obligations. For further information regarding such measures taken by our management, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

We may not be able to maintain adequate liquidity, and our cash flows from operations may not be sufficient to meet our current obligations with financial creditors and suppliers unless we improve our operating performance and cash, liquidity and financial position and obtain access to alternative sources of capital necessary to meet our ongoing liquidity needs.

We experienced net losses and significant cash outflows from cash used in operating activities for the year ended December 31, 2018. As of and for the year ended December 31, 2018, we had accumulated losses of R$1,180.9 million (compared to R$847.1 million as of December 31, 2017), net loss of R$332.4 million (compared to R$170.3 million in 2017) and net cash used in operating activities of R$102.5 million (compared to R$43.5 million of net cash provided in operating activities in 2017). As of December 31, 2018, we recorded R$23.7 million of net current liabilities (compared to R$317.3 million of net current assets as of December 31, 2017). Our business performance and financial condition has faced increasing pressure since December 31, 2018.

We may be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, then this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and may experience additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default. For further information, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

Failure to maintain sufficient working capital could harm our business, financial condition and results of operations.

We have significant working capital requirements primarily driven by payment terms agreed with our suppliers and extended payment terms that we offer our customers. For the year ended December 31, 2018, 56.5% of our product sales were paid in installments by our customers. Differences between the date when we pay our suppliers and the date when we receive payments from customers may negatively affect our liquidity and our cash flows. In addition, we expect our working capital needs to increase as our total number of products sold increases. In order to finance our working capital needs, we enter into financing arrangements to decrease the amount of time it takes for us to collect our trade accounts receivable, or factoring, and to increase the amount of time we have to pay our trade accounts payable, or reverse factoring. For the year ended December 31, 2018, our volume of factoring of trade accounts receivable with financial institutions reached R$1,509.7 million (compared to R$1,113.8 million for the year ended December 31, 2017). There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all, particularly if we are not able to maintain adequate liquidity and continue as a going concern. If we do not have sufficient working capital, we may not be able to respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may adversely affect our business, financial condition and results of operations.

Since our inception, we have never recorded profits in a fiscal year.

Since our inception, we have not recorded profits on a consolidated basis and are most likely not be able to record profits on a consolidated basis in the near future. If our operating activities are not profitable and provide us with sufficient cash flows to meet our operational and investment needs, we may be required to seek additional sources of capital, which could include equity, equity-linked and debt financing. Equity financing would have a dilutive effect on our common shares, and new investors in any subsequent transactions could gain rights, preferences and privileges senior to those of our common shareholders. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility and profitability. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. These inabilities may have a material adverse effect on our business, results of operations and financial condition.

We are partially dependent upon a select number of prime brands manufactured by certain retail companies. We do not have long-term agreements with our suppliers, and they can cease or limit our access to their products at any time, which could adversely impact our results depending on the importance of the supplier.

Our business partially depends on a select number of prime brands. For instance, for the years ended December 31, 2015, 2016, 2017 and 2018, Nike, Adidas, Mizuno and Asics made up approximately 45.3%, 34.8%, 34.8% and 37.8%, respectively, of our net sales. We currently do not have long-term agreements with our suppliers. If any of these suppliers choose not to sell their products to us or limit our access to their products (for example, by entering into exclusive distribution arrangements with other retailers), whether or not resulting from inability to settle liabilities with them in the ordinary course of our business, our capacity to grow, our market share and our financial results could be adversely impacted. In view of recent issues relating to our ability to continue as a going concern, we have recently delayed payments to certain suppliers. Also, to the extent that the increase in the sales of our private label products on our sites negatively affects the sales of our suppliers’ products, our relationship with certain of them could be adversely impacted.

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

The eCommerce market in Brazil is developing, and our business depends on the continued growth of eCommerce, as well as increased availability, quality and usage of the Internet in Brazil.

Our future sales depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of the Internet (particularly as a way to provide and purchase products and services) is a relatively recent phenomenon in Brazil, and we cannot assure you that this acceptance and use will continue or increase. In order to grow our customer base successfully, consumers who have historically used physical channels of commerce to purchase lifestyle, sporting, fashion and beauty goods must accept and use new ways of conducting business and exchanging information. Furthermore, if the penetration of Internet access in Brazil does not increase quickly, that may limit our potential growth, particularly in regions with low levels of Internet quality and access and/or low levels of income.

The Internet penetration in Brazil may never reach a percentage similar to more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the Internet in Brazil may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. In addition, Internet reliability may not improve in Brazil due to delays in telecommunications, infrastructure development or other technology shortfalls, or due to increased government regulation. If telecommunications services are not sufficiently available to support the growth of the Internet in Brazil, response times could be slower, which would adversely affect the use of the Internet and our services in particular.

Furthermore, the price of Internet access and Internet-connected devices, such as personal computers, tablets, mobile phones and other portable devices, may limit our potential growth in parts of Brazil with low levels of income. Given the comparatively low level of income in Brazil, the penetration rate for Internet-connected devices is significantly lower in Brazil than it is in the United States and many other more developed countries, and the cost of Internet access is still relatively high as compared with other more developed countries. In addition, there may be increases in Internet access fees or telecommunication fees in Brazil. If that happens, our potential number of customers may decrease, which in turn may adversely affect our sales.

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

If the Internet or the markets for our Internet-based services in Brazil fail to grow as anticipated, such lack of growth may have a material adverse impact on our business prospects, results of operations and financial condition.

We operate in a rapidly evolving market. Accordingly, we may be unable to accurately forecast net sales or earnings and appropriately plan our future expenditures.

Considering the emerging nature of the markets in which we compete, the rapidly evolving nature of our business, the relative newness of eCommerce in Brazil, our business diversification and continuous innovation and the general economic and business conditions in Brazil, it is particularly difficult for us to forecast our net sales or earnings accurately. Our current and future expenditure levels are based largely on our investment plans and are, to a large extent, fixed. We may not be able to adjust spending in a timely manner to compensate for any unexpected net sales shortfalls arising from the rapidly evolving nature of our business or other conditions that affect our business. Accordingly, any significant shortfall in net sales relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition.

We depend on search engines, e-mail, and other messaging services to attract a substantial portion of the customers who visit our sites, and changes in search engine logic, or any restrictions on the sending of emails or messages or an inability to timely deliver such communications could adversely affect our business and results of operations.

Our site traffic is generated by different advertising channels. A portion is generated by customers clicking on search results displayed by search engines, such as Google, Facebook, Yahoo or Bing. These search engines typically provide two types of results: algorithmic and purchased listings. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas designed by the search engine provider. Purchased listings can be purchased by companies and other entities in order to attract users to their sites. We rely on both algorithmic and purchased listings to attract a substantial portion of the customers that we serve. The cost of purchased search listing advertising may increase as demand for such advertising channels grows, and further increases may have a negative impact on our ability to maintain or increase profitability. Further, search engines revise their algorithms from time to time in an attempt to optimize their search result listings and to maximize the advertising revenue generated by those listings. Search engines may also place websites on a “blacklist” or remove them from their indexes. We cannot guarantee that a removal by Google, Facebook, Yahoo, Bing or another search engine will not happen to us in the future or that we will be able to adapt to changes in their algorithms in a timely manner.

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

Our success depends in part on our ability to increase our net sales per active customer. If our efforts to increase customer loyalty and repeat purchasing and to maintain high levels of customer engagement and the average basket size of our customers are not successful, our prospects and net sales will be materially adversely affected.

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

For instance, in the second half 2017, after remodeling our B2B operation, as of December 31, 2017, we had R$117.7 million of nutritional supplement products stored in our inventories and during the course of 2018 the  venture with Midway Labs to sell nutritional supplement products continued to generate lower than expected results and a high level of inventory of nutrition supplements. In light of that, and as part of our continuing move to streamline our operations and focus on our core B2C operation, we announced in October 2018 that we have decided to discontinue our B2B operation dedicated to sales of Midway’s nutrition supplements and vitamins. In order to minimize further negative results, we adjusted the margins of nutrition supplements products, accelerating sales through our B2C channel. This resulted in a write-down of about R$60 million in existing Midway’s nutrition supplement inventory in September 2018. As of December 31, 2018, we had R$24.7 million of Midway’s nutritional supplement products stored in our inventories. There can be no assurance that we will be able to sell them in sufficient quantities prior to their expiration date.

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

We experience seasonal fluctuations in our net sales and operating results, both of which may vary from quarter-to-quarter in the future. We have historically generated significantly higher net sales in the fourth quarter, which includes the Black November period and the holiday selling season. Accordingly, a reduction in consumer confidence during the holiday season would have a significant impact on our business. Further, in the fourth quarter we generally have increased expenses for personnel and advertising, due to anticipated higher purchase and sales volumes. Seasonality also influences our buying patterns since we purchase merchandise for seasonal activities in advance of a season, which directly impacts our inventory and accounts payable levels and cash flows. If we miscalculate the demand for the amount of products we will sell or for the product mix during the fourth quarter, our net sales can decline, which can harm our financial performance. If fourth quarter net sales are not high enough to allow us to fully recoup our personnel and advertising expenses or are lower than the targets used to determine our inventory levels, this shortfall can negatively impact our results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality and Quarterly Results of Operations.”

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

A continued or future slowdown in Brazil or the global economy or a negative economic outlook could materially adversely affect consumer spending habits and potentially our future operating results.

If we are unable to appropriately address new market risks or the inherent risks in the lines of business into which we are expanding, our growth potential, reputation and results of operations could be materially and adversely affected.

We are engaged in an effort to expand our operations into other products and services in order to monetize our user traffic and distribution capabilities. Our ability to monetize our user traffic is critical to our envisioned plans for growth. As we expand into new business segments or regions, such as fashion and beauty, we will face new risks associated with lines of business in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers, fail to anticipate competitive conditions or face difficulties in operating effectively in these new segments. In addition, profitability, if any, in our newer activities may be lower than in our more mature lines of business, and we may not be successful enough to recover our investments in them. For instance, in September 2018 and in April 2019, respectively we divested from our operations in Mexico and Argentina, both as a result of our strategy of focusing on our core Brazilian operations.

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

Specifically, we rely on certain technologies that we license from third parties, such as UoL Diveo, to host our eCommerce sites in cloud and keep them operational and to provide us with two data centers to host our back-office end systems. Failure by Uol Diveo to adequately keep our sites fully operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites and effect purchases therein, could result in the loss of sales and customers and/or increased costs, which could materially affect our reputation, operations or financial results. In addition, we rely on Uol Diveo to advise us of any security breaches, and if they do not provide notice on a timely basis, our reputation and results of operations may be adversely affected. We may have limited access to alternative services and may not be able to timely replace Uol Diveo, or find a replacement on a cost-efficient basis, in the event of termination of these agreements, disruptions, failures to provide services or other issues with them that may adversely affect our business. See “Item 10. Additional Information—C. Material Contracts.”

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

The Internet is characterized by rapidly changing technology, evolving industry standards, new mobile apps, protocols and technologies, new service and product introductions, triggering further changes in customer demands and shopping patterns. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations. For example, total orders placed from mobile devices are growing at a fast pace. In the year ended December 31, 2018, orders placed by our customers from mobile devices represented approximately 58.7% of our total orders (compared to 45.9% in the year ended December 31, 2017, 32.2% in the year ended December 31, 2016 and 20.2% in the year ended December 31, 2015). The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. If we are unable to continue to (1) attract new mobile consumers and increase or maintain levels of mobile engagement or (2) to rapidly adapt to future changes in technology, our ability to maintain or grow our business would be materially and adversely affected.

We rely on a small number of third-party couriers to deliver the products we sell to our customers, and their failure to provide high quality delivery services or our failure to effectively manage our relationships with them may materially and adversely affect our business, financial condition and results of operations.

We currently rely on a small number of third-party courier companies to deliver products to our consumers, and any failure by our key third-party service couriers to perform or any adverse change to their financial conditions could have a material adverse effect on our reputation and results of operations. In particular, we rely significantly on Total Express, Transfolha and the Brazilian official post office (Correios), which together delivered 55.9% of the purchase orders shipped to our customers for the year ended December 31, 2018. Our third-party couriers may offer us less favorable terms in the future, which may increase our shipping costs and materially and adversely affect our financial condition and results of operation. For instance, in 2018 Correios announced a general increase in the prices it charges for the shipment of products, and this increase in cost may be particularly damaging to the qualified third-party B2C vendors selling products through our marketplace (and consequently to the successful development of our marketplace) if they are not capable of either absorbing this increased cost or passing on this additional cost to customers without affecting overall sales volumes. Further, most of our agreements with third-party couriers can be terminated upon delivery of thirty days’ prior written notice by any of the parties. If any of these agreements are terminated, there can be no assurance that we will be able to successfully substitute another service provider to provide delivery services on the same terms, in a timely manner or at all.

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

Additionally, in May 2018, Brazil experienced a national truck drivers’ strike that severely impacted the logistics operations of many companies throughout Brazil, including us, resulting in a temporary reduction in the volume of new orders from customers as a result of uncertainty regarding delivery time and also led us to take longer than usual to deliver the orders that were already in transit. Also, products may not be delivered to certain limited regions impacted by urban violence, which may prevent us from delivering our products to our customers’ homes.

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

We have expanded our operations rapidly since our inception and our net sales have increased from R$252.9 million in 2010 to R$1,808.1 million in 2018 (a compound annual growth rate, or CAGR, of 27.9%). Our substantial growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. If our operations continue to grow, we will be required to continue to expand our sales and marketing and distribution functions, upgrade our management information systems and other processes and technology, and obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient suppliers, and delays in shipments. These difficulties would likely result in the erosion of our brand image and a resulting decrease in net sales and the price of our common shares.

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

Our suppliers (including those manufacturing our private label products) may:

•         cease selling merchandise on terms acceptable to us or at all in particular in view of recent issues relating to our ability to continue as a going concern;

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

We operate three distribution centers in Brazil, and if we fail to operate them efficiently, or if there is a serious disruption at one of these facilities, we may lose merchandise and be unable to effectively deliver it to our customers.

We currently operate three distribution centers in Brazil with approximately 63,000 square meters in total. One of these distribution centers is in Barueri, in the State of São Paulo, Brazil, one is in Extrema, in the State of Minas Gerais, Brazil, and one is in Jaboatão dos Guararapes, in the State of Pernambuco, Brazil. The operation, management and expansion of our distribution centers are key to our business and growth. If we fail to operate our distribution centers successfully and efficiently or there is a serious service disruption in one of these facilities, our deliveries could be delayed, a significant portion of our inventory could be damaged or our ability to adequately stock the products we sell and process returns of products to our suppliers could be impaired.

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

Although our direct imports of products represent 6.2% of the products we sold in 2018, like many other sporting, fashion and beauty goods retailers, a significant portion of the products that we purchase for resale is manufactured abroad in countries such as the U.S.A, China, Taiwan and South Korea. For the year ended December 31, 2018, 36.9% of the products we sold were imported. Foreign imports subject us to the risks of changes in import duties or quotas, new restrictions on imports, work stoppages, delays in shipment, freight cost increases, product cost increases due to foreign currency fluctuations or revaluations and economic uncertainties (including the imposition of antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, we may be unable to obtain sufficient quantities of products to satisfy our requirements or our cost of obtaining products may increase.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in, Brazil the Cayman Islands and the United States may result in a higher tax rate on our earnings, which may result in a significant negative impact on our profits and cash flows from operations. Also, our results of operations and financial condition may be affected if certain tax incentives are not retained or renewed. For example, the ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a Brazilian state value-added tax with nominal rates of 4% to 25% depending on each state’s tax legislation. Sales to purchasers outside of the State of Pernambuco originating from our distribution center located in the city of Recife (State of Pernambuco, Brazil) currently enjoy Pernambuco State ICMS tax rates ranging from 0.5% to 1.0%, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originating from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) currently enjoy a Minas Gerais State ICMS tax rate of 1.0%. These ICMS tax benefits can be suspended or cancelled by the States of Pernambuco and Minas Gerais at any time. Benefits can also be suspended or cancelled by Brazilian judicial courts in the event of lawsuits filed by other States or legitimate parties challenging their constitutionality, and any loss of these incentives would result in increased taxes for the upcoming fiscal years and adversely affect our results if we are not able to pass this tax increase on to our customers. In 2015, our average ICMS tax burden was 3.6%, mainly as a result of tax reductions and incentives. As a result of an amendment to the Brazilian constitution occurred in 2016, which changed the rules about the allocation of ICMS taxes collected in interstate sales between the state of origin of the products sold and the state where the final customer is located, we expect that our average ICMS tax burden will increase to 10.1% by 2019, as these changes are expected to partially offset the benefits we currently experience from these tax incentives. For further information regarding the changes prompted by this constitutional amendment and its impact on us, see “Item 4. Information on the Company— B. Business Overview—Regulation.” If we are not capable of optimizing our cost structure to offset this tax increase or if we are not capable of passing on this tax increase to our customers, our financial condition, results of operations and cash flows could be adversely impacted.

In addition, governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent downturn of the economic environment in Brazil. If such proposals were enacted, or if modifications were to be made to certain existing tax benefits or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

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

Our business is highly dependent on credit cards as the preferred payment method of our customers. As of December 31, 2018, 76.7% of our net sales were derived from payments effected through credit cards. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Brazil, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a relevant portion of the population in such countries.

In addition to credit cards, we accept payments using a variety of methods, including bank payment slips, electronic payment platforms (such as PayPal) and consumer invoicing. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and additional fraud-related risks. For certain payment methods, including credit cards, we pay transaction and other fees, which may increase over time and raise our operating costs, lowering profitability. We rely on third parties to provide payment processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us or if their data security systems are breached or compromised. If we fail to comply with these third-party servicers’ rules or requirements, or if our data security systems are breached or compromised (similar to the increase in fraud attempts we experienced in 2016 and the cybersecurity incident experienced in December 2017), we may be liable for chargebacks, credit card issuing banks’ costs, fines and higher transaction fees and we may lose our ability to accept credit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments. Additionally, consumers and merchants in Brazil can bring claims against us for credit card and other losses due to third-party fraud on our marketplace platform. If any of these situations were to occur, our business and operating results could be adversely affected.

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

Our management has identified material weaknesses in our internal control over financial reporting, and has concluded that our internal control over financial reporting was not effective at December 31, 2018, which may have a material adverse result on our results of operation and financial condition.

Our management identified a number of material weaknesses in our internal control over financial reporting in 2018. For further information on the material weaknesses identified by our management, see “Item 15. “Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.” As a result, due to the identified material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018. Although we have developed and implemented several measures to remedy these material weaknesses, we cannot be certain that there will be no other material weaknesses in our internal control over financial reporting in the future.

If our efforts to remediate the material weaknesses are not successful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our business and operating results, resulting in fines and enforcement actions against us and could generate negative market reactions, potentially leading to a decline in the price of our common shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly our Brazilian subsidiary. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Related to Doing Business in Brazil —The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could have an adverse effect on us and the market price of our common shares,” “—Risks Related to our Common Shares—It is unlikely that we will declare any dividends on our common shares” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend policy.”

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Our business is subject to cyberattacks and security and privacy breaches. Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with eCommerce and communications is the secure transmission of confidential information over public networks.

An increasing number of organizations, including large businesses, financial institutions and government institutions, have disclosed breaches of their information technology and information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. The techniques used to obtain unauthorized, improper or illegal access to systems, data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until launched against a target.  Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems.  Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

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

Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, distributed denial of service attacks into our web-sites as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business.

For instance, in December 2017 we experienced a cybersecurity incident in our operations in Brazil, in which specified non-banking personal data (no passwords or credit card data) from certain of our customers were disclosed to unauthorized third-parties. In this context, we reached an agreement (Termo de Ajustamento de Conduta) with the Brazilian Federal District State Attorney’s Office (Ministério Público Estadual do Distrito Federal e Territórios), ratified by Brazilian courts on February 12, 2019, pursuant to which we agreed to pay a fine in the amount of R$500,000.00. In return, the Brazilian Federal District State Attorney’s Office terminated its administrative legal proceeding related to this incident. Although after the conclusion of an internal investigation carried out by an independent specialized cybersecurity company there is no indication that our IT infrastructure has been compromised, we cannot assure you that our security measures in place are sufficient to prevent future security breaches or that our failure to prevent them will not have a material adverse effect on our business. Further, we do not carry and we do not require our vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security. Therefore, our results of operations or financial condition may be materially adversely affected if our existing general liability policies did not cover a security breach.

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

Effective trademark and other intellectual property protection may not be available in Brazil and we cannot guarantee that we will be able to adequately protect our intellectual property from misappropriation or unauthorized use. The process of seeking intellectual property protection is expensive and time-consuming. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for products or solutions that address our market. Policing unauthorized use of intellectual property is also difficult. Additionally, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and our failure to successfully defend our proprietary rights could adversely affect our business.

Cayman Islands economic substance legislation may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Economic Substance Law”) came into force in the Cayman Islands, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply from July 1, 2019. However, it is anticipated that we may remain out of scope of the Economic Substance Law or be subject to limited substance requirements thereunder. Although it is presently anticipated that the Economic Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us.

Risks Related to Doing Business in Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could have an adverse effect on us and the market price of our common shares.

We conduct a substantial amount of our operations in Brazil, and we sell a substantial portion of our products to customers in the domestic market. For the year ended December 31, 2018, 93.0% of our net sales (excluding net sales from our operations in Mexico, which were discontinued in September 2018) were derived from Brazil. Accordingly, our results of operations are substantially dependent on the economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 0.1% in 2014, shrank by 3.8% in 2015 and by 3.6% in 2016, grew again by 1.0% in 2017, and 1.1% in 2018. In 2016, the real has fluctuated significantly, primarily as a result of Brazil’s political instability, and it has generally appreciated against the U.S. dollar since March 2016. In 2017, the real has generally stabilized, and in 2018 it depreciated against the U.S. dollar back to the level seen in the end of 2015 (to approximately R$3.90). In addition, the credit rating of the Brazilian federal government has been downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. In January 2018, S&P further lowered its long-term rating for Brazil’s sovereign credit from BB to BB-minus, with a stable outlook, citing less timely and effective reform policymaking.  In February 2018, Fitch lowered its long-term rating for Brazil’s sovereign credit from BB to BB-minus, with a stable outlook. We cannot assure that Brazil’s GDP will increase or stabilize in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates, employment rates, the availability of credit and average wages in Brazil and, consequently, the consumption level of the products we sell. As a result, these developments could impair our business strategies, results of operations or financial condition.

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

Furthermore, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global drop in commodity prices. It is expected from current Brazilian federal government to propose the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2019, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

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

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. As a result of the ongoing Lava Jato investigation, a number of senior politicians, including current and former congressmen and officers of some of the major state-owned companies in Brazil have resigned or been arrested. Other senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation. The matters that have come, and may continue to come, to light as a result of, or in connection with the Lava Jato investigation and related anti-corruption inquiries have adversely affected and we expect that they will continue to adversely affect the Brazilian economy, markets and trading prices of securities issued by issuers with Brazilian operating subsidiaries in the near future.

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

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018 yet had led for a while the polls as a top contender to win the 2018 presidential election. On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019. During his presidential campaign, Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. In February 2019, the Brazilian federal government presented to the Congress a bill proposing a large and comprehensive change of Brazil’s public social security system. If some or all of these public expenses are maintained and the required reforms are not passed, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption over payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes.  Moreover, Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us and the market price of our common shares.

Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), was 10.67% in 2015, 6.29% in 2016, 2.95% in 2017 and 3.75% in 2018.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government historically has adopted monetary policies that have resulted in Brazil’s interest rates being among the highest in the world. The Central Bank sets the base interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In August 2012, the base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate) set by the Central Bank was 7.50%. To control inflation during 2013, the Central Bank gradually raised the SELIC rate to 8.50% in July, 9.00% in August, 9.50% in October, and 10.00% in December. In 2014, the Central Bank raised the SELIC rate to 11.00% in April, 11.25% in October and 11.75% in December. In 2015, it was raised again to 12.25% in January, 12.75% in March, 13.25% in May and 14.25% in July. From July 2015 to September 2016 it remained at 14.25% and mostly following lower inflationary pressures it was reduced to 14% in October 2016, 13.75% in November 2016, 13% in January 2017, 12.25% in February 2017, 11.25% in April 2017, 10.25% in May 2017, 9.25% in July 2017, 8.25% in September 2017, 7.50% in October 2017, 7.00% in December 2017 and 6.5% in April 2018. As of April 26, 2019, the SELIC rate was 6.5%. Brazilian interest rates remain relatively high and any increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations.

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

The Brazilian currency has historically experienced frequent, sometimes significant, fluctuations relative to the U.S. dollar and other foreign currencies. On December 31, 2012 the real/U.S. dollar exchange rate was R$2.04 per US$1.00. During 2013, the real depreciated against the U.S. dollar, and on December 31, 2013, the exchange rate was R$2.34 per US$1.00. The real continued its decline against the U.S. dollar in 2014, reaching R$2.66 per US$1.00 on December 31, 2014. In 2015, the real further depreciated against the U.S. dollar, reaching R$3.90 per US$1.00 on December 31, 2015. In 2016,  the real appreciated against the U.S. dollar, reaching R$3.26 per US$1.00 on December 31, 2016. In 2017,  the real remained relatively stable against the U.S. dollar, reaching R$3.31 per US$1.00 on December 31, 2017. On December 31, 2018 the real/U.S. dollar exchange rate was R$3.87 per US$1.00 and on April 26, 2019, the real/U.S. dollar exchange rate was R$3.94 per US$1.00.

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

Deterioration in general economic and market conditions or the perception of risk in other countries, especially the United States and emerging market countries, may adversely affect Brazil, the market price of our common shares, our access to the international capital markets and, accordingly, our results of operation and financial condition.

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

In the past, adverse economic conditions in other emerging markets resulted in a significant outflow of funds and a decrease in the quantity of foreign capital invested in Brazil. The financial crisis that began in the United States during the third quarter of 2008 contributed to a global recession. This had direct and indirect adverse effects in the Brazilian economy and capital markets. These effects included fluctuations in the trading prices of listed securities, scarcity of credit, cost-cutting measures, general worldwide recession, exchange rate instability and inflationary pressures. Any of these events could adversely affect the market price of our common shares and limit our access to capital markets. As a result, we may be unable to finance our operations in the future on acceptable terms or at all.

To the extent that economic problems in emerging market countries or elsewhere adversely affect Brazil, our business and the market value of our common shares could be adversely affected. Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to companies with significant Brazilian operations or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil may negatively affect growth and liquidity in the Brazilian economy, which in turn may have a negative impact on our business.

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

For instance, on August 14, 2018, the President of Brazil approved Law No. 13,709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the LGPD. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD will become effective within 24 months from the date of publication of the law (August 2020), by which date we will be required to adapt our data processing activities to these new rules. A comprehensive understanding of personal data flows and, as a consequence, the review of internal documents and procedures, as well as the negotiation of contractual amendments are examples of adaptations required for compliance with the LGPD. There can be no guarantee that we will have sufficient financial resources to comply with this regulation and any  new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we may operate in the future could materially adversely affect our business, financial condition or results of operations.

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

As of December 31, 2018, we had approximately 2,000 active proceedings with PROCONs and small claims courts relating to consumer rights. Most of these disputes are related to delays in the delivery of products, chargeback disputes, and product returns. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Risks Related to our Common Shares

The price of our common shares may fluctuate substantially, and your investment may decline in value.

The trading price of our common shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control, including those described above under “—Risks Related to our Business and Industry” and “—Risks Related to Doing Business in Brazil.” The stock markets in general, and the NYSE and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our common shares, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our common shares. Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. For further information about the high and low closing sales prices for our common shares on the NYSE, see “Item 9. —A. Offer and Listing Details—Price History of Our Common Shares.” This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition. For instance, two purported shareholder class actions under the Securities Act were filed in the Supreme Court of New York, claiming that we, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with our initial public offering. The plaintiffs have not specified an amount of alleged damages in the actions. A court order consolidating these actions was entered on September 14, 2018. Because this lawsuit is in its early stage, the possible loss or range of losses, if any, arising from the litigation cannot be estimated and consequently we have made no provisions with respect to this litigation.  In the event that this litigation is decided against us, or we enter into an agreement to settle such matters, we may be required to pay substantial amounts. Depending on the outcome, such litigation could also result in restrictions on our operations and have a material adverse effect on our business.  We have engaged a U.S. firm as legal counsel and intend to defend vigorously against the allegations made in the context of these actions. See Item 8. “Financial Information—Legal and Administrative Proceedings—U.S. Class Action” for a description of the U.S. securities class action litigation against us.

Our largest shareholders and their affiliates, in the aggregate, own 71.26% of our outstanding common shares and, to the extent they act together, will control all matters requiring shareholder approval. This concentration of ownership limits your ability to influence corporate matters.

Our largest shareholders and their affiliates own 71.26% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Despite the termination of our shareholders’ agreement upon completion of our initial public offering in April 2017, these entities, to the extent they act together, will control a substantial majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect all or a substantial majority of the members of our board of directors and set our management policies and exercise overall control over us. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information.

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

From time to time we may grant share based compensation to our board members, executives and employees, which may cause their interests to become excessively tied to the trading price of our common shares.

We have created a share option plan, which is in the process of being fully vested and exercised. From time to time, we may grant additional share options to our board members, executives and employees under this plan. For instance, during the course of 2018 we granted 724,500 additional share options and expect to continue granting share options to our management and employees from time to time. We may also introduce new share option plans for our senior management and employees in order to further increase their efficiency, align their interests with the interests of our shareholders and retain executives who commit to long-term earnings and short-term performance.

If our board of directors approve the issuance of new share option plans (or the issuance of additional share options under the existing share option plan), you may be diluted in the event that the exercise price under such share option plan is lower than the trading price of our common shares. In addition, new share option plans may cause the interests of our management to become excessively tied to the trading price of our common shares, which may have an adverse impact on our business and financial condition. For more information about our share based compensation, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Critical Accounting Policies and Estimates—Share-based Payments” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Officers—2012 Share Plan.”

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

•         have a compensation committee or a nominating and corporate governance committee; or

•         have regularly scheduled executive sessions with only independent directors;

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the Cayman Islands laws are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

Subject to limited exceptions, under Cayman Islands laws, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

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

Risks Related to the Merger

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including, among others, that:

•        the Merger must have been approved by shareholders of Netshoes representing at least two-thirds (2/3) of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting;

•        no governmental authority of competent jurisdiction has enacted, entered, promulgated or enforced any law, statute, rule, regulation, executive order, decree, ruling injunction or other order (whether temporary, preliminary or permanent) which prohibits, restrains or enjoins the consummation of the Merger; and

•        clearance from Brazilian anti-trust authorities.

In addition, each party’s obligation to complete the Merger is subject to the truthful and correctness of the other parties’ representations and warranties in the Merger Agreement (subject in most cases to materiality and knowledge qualifications), and the other parties’ compliance with their respective covenants and agreements in the Merger Agreement in all material respects.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances set forth in the Merger Agreement, including by mutual decision of the parties thereto. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the merger consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business will be materially adversely affected.

We also could be subject to litigation related to any failure to complete the Merger. If the Merger is not completed, these risks may materialize and may materially adversely affect the price of our common shares, our business, financial condition, results of operations or prospects.

Our CEO and chairman of the board of directors has interests that may differ from the interests of our shareholders.

Our CEO and chairman of the board of directors, Marcio Kumruian, may have interests that differ from, or are in addition to, his interests as shareholder in connection with the approval of the proposals at the shareholders’ extraordinary general meeting. Even though he did not vote as a director in connection with approving the execution of the Merger Agreement and recommending to shareholders to approve the Merger, these interests could cause members of our board of directors to have, or be perceived to have, a conflict of interest in approving the proposals at the shareholders’ extraordinary general meeting.

The fact that there is a Merger pending could harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•        the diversion of management and employee attention from our business may detract from our ability to operate efficiently, capitalize on new opportunities and commence new initiatives;

•        we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•        we could be subject to costly litigation associated with the Merger;

•        our current and prospective employees may be uncertain about their future roles and relationships with Parent during and following completion of the Merger, and this uncertainty may adversely affect our ability to attract, retain and motivate key personnel;

•        the Merger Agreement contains certain covenants restricting the conduct of our business between the date of the Merger Agreement and the earlier to occur of (i) the termination of the Merger Agreement pursuant to its terms and (ii) the effective time, the waiver of which is subject to the consent of the other parties. These covenants may limit our freedom to operate our business in potentially adverse ways.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement generally prohibits us from initiating, soliciting, facilitating or knowingly encouraging any inquiries with respect to, any acquisition inquiry or acquisition proposal, or executing or entering into any agreement in connection with any acquisition proposal. We may be required to pay to Magazine Luiza S.A. a termination fee equal to US$1,800,000.00 under certain circumstances. For more details, see “Item 10. Additional Information—C. Material Contracts.”

We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect our or, if the Merger is completed but delayed, the combined company’s business, financial position and results of operations.

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

On April 29, 2019, we entered into the Merger Agreement. See “Item 10. Additional Information—C. Material Contracts.” See “Item 3. Key Information—D. Risk Factors—Risks Related to the Merger” and “Item 10. Additional Information—C. Material Contracts.”

Principal Capital Expenditures

Our capital expenditures (consisting of purchase of property and equipment and intangible assets) represented 4.3%, 3.1% and 5.2% of our net sales in 2016, 2017 and 2018, respectively. In 2018, expenditures were mainly concentrated in the acquisition and in-house development of software. For 2019, we have budgeted capital expenditures of R$45 million, including the acquisition of property and equipment and intangible assets, which will be funded through our operating activities and debt financing.

B.                  Business Overview

Since our launch, we have sold to more than 17.6 million customers across our sites (representing a 16.9% year-over-year growth from 2017), solidifying our position as one of the few scaled online retailers in Brazil and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our desktop and mobile websites and applications, which we refer to as our “sites,” we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini. We believe that Zattini, a site we launched in December 2014, is quickly becoming a leading online brand for fashion and beauty in Brazil in terms of consumer recognition.

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

We have a relentless focus on delivering a superior customer experience across Brazil, including remote locations not typically served by traditional retailers. As one of the first companies in Latin America to provide online retail offerings, we have emphasized the importance of customer service, including introducing short delivery times (with same-day delivery in capital cities of each of the countries in which we operate and certain other densely populated areas in Brazil), free return shipping for the first return or exchange, one-click purchasing, secure payment options and post-sales support. We have also developed technology that personalizes the shopping experience for our customers, and our sites have advanced features including enhanced search capabilities, easy navigation, product recommendations and customized ordering.

Our sites are also optimized for mobile shopping, and to facilitate our customers’ access to our sites. Despite Latin America’s relatively low smartphone penetration rate, in the year ended December 31, 2018, 58.7% of the total orders placed by our active customers came from mobile devices (in Brazil, mobile commerce accounted for 29% of eCommerce sales in 2018, according to Euromonitor1).

We are also a trusted partner and the go-to channel for the most important brands in sports and lifestyle retail in Brazil, and are increasingly establishing similar partnerships with fashion and beauty brands. We offer over 320,000 stock keeping units, or SKUs, from over 500 brands, including Nike, Adidas, Mizuno, Tommy Hilfiger, Ralph Lauren and Lacoste and work closely with our suppliers to promote and protect their brands and help manage product selection. We believe we are one of the largest distribution channels for these brands in Brazil. We have also begun to develop our private label brands to supplement our existing supplier relationships in key categories.

Our success has been dependent on our consistent ability to build a solid infrastructure network to support our operations, as well as our scalable and customized logistics capabilities. We have created a highly automated picking, packing and inventory management system, built to efficiently handle the products in which we specialize — easy-to-ship items with high margins and short replacement cycles. Today, we have three automated distribution centers in Brazil. We have also established innovative partnerships with over 10 local companies, across all of our operations, including Correios, the largest shipping provider in Brazil which has established shipping centers within our distribution centers to facilitate more efficient distribution. Also, since September 2017, we offer customers the option of collecting their purchases directly at Correios’ branches, with over 7,000 pick-up points in Brazil.  We are able to ship over one million orders a month, and on average, process the orders we receive within eight hours after confirmation, achieving an on-time delivery rate of approximately 97.0% of total processed orders. Having built scale in logistics has enabled us to offer the benefits of this scale to our third-party marketplace sellers. Today more than 50% of our marketplace sellers are using “Netshoes Entregas,” benefiting from cheaper, more agile and controlled delivery options using our courriers.

We have achieved the following significant milestones as of and for the year ended December 31, 2018 (excluding data from our Mexican operations, which were discontinued in September 2018):

•         6.8 million active customers, an increase of 4.4% from the 6.5 million active customers we had as of December 31, 2017;

•         12.6 million total orders on our sites, an increase of 4.9% from the 12.0 million total orders for the year ended December 31, 2017;

•         58.7% of our total orders were placed by customers on a mobile device, an increase of 12.7 percentage points from 45.9% for the year ended December 31, 2017; and

Also, for the years ended December 31, 2017 and 2018, excluding the results of our Mexican operations, which were discontinued in September 2018, we reported:

•         Net sales of R$ 1,835.2 million and R$1,808.1 million, respectively, representing a decrease of 1.5% in 2018;

•         Net loss of R$170.3 million and R$332.4 million, respectively; and

•         R$29.7 million and R$219.1 million in negative EBITDA from Continuing Operations, respectively.

1 Source: Euromonitor International Limited; Retailing 19ed; per Retailing, Internet Retailing, Mobile Internet Retailing; retail value sales, RSP, excl. Sales tax, current prices, local currency; 2018 data.

For information on how we define and calculate active customers, total orders, total orders placed from mobile devices and EBITDA from Continuing Operations, and for a reconciliation of our non-IFRS figures to their IFRS equivalents, see the section of this annual report captioned “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Our Industry

We believe eCommerce is becoming the universal solution for consumers to access products, anytime, anywhere.

In Brazil in particular, eCommerce presents a significant opportunity, with a number of factors supporting its expansion: increasing online penetration and mobile adoption, the emergence of new payment methods, and better network and logistics infrastructure, amongst others.

Additionally, despite recent macroeconomic volatility in Brazil, eCommerce in the country has grown at an attractive CAGR of 18.6% from 2012 to 2018, according to Euromonitor. In the mid- to long-term, we expect strong macro tailwinds due to an expanding middle class, increased disposable income, and reduced unemployment and interest rates, among others.

Overview of our market and the opportunity

Large and growing online audience in Brazil

•         Brazil alone has the fourth largest online audience in the world. As of December 31, 2018, Brazil had 138 million Internet users (representing a 70.5% penetration in the country). According to Euromonitor2, the portion of Brazil’s population that is connected to the Internet in Brazil is expected to grow at a 4.3% CAGR between 2018 and 2022, compared to 3.3% for the United States, which had 239.4 million Internet users as of December 31, 2018.

Our market verticals, in particular, represent a large opportunity, driven by an increased use of technology

•         Sports, fashion and beauty represent a significant opportunity in Brazil. We operate in the sports, fashion and beauty categories, which represent a significant opportunity in the countries where we are present. For instance, in Brazil, these categories reached, according to our estimates, US$2.4 billion in 2018, representing 12.8% of the country’s total online sales3.

•         Online retail penetration is low, but accelerating. With only 7.2% share of the total retail market in 2018, eCommerce in Brazil has significant potential vis-à-vis developed economies such as the United States, at a 13.7% market share, according to Euromonitor.

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

Mobile becoming more prevalent and rapidly gaining share in eCommerce

2 Source: Euromonitor International Limited; Digital Consumer 19ed.; per Internet Users and Percentage of Population Using the Internet definitions; 2018 data.

3 Source: Company’s estimates based on Euromonitor’s data. Source: Euromonitor International Limited; Retailing 19ed; per Apparel and Footwear through Internet Retailing, Beauty and Personal Care Internet Retailing, Consumer Health Internet Retailing and Personal Accessories and Eyewear through Internet Retailing and  Internet Retailing definitions; retail value sales, RSP, excl sales tax, current prices; 2018 data.

•         Smartphone adoption is high and rapidly growing. The possession of smartphones has achieved rapid adoption in households in Brazil, with rates of 96.5%, compared to 94.2% in the United States for the year ended 2018, according to Euromonitor4. In 2022, Smartphone penetration in households are expected to reach 98.6% in Brazil.

•         Mobile commerce is growing and gaining share. The growth and proliferation of smartphones and tablets has made mobile commerce one of the fastest growing retail channels in Brazil. Based on data from Euromonitor5, mobile commerce accounted for 29% of eCommerce sales in Brazil in 2018, increasing from 4.5% in 2013, compared to 27.2% in the United States in 2018.

Greater focus on sports, apparel, accessories, footwear, fashion and beauty, which are the most attractive categories in online retail

•         Increasing focus on active lifestyles and sports, resulting in a very attractive business opportunity. We believe that there has been an increased focus on education and health in Brazil, which is translating into more active lifestyles and participation in sports. While soccer remains the most popular sport in Brazil, other sports including running, volleyball, mixed martial arts, basketball, tennis and motor sports have become increasingly popular. Overall, we believe that sports are a very attractive category to operate in.

•         Sports, fashion, beauty and footwear are among the retail categories with the highest gross margins in the retail sector. Sporting goods, clothing, beauty and footwear retailers have some of the highest gross margins among retail businesses in the United States, a trend which we believe also applies to Brazil.

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

Dynamics in Brazilian eCommerce

Unique dynamics driving eCommerce adoption

•         Low but growing penetration of credit cards and evolution of online payment methods. According to the Bank of International Settlements and data from the World Bank, payment with card use remains relatively low in Brazil compared to more developed markets. Debit and credit card payments accounted for 28.4% of the Brazilian household consumption in 2015, compared with 45.0% in the United States. In addition, other payment alternatives have emerged in Brazil, such as PagSeguro, PayPal and MercadoPago, among other alternatives. We believe the emergence of these payment alternatives, along with the increasing penetration of credit cards, is driving the adoption of online payments and enabling more consumers to transact online securely.

•         Installment payments as an important method in Brazil. According to e-Bit, 50.2% of eCommerce payments in Brazil were made with extended payment terms during 2017 As a result, the ability to manage net working capital dynamics through the asymmetric payment cycle is an important local expertise needed to operate in the Brazilian market.

4 Source: Euromonitor International Limited 19ed.; Digital Consumer; per Possession of Mobile Phone definitions; 2018 data.

5 Source: Euromonitor International Limited; Retailing 19ed; per Retailing, Internet Retailing, Mobile Internet Retailing; retail value sales, RSP, excl. Sales tax, current prices, local currency; 2018 data.

•         Increasing trust and confidence in online retailers. In the past, online retailing in Brazil suffered from consumer lack of confidence due to a lack of secure payment options and low visibility in the delivery of products, among other factors. However, we believe that the emergence of more secure online payment methods, coupled with the higher reliability of mail networks for delivery, is making consumers more confident in purchasing through online retailers, particularly for small-volume goods.

•         eCommerce as a unique solution to a geographically disperse universe of customers. We believe eCommerce is particularly well suited to Brazil. With expanding and geographically dispersed population, brick-and-mortar retailers have difficulties in serving a large portion of consumers in Brazil. Brick-and-mortar retailers tend to concentrate in specific cities or regions, leaving large percentages of the population without convenient access to their products. For this reason, we believe that eCommerce provides a unique solution to consumers who are looking to access a variety of goods from various brands, irrespective of their location.

Our Competition

eCommerce in Brazil includes a number of local players and a few global companies focused on a wide variety of categories. Based on management’s experience in, and knowledge of, the industry, we do not believe we have a relevant direct competitor in the eCommerce sports category in Brazil ( we are a leader in this country), and while we face competition in our fashion and beauty categories, in just four years of operation we believe we have become a clear contender for the market leader in Brazil. Our current or potential competitors include the following:

•         Brick-and-mortar stores: We face competition from brick-and-mortar retailers specialized in sporting goods, fashion and beauty and general brick-and-mortar retailers, some of which currently also sell, or in the future may sell, their products online. Based on management’s experience in, and knowledge of, the industry, we believe that most existing brick and mortar retail players in Brazil have limited eCommerce presence and are often focused on specific categories which, in general, are not core to us; such as electronics and household appliances. We believe that most retailers’ constraint to physical locations results in limited product offerings and restricts their operations to narrower geographies. In summary, we believe, based on management’s experience in, and knowledge of, the industry, that the nature of the eCommerce platforms developed by most brick-and-mortar stores is more of a complementary service rather than a priority for their business. We believe our platform, on the other hand, provides a unique solution to customers and focuses on more attractive product categories with a team of professionals solely dedicated to delivering a best-in-class customer service; and

•         Pure-play eCommerce players: We face competition from (a) other B2C eCommerce retailers; (b) retailers and other sellers that conduct commerce through online marketplaces; and (c) a number of indirect competitors, including Internet portals and Internet search engines that are involved in online commerce, either directly or in collaboration with other retailers. We believe that, based on management’s experience in, and knowledge of, the industry, pure-play sports eCommerce players are fragmented in Brazil with no company having achieved scale other than us. Moreover, no consolidation strategy has been deployed by any local or global player.

We believe our 6.9% growth in consolidated B2C GMV in Brazil - which includes marketplace sales - for the year ended December 31, 2018 was above the average of retail industries in Brazil. According to Euromonitor6, in 2018 the total retail market in Brazil grew by 5.1%.

Our Customers

With 6.8 million active customers as of December 31, 2018, a highly recognized consumer brand and a large selection of verticals and products, we attract a highly diversified customer base as measured across multiple attributes: gender, age and income. In particular, the launch of Zattini in December 2014, with new categories such as fashion and beauty, introduced our sites to a larger number of women. The launch of Zattini has also helped create a cycle where Netshoes customers are expanding into Zattini and Zattini is bringing a new customer base onto the Netshoes platform. For example, for the year ended December 31, 2018, approximately 53.8% of Zattini customers in Brazil were originally Netshoes customers.

6 Source: Euromonitor International Limited; Retailing 19ed; per Retailing definitions; retail value sales, RSP, excl sales tax, current prices, local currency; 2018 data.

Our customer base is also diversified in terms of age, income and geographic dispersion. As of December 31, 2018, our customer base was comprised of 27.3% customers under 25 years of age, 36.2% between 26 and 35 years, 22.5% between 36 and 45 years and 14.1% over 45 years of age, showing no significant concentration within any specific age group. In addition, our customer base spans across all levels of income, from low (54%), to middle-  (33%) and high-end customers (13%). Our customers are distributed nationwide and our solid infrastructure network allows us to reach customers in all zip codes of Brazil.

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

Our Partner Suppliers

We are a trusted partner for the most important brands in the sports and lifestyle retail industry in Brazil, with a network of partner suppliers spanning over 500 brands, including Nike, Adidas, Mizuno, Tommy Hilfiger, Ralph Lauren and Lacoste. We are the go-to-channel for global sports brands to reach customers in Brazil, and we are increasingly establishing similar partnerships with fashion and beauty brands.

Different from many of our competitors whose operations rely on a smaller number of suppliers, our diversified network of partner suppliers allows us to offer our customers a comprehensive product portfolio while reducing operational risk and dependency on specific suppliers. For the year ended December 31, 2018, our top 10 partner suppliers represented 54.0% of our net sales, the same share recorded for the year ended December 31, 2017. As of December 31, 2018, we had expanded our sporting and lifestyle product offerings to more than 320,000 SKUs compared to approximately 111,000 SKUs as of December 31, 2014, reflecting our diversified product offerings achieved through broadening our network of partner suppliers.

In order to continuously improve our relationship with partner suppliers, further developing brand recognition and streamlining processes, we have a fully dedicated team responsible for the constant management and evaluation of our partner suppliers. The results of these measurements are periodically shared with our partner suppliers in an effort to promote higher efficiency and profitability.

Our Private Labels

In November 2014, we began offering private label sports brands on the Netshoes site, and in 2016, we started to offer private label brands on our fashion and beauty site, Zattini. Our private label brands span product categories in which we believe we can compete to provide online shoppers lower cost, high quality options. Our private label products are higher margin items and our seven brands cover the majority of the categories we currently offer. For the year ended December 31, 2018, the sales of private label products accounted for 9% of the net sales of our operations in Brazil and for 8% of our net sales on a consolidated basis.

“Gonew,” our first private label brand was created in September 2014 and today is our sixth largest brand in terms of net sales, currently selling over 2,700 SKUs within the sports apparel, equipment and footwear categories. We also have private labels such as, “Mood,” “Burn” and “Treebo” covering apparel, equipment and footwear for Surfing & Skating activities and other casual shoes and clothes labels, such as “Shoestock” and “Drezzup” covering fashion shoes and clothing, and “Zeep!”, designed to offer shoes and clothes for kids. We outsource the production of 100% of our private label products from qualified national and international third-party suppliers.

Our Sites

We currently operate under three brands: Netshoes, Zattini and Free Lace. Although we connect the brands through cross promotional links and the user interface of our sites, each brand has a unique identity and product set to cater to specific consumer tastes, styles and purchasing goals. Across our brands and sites, we offer the same personalized shopping and rich product selection for which we are known, focusing on delivering an intuitive online experience for all consumers regardless of the brand with which they engage.

Netshoes: Netshoes was our first to market brand and is the leading sporting goods retailer in Brazil. Our website offers consumers a superior and personalized shopping experience for sporting and active lifestyle products and features a user-friendly and intuitive interface designed to allow users to conveniently search for, find, compare and purchase sporting and active lifestyle goods. We are the one stop shop for consumers across sporting goods and active lifestyle products and we operate this business through our websites www.netshoes.com.br and www.netshoes.com.ar.

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

Zattini: Launched in December 2014, Zattini is one of the fastest growing fashion and beauty site in Brazil. Our website offers consumers a superior and personalized shopping experience for fashion and beauty products such as shoes, clothes, accessories, fragrances and hair care products, and features a user-friendly and intuitive interface similar to our Netshoes sites. We offer over 200 leading international and local brands (including, among others, Calvin Klein, Revlon, Maybelline, L’Oreal, Joico, Dolce & Gabbana and Carolina Herrera). Also, to capitalize on consumer openness to private label in apparel, in February 2016 we acquired Shoestock, a strong fashion brand in Brazil. Currently we operate Zattini through our websites www.zattini.com and www.zattini.com.br. As of December 31, 2018, our Zattini platform had over 215,000 SKUs offered to our customers.

Free Lace: Launched in September 2018, Free Lace website was developed to connect our clients with the most sophisticated, exclusive and desirable sneakers from the most iconic brands, offering a superior and personalized shopping experience. We operate this business through our website www.freelace.com.br.

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

Product Reviews: We now have a solid customer review database, which helps customers find the right product for their needs and our merchandising team in its buying decisions. Our customers are generally engaged in writing reviews on our website. As of December 31, 2018, approximately 62.1% of the SKUs available on our sites had been reviewed by our clients.

Our Additional Sources of Revenues

A portion of our net sales is generated from sources other than product sales effected by us directly from our Netshoes and Zattini sites. These sources include our services to customers through our marketplace, as well as products sold through partner-hosted sites, Shoestock site and its omni-channel brick and mortar store, and NCard. These sources allow us to continue to reach a broader consumer base, help us build our brand, improve customer loyalty to the platform and drive incremental net sales.

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

Partner-Branded Stores: In addition to offering merchandise through our sites, we offer and deliver merchandise to our customers through a number of partner-branded store sites managed by us. These include the sub-home of the National Basketball Association, or NBA, in Brazil; the Brazilian online stores of multiple global and local brands including Puma and Olympikus; and the online stores of major soccer clubs including Corinthians, São Paulo, Santos, Internacional, Vasco da Gama, Chapecoense and Cruzeiro, among others. As of December 31, 2018, we managed 14 partner-branded stores.

Shoestock Store: In March 2017, we successfully re-launched Shoestock, a Brazilian fashion brand for shoes and accessories acquired by us in February 2016. With over 30 years of existence, Shoestock is a brand with solid customer awareness in the São Paulo region in Brazil, and augments our private label portfolio in the fashion category. Shoestock products are available to customers nationwide via Zattini site, Shoestock’s own store site and also through its concept brick-and-mortar store – offering a complete omni-channel shopping experience to customers in the city of São Paulo. This store is fully integrated with our online operations and provides significant cross-selling opportunities with other fashion and beauty categories.

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

Our Customer Service

As a result of our efforts to deliver a superior customer experience, we have been widely recognized by our customers and the industry. We have been awarded several prizes, including: the E-award Prize – Best Customer Service (Braspag, 2015 and 2016) and Modern Consumer Award in Customer Excellence – Company that Most Respects its Customers (Grupo Padrão, 2013 through 2018).

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

Our customers can contact our customer service representatives through real-time online chat, our customer service e-mail address or our customer service hotline. As of December 31, 2018, our customer service department had more than 510 in-house employees empowered to keep our customers happy and satisfied. Our decision to have all of our customer service professionals in-house was driven by our relentless focus on customer experience.

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

Sales & Marketing

Our sales and marketing efforts are focused on driving organic traffic to our sites and increasing the monetization of our existing traffic. Given that Netshoes is one of the most recognizable brands in Brazil, we have focused on performance marketing for this site to drive measurable customer acquisition. For Zattini, we continue to focus on growing brand awareness as well as performance marketing. We aim to maintain the right balance between marketing across brand-building channels and performance-based customer acquisition strategies.

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

Due to our market leadership in Brazil, we have pioneered many new regional marketing programs with third parties, such as Facebook, Google and Criteo, which allow us to deepen our knowledge about online consumer behavior and, consequently, results in a better shopping experience for our customers. We constantly share data analytics about our respective experiences with digital consumers in order to take advantage of new latent opportunities related to our markets.

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

Our Technology

We are proud of our technology leadership in Brazil and were awarded the Sales Innovator of the Year Award in 2016 by eCommerce Brasil and “The Most Innovative Retailer” in 2016 through 2018 by Valor Econômico, a prestigious business and financial newspaper in Brazil. As one of the first online retailers in country, we have adopted a technology-forward and data-driven approach to all aspects of our business.

We use our technology platform to improve the experience of our customers, increase the purchase frequency and average order size placed by our customers and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that is unique in our geography and enables us to attract and retain some of the best technological minds in Brazil. We employ over 236 dedicated technology professionals and our research and development is centralized in São Paulo.

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

We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use continue to grow. We have adopted what we believe is a detailed privacy policy that complies with local legal requirements and outlines the information that we collect concerning our users and how we use it, and the extent to which other registered Netshoes and Zattini users may have access to this information. Users must acknowledge and expressly agree to this policy when registering with our sites. For more information, particularly with respect to a cybersecurity incident experienced by us in December 2017, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers” and “Item 8. Financial Information——A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Legal and Administrative Proceedings—Civil Matters.”

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

Billing and Collection

We provide our online customers in Brazil the flexibility to choose from a number of payment options including online payment through all major credit cards and bank payment slips, known as “boleto” in Brazil. We offer our credit card paying customers the option to pay in monthly installments (up to 15 for customers using NCard and up to 10 for customers using other types of credit cards), with a minimum installment payment of R$39.90. Paying by credit card in monthly installments is the most popular option among our customers in Brazil. For the year ended December 31, 2018, 56.5% of our product sales were paid in installments by our customers. In conjunction with third-party service providers, we have a dedicated risk department that conducts a rigorous analysis of each transaction to help reduce the risk of fraudulent payments and decrease payment default.

Seasonality

We experience the effects of seasonality throughout the calendar year. Typically, the fourth quarter of the year is the strongest for our sales due to the Black November period in Brazil and the Christmas season in Brazil. The first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil. See “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

Intellectual Property

We rely on a combination of trademark, trade secret and other intellectual property laws as well as confidentiality agreements with our employees and suppliers for the purpose of protecting the proprietary rights associated with the products branded under our private labels. We have also registered the domain names www.netshoes.com, www.netshoes.com.br, www.zattini.com, www.zattini.com.br, www.shoestock.com, www.shoestock.com.br, www.freelace.com.br and their variations. Our “Netshoes” and “Zattini” trademarks and logos have also been registered with the relevant authorities in Brazil and in other countries. Trademark registrations for “Shoestock” have been granted to us in the United States and Brazil. Furthermore, we have applied for the registration of the trademarks and logos of all of our private labels, such as Gonew, Burn, Drezzup and Mood, all of which have been granted in Brazil.

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

Insurance We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from events that may affect our assets, as well as for any indemnities that we may have to pay to third parties as a result of our operations. These policies include insurance covering our distribution centers including equipment, machinery and inventory stored therein (or in transit) and have coverage limits of up to R$288.2 million. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

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

Data Privacy and Protection. The Internet Act establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users. Under Brazilian laws personal data may only be treated (i.e., collected, used, transferred, etc.) upon users’ prior and express consent. Privacy policies of any company must be clear and detailed and include information regarding all contemplated uses for such users’ data and excessively ample or vague consent for data treatment may be deemed invalid in Brazil. Brazilian courts have applied joint and several liability among all entities that shared and/or used personal data subject to a breach. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.” We are also subject to the LGPD, which establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could have a material adverse effect on our business, financial condition or results or operations.”

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

C.                  Organizational Structure

The following is a chart of our current corporate structure (which already contemplates divestment from our operations in Argentina):

For a complete list of all of our direct and indirect wholly-owned subsidiaries, see note 2.3 to our consolidated financial statements included elsewhere in this annual report.

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

We currently lease all properties for our operations in Brazil. Our corporate headquarters are located in São Paulo, Brazil. We lease three distribution centers in Brazil, one of which is located in the State of São Paulo (Barueri), one in the State of Minas Gerais (Extrema) and one in the State of Pernambuco (Jaboatão dos Guararapes). We also lease one physical store location for Shoestock in São Paulo, Brazil. We believe that our properties are generally suitable to meet our needs for the foreseeable future, and we will continue to seek additional space as needed to pursue our growth strategy.

The following table sets forth a summary of our distribution centers as of December 31, 2018:

Location	Area (m²)	Storage Capacity (m²)	Agreement Expiration Date
Barueri (State of São Paulo, Brazil)(1)	19,143	45,843	April 1, 2028
Extrema (State of Minas Gerais, Brazil)	28,656	42,316	October 22, 2020
Jaboatão dos Guararapes (State of Pernambuco, Brazil)	15,321	23,915	January 31, 2023

(1)     The original expiration date of May 31, 2019 was extended by the parties in March 2018.

In Brazil, we have three distribution centers with a total storage capacity of over 110,000 square meters across all floors and a high level of automation. Our distribution centers located in Brazil have the capacity to handle over 9.7 million items at peak capacity and are able to ship products across all 26 Brazilian states and the Federal District of Brazil.

In Brazil, we have a nationwide delivery network consisting of 13 third-party courier companies and were the first retail company to develop an on-site partnership with Brazil’s national post office, Correios, which expedites the delivery of our products. We leverage our large scale of operations and reputation to obtain favorable contractual terms with the courier companies. We monitor and review the courier companies’ performance and its compliance with our contractual terms.

Our distribution centers and delivery network are strategically located and designed for reliable and timely product delivery. In general, orders are automatically allocated to one of our distribution centers for fulfillment. We then process our orders within eight hours after the orders are confirmed on average, and we can deliver on the same day in the main Brazilian urban centers and Buenos Aires. We offer a wide range of delivery options to cater to our customers’ individual requirements and preferences. Our delivery options include normal delivery within four to five days, express delivery within two to three days, super express delivery for same-day delivery, scheduled delivery, and the option to pick-up products from one of the almost 7,000 Correios branches in Brazil. We have an on-time delivery rate of approximately 97.0% of total processed orders. Our infrastructure also includes two data centers that are critical to our operations (see Item 4. Information on the Company—B. Business Overview—Our Technology”).

We also use our distribution centers and delivery network to manage the logistics and distribution of a number of our suppliers’ and partners’ online stores.

We invested in 2018 in the expansion of the storage capacity and in increased automation for our distribution  center located in the municipality of Extrema, State of Minas Gerais, increasing its current storage capacity of 35,431 m2 to 42,316 m2.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

We currently operate in Brazil (having recently divested from our operations in Mexico, in 2018, and Argentina, in 2019) and, since our launch, we have sold to more than 17.6 million customers across our sites (representing a 16.9% year-over-year growth from 2017), solidifying our position as one of the few scaled online retailers in Brazil and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our sites, we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini. We believe that Zattini, a site we launched in December 2014, is quickly becoming a leading online brand for fashion and beauty in Brazil in terms of consumer recognition.

Since we were founded in 2000, we have selectively introduced new product categories, maintaining our core strategy of focusing on lifestyle verticals, which we believe are particularly well-suited for distribution online due to the following factors: (1) the vast inventory selection, benefitting customers by providing them with access to varied products in one place; (2) the lightweight nature of most of the products we offer, which makes them easy to ship and drives fast delivery speeds at significant volumes; (3) the high gross margin of these retail categories; and (4) the need for consistent replacement (compared to, for example, household appliances and electronics), which drives repeat purchasing.

We focus on delivering a superior customer experience and providing service across all regions in Brazil, including remote locations not typically served by traditional retailers. As one of the first companies in Brazil to provide online retail offerings, we have emphasized the importance of customer service. We have also developed technology that personalizes the shopping experience for our customers, and our sites have advanced features including enhanced search capabilities, easy navigation, and product recommendations. This core customer focus has driven customer loyalty.

We benefit from our early mover advantage in the Brazilian eCommerce, which has allowed us to capture what we believe is a significant market share in a large addressable market. As our market continues to expand, we believe that we are and will continue to be well-positioned as a leading established player to benefit from these macro-economic trends.

We have achieved the following significant milestones as of and for the year ended December 31, 2018 (excluding data from our Mexican operations, which were discontinued in September 2018):

•         6.8 million active customers, an increase of 4.4% from the 6.5 million active customers we had as of December 31, 2017;

•         12.6 million total orders on our sites, an increase of 4.9% from the 12.0 million total orders for the year ended December 31, 2017;

•         58.7% of our total orders were placed by customers on a mobile device, an increase of 12.7 percentage points from 45.9% for the year ended December 31, 2017; and

Also, for the years ended December 31, 2017 and 2018, excluding the results of our Mexican operations, which were discontinued in September 2018, we reported:

•         Net sales of R$1,835.2 million and R$1,808.0 million, respectively, representing a decrease of 1.5% in 2018;

•         Net loss of R$170.3 million and R$332.4, respectively;  and

•         R$29.7 million and R$219.1 million in negative EBITDA from Continuing Operations, respectively.

For information on how we define and calculate active customers, total orders, total orders placed from mobile devices and EBITDA from Continuing Operations, and for a reconciliation of our non-IFRS figures to their IFRS equivalents, see the section of this annual report captioned “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven by the following trends and factors:

•         Financial and Liquidity Position.  We experienced net losses and significant cash outflows from cash used in operating activities in 2018, and our business performance and financial condition has faced increasing pressure since December 31, 2018.  We are currently engaged in preserving our cash, liquidity and financial position and obtain access to alternative sources of capital necessary to meet our ongoing liquidity needs.  We have engaged financial and other advisors to assist us in that effort.  Although our management has a reasonable expectation that we have adequate resources to continue in operational existence for the foreseeable future, there can no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and may experience additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default. For further information, see “—B. Liquidity and Capital Resources.”

•         Continuous Engagement of our Customers: We benefit from our early mover advantage in the Brazilian eCommerce, which has allowed us to capture what we believe is a significant market share in a large addressable market, but there is still significant room to further expand the customer base for our sites and increase customer loyalty and repeat purchasing. Since our launch, we have used several marketing channels to promote our sites, including television, sponsorship of sport clubs, internet search engines, social media and promotional emails, which has resulted in a substantial increase in the engagement of our customers with our brands.

•         Launch of New Products and Services: Our continuous ability to monetize our user traffic remains critical to our envisioned plans for growth. Our net sales have increased from R$252.9 million in 2010 to R$1,808.1 million in 2018 (a CAGR of 27.9%), and in the same period our GMV grew at a CAGR of approximately 27.7%. We have launched new initiatives that are specifically focused on delivering increased revenue at higher margins, and we expect that the success of these initiatives will play a key role in our long-term growth strategy. In December 2014, we launched Zattini, an online retail store for fashion and beauty products. We have also offered private label apparel to our customers across our Netshoes platform since November 2014 and through our Zattini platform since its launch, and for the year ended December 31, 2018, the sales of those products accounted for 9% of our net sales in Brazil and 8% of our net sales on a consolidated basis. For the year ended December 31, 2018, Zattini accounted for 18.8% of the net sales of our operations in Brazil and 17.5% of our net sales on a consolidated basis. We have developed other initiatives that tie our customers more closely to our sites, such as extended payment terms to our customers through our co-branded credit card with Banco Itaú S.A., which we refer to as “NCard,” launched in April 2016. Our expansion efforts also led us to launch our online marketplace platform in February 2016. In 2018 this platform was responsible for 12.8% of our GMV, increasing its penetration by 11.1 percentage points when compared to 2016. We expect that marketplace and these new initiatives will play a role in our strategy to attract new customers to our sites and increase spending per active customer.

•         Growth of eCommerce: Our sales depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Consumers who have historically used physical channels of commerce to purchase sporting, fashion and beauty goods have started to transition to eCommerce, and we expect they will continue to do so. With only a 7.2% share of the total retail market in 2018, online retail penetration in Brazil offers significant potential relative to developed economies such as the United States, which has 13.7% online retail penetration, according to Euromonitor. Despite recent macroeconomic volatility in Brazil, eCommerce has grown at a CAGR of 18.6% from 2012 to 2018 according to Euromonitor. Also, our customers have been increasingly accessing our sites using mobile devices. In the year ended December 31, 2018, orders placed by our customers from mobile devices represented approximately 58.7% of our total orders (compared to 45.9% in the year ended December 31, 2017), and we believe there is room for further growth in mobile commerce. We are focused on the continuous development of our mobile platforms as sales made on mobile devices have become an important part of our business.

•         Changing Customer Demands, Shopping Patterns and Technologies: We believe that the current scale of our business reflects in part our consistent ability to anticipate and respond in a timely manner to changing consumer demands and shopping patterns. We believe that there has been an increased focus on education and health, which is translating into more active lifestyles and higher participation in sports. We have been directing our efforts to address the needs of consumers in this growing market, which we believe is a primary component behind our growth in net sales from R$252.9 million in 2010 to R$1,808.1 million in 2018. Also, our ability to innovate and be at the forefront of technological trends and incorporate technology into all aspects of our business has been key to our success, and we expect to benefit from the growth of eCommerce (which, according to Euromonitor, has grown from 3.6% of the retail market in Brazil in 2012 to 7.2% in 2018).

•         Political Environment and Macroeconomic Conditions in Brazil: All of our business is currently carried out in Brazil. Our results of operations and financial condition are significantly influenced by political and economic developments in Brazil and the effect that these factors have on the availability of credit, employment rates, disposable income and average wages in the country. In the mid- to long-term, we expect strong macro tailwinds due to an expanding middle class, increased disposable income and reduced unemployment and interest rates, among other factors.

Our Business Segments

As of December 31, 2018, we had organized our operations around geographical divisions, and a result we had the following reportable segments: Brazil and Argentina.

•         Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br, Shoestock.com.br, Freelace.com.br and third-party sites that we manage as well as our business to business offline operation.

•         Argentina: consists of retail sales of consumer products (mainly sporting goods and related garments) from our site netshoes.com.ar in Argentina. In line with our strategy of focusing on our core Brazilian operations , we discontinued our operations in Mexico in September 2018. In April 26, 2019, we divested from our operations in Argentina as part of our strategy to focus on our core Brazilian operations. See “Introduction––Recent Developments” and “Item 3. Key Information––A. Selected Financial Data––Pro Forma Financial Information.”

Corporate functions and activities (primarily operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are not allocated directly to the reportable segments and are disclosed separately in our audited consolidated financial statements to reconcile our segments to our audited consolidated financial information. For further information, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Going forward, we will have only one Business Segment, Brazil, which will be comprised of our operations in Brazil.

Components of Our Results of Operations

The following is a summary of the items comprising our consolidated statements of profit or loss:

Net Sales

Net sales includes revenue from product sales and other revenues, net of promotional discounts and returns. Revenue from product sales arises from online purchases with us (except marketplace) and within our brick-and-mortar store and (ii) offline purchases through our B2B operations (including our B2B operation dedicated to sales of Midway’s nutrition supplements and vitamins which was discontinued in October 2018). Other revenues mainly consist of (i) revenues from shipping services related to our product sales, (ii) commission revenue representing a percentage of the total order value of product sales through our marketplace, where qualified third-party B2C vendors can sell their own products to customers through our sites and (iii) commission revenue generated by customers’ activation of NCards. We launched our marketplace platform in February 2016 and NCard in April 2016. For the year ended December 31, 2018, online purchases with us plus our brick-and-mortar store represented 99.3% of our net sales (which excludes the results from our discontinued operation in Mexico but considers net sales from our operations in Argentina, which was sold by us on April 26, 2019 as part of our strategy to focus on our core Brazilian operations, while offline purchases through our B2B operations and other revenues represented 0.6% and 0.1% of our net sales, respectively.

Our net sales are also recorded net of certain taxes, principally Taxes on Sale of Goods and Services (Imposto sobre Circulação de Mercadoria e Serviços), or ICMS. We have received ICMS tax incentives from the States of Pernambuco and Minas Gerais in Brazil, and the impact of these tax incentives is reflected in net sales because the amount of ICMS we pay to those states is lower than the amount we invoice to our customers who order from outside of these states. For further discussion regarding the tax incentives applicable to us, see notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

Cost of Sales

Cost of sales consists primarily of costs related to our product sales (except marketplace), including the purchase price of goods for resale (net of rebates from suppliers) and related non-recoverable taxes, as well as shipping costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of marketing and advertising costs, personnel expenses for employees engaged in selling, marketing and distribution activities, rental expenses in connection with our distribution centers, credit card fees paid to financial institutions and other expenses. See note 8(ii) to our audited consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses for management and employees involved in general corporate functions, including finance, accounting, tax, legal, information technology and human resources, and our share option plan granted to key management personnel. General and administrative expenses also include rental expenses incurred in connection with our corporate offices, technology and related infrastructure costs, professional and consulting fees, depreciation costs of equipment used by our corporate departments and insurance expenses. See note 8(iii) to our audited consolidated financial statements included elsewhere in this annual report.

Other Operating Expenses, Net

Other operating income consists primarily of the income related to our agreement with Banco Itaú S.A. to provide it with exclusive access to our customer database and gains on the disposal of fixed assets and intangible assets. Other operating expense consists primarily of losses on the disposal of fixed assets and provisions for civil and labor risks.

Financial Income

Financial income consists primarily of interest income on cash and cash equivalents, imputed interest income on installment sales and gains on derivative financial instruments. See note 19 to our audited consolidated financial statements included elsewhere in this annual report for further information regarding our derivative financial instruments.

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

Income Tax Expense

Income tax expense consists primarily of current tax. Current income tax is measured as the amount expected to be paid (or recovered, to the extent applicable) to tax authorities based on the taxable profit for the period. We have reported pretax losses, giving rise to substantial tax loss carryforwards in Brazil. We will not recognize deferred tax assets until we begin to experience future sustainable taxable profits and it is probable that we will be able to utilize these tax benefits. See below “—Critical Accounting Policies and Estimates—Income Taxes” and notes 2.27 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report.  The following table set forth our results of operations for the periods indicated:

(In thousands)(1)	Year Ended December 31, 2016 (Restated)	Year Ended December 31, 2017 (Restated)	Year Ended December 31, 2018
	R$	R$	R$
Net sales	1,685,151	1,835,212	1,808,064
Cost of sales	(1,144,231)	(1,247,014)	(1,389,842)
Gross profit	540,920	588,198	418,222
Operating expenses
Selling and marketing expenses	(431,065)	(495,190)	(480,206)
General and administrative expenses	(162,338)	(143,253)	(191,695)
Other operating expense, net	(5,251)	(3,933)	(9,312)
Total operating expenses	(598,654)	(642,376)	(681,213)
Operating loss	(57,734)	(54,178)	(262,991)
Financial income	28,285	28,996	15,026
Financial expense	(104,795)	(129,040)	(83,223)
Monetary position (loss) gain, net	―	―	9,595
Loss before income tax	(134,244)	(154,222)	(321,593)
Income tax expense	―	―	(202)
Net loss from continuing operations	(134,244)	(154,222)	(321,795)
Net loss from discontinued operations	(17,640)	(16,121)	(10,579)
Net loss	(151,884)	(170,343)	(332,374)

(1)     For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information for the years presented herein as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. See “Introduction––Financial Information.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

The following table sets forth our consolidated financial information ended in 2016 and 2017:

(In thousands)(1)	Year Ended December 31, 2016 (Restated)	Year Ended December 31, 2017 (Restated)	% Change
	R$	R$
Net sales	1,685,151	1,835,212	8.9%
Cost of sales	(1,144,231)	(1,247,014)	9.0
Gross profit	540,920	588,198	8.7
Operating expenses:
Selling and marketing expenses	(431,065)	(495,190)	14.9
General and administrative expenses	(162,338)	(143,253)	(11.8)
Other operating expense, net	(5,251)	(3,933)	(25.1)
Total operating expenses	(598,654)	(642,376)	7.3
Operating loss	(57,734)	(54,178)	(6.2)
Financial	28,285	28,996	2.5
Financial expense	(104,795)	(129,040)	23.1
Monetary position (loss) gain, net	―	―	―
Loss before income tax	(134,244)	(154,222)	14.9
Income tax expense	―	―	―
Net loss from continuing operations	(134,244)	(154,222)	14.9
Net loss from discontinued operations	(17,652)	(16,123)	(8.7)
Net loss	(151,896)	(170,345)	12.1%

(1) For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information for the years presented herein as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5.

Net Sales

Total net sales increased by 8.9% from R$1,685.1 million in 2016 to R$1,835.2 million in 2017. The following table sets forth the breakdown of our net sales by segment for the periods indicated:

(In thousands)	Year Ended December 31, 2016	Year Ended December 31, 2017	% Change
	R$	R$
Brazil	1,554,405	1,693,467	8.9%
Argentina(1)	130,832	141,745	8.4%
Total	1,685,151	1,835,212	8.9%

(1)     Does not consider net sales from our Mexican operations, which were discontinued in September 2018 but considers net sales from our operations in Argentina, which was sold by us on April 26, 2019 as part of our strategy to focus on our core Brazilian operations. See “Introduction––Financial Information” and Item 5. Operating and Financial Review and Prospects––A. Operations Results––Our Business Segments.”

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

•         partially offset by a 85.8% decrease in net sales from our B2B operation, from R$65.9 million in 2016 to R$9.4 million in 2017, as our management decided to substantially reduce the scale of this operation to focus on improving the segment’s economics and overall business model. Our B2B operation was launched in early 2016 to complement our core B2C operation and represented 3.8% and 0.5% of our net sales in Brazil in 2016 and 2017, respectively. Our B2B operation dedicated to sales of Midway’s nutrition supplements and vitamins was discontinued in October 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to predict or effectively react to changes in consumer demand or shopping patterns, we may face significant inventory risk or lose customers and our sales may decline.

Argentina net sales increased by 8.4% from R$130.8 million in 2016 to R$141.7 million in 2017 primarily due to a 23.0% increase in the number of total orders placed by our customers, from 0.6 million in 2016 to 0.8 million in 2017, derived mainly from a 18.5% increase in active customers to 385 thousand in 2017, partially offset by a 12.7% decrease in the average basket size per order (from R$297.3 in 2016 to R$259.4 in 2017) as a result of exchange translation effects resulting from the appreciation of the Brazilian real against the Argentine pesos. On a local currency basis, the net sales of our Argentine subsidiary increased  by 31.3% (from AR$560.0 million in 2016 to AR$735.0 million in 2017) primarily attributable to the expansion of our sporting goods operations and inflation in Argentina.

Cost of Sales and Gross Margin

Our cost of sales increased by 9.0% from R$1,144.2 million in 2016 to R$1,247.0 million in 2017. Our cost of sales as a percentage of our net sales remained stable at 67.9% in 2016 and 2017. Our gross margin also remained stable at 32.1% in 2016 and 2017, mainly attributable to our strategy to (1) increase the number of products we sell with promotional discounts to counteract the still challenging economic environment in Brazil which has not yet shown material positive impact in the disposable income of our customers and (2) accelerate the transition to a more favorable mix of GMV coming from our marketplace and private label operations.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses increased by 14.9% from R$431.1 million in 2016 to R$495.2 million in 2017. As a percentage of our net sales, selling and marketing expenses increased from 25.6% in 2016 to 27.0% in 2017. Key drivers leading to this increase in selling and marketing expenses are discussed in further detail below:

•         Marketing expenses increased by R$31.9 million, resulting primarily from increased investments in marketing campaigns to attract new customers to our sites and increase our active customers by reengaging our registered members. As a percentage of our net sales, marketing expenses increased from 10.2% in 2016 to 11.1% in 2017, mainly as a result of the investments made to foster the development of our marketplace operation;

•         Allowance for doubtful accounts increased from R$6.2 million in 2016 to R$25.4 million in 2017. As a percentage of our net sales, our allowance for doubtful accounts increased from 0.4% in 2016 to 1.4% in 2017. This R$19.2 million increase was primarily attributable to increased credit risk from certain of our B2B customers derived from an increase of overdue receivables in our B2B operations.

•         Personnel expenses increased by R$9.4 million, resulting from (1) higher employee compensation costs attributable to collective bargaining agreements executed in September 2017, which led to an approximate 1.7% average increase in salaries, and (2) an increase in our average headcount, mainly in our distribution centers, to sustain the elevated growth of our operations. As a percentage of our net sales, personnel expenses decreased from 7.9% in 2016 to 7.7% in 2017.

General and Administrative Expenses

General and administrative expenses decreased by 11.8% from R$162.3 million in 2016 to R$143.2 million in 2017. As a percentage of our net sales, general and administrative expenses substantially decreased from 9.6% in 2016 to 7.8% in 2017. The decrease in general and administrative expenses was primarily attributable to a R$30.8 million decrease in personnel expenses, resulting mainly from (i) a R$14.7 million decrease in share-based expenses related to a R$12.9 million positive effect recorded in the first quarter of 2017 resulting from the remeasurement of the value of our then cash-settled stock option liability based on our initial public offering price; and (ii) a R$14.9 million decrease in IT personnel expenses as during the year of 2017, as a great portion of our IT employees were engaged in software development (website, mobile, and marketplace platforms) and their compensation was recognized as intangible assets. The decrease in general and administrative expenses was partially offset by, among others, a R$4.0 million increase in amortization of software expenses, resulting from additional software acquired and developed in 2017.

Financial Income

Financial income increased by 2.5% from R$28.3 million in 2016 to R$29.0 million in 2017. This increase was primarily to a R$5.0 million increase in our interest income on cash and cash equivalents, mostly resulting from an increase in our average monthly balance of cash and cash equivalents from R$88.8 million in 2016 to R$243.2 million in 2017, mainly due to the R$415.6 million (US$134.2 million) received in net proceeds upon the completion of our initial public offering in April 2017, partially offset by a R$3.5 million decrease in imputed interest income on installment sales primarily due to the increase in the use of factoring of trade accounts receivable with financial institutions. For the year ended December 31, 2017, our volume of factoring of trade accounts receivable sold to financial institutions reached R$1,113.8 million (compared to R$789.2 million for the year ended December 31, 2016).

Financial Expense

Financial expense increased by 23.1% from R$104.8 million in 2016 to R$129.0 million in 2017. This increase was primarily attributable to a R$21.3 million increase in imputed interest expense on credit purchases, which was in line with our strategy to extend our payment terms with suppliers.

Income Tax Expense

We recorded R$0 in deferred income tax assets in 2016 and 2017. See below “—Critical Accounting Policies and Estimates—Income Taxes—Deferred Income Tax” and note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Net Loss from continuing operations

Our net loss increased by 14.9% from R$134.2 million in 2016 to R$154.2 million in 2017 due to the above mentioned factors. As a percentage of our net sales, net loss was 8.0% in 2016 and 8.4% in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

The following table sets forth our consolidated financial information ended in 2017 and 2018:

(In thousands)(1)	Year Ended December 31, 2017 (Restated)	Year Ended December 31, 2018	% Change
	R$	R$
Net sales	1,835,212	1,808,064	(1.5)%
Cost of sales	(1,247,014)	(1,389,842)	11.5
Gross profit	588,198	418,222	(28.9)
Operating expenses:
Selling and marketing expenses	(495,190)	(480,206)	(3.0)
General and administrative expenses	(143,253)	(191,695)	33.8
Other operating expense, net	(3,933)	(9,312)	136.8
Total operating expenses	(642,376)	(681,213)	6.0
Operating loss	(54,178)	(262,991)	385.4
Financial income	28,996	15,026	(48.2)
Financial expense	(129,040)	(83,223)	(35.5)
Monetary position (loss) gain, net	―	9,595	100.0
Loss before income tax	(154,222)	(321,593)	108.5
Income tax expense	―	(202)	100.0
Net loss	(154,222)	(321,795)	108.7
Net loss from discontinued operations	(16,123)	(10,579)	(34.4)
Net loss	(170,345)	(332,374)	95.1%

(1)     For comparison purposes, the financial information provided in the table above reflects a restatement of the financial information for the year ended December 31, 2017 as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5.

Net Sales

Total net sales decreased by 1.5% from R$1,835.2 million in 2017 to R$1,808.0 million in 2018. The following table sets forth the breakdown of our net sales by segment for the periods indicated:

(In thousands)	Year Ended December 31, 2017	Year Ended December 31, 2018	% Change
	R$	R$
Brazil	1,693,467	1,681,963	(0.7)%
Argentina(1)	141,745	126,101	(11.0)%
Total	1,835,212	1,808,064	(1.5)%

(1)     Does not consider net sales from our Mexican operations, which were discontinued in September 2018 but considers net sales from our operations in Argentina, which was sold by us on April 26, 2019 as part of our strategy to focus on our core Brazilian operations. See “Introduction––Financial Information” and Item 5. Operating and Financial Review and Prospects––A. Operations Results––Our Business Segments.”

Brazil net sales decreased by 0.7% from R$1,693.5 million in 2017 to R$1.682.0 million in 2018, primarily due to:

•         lower tax benefits as a result of an amendment to the Brazilian constitution occurred in 2016 (See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations”);

•         partially offset by a 6.1% increase in the number of total orders placed by our customers in Brazil to 12.0 million in 2018, driven by our actions to introduce new products in attractive and profitable verticals, notably Zattini site, and the continuous ramp up of our marketplace operation in Brazil (launched in February 2016);

Argentina net sales decreased by 11.0% from R$141.7 million in 2017 to R$126.1 million in 2018 primarily due to a 13.2% decrease in the number of total orders placed by our customers, from 0.8 million in 2017 to 0.6 million in 2018 partially offset by a 3.8% increase in the average basket size per order (from R$259.4 in 2017 to R$269.2 in 2018) as a result of exchange translation effects resulting from the depreciation of Argentine pesos against the Brazilian real. On a local currency basis, the net sales of our Argentine subsidiary increased by 29.5% (from AR$735.0 million in 2017 to AR$951.9 million in 2018) primarily attributable to inflation in Argentina.

Cost of Sales and Gross Margin

Our cost of sales increased by 11.5% from R$1,247.0 million in 2017 to R$1,389.8 million in 2018. Our cost of sales as a percentage of our net sales increased from 67.9% in 2017 to 76.9% in 2018. Our gross margin decreased from 32.1% in 2017 to 23.1% in 2018, mainly attributable to (1) discontinuation of our B2B operations dedicated to sales of Midway’s nutrition supplements and vitamins in October 2018 with a writte-off of R$66.9 million, and (2) increase of higher net shipping costs affected by the acceleration of supplement sales through our B2C channel.

Operating Expenses

Selling and Marketing Expenses

Selling and marketing expenses decreased by 3.0% from R$495.2 million in 2017 to R$480.2 million in 2018 mostly as a result of a reduction in allowance for doubtful accounts from R$25.4 million in 2017 to R$13.0 million in 2018. As a percentage of our net sales, our allowance for doubtful accounts decreased from 1.4% in 2017 to 0.7% in 2018. This R$12.4 million decrease was primarily attributable to our decision to discontinue our B2B operations dedicated to sales of Midway’s nutrition supplements and vitamins which customers presented a high credit risk. As a percentage of our net sales, selling and marketing expenses decreased from 27.0% in 2017 to 26.6% in 2018.

General and Administrative Expenses

General and administrative expenses increased by 33.8% from R$143.2 million in 2017 to R$191.7 million in 2018. As a percentage of our net sales, general and administrative expenses increased from 7.8% in 2017 to 10.6% in 2018. The increase in general and administrative expenses was primarily attributable to:

•         Salaries and employees’ benefits increased from R$47.3 million in 2017 to R$ 70.3 million in 2018. As a percentage of our net sales, our personnel expenses increased from 2.6% in 2017 to 3.9% in 2018. This R$23.0 million increase was primarily attributable to (i) the non-recurrence in 2018 of the positive effect of R$12.9 million recorded in the first quarter of 2017 resulting from the remeasurement of the value of our then cash-settled stock option liability based on our initial public offering price; and (ii) a R$5.6 million increase in IT personnel expenses engaged in software development (website, mobile, and marketplace platforms) and their compensation was recognized as intangible assets; and

•         Amortization and depreciation increased from R$27.2 million in 2017 to R$ 50.9 million in 2018. As a percentage of our net sales, our amortization and depreciation increased from 1.5% in 2017 to 2.8% in 2018. This R$23.7 million increase was primarily attributable to software amortization resulting from additional software acquired and developed in 2018.

Financial Income

Financial income decreased by 48.2% from R$29.0 million in 2017 to R$15.0 million in 2018. This decrease was primarily due to a R$14.8 million decrease in our interest income on cash and cash equivalents, mostly resulting from an decrease in our average monthly balance of cash and cash equivalents from R$243.2 million in 2017 to R$50.6 million in 2018.

Financial Expense

Financial expense decreased by 35.5% from R$129.0 million in 2017 to R$83.2 million in 2018. This decrease was primarily attributable to a (i) R$23.5 million decrease in imputed interest expense on credit purchases, which was in line with our strategy to reduce inventory levels, and (ii) R$28.0 million decrease in interest expenses related to debt, mainly due to the decrease in the average interest rate for debt from 9.87% in 2017 to 9.55% in 2018 and the decrease in our average monthly year-end balance of debt from R$336.7 million in 2017 to R$257.4 million in 2018.

Monetary position (loss) gain, net

Argentina was considered as hyperinflationary economy effective July 1, 2018 and beginning in the third quarter of 2018 we applied inflation accounting in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. The changes in the general purchasing power of the local currency, using official indices at the reporting date, before translation into Brazilian reais was recorded as monetary gain. For further information, see note 3(i) to our audited consolidated financial statements included elsewhere in this annual report.

Income Tax Expense

We recorded R$0 in deferred income tax assets in 2017 and R$0.2 million in 2018. See below “—Critical Accounting Policies and Estimates—Income Taxes—Deferred Income Tax” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Net Loss from continuing operations

Our net loss increased by 95.1% from R$170.3 million in 2017 to R$332.4 million in 2018 due to the above mentioned factors. As a percentage of our net sales, net loss was 9.3% in 2017 and 18.4% in 2018.

Discontinued Operations

In September 2018, with our strategy of focusing on our core Brazilian operations, we discontinued our operations in Mexico. For comparison purposes, in accordance with IFRS 5,  our statement of profit or loss includes the separate required disclosures relating to our discontinued operations in Mexico under net loss from discontinued operations and the financial information of our statement of profit or loss for the years ended December 31, 2016 and 2017 were restated.  Our statement of cash flows has also been re-presented to reflect the discontinuation of our operations in Mexico. See note 3(ii)(a) to our audited consolidated financial statements for additional information.

On April 26, 2019, we also effected the sale of our operations in Argentina. Our audited consolidated financial statements included elsewhere in this annual report do not reflect the discontinuation of such operations as the marketing and sale of these operations was not contemplated by our board of directors until 2019.

Seasonality and Quarterly Results of Operations

Like most retail businesses, we experience seasonal fluctuations in our net sales and operating results. Historically, we have generated higher net sales in the fourth quarter, which includes the Black November period in Brazil (a commercial sale season introduced by Brazilian eCommerce websites in 2010 that is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil. As a result, most of our operating result is usually generated during the fourth quarter. On the other hand, the first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil. For a discussion of the effects of such seasonal fluctuation in our cash flows from operations, see “B.—Liquidity and Capital Resources—Net Working Capital.”

The following table sets forth our unaudited quarterly results from the three months ended March 31, 2017 to the three months ended December 31, 2018. The unaudited quarterly results set forth below have been prepared on a basis consistent with our audited consolidated financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information presented below. The following table should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.

(In thousands) (1)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$
Net sales	385,547	445,929	431,422	572,314	387,591	436,627	417,478	566,368
Cost of sales	(257,823)	(295,595)	(290,395)	(403,201)	(271,494)	(303,982)	(380,996)	(433,370)
Gross profit	127,724	150,334	141,027	169,113	116,097	132,645	36,482	132,998
Operating expenses:
Selling and marketing expenses	(98,825)	(116,968)	(128,579)	(150,818)	(108,103)	(108,020)	(111,905)	(152,178)
General and administrative expenses	(29,504)	(40,424)	(36,520)	(36,805)	(51,382)	(42,234)	(44,965)	(53,114)
Other operating expenses, net	(1,092)	(1,024)	(1,076)	(741)	(1,117)	(966)	(3,833)	(3,396)
Total operating expenses	(129,421)	(158,416)	(166,175)	(188,364)	(160,602)	(151,220)	(160,703)	(208,688)
Operating income (loss)	(1,697)	(8,082)	(25,148)	(19,251)	(44,505)	(18,575)	(124,221)	(75,690)
Financial income	4,790	10,030	8,808	5,368	4,176	2,827	6,930	1,093
Financial expenses	(37,896)	(32,464)	(27,154)	(31,526)	(19,515)	(22,284)	(21,964)	(19,460)
Monetary position (loss) gain, net(2)	―	―	―	―	1,140	87	5,085	3,283
Loss before income tax	(34,803)	(30,516)	(43,494)	(45,409)	(58,704)	(37,945)	(134,170)	(90,774)
Income tax expense	―	―	―	―	―	―	(858)	656
Net loss from continuing operations	(34,803)	(30,516)	(43,494)	(45,409)	(58,704)	(37,945)	(135,028)	(90,118)
Net loss from discontinued operations	(2,915)	(4,642)	(4,260)	(4,306)	(2,595)	(3,799)	(3,981)	(204)
Net loss	(37,718)	(35,158)	(47,754)	(49,715)	(61,299)	(41,744)	(139,009)	(90,322)

(1)     For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information from March 31, 2017 through September 30, 2018 as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. Our audited consolidated financial statements included elsewhere also reflects a restatement as a result of the discontinuation of our operations in Mexico, which has been made in accordance with IFRS 5. See “Introduction––Financial Information.” The financial information provided in the table above considers net sales from our operations in Argentina, which was sold by us on April 26, 2019 as part of our strategy to focus on our core Brazilian operations. See “Introduction––Financial Information” and Item 5. Operating and Financial Review and Prospects––A. Operations Results––Our Business Segments.”

(2)     Inflation accounting in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies in the Argentinean subsidiary.

The following table sets forth a reconciliation of our net loss from continuing operations to EBITDA from Continuing Operations for each of the periods indicated below:

(In thousands)(1)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$ (Restated)	R$
Net loss from continuing operations	(34,803)	(30,516)	(43,494)	(45,409)	(58,704)	(37,945)	(135,028)	(90,118)
Add (subtract):
Interest income/expense, net(2)	32,341	18,050	19,169	23,487	12,722	13,766	11,873	15,737
Income tax expense	—	—	—	—	—	—	858	(656)
Monetary position (loss) gain, net	—	—	—	—	(1,140)	(87)	(5,085)	(3,283)
Depreciation and amortization	8,017	7,486	7,220	8,764	15,925	18,208	11,535	12,354
EBITDA from continuing operations	5,556	(4,979)	(17,106)	(13,159)	(31,197)	(6,058)	(115,848)	(65,966)
Net sales	385,547	445,929	431,422	572,314	387,591	436,627	417,478	566,368
EBITDA Margin from continuing operations	1.4%	(1.1)%	(4.0)%	(2.3)%	(8.0)%	(1.4)%	(27.7)%	(11.6)%

(1)     The table above reflects a restatement of such financial information as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. The financial information provided in the table above considers net sales from our operations in Argentina, which was sold by us on April 26, 2019 as part of the various strategic alternatives we are currently exploring to focus on our core Brazilian operations.

(2)     Includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs.

Critical Accounting Policies and Estimates

Overview

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in the notes of our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Deferred Income Tax

Deferred income tax is recognized in respect of (A) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and (B) unused tax losses carryforwards. Deferred income tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be recovered. We have not recognized deferred income tax assets, but they are reviewed at each reporting date and will be recognized when we begin to experience future sustainable taxable profits during the carryforward period and it is probable that we will be able to utilize the related tax benefits. There is no expiration date for unused tax loss carryforwards in Brazil, but, under Brazilian law, NS2 can only offset up to 30 percent of its taxable profit in any given year. As of December 31, 2018, we had R$211.1 million of unrecognized deferred income tax assets. For additional information, see note 20 (ii) to our audited consolidated financial statements included elsewhere in this annual report.

Share-based Payments

Under the Share Plan, or the Plan, our board of directors may grant up to 1,296,470 share options to key employees, directors and independent contractors, which as of the date of this annual report represents approximately 4.0% of our total equity on a fully diluted basis. The options currently granted under the Plan were made at the discretion of our board of directors, which has full authority to establish the terms and conditions of any award consistent with the provisions of the Plan and to waive terms and conditions at any time.

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

Trade accounts receivables and Allowance for Doubtful Accounts

The estimated expected credit losses, or ECLs, were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. Historical loss matrix and additional factors are considered by us when estimating ECLs.

When a trade accounts receivable is uncollectible, it is written-off against the allowance for doubtful accounts related to trade accounts receivable. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

An impairment of trade accounts receivable is recognized based on an “expected credit loss” (ECL) model. Under this model we record expected credit losses on trade accounts receivables on lifetime basis.

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. We regularly monitor trade accounts receivable and consider the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

The actual amount of credit losses realized in the future could be different to our ECLs booked as at December 31, 2018 due to a number of factors, including (i) if macro-economic factors in the future are different to those incorporated in our ECL models; and (ii) if the payment behavior of our debtors in the future is significantly different to that observed in the past and used as the basis for our ECL model.

Provisions for Inventories Losses

We write down the carrying value of our inventories for estimated amounts related to the lower of cost or net realizable value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value.

We use historical data and assumptions about future demand, future product purchase commitments and market conditions on a product-by-product basis to record our provisions of net realizable value.

The actual amount of provision for inventories losses could be different to our provision booked as at December 31, 2018 due to a number of factors, including (i) if macro-economic factors in the future are different to those incorporated in our future demand models; and (ii) changes in consumer preferences from sporting, fashion or beauty goods.

Other non-current assets realization

We measured expected credit losses of that financial instrument in a way that reflects:

•         an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•         the time value of money; and

•         reasonable and supportable information that is available.

The actual amount of credit losses realized in the future could be different to our ECLs booked as at December 31, 2018 due to a number of factors, including (i) if macro-economic factors in the future are different to those incorporated in our ECL models and (ii) results from actual litigations.

Impairment analysis

Our market capitalization was below the book value of our own equity, indicating a potential impairment of the assets. Thus, during the year of 2018 we performed the impairment analysis and used financial assumptions (e.g. Compound annual growth rate, Working capital over Net Revenue, Discount rates and Royalties).

We used historical and future data to project discounted future cash flows, which supported us at the conclusion of the impairment tests. But future macro-economic factors could be different that we used in our models.

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

We are engaged in several legal proceedings, including civil, labor, tax and social security and other proceedings, for which we have established provisions in an aggregate amount of R$19.9 million and have made judicial deposits in an aggregate amount of R$119.7 million, as of December 31, 2018. See “Item 8. Financial Information—Legal and Administrative Proceedings.”

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 2.6 to our audited consolidated financial statements included elsewhere in this annual report.

B.                  Liquidity and Capital Resources

Use and Sources of Funds

We have experienced negative cash flows from operations, which we have funded through bank financing arrangements, by selling convertible notes to financial investors in February 2017 and by the sale of 8,250,000 of our common shares in our initial public offering completed in April 2017.

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

Going Concern

We have experienced net losses and significant cash outflows from cash used in operating activities for the year ended December 31, 2018. As of and for the year ended December 31, 2017 and 2018, we had accumulated losses of R$847.1 million and R$1,178.5 million, respectively, net loss of R$170.3 million and R$332.4 million, respectively, and net cash provided by operating activities of R$43.5 million and used in operating activities of R$100.7 million, respectively. As of December 31, 2018, we recorded R$23.7 million of net current liabilities (compared to R$317.3 million of net current assets as of December 31, 2017).

We expect to continue to incur net losses and have cash outflows for at least the next subsequent twelve months. Although we expect to reach positive net operating cash flow for the next twelve months, such positive net cash provided by operating activities standing alone most likely will not be sufficient to meet our net cash used in financing activities needs for the next subsequent twelve months. Our management concluded that financing alternatives most likely will be necessary to meet our obligations within one year from the date the consolidated financial statements were issued. However, there can be no assurance that our plan to improve our operating performance and financial position will be successful or that we will be able to obtain additional financing on commercially reasonable terms, or at all.

Our audited consolidated financial statements have been prepared assuming our ability to continue as a going concern basis, based on the fact that our management is currently exploring alternatives to obtain access to other sources of capital necessary to meet our ongoing liquidity needs and is taking measures to improve our operating performance and cash, liquidity and financial position. Such measures include, among others, the following:

•         the sale of our operation in Argentina, completed on April 26, 2019 which has not performed as expected and has drained a substantial portion of our operating cash flow overtime. See note 3(ii)(b) to our audited consolidated financial statements included elsewhere in this annual report for additional information;

•         continuing to implement cost-saving initiatives across our operations;

•         negotiating alternative payment terms with suppliers;

•         seeking with current creditors the partial release of collateral provided under certain of our financing arrangements (basically restricted cash and cash equivalents, which as of December 31, 2018 amounted to R$88.8 million); and

•         monetization of the our PIS/COFINS tax credits, resulting from a favorable decision in judicial disputes challenging tax authorities interpretation of the calculation basis for PIS/COFINS taxes over products sold by us (such tax credits amounted to R$101.9 million as of December 31, 2018).

We have engaged financial and other advisors to assist us in those efforts. Management acknowledges that material uncertainty remains regarding our ability to meet funding requirements and ability to gain continued access to short-term financing. As such, there exists substantial doubt about our ability to continue as a going concern. Our management has a reasonable expectation that we will have adequate resources to continue in operational existence for the foreseeable future.  If for any reason, including by failure to consummate the Merger, we are unable to continue as a going concern, then this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business at the amounts stated in our audited consolidated financial statements.

For further information, see note 1.4 to our audited financial statements and “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this annual report” and “—We may not be able to maintain adequate liquidity and our cash flows from operations may not be sufficient to meet our current obligations unless we improve our operating performance and cash, liquidity and financial position and obtain access to alternative sources of capital necessary to meet our ongoing liquidity needs.”

Restricted and Unrestricted Cash and Cash Equivalents

As of December 31, 2017 and 2018, we had unrestricted cash and cash equivalents of R$396.0 million and R$67.3 million, respectively, which primarily consisted of cash, bank deposits and short-term financial investments. This decrease of unrestricted cash and cash equivalents from December 31, 2017 to December 31, 2018 is related, primarily, to our net cash used in our operating activities in 2018. See “—Consolidated Cash Flows—Operating Activities.”

Additionally, as of December 31, 2017 and 2018, we had restricted cash and cash equivalents amounting to R$34.4 million and R$21.5 million, respectively, which were pledged as collateral under import letters of credit and certain financial arrangements (see below “—Indebtedness”).

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

We have taken a number of initiatives designed to improve liquidity and help us manage our net working capital requirements, which led us to reduce our net working capital cycle—defined as the amount of time we take to convert our inventory and trade accounts receivable into cash, net of trade accounts payable—from 34 days for the year ended December 31, 2016 to negative 6 days for the year ended December 31, 2018. These initiatives include the following:

Trade Accounts Payable

•         Given our scale and the significance of our business to our suppliers, we have been able to further diversify our supplier portfolio and deepen relationships with our existing suppliers, allowing us to renegotiate and further extend our payment terms with them.

•         Our strategy to focus on the introduction of new products in attractive verticals and to increase our marketplace GMV as well as the reorganization of our commercial department have also contributed to lowering our working capital requirements. We focus on new products in verticals, such as Zattini and Shoestock, that not only have higher margins with short replacement cycle but also benefit from a diversified supply chain, which in conjunction with the scale of our business, allows us to negotiate better terms with our suppliers, such as further extending the average period we take to pay our trade accounts payable. Zattini was initially focused solely on fashion, but in the short time since its launch, we have successfully introduced new categories, including beauty products in 2016. We will continue to launch new products in existing and future verticals in a targeted way that grows our lifestyle brand while achieving not only higher margins but also lower working capital requirements. The reorganization of our commercial department has brought the benefit of more solid and precise planning processes. As a result of that, during the second half of 2018 we were able to continue growing revenues and expanding product margin at much lower inventory levels.

•         We use reverse factoring of trade accounts payable, in which a financial institution pays our supplier in advance in exchange for a discount, and we agree to pay the financial institution either at a discount on the original payment date or at the full face value at a later date.

As a result of all these initiatives, notably the reduction of reverse factoring arrangements, we reduced the average period we take to pay our trade accounts payable from an average of 126 days for the year ended December 31, 2016 to an average of 112 days for the year ended December 31, 2018.

Trade Accounts Receivable

•         We have entered into factoring arrangements with financial institutions, in which we transfer our rights to receive payment on a portion of our trade accounts receivable to financial institutions and they pay us up front at a discount. This resulted in a reduction in the average period we take to collect trade accounts receivable. For the year ended December 31, 2018, our volume of factoring of trade accounts receivable with financial institutions reached R$1,509.7 million (compared to R$1,113.8 million for the year ended December 31, 2017). As of December 31, 2018, we had factored to financial institutions 81.7% of our unrestricted trade accounts receivable.

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

As a result of all these initiatives, we reduced the average period we take to collect trade accounts receivable from an average of 39 days for the year ended December 31, 2016 to an average of 27 days for the year ended December 31, 2018.

Inventories

•         Our inventory cycle was positively affected by the corrective actions taken during 2018 in our B2B operation. We managed to reduce the inventory of nutritional supplement products from R$117.7 million in December 2017 to R$24.7 million in December 2018. In the second half of 2017, we entered into negotiations with certain of our B2B customers aiming at recovering past due trade accounts receivables. These negotiations resulted in agreements for returns of products, contributing to the increase of our inventory level as of December 2017.

•         This positive effect in inventory cycle was boosted by our focus in optimizing the inventory cycle by better balancing the assortment of sectors, industries and products in our inventories, reducing its level and improving the quality of the inventory of our online operation.

As a result of the factors mentioned, the average period we took to turn inventories into cash was reduced from an average of 121 days for the year ended December 31, 2016 to an average of 79 days for the year ended December 31, 2018.

The following table sets forth certain consolidated cash flow information for the periods indicated:

Certain consolidated cash flow information(1)	2016	2017	2018
(In thousands)	R$	R$	R$
Net cash provided by (used in) operating activities	(7,778)	43,502	(100,707)
Net cash used in investing activities	(64,365)	(48,829)	(104,528)
Net cash provided by (used in) financing activities	(46,913)	301,277	(119,929)
Net cash used in discontinued operations	(13,620)	(18,162)	(8,121)
Effect of exchange rate changes on cash and cash equivalents(2)	(5,083)	6,869	4,644
Increase (decrease) in cash and cash equivalents	(137,759)	284,657	(328,641)

_____________

(1)   For comparison purposes, the financial information provided in the table above reflects a restatement of such financial information for the years ended December 31 2016 and 2017 as a result of the discontinuation of our operations in Mexico in September 2018, which has been made in accordance with IFRS 5. Our audited consolidated financial statements included elsewhere also reflects a restatement as a result of the discontinuation of our operations in Mexico, which has been made in accordance with IFRS 5. See “Introduction––Financial Information.”

(2)  Effect of exchange rate changes on cash and cash equivalents held by Netshoes (Cayman) Limited and our subsidiaries in accounts in the United States and Argentina.

Consolidated Cash Flows

Operating Activities

On a consolidated basis, operating activities consumed R$7.8 million of net cash in 2016, generated R$43.5 million in 2017, and consumed R$100.7 million in 2018. Our operating cash flows during these periods were significantly affected by (1) the initiatives we implemented to manage working capital described above, in “—Net Working Capital,” as well as by changes in (a) judicial deposits, primarily due to an ongoing dispute with Brazilian tax authorities, and (b) recoverable taxes, primarily resulting from the purchase of products we sell from non-tax incentivized distribution centers and their subsequent resale from tax incentivized distribution centers, where we enjoy lower ICMS tax rates, resulting in increased ICMS tax credits and (c) restricted cash used to secure our import letters of credit.

In Brazil, we generated positive cash flows from operating activities of R$25.3 million and R$75.4 million in 2016 and 2017 respectively, and negative cash flow from operating activities of R$70.4 million in 2018. Our negative cash flow from operating activities in Brazil in 2018 was primarily attributable to a reduction in the volume of factoring arrangements to avoid unnecessary interest expenses, partially offset by (1) several initiatives in place to improve working capital dynamics, as explained under “—Liquidity and Capital Resources—Net Working Capital,” (2) recoverable taxes, primarily resulting from the purchase of products we sell from non-tax incentivized distribution centers and their subsequent resale from tax incentivized distribution centers, where we enjoy lower ICMS tax rates, resulting in increased ICMS tax credits. and (3) a release of restricted cash, resulting from lower volume of guarantees provided to our imports’ activities.

Investing Activities

Our primary investing activities have generally consisted of equipment purchases, leasehold improvements, purchase of intangible assets, and hardware, software and furniture purchases for our fulfillment centers and our overall business growth, and interest received from installment sales. These may vary from period to period depending on when we expand our operations.

Our net cash used in investing activities increased from R$64.4 million and R$48.8 million of net cash used in 2016 and 2017, respectively, to R$104.5 million of net cash used in investing activities in 2018. Net cash used in investing activities in 2018 was primarily related to (1) the acquisition and development of software, (2) the acquisition of equipment to automate our distribution center in Minas Gerais and (3) the regular capex maintenance of our three distribution centers in Brazil.

Our capital expenditures (consisting of purchase of property and equipment and intangible assets) represented, 4.3%, 3.1% and 5.4% of our net sales in 2016, 2017 and 2018, respectively. For 2019 we have budgeted capital expenditures of R$45 million. In 2018, our capital expenditures amounted to R$97.7 million.

Financing Activities

Cash flows from financing activities reflect activities such as the issuance of common shares, debt financing and the payment of our existing debt at maturity.

Our net cash from financing activities changed from a use of cash of R$46.9 million in 2016 to a cash generation of R$301.3 million in 2017, primarily attributable to our initial public offering completed in April 2017 (in which we raised R$415.6 million in net proceeds) partially offset by a R$67.9 million increase in payment of debt, mostly resulting from the pre-payment of R$65.1 million of a working capital line to reduce financial expenses. In 2017, we also entered into a financing agreement in the amount of R$79.7 million with Financiadora de Estudos e Projetos – FINEP (with the first tranche of R$25.8 million disbursed to us in October 2017) to finance our ongoing strategic plan in innovation  See “—Indebtedness—Material Financing Agreements.” In 2018, net cash used in financing activities was R$119.9 million, primarily attributable to amortization of principal of our outstanding debt and interest payments.

Our net cash provided by (used in) financing activities changed from R$301.3 million of net cash provided by financing activities in 2017 to R$119.9 million in net cash used in financing activities in 2018, primarily attributable to (i) non-recurrence in 2018 of the receipt of proceeds from the issuance of our common shares (amounting to R$424.2 million in 2017), (ii) the non-recurrence in 2018 of the receipt of proceeds from debt amounting to R$134.1 million (which occurred in 2017) partially offset by a R$84.7 million reduction in amortization of principal of our outstanding debt and a R$48.0 million reduction in interest payments.

Indebtedness

We had total indebtedness of R$228.8 million as of December 31, 2018, as compared to R$286.0 million as of December 31, 2017. As of December 31, 2018, our total indebtedness comprised (1) 16.8% short-term debt, which consisted primarily of the short-term portion owed under our debentures and bank financing and (2) 83.2% long-term debt, which consisted of the long-term portion owed under our debentures, bank financing and a FINEP credit line.

Material Financing Agreements

The table below sets forth selected information regarding our material outstanding indebtedness as of December 31, 2018:

(in thousands of R$)
	Maturity	Currency	Interest Rate	Current	Non- Current	Total
Non-convertible notes - Debentures	September 2021	R$	100% of CDI+3.23% p.a.	7,636	56,504	64,140
Secured borrowing - Working Capital (Banco do Brasil)	August 2021	R$	138.5% of CDI p.a.	18,377	75,504	93,881
Secured borrowing - Working Capital (Bradesco)	September 2021	R$	100% of CDI+3.65% p.a.	10,784	34,554	45,338
Secured borrowing - Working Capital (FINEP)	July 2026	R$	TJLP+ 3%	1,676	23,844	25,520
			Total	R$38,473	R$190,406	R$228,879

CDI: Brazilian interbank deposit certificate rate.

TJLP: Brazil’s long-term interest rate.

The weighted average interest rate of our debt was 9.87% and 9.54% for the years ended December 31, 2017 and 2018, respectively.

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

This agreement was amended in August 2018 to, among other things, (1) extend the maturity of the outstanding balance to August 2021, (2) create a 12-month grace period for principal amortization and (3) include one of our founders, Marcio Kumruian, as a guarantor. The debenture deed requires NS2 to maintain a ratio of financial indebtedness (defined as the balance of loans and financings) to credit card accounts receivable not greater than 3.00, to be calculated every six months. As of December 31, 2018, NS2 was in compliance with this covenant with a ratio of 1.5. The debenture deed also provides for certain customary covenants that limit NS2’s ability to, among other things, (1) undertake transactions that deviate from the corporate purpose set forth in its by-laws and (2) distribute dividends and pay interest on equity if NS2 is in breach of any of the terms of the debenture deed. It further includes customary events of default provisions, such as NS2’s failure to perform or observe certain terms, covenants or other agreements referred to in the debenture deed, and certain corporate restructurings that result in a change of its control. As of December 31, 2018, the outstanding amount under these debentures was R$66.0 million.

Working Capital Financing

In August 2014, NS2 entered into a working capital facility agreement with Banco do Brasil S.A. for an aggregate principal amount of R$200.0 million. Principal and interest on the loan are payable on a monthly basis. This loan is secured by the fiduciary assignment (cessão fiduciária) of R$20.0 million in financial assets (NS2’s investment in a mutual fund managed by Banco do Brasil S.A.) and a portion of NS2’s existing and future credit card account receivables, limited to a percentage of the outstanding balance of the loan. This agreement was amended in August 2016 to, among other things, (1) extend the maturity of the outstanding balance to August 2020, (2) change the interest rate applicable for the period from August 2016 to August 2020 to 138.5% of the CDI rate, (3) and include one of our founders, Marcio Kumruian, as a guarantor. This agreement also requires NS2 to comply with the following financial covenants: (1) maintain a shareholder’s equity greater than zero, and (2) maintain a ratio of financial indebtedness to credit card receivables not greater than 3.00, as calculated every six months. As of December 31, 2018, NS2 was in compliance with these covenants with a ratio of 1.5. As of December 31, 2018, the outstanding amount under this working capital facility agreement was R$46.3 million. This agreement was amended again in August 2018 to, among other things, (1) extend the maturity of the outstanding balance to August 2021 and (2) create a 12-month grace period for principal amortization.

In September 2016, NS2 entered into a working capital facility agreement with Banco Bradesco S.A. for an aggregate principal amount of R$60.0 million with an interest rate equal to 100% of the CDI rate plus 3.65% per year. Principal and interest on the loan are payable on a monthly basis, with maturity in September 2020. This loan is secured by the fiduciary assignment (cessão fiduciária) of NS2’s Visa and American Express credit card account receivables deposited from time to time into an escrow account with the lender, limited to 50% of the outstanding balance of the loan. As of December 31, 2018, the outstanding amount under this working capital facility agreement was R$26.5 million. This agreement was amended in August 2018 to, among other things, (1) extend the maturity of the outstanding balance to August 2021, (2) create a 12-month grace period for principal amortization and (3) include one of our founders, Marcio Kumruian, as a guarantor.

In July 03, 2017, we entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (a public institution linked to the Brazilian Ministry of Science and Technology), in the amount of R$79.7 million. The funds from this financing will be part of a financing package aimed at supporting our strategic plan in innovation. This financing agreement has a grace period of 24 months, starting from its execution date. This agreement is payable in 85 installments, with the first one falling due on July 15, 2019 and the last due on July 15, 2026. The first tranche of R$25.8 million was disbursed to us in October 2017. Under the terms of this agreement, we agreed to provide FINEP with a bank guarantee as collateral. As of December 31, 2018, the outstanding amount under this finacing agreement was R$25.5 million. See note 18 to our audited consolidated financial statements included elsewhere in this annual report for additional information.

Capital Expenditures

See “B. Liquidity and Capital Resources—Consolidated Cash Flows—Investing Activities.”

C.                  Research and Development, Patents and Licenses

Our research and development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on technology to personalize the shopping experience of our customers, and to set up our marketplace. In the years ended December 31, 2016, 2017 and 2018, we spent R$36.6 million, R$49.3 million and R$71.7 million, respectively, on software development.

D.                  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                  Off-Balance Sheet Arrangements

As of December 31, 2018, except for operating lease obligations as described below, we did not have any off-balance sheet arrangements.

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments at December 31, 2018.

Payments due by period
(in thousands of R$)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations(1)	R$ 228,879	R$ 59,264	R$ 191,630	R$ 7,120	R$ 6,166
Operating lease obligations(1)	132,419	28,163	60,861	30,633	12,762
Total	R$ 361,298	R$ 87,427	R$ 252,491	R$ 37,753	R$ 18,928

(1)     Includes current portion of long-term debt. Also includes estimated interest payments of R$35.3 million, of which R$20.8 million and R$14.5 million are due in less than one year and one to five years, respectively. Estimated interest payments were calculated based on the interest rate indexes of our floating interest rate indebtedness in effect as of December 31, 2018.

(2)     Operating lease obligations primarily include non-cancellable lease commitments for our offices and distribution centers.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

The following table provides information regarding our directors:

Name	Age	Position/Title	Directors’ Class	Current Term Expires
Marcio Kumruian	45	Director, Chairman and Chief Executive Officer	Class I	Shareholders meeting to be held in 2021
Pedro Reiss	40	Director	Class I	Shareholders meeting to be held in 2021
Frederico Brito e Abreu	39	Director	Class II	Shareholders meeting to be held in 2019
Ricardo Knoepfelmacher	52	Director	Class II	Shareholders meeting to be held in 2019
Nilesh Lakhani	58	Director	Class III	Shareholders meeting to be held in 2020
André Béla Jánszky	67	Director	Class III	Shareholders meeting to be held in 2020

Below is a summary of the professional experience and areas of activity of our current board members.

Marcio Kumruian. Mr. Kumruian is our co-founder. He has been the chairman of our board of directors and chief executive officer since 2000, Since 2017 he is a member of our nominating and corporate governance committee and of our compensation committee. Mr. Kumruian is responsible for leading Netshoes into becoming a leading sports and lifestyle online consumer platform in Brazil. Mr. Kumruian also served on the boards of directors of Modnet until August 2016, and Netfarma until January 2016. Mr. Kumruian holds a degree in Economics from Mackenzie University. In 2013, Mr. Kumruian was awarded Entrepreneur of the year in the category of Technology by IstoÉ Dinheiro, a leading Brazilian business and economic magazine. In March 2017, Mr. Kumruian was named a finalist in the master category for the Entrepreneur of the Year award by Ernst & Young Terco.

Frederico Brito e Abreu. Mr. Brito e Abreu has been a member of our board of directors and a member of our audit committee since April 2017. From 2010 to 2017, Mr. Brito e Abreu served as chief financial officer of Kroton Educacional S.A. (BM&FBovespa: KROT3), where he was responsible for planning and control, treasury, tax, accounting, credit, collections, IT, compliance, procurement and legal, and also headed its M&A department.Prior to joining Kroton Educacional S.A., Mr. Brito e Abreu served as a director of the private equity firm Advent International (from 2007 to 2010) and as a manager of McKinsey & Company in São Paulo, New York and Lisbon (from 2001 to 2007). Mr. Brito e Abreu was the recipient of the Best CFO award in the education sector in Latin America every year from 2013 to 2017, awarded by Institutional Investor Magazine, and received the 2016 CFO Award in Latin America by Finance Monthly. Mr. Brito e Abreu holds a degree in business administration from the Catholic University of Portugal in Lisbon and an MBA from INSEAD.

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

Nilesh Lakhani. Mr. Lakhani has been a member of our board of directors since April 2013 and is also currently the chairman of our audit committee. Mr. Lakhani has over 25 years of experience working with international companies. He has been an independent director on the board of Despegar.com, Inc. (NYSE: DESP) since 2012 and was elected as chairman of its board in March 2019. He has held key executive positions with growth companies in the technology, media and financial services industries. From 2015 to 2018, he served as an operating partner at Lumia Capital LLC. From 2013 to 2014, Mr. Lakhani was a member of the board and of the audit committee of QIWI, which is a Nasdaq-listed company. From 2010 to 2012, he was the chief financial officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the chief financial officer of Yandex N.V. (Nasdaq: YNDX). He also served as chief financial officer of CTC Media, Inc. from 2004 to 2007, which he led to a successful IPO in 2006. Prior to that, Mr. Lakhani was the chief financial officer of Pogo.com, and was vice president of Global Operations at Electronic Arts Inc. after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a degree in economics from the University of Manchester and an MBA in finance from the University of San Francisco. Mr. Lakhani is an independent director.

Pedro Reiss. Mr. Reiss has been a member of our board of directors since June, 2018. Mr. Reiss works with digital marketing since 1999 and is currently the chief executive officer of the Brazilian operations of Wunderman, one the largest digital advertising agencies in the world. He was also one of the founders of the digital advertising agency F.biz, which was sold in 2011 to the WPP group, and is currently a board member and investor in several technology companies, including Geru (fintech) and Lotan Agrosciences (biotech). Mr. Reiss holds a degree in business administration from Fundação Getúlio Vargas – São Paulo and attended courses at the Singularity University.

André Béla Jánszky. Mr. Jánszky has been a member of our board of directors since October 2018. Since then, he has also been a member of each of our audit, nominating and corporate governance and compensation committees. Mr. Jánszky has decades of experience as a corporate finance, capital markets and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank, Tweed, Hadley & McCloy LLP and managing partner of the firm’s São Paulo office. He currently splits his time between Brazil and New York as a corporate finance, governance and anti-corruption consultant. Mr. Jánszky has served as a member of the independent committees of CCR, HYPERA and M. Dias Branco, all listed on the Brazilian stock exchange (B3). He is currently an independent member on the board of directors of Gol Linhas Aéreas Inteligentes.

Executive Officers

The following presents summary biographical information of our executive officers:

Name	Age	Position/Title
Marcio Kumruian..........................................................	45	Director, Chairman and Chief Executive Officer
Alexandre Augusto Olivieri..........................................	47	Chief Financial Officer
Graciela Kumruian Tanaka............................................	41	Chief Operating Officer

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

B.                  Compensation of Directors and Officers

For the years ended December 31, 2016, 2017 and 2018, the aggregate compensation to the members of our board of directors and officers amounted to R$10.2 million, R$24.4 million and R$16.6 million (US$4.3 million). We made compensation payments to our officers through our subsidiaries. Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. We did not pay any other cash compensation or benefits in kind to our directors in 2016, 2017 and 2018. The compensation to our officers includes comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage. Some variations may exist with regard to company car benefits and levels of health insurance coverage. For information regarding purchase rights or share options granted to our current officers and directors, see “—2012 Share Plan.” The agreements we have with our directors do not provide for any benefits to them in the event of termination of their relationship with us.

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

Eligibility. Pursuant to our Share Plan, only our employees, members of our board of directors who are not employees, persons who qualify as consultants under Rule 701(c)(1) of the Securities Act, or such equivalent persons of our controlling shareholders or subsidiaries are eligible to be (1) awarded with the sale of our common shares or (2) granted Nonstatutory Options. Furthermore, only our employees, or the employees of our controlling shareholders or subsidiaries are eligible to be granted ISOs. However, a person who owns more than 10% of the total combined voting power of all classes (if there is more than one) of our outstanding shares, our controlling shareholders, or any of our subsidiaries is ineligible to be granted ISOs unless (1) the exercise price is at least 110% of the fair market value of our common shares on the date of grant and (2) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.

Shares Subject to the Share Plan. Our Share Plan is currently limited to the issuance of 1,296,470 of our common shares. Common shares that have been previously issued under the Share Plan and reacquired by us, outstanding options or other rights that for any reason expired or have been canceled are added back to the number of shares available under the Share Plan. As of the date of this annual report, 1,165,041 shares were available for issuance under the Share Plan, all of which have been registered with the SEC under a Form S-8.

Vesting Schedule for Purchase Rights and Options. In general, our board of directors determines the vesting schedule for each share purchase award or Option under a notice of share option grant. Awards granted under our Share Plan are generally subject to the following vesting schedule: over a four-year period, at each anniversary of the vesting commencement date, 25% of the total common shares subject to the award will vest as the Optionee completes each year of continuous service.

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

Payment of the Purchase Price or the Exercise Price. The purchase price of our common shares or the exercise price to acquire our common shares upon the exercise of an Option issued under the Share Plan may be paid in cash or (to the extent that the applicable award agreement so provides) any other form permitted by our board of directors and according to the Cayman Islands law.

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

Miscellaneous. In relation to tax matters, unless otherwise expressly set forth in the applicable award agreement, awards granted under the Share Plan are intended to be exempt from Code Section 409A. Our Share Plan will terminate automatically 10 years from the later of (1) the date when the board of directors adopted the Share Plan (which was on April 16, 2012) or (2) the date when the board of directors approved the most recent increase in the number of common shares reserved under the Share Plan (which was on August 7, 2018). The Share Plan may also be terminated on any earlier date at any time for any reason by our board of directors. Our board of directors may also amend the plan, provided that any material amendment requires the approval of our shareholders. Our Share Plan is governed by the Cayman Islands law.

The following table summarizes the options we granted to our current directors and executive officers under the Share Plan.

Name	Number of Common Shares Underlying Options	Exercise Price (US$/ Share)	Grant Date	Commencement Vesting Date	Final Expiration Date
Marcio Kumruian	60,000*	8.10	March 29, 2017	March 29, 2017	March 28, 2027
Nilesh Lakhani	100,000*	3.79	July 2, 2018	July 2, 2018	December 31, 2025
Frederico Brito e Abreu	100,000*	3.79	July 2, 2018	July 2, 2018	December 31, 2025
Pedro Reiss	30,000*	3.79	July 2, 2018	July 2, 2018	December 31, 2025
Ricardo Knoepfelmacher	100,000*	3.79	July 2, 2018	July 2, 2018	December 31, 2025
Alexandre Augusto Olivieri	60,000*	8.10	March 22, 2018	March 1, 2018	March 21, 2028
André Béla Jánszky	80,000*	1.91	December 12, 2018	December 12, 2018	December 31, 2025
Graciela Kumruian Tanaka(1)	77,460*	8.10	May 30, 2012/ April 24, 2014/ March 29, 2017	February 10, 2010/ February 1, 2014	May 29, 2022/ April 23, 2024/ March 28, 2027
	60,000*	3.79	July 2, 2018	July 2, 2018	December 31, 2025

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

Board Committees

Our board of directors has established an audit committee, a nominating and corporate governance committee, a compensation committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our Audit Committee currently consists of Nilesh Lakhani (chairperson), Frederico Brito e Abreu, Ricardo Knoepfelmacher and André Béla Jánszky. Nilesh Lakhani satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Nilesh Lakhani, Frederico Brito e Abreu, Ricardo Knoepfelmacher and André Béla Jánszky meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Marcio Kumruian (chairperson) and André Béla Jánszky.  The nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. Our nominating and corporate governance committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Marcio Kumruian and André Béla Jánszky. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

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

D.                  Employees

We have built our culture to be relentlessly focused on delivering a best-in-class customer experience and to make data-driven decisions. We pride ourselves on our ability to attract engaged employees who in turn deliver outstanding customer service. We have instated programs such as “Birthdays Off,” flexible working hours and “Bermuda Everyday” in order to foster a “tech” culture in our workforce. Furthermore, we have redesigned our offices to deliver to our employees a modern and comfortable environment with a sports court, game room, food trucks, a TV room and other common areas to continue to integrate our team.

We are proud of our employees and believe our team is one of our most important assets. As of December 31, 2018, we had 2,429 employees, being 2,281 of them in Brazil. We had a total of 845 employees in our distribution centers, 510 customer service representatives, 236 employees in information technology, 78 employees in risk management and 97 employees in marketing. We believe that having most of our employees in-house enables us to foster a better customer experience-focused culture. We had a total of 2,687, 2,728 and 2,429 employees as of December 31, 2016, 2017 and 2018, respectively.

We hire temporary employees to handle fluctuations in activity experienced throughout the year. In particular, we hire additional temporary workers during the fourth quarter of each year due to the significant increase in sales volume typically experienced in this period. During the fourth quarter of 2017 and 2018, we contracted 815 and 847 temporary workers, respectively, to handle the increased Black November and the subsequent holiday selling season demand. Temporary employees primarily work at our distribution centers and in our customer service. In the first three quarters of the year, we generally do not use temporary workers.

We are a leading equal opportunity employer, with women representing approximately 50% of our employee base. We believe that we offer our employees competitive compensation packages and a differentiated culture, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable management team. We generally enter into standard employment contracts with our employees. Our employees in are represented by five labor unions in Brazil. We believe that we have a good working relationship with our employees and their labor unions, and we have not experienced any significant labor disputes.

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

E.                  Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see "Item 6. Directors, Senior Management and Employees — B. Compensation—2012 Share Plan."

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 29, 2019 by:

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

Percentage of beneficial ownership is based on 31,056,244 common shares outstanding as of the date of this annual report.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option or other right and the vesting of restricted shares but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All of our shareholders hold common shares with identical voting rights, preferences and privileges.

	Common Shares Beneficially Owned
Name	Number	Percentage
Founders:
Marcio Kumruian(1)	3,895,609	12.5%
HCFT Holdings, LLC(2)	2,120,129	6.8%
Other Investors:
Tiger Global Investors(3)	8,865,903	28.5%
Ruane, Cunniff & Goldfarb L.P (4)	2,813,166	9.1%
GIC Private Limited (5)	2,506,526	8.1%
Riverwood Capital Partners(6)	1,928,900	6.2%
Other Directors and Executive Officers:
Graciela Kumruian Tanaka(7)	95,742	0.3%
Nilesh Lakhani(8)	69,300	0.2%
Frederico Brito e Abreu(9)	12,640	0.0%
Alexandre Olivieri(10)	18,750	0.1%
	22,238,615	71.6%

(1)     Based on an statement on Schedule 13G filed on January 24, 2019 jointly by CDK Net Fund IC and Marcio Kumruian, Mr. Marcio Kumruian, the chairman of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in CDK Net Fund IC, an investment condominium incorporated under the laws of the Commonwealth of the Bahamas for his benefit and Camelback Overseas Corp., a company incorporated in the British Virgin Islands owned by Mr. Kumruian and his wife. The business address for Mr. Marcio Kumruian is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 33,750 shares Mr. Kumruian has the right to acquire within 60 days of this annual report through the exercise of options granted to him under our Share Plan.

(2)     Based on an statement on Schedule 13G filed on February 14, 2018 by HCFT Holdings, LLC, the date of the last available Schedule 13G filed by HCFT Holdings, LLC with the SEC. Mr. Hagop Chabab indirectly holds common shares in us through HCFT Holdings, LLC, a trust created for his benefit. Mr. Hagop Chabab’s/ HCFT Holdings, LLC business address is 500 Stanton Christiana Road, Newark, DE 19713.

(3)     Based on an statement on Schedule 13G filed on February 14, 2018 jointly by Tiger Global Management, LLC, Tiger Global Private Investment Partners V, L.P, Tiger Global Private Investment Partners VI, L.P, Charles P. Coleman III, Lee Fixel, Scoot Shleifer, and other entities deemed as beneficially owned by Charles P. Coleman III, Lee Fixel, Scoot Shleifer, the date of the last available Schedule 13G filed by such persons with the SEC.  Charles P.  Coleman III, Lee Fixel and Scott Shleifer have business address at 9 West 57th Street, 35th Floor, New York, NY 10019.

(4)     Based on an statement on Schedule 13G filed on February 14, 2019 by Ruane, Cunniff & Goldfarb. The address of Ruane, Cunniff & Goldfarb is 9 West 57th Street, Suite 5000, New York, New York 10019-2701. Based on an statement on Schedule 13G filed on February 1, 2019 jointly by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC.  The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912. The business address for Archy LLC is One Bush Street, Suite 1100, San Francisco, CA, 94104, USA.

(5)     Based on an statement on Schedule 13G filed on February 1, 2019 jointly by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC.  The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912. The business address for Archy LLC is One Bush Street, Suite 1100, San Francisco, CA, 94104, USA.

(6)     Based on an statement on Schedule 13G filed on February 14, 2018 jointly by Riverwood Capital GP II, L.P., or Riverwood GP, Riverwood Capital II L.P., or Riverwood LP, Riverwood Capital Partners II L.P., or RCP, and Riverwood Capital Partners II (Parallel – B) L.P, or RCP Parallel – B, the date of the last available Schedule 13G filed by such persons with the SEC. The entities referred to above have business address at 70 Willow Road, Suite 100, Menlo Park, California, USA 94025. Riverwood LP is the sole general partner of each of RCP and RCP Parallel-B. Riverwood GP is the sole general partner of Riverwood LP. The shareholders of Riverwood GP, acting by majority vote, have the power to vote or to direct the vote of, and the members of the investment committee of Riverwood GP, acting by majority vote, have the power to dispose or to direct the disposition of, the Shares that are beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all Shares beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B for the purposes of Sections 13(d) and 13(g).

(7)      Ms. Graciela Kumruian Tanaka’s business address is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 59,781 shares Ms. Tanaka has the right to acquire within 60 days of this annual report through the exercise of options granted to her under our Share Plan.

 (8)    The address for Mr. Nilesh Lakhani is 1020 91st Ave NE, Bellevue, WA 98004.

 (9)      The business address for Mr. Frederico Brito e Abreu is Rua Miranhas 16, house 4, Vila Madalena, CEP 05434-040, São Paulo, SP, Brazil.

(10)    Refers to 18,750 shares Mr. Alexandre Olivieri has the right to acquire within 60 days of this annual report through the exercise of options granted to her under our Share Plan.The business address for Mr. Alexandre Olivieri is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil—Our largest shareholders and their affiliates, in the aggregate, own 71.26% of our outstanding common shares and, to the extent they act together, will control all matters requiring shareholder approval. This concentration of ownership limits your ability to influence corporate matters.”

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

Our Shareholders’ Agreement terminated upon completion of our initial public offering, except for provisions relating to registration rights, non-compete and non-hire/non-solicitation of the Founders (including the related liquidated damages) and other miscellaneous provisions, which we understand will be terminated upon completion of the Merger.

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

Non-Compete; Non-Hire and Non-Solicitation

For the benefit of Investors, the Founders are precluded from participating, directly or indirectly in any type of eCommerce business or sporting goods retail business in Latin America, or the Company Business, provided, however, that any such Founder will be allowed to own, directly or indirectly, shares, quotas, rights or financial interest in a company, venture, association or other entity engaged in the Company Business to the extent the Founder is not deemed an affiliate, as defined under the shareholders agreement, by reason of such ownership or otherwise. This prohibition remains valid as long as the Founders continue to render services to us related to the management of its day-to-day business and affairs, and for a two-year period following the rendering of those services. To this effect, each of the Founders will not do any of the following, directly or indirectly, including through any affiliates or immediate family members (i.e., parents, children and spouses), during such time: (1) operate, develop, exploit, invest, engage or pursue any business engaged in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof, or operate, offer or sell products or services for any business engaged in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof; (2) promote or assist, financially or otherwise, any person, firm, association, corporation or other entity directly or indirectly involved, in whole or in part, in the eCommerce Business, sporting goods retail business in Latin America or any portion thereof; and (3) perform consulting or related services directed to or related to the eCommerce Business, sporting goods retail business in Latin America or any portion thereof.

The Founders have agreed not to (1) hire, induce or try to induce any employee or person connected with us or any of our subsidiaries to leave his or her employment or fail to render services to us or our subsidiaries; and (2) not to induce or try to induce any of our and our subsidiaries’ suppliers and/or clients to cease or reduce their business with us and our subsidiaries. This prohibition remains valid as long as the Founders continue to render services to us related to the management of its day-to-day business and affairs, and for a two-year period following the rendering of those services.

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

We have agreed to comply with certain affirmative and negative covenants under the IFC Policy Agreement including, among others, reporting covenants as to (1) certain financial and corporate matters and (2) our compliance with social and environmental guidelines set forth in the IFC Policy Agreement. As of the date of this annual report, we were in compliance with all these covenants. In addition, pursuant to this agreement, IFC is entitled to (1) visit and inspect our sites and premises, (2) have access to our books and records, and (3) have access to our employees and officers.

B.                  Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Officers” and the registration and other rights of certain of the holders of our common shares as described under “— A. Major Shareholders —Shareholders’ Agreement—Registration Rights,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

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

The Shareholders’ Agreement governs the rights of the Founders and the Investors as our shareholders, including with respect to registration rights of our common shares, the right to inspect and to receive information from us, the right to participate in our future equity offerings, as well as other matters such as restrictions in connection with the transfer of our common shares, voting rights and certain other specific covenants imposed on the Founders. The Shareholders’ Agreement terminated upon completion of our initial public offering, except for provisions relating to registration rights, non-compete and non-hire/non-solicitation (including the related liquidated damages) and other miscellaneous provisions. See “—Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

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

Guarantees provided by Related Parties

One of our Founders, Marcio Kumruian, has personally guaranteed the obligations of our Brazilian subsidiary, NS2, in three financing agreements executed with Banco do Brasil S.A. and Banco Bradesco S.A. for an aggregate principal amount of R$235.5 million. For further information, see  “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness—Material Financing Agreements.”

Relationships with our Directors

Marcio Kumruian, the chairman of our board of directors and chief executive officer indirectly holds 12.5% of our common shares through CDK Net Fund IC and Camelback Overseas Corp. See “—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

We are engaged in several legal proceedings, including civil, labor, tax and social security and other proceedings, for which we have established provisions in an aggregate amount of R$19.9 million and have made judicial deposits in an aggregate amount of R$119.7 million, as of December 31, 2018.

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

Civil Matters

As of December 31, 2018, we were party to approximately 1,500 judicial and administrative proceedings of a civil nature for which we recorded a provision of approximately R$2.1 million. The civil claims to which we are a party generally relate to consumer claims, including those related to delays in delivery and product returns, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Additionally, we terminated the Agreement of Supply, Distribution and Other Covenants dated January 1, 2016, as amended, with Midway Labs USA, LLC and Midway Tecnologia de Alimentos Ltda. and on September 7, 2018 we filed a lawsuit against them in addition to certain of their executives. Netshoes has sued defendants in seeking monetary damages, with certain claims applicable to certain defendants, for the following:  (i) violation of Florida’s Unfair and Deceptive Trade Practices Act, (ii) breach of contract, (iii) account stated, (iv) breach of the implied covenant of good faith and fair dealing, (v) unjust enrichment, (vi) fraud, (vii) negligent misrepresentation, (viii) tortious interference with contractual relationships, and (ix) civil conspiracy. This proceeding is currently in the discovery stage.

Also, in the context of the cybersecurity incident in our operations in Brazil occurred in December 2017, in which specified non-banking personal data (no passwords or credit card data) from certain of our customers were disclosed to unauthorized third-parties, we reached an agreement (Termo de Ajustamento de Conduta) with the Brazilian Federal District State Attorney’s Office (Ministério Público Estadual do Distrito Federal e Territórios), ratified by Brazilian courts on February 12, 2019, pursuant to which we agreed to pay a fine in the amount of R$500,000.00. In return, the Brazilian Federal District State Attorney’s Office terminated its administrative legal proceeding related to this incident.

Labor Matters

As of December 31, 2018, we were party to 88 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.5 million. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2018, we were involved in 61 judicial and administrative tax and social security proceedings for which we recorded a provision of R$16.8 million, each as a plaintiff. In our most significant tax proceeding, we are party to a judicial proceeding in which we have challenged the Brazilian federal tax authority’s interpretation that the calculation basis for PIS and COFINS taxes over the products we sell should also consider the ICMS tax rate levied upon such products. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, our lawyers assessed the likelihood of losing this legal dispute as remote as of December 31, 2017 and 2018, and we have not recorded any such provision for this litigation accordingly. Since August of 2017, the Brazilian tax authority has ceased to require us to make judicial deposit of the PIS/COFINS arguably due while we disputed the tax authorities interpretation. As of December 31, 2018, we had judicial deposits in an aggregate amount of R$119.7 million, of which R$101.9 million is relates to such proceeding and we are currently waiting for the court to define which procedures are necessary to refund us with such judicial deposit.

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

U.S. Class Action

On August 9, 2018, two purported shareholder class actions under U.S. Securities Act of 1933 were filed before the Supreme Court of the State of New York, claiming that we, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with Netshoes’s April 2017 initial public offering. An order consolidating these actions was entered on September 14, 2018. Because the lawsuit is in its early stage, the possible loss or range of losses, if any, arising from them cannot be estimated. While we believe that the claims against us are without merit and will continue to defend against the litigation vigorously, in the event that the litigation is decided against us, or we enter into an agreement to settle, we may be required to pay substantial amounts. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Common Shares— The price of our common shares may fluctuate substantially, and your investment may decline in value.”

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

We may make any future determination to pay dividends based on an ordinary shareholder resolution, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors recommends a dividend payment, the form, frequency and amount will depend on a number of factors, including our future operations and earnings, our capital requirements and surplus, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law of the Cayman Islands and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

B.                  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares have been listed on the New York Stock Exchange since April 18, 2017 under the symbol "NETS." Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our common shares through April 26, 2019.

Price History of Our Common Shares

The tables below set forth the high and low closing sales prices for our common shares on the NYSE for the periods indicated.

	New York Stock Exchange US$ per Common Share

	High	Low
Year
2017	26.73	5.82
2018	9.94	0.95
2019 (through April 26, 2019)	2.77	1.45

________________

Source: Bloomberg

	New York Stock Exchange US$ per Common Share

	High	Low
Quarter
Fourth Quarter 2017	13.70	5.82
First Quarter 2018	5.92	9.57
Second Quarter 2018	5.97	2.14
Third Quarter 2018	3.21	1.91
Fourth Quarter 2018	2.62	1.16
First Quarter 2019	2.77	1.45

Source: Bloomberg

	New York Stock Exchange US$ per Common Share

Month	High	Low
October 2018	2.62	2.05
November 2018	2.03	1.16
December 2018	1.50	1.22
January 2019	2.70	1.50
February 2019	2.77	2.00
March 2019	2.40	1.45
April 2019 (through April 26, 2019)	2.55	1.54

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

B.                  Memorandum and Articles of Association

Description of Share Capital

We are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law of the Cayman Islands.

Our affairs are governed by (1) our Fourth Amended and Restated Memorandum and Articles of Association, or Articles of Association, which is effective since April 12, 2017, (2) the Companies Law of the Cayman Islands, and (3) the common law of the Cayman Islands.

The following discussion summarizes the material terms of our common shares. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles of Association. Our Articles of Association is filed as an exhibit to this annual report.

=

Issued and Authorized Share Capital

As of the date of this annual report, have 31,056,244 common shares with par value US$0.0033 (rounded to 4 decimal places) per share issued and outstanding, all of which will be fully paid-up. We may not make capital calls upon our common shares that are fully paid-up. Each of our common share confers on its holder the right to cast one vote per common share and our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

We have an authorized share capital, including the issued share capital, of US$305,250 and will be authorized to issue up to 92,500,000 common shares (subject to share splits, consolidation of shares or similar transactions) with a nominal or par value of US$0.0033 (rounded to 4 decimal places) each.

Issuance of Shares

Our board of directors has general and unconditional authority to grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without further action by our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law of the Cayman Islands. We will not issue bearer shares.

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

On April 16, 2012, we adopted our Share Plan, which provides both for the direct award or sale of common shares and for the grant of options to purchase common shares. Our Share Plan is governed by the laws of the Cayman Islands and is limited to the issuance of 1,296,470 of our common shares.

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

=

As a Cayman Islands exempted company, we are not obliged by the Companies Law of the Cayman Islands to call annual general meetings; however, our Articles of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts and the appropriation of our profits. In addition, the agenda for a general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of 95%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law of the Cayman Islands and our Articles of Association.

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

Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting of shareholders within fifteen minutes after the time appointed for holding the meeting, the directors present may elect any one of them to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the our affairs, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

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

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law of the Cayman Islands, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

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

•         sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our Articles of Association; and

•         cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Law of the Cayman Islands.

In addition, subject to the provisions of the Companies Law of the Cayman Islands and our Articles of Association, we may:

•         issue shares on terms that they are to be redeemed or are liable to be redeemed;

•         purchase our own shares (including any redeemable shares); and

=

•         make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law of the Cayman Islands, including out of our capital.

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

Share Repurchase

We are empowered by the Companies Law of the Cayman Islands and our Articles of Association to purchase our own shares, subject to certain restrictions. Our board of directors may only exercise this power on our behalf, subject to the Companies Law of the Cayman Islands, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

Subject to the Companies Law of the Cayman Islands, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of common shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law of the Cayman Islands.

=

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

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible. At the annual general meeting of our shareholders to be held in 2021, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2019, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2020, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of our shareholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. The persons to stand for election at each annual general meeting will be nominated by our board of directors. See “Item 6. Directors, Senior Management and Employees.”

=

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

Subject to the provisions of the Articles of Association, to any directions given by the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in the meeting and the listing rules of the NYSE, our board of directors may from time to time at its discretion exercise all powers of our company, including to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law of the Cayman Islands, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

=

Register of Shareholders

Our common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in our shareholders register as the holder of our common shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

•       the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•       the date on which the name of any person was entered on the register as a member; and

•       the date on which any person ceased to be a member.

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

•         limit the ability of shareholders to request and convene general meetings of shareholders;

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

Subject to the provisions of the Companies Law of the Cayman Islands, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

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

Differences in Corporate Law

The Companies Law of the Cayman Islands is modelled after similar laws in England and Wales but does not follow recent statutory enactments in England and Wales. In addition, the Companies Law of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law of the Cayman Islands permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

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

=

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

•         the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•         the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority.”

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

In principle, we will normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

=

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law of the Cayman Islands does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we entered into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

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

=

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

C.                  Material Contracts

Merger Agreement

On April 29, 2019, we entered into the Merger Agreement with Magazine Luiza S.A. and Magazine Luiza Cayman Ltd, a wholly-owned subsidiary of Magazine Luiza S.A.

We have entered into the Merger Agreement after an extensive process in which we evaluated our prospects as an independent company and reviewed, with the assistance of Goldman Sachs & Co., as financial advisor, opportunities to protect shareholder value through a sale transaction. While we have believed in and worked to meet our market opportunity as an independent company, our recent financial results and increasing pressure on our working capital position, caused us to reevaluate our prospects and resulted in our decision to enter into the Merger Agreement.

Our board of directors has (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (ii) determined to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, each of our common shares issued and outstanding immediately prior to the effective time will be canceled and converted into the right to receive US$2.00 in cash (the “merger consideration”) and our stock options (vested or not) will be cancelled at the effective time and those with an exercise price higher than the merger consideration will be converted into the right to receive the merger consideration (less the applicable exercise price) at the effective time.

We have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including, among others, covenants by us to conduct our and our subsidiaries business in the ordinary course during the period between the execution of the Merger Agreement and the effective time and not to engage in certain types of transactions during this period unless approved in writing by Magazine Luiza S.A., in each case subject to certain exceptions.

Until the Merger is completed or the Merger Agreement is terminated, the Merger Agreement generally prohibits us from initiating, soliciting, facilitating or knowingly encouraging any inquiries with respect to, any acquisition inquiry or acquisition proposal, or executing or entering into any agreement in connection with any acquisition proposal. An exception shall be made if, prior to obtaining the affirmative vote of the holders of two-thirds (2/3) of all of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting, we receive an unsolicited bona fide acquisition proposal that constitutes, or would reasonably be expected to constitute, result in or lead to, a superior proposal (as defined in the Merger Agreement), and if the failure to engage in discussions or negotiations relating to such proposals would be inconsistent with the fiduciary duties of Netshoes’ board of directors under applicable law.

Consummation of the Merger is subject to several conditions, including requisite regulatory approval by Brazilian antitrust authorities and the approval by our shareholders representing at least two-thirds (2/3) of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting.

The Merger Agreement may be terminated under certain circumstances. Upon the termination of the Merger Agreement under certain circumstances specified therein, we may be required to pay Magazine Luiza S.A. a termination fee amounting to US$1,800,000.00. For more information, see Exhibit 4.07 to this annual report for a complete copy of the Merger Agreement.

In connection with the Merger Agreement, the Magazine Luiza S.A. has entered into a Voting and Support Agreement, dated as of April 29, 2019, with certain of our shareholders, including Marcio Kumruian, chairman of our board of directors and our chief executive officer, HCFT Holdings, LLC, Hagop Chabab and Tiger Global, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such Shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal. The obligations of the such shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

UoL Diveo

On October 21, 2016, we entered into two hosting services agreements with Uol Diveo Tecnologia Ltda., or Uol Diveo, or the Hosting Services Agreements, in which Uol Diveo agreed to provide us with two data centers to, among others, host our eCommerce sites and to host our back-office and other systems. Pursuant to the terms of the Hosting Services Agreements, we are obligated to pay Uol Diveo a total monthly fee of approximately R$38,000.00, including taxes, and Uol Diveo is required to provide us with the necessary hardware, equipment and some of the software licenses required to keep our sites operational, among other requirements, as well as technical monitoring, ensuring the security of our sites and allowing us to have access to the data centers that, among other systems, hosted our eCommerce sites. Uol Diveo has the contractual right to immediately suspend the services in case we don’t comply with our payment obligations under the agreement. This agreement expires on April 2, 2019, one year following their execution and may be automatically renewable.

Uol Diveo also provides us with Microsoft Azure cloud data centers to host our eCommerce sites, migrated from Processor Informática S.A. Pursuant to the terms of the agreement, we are obligated to pay Uol Diveo a total monthly fee of approximately R$600,000.00, including taxes, and Uol Diveo is required to provide us with Microsoft Cloud Azure services. This agreement will expire on August 7, 2021, three years following their execution and is not automatically renewable.

Among other services providers, we depend on Uol Diveo to keep our sites fully operational and accessible to our customers. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Business and Industry— Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations. Specifically, we rely on certain third-party providers to provide us with Internet data centers to host our sites and back-office end systems and maintain them fully operational, and disruptions with this provider or in the services it provides to us could materially affect our reputation, operations or financial results.”

Furthermore, a significant part of our revenue comes from site traffic generated by advertising channels with Google and Facebook. The agreement with Google provides for advertising services in different formats to promote materials into any content or property provided by Google (text, shopping, display, video and retargeting), and provides for various payment models (cost per click, cost per impression, cost per purchase, among others). The program offered by Google is an advertising platform in which we authorize Google to use automated tools to format ads. The agreement with Facebook provides for the purchase of advertising in different formats offered by the partner (retargeting, ads etc.) and various payment models (cost per click, cost per impression, among others). Both agreements are subject to applicable general policies issued by Google, Facebook and other partners, which may be modified at anytime at their sole discretion. See “Item 3. Key Information— D. Risk Factors—Risks Related to our Business and Industry—We depend on search engines, e-mail, and other messaging services to attract a substantial portion of the customers who visit our sites, and changes in search engine logic, or any restrictions on the sending of emails or messages or an inability to timely deliver such communications could adversely affect our business and results of operations.”

For additional information concerning other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.”

Except as otherwise described in this annual report, we have not entered into any material contracts other than in the ordinary course of business.

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

•         a person who owns or is deemed to own 5% or more of our stock (by vote or value);

•         a partnership or other pass-through entity for United States federal income tax purposes;

•         a person required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement; or

•         a person whose “functional currency” is not the United States dollar.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, and taking into account the value of our goodwill calculated based on the current value of our common shares, we do not believe we would have been a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

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

I.                    Subsidiary Information

See note 2.3 to our consolidated financial statements for a description of our subsidiaries.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the market risks described in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this annual report. We are also exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, customer and credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to these risks, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

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

Fluctuations in currency exchange rates may also generally impact our net sales and results of operations.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our costs may change as a result of currency exchange rate fluctuations or inflation in the cost of merchandise manufactured and purchased abroad.”

Also, see note 19 to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis of the impact of a hypothetical 10% appreciation or depreciation of foreign exchange rates to which we have exposure (mostly US$) in our income or (loss) before tax.

Inflation and Interest Rate Risk

Brazil and countries in Latin America in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin America countries and heightened volatility in the Latin America securities market. The inflation rate in Brazil, as reflected by the IPCA index was 6.29% in 2016, 2.95% in 2017 and 3.75 in 2018. Interest rates are highly sensitive to many factors, including fiscal and monetary policies to combat inflation and Brazilian and international economic and political considerations, as well as other factors beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Brazil—Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us and the market price of our common shares.”

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations.

As of December 31, 2018, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to interest rate indexes such as the CDI and the Brazil Long Term Interest Rate – TJLP.

Furthermore, our exposure to interest rate risk is also applicable to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

See note 19 to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis of the impact of a hypothetical 50 basis point increase or decrease on the variable interest rate indexes of our floating rate indebtedness and cash and cash equivalents for the relevant twelve month period.

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

Substantially all of our past due receivables are related to (i) disputes we have with our third-party couriers in connection with loss of or damage to products to be delivered to our customers, and (ii) receivables from B2B customers. During 2018, we experienced delays in payment from certain B2B customers and entered into negotiations aiming at recovering overdue receivables. As a result of  increased credit risk from certain of our B2B customers derived from such increase of overdue receivables in our B2B operations we recorded an allowance for doubtful accounts of R$6.4 million in 2018. As of December 31, 2018, we had past due receivables amounting to R$20.4 million with respect to our B2B operations.

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

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018.  “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2018 were ineffective in view of the material weaknesses in internal controls over financial reporting as described below.

B.                  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

A deﬁciency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deﬁciency, or combination of deﬁciencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's ﬁnancial statements will not be prevented, or detected and corrected on a timely basis.

We identified material weaknesses in internal control related to some ineffective information technology general controls (ITGCs) over certain information technology systems that support our financial reporting processes. These control deficiencies were identified in the operation of controls related to procedures for (i) granting access, (ii) segregation of duties analysis, (iii) definition of a contingency plan; (iv) evidence of approvals and testing supporting documentation to manage changes to certain systems and (v) evidence of approvals and restore and batch testing procedures. Our business process controls (automated and manual) that are dependent on the affected ITGCs could also have been adversely impacted by these control deficiencies.

Also, control deficiencies were identified in the operation of controls related to the accounting for capitalized software. Specifically, our process level control over internal use software may not have effectively tracked and categorized costs associated with software in use, write-off needs and completeness of balance to be amortized. These control deficiencies create a reasonable possibility that a material misstatement in the consolidated financial statements will not be prevented or detected on a timely basis.

In addition, during our assessment of internal control over financial reporting as of December 31, 2018, we also identified the weaknesses described below, that when evaluated together, may constitute a material weakness:

•         Manual Journal entries: control deficiencies were identified in the operation of controls related to establishing and maintaining effective procedures to ensure adequate review and approval according to the defined policy, and existence of sufficient supporting documentation over manual journal entries. This weakness, combined with inadequate approval and lack of revision, could result in a failure to timely detect errors in manual journal entries.

•         Management review controls: we identified that certain review and approval controls are not always executed in accordance with our policies. These deficiencies were noted in certain controls that affect commission calculation, royalty’s approval, discounts and price changes and post-closing adjustments not identified during financial reporting closing process. Also, control deficiencies were identified in validating the completeness of the data extracted of certain systems (IPE - Information Provided by Entity).

•         Anti-corruption and code of ethics compliance oversight: we do not have a defined process to report potentially irregular activities to the audit committee and the board of directors. Also there is no defined committee in charge to analyze complaints and evaluate current controls to maintain an effective anti-corruption compliance program to prevent and detect violations of the Foreign Corrupt Practices Act of 1977 (FCPA) and other applicable anti-corruption laws.

Remediation Efforts

Our management has been actively engaged in the design and implementation of remediation efforts to address the identified material weaknesses, as well as other identified areas of risk. The remediation efforts outlined below, which have been implemented or are in the process of implementation, are intended to address both the identified weaknesses and related areas. During 2018, we have undertaken the following remedial steps to address the weaknesses identified:

•         A segregation of duties assessment was performed on seven of our systems where conflicts were identified. Management is working to remediate the conflicts and to implement compensatory controls. We expect the remediation to be completed by the end of 2019.

•         We are committed to continue to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. Management is working to improve our internal controls environment considering (i) review of the policies and procedures in place; (ii) update of documents and control activities according to our policies; and (iii) reinforcement with our employees the internal control requirements on execution, review, including evidences and approvals according to our policies. Also, during 2018 we performed trainings (SOX training, IPE training and Management Review Controls training) to process owners throughout the company. In addition, we are working with external advisors to support us on the internal controls assessment and implementation requirements.

•         Management has reviewed and published the Code of Ethics in our internal communication tools, obtaining the formal acceptance of our employees. We have a hotline, in which employees and third parties can anonymously communicate concerns, suggestions and ethics complaints. These complaints are analyzed by an independent company, which is responsible for the identification, tracking, investigation and classification of the complaint according to the materiality of the report, and directs us the necessary information to complete the analysis and disclosure of the return to whistleblower. We also included in the process of integration of new employees the presentation of the Ethics Code and the hotline with formal agreement by the employees.

We believe that these actions will remediate the identified material weaknesses. These material weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of these material weaknesses will be completed by the end of 2019.

C.                  Attestation Report of the Registered Public Accounting Firm

Not Applicable.

D.                  Changes in Internal Control Over Financial Reporting

Changes in our internal control over financial reporting that occurred during fiscal year 2018, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above under “Material Weaknesses in Internal Control over Financial Reporting.”

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below:

	Year Ended December 31,

	2017	2018
	(in thousands of R$)
Audit fees:	1,466	1,751
Audit-related fees	15	—
Tax fees	67	10
Total fees	1,548	1,761

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

Date: April 30, 2019

EXHIBIT INDEX

Exhibit No.	Description
1.01

Fourth Amended and Restated Memorandum and Articles of Association of Netshoes (Cayman) Limited as currently in effect (incorporated herein by reference to Exhibit 3.02 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2017, File No. 333-216727).

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

4.03

English translation of the Non-Residential Lease Agreement dated September 18, 2012 between CCG Empreendimentos Ltda. and NS2.com Internet S.A. (Instrumento Particular de Contrato de Locação de Imóvel para Fins Não Residenciais), of the First Amendment thereto dated October 18, 2012, of the Second Amendment thereto dated May 31, 2015, of the Third Amendment thereto dated October 23, 2015, of the Fourth Amendment thereto dated June 1, 2016, of the Fifth Amendment thereto dated August 1, 2016, of the Sixth Amendment thereto dated August 1, 2016, of the Seventh Amendment thereto dated January 3, 2018, and of the Eighth Amendment thereto dated January 18, 2018(incorporated herein by reference to Exhibit 4.03 to the annual report on Form 20-F filed with the SEC on March 28, 2018, File No. 001-38055).

4.04

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

4.06

English translation of the Non-Compete Agreement dated December 23, 2009 between NS2.com Internet S.A. and Marcio Kumruian (Acordo de Não-Competição) (incorporated herein by reference to Exhibit 10.08 to the Registration Statement on Form F-1 filed with the SEC on March 16, 2017, File No. 333-216727).

4.07

Agreement and Plan of Merger, dated as of April 29, 2019, by and among the Company, Magazine Luiza S.A., a Brazilian sociedade anônima incorporated under the laws of the Federal Republic of Brazil, and Magazine Luiza Cayman Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

8.01	List of Subsidiaries.
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

NETSHOES (CAYMAN) LIMITED

Consolidated financial statements as of December 31, 2017 and 2018 and for the years ended

December 31, 2016, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Netshoes (Cayman) Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Netshoes (Cayman) Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the years in the three‑year period ended December 31, 2018, and the related notes, collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Translation of consolidated financial statements into United States Dollars

The accompanying consolidated financial statements as of and for the year ended December 31, 2018 have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Brazilian reais have been translated into United States dollars on the basis set forth in note 2.2 of the notes to the consolidated financial statements

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.4 to the consolidated financial statements, the Company has incurred operating losses, negative cash flow from operating activities and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/S/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2010

São Paulo, Brazil
April 29, 2019

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Financial Position
December 31, 2017 and 2018
(Reais and Dollars in thousands)

			December 31,		December 31,
Assets	Note		2017		2018		2018
Current assets:			BRL		BRL		USD Note 2.2
Cash and cash equivalents	9	R$	395,962	R$	67,321	US$	17,374
Restricted cash			19,397		2,996		773
Trade accounts receivables, net	10		113,168		163,807		42,275
Inventories, net	11		456,632		268,594		69,318
Recoverable taxes	12		80,047		59,214		15,282
Prepaid expenses and other current assets			48,352		20,138		5,198
Total current assets			1,113,558		582,070		150,220

Non-current assets:
Restricted cash			15,048		18,533		4,783
Judicial deposits	24		106,914		119,717		30,896
Recoverable taxes	12		70,765		40,033		10,332
Other assets			1,950		14,166		3,656
Due from related parties	23		12		7		2
Property and equipment, net	13		73,039		76,489		19,740
Intangible assets, net	14		115,839		143,317		36,987
Total non-current assets			383,567		412,262		106,396

Total assets		R$	1,497,125	R$	994,332	US$	256,616
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position
December 31, 2017 and 2018
(Reais and Dollars in thousands)

			December 31,		December 31,
Liabilities and Shareholders' Equity	Note		2017		2018		2018
Current liabilities:			BRL		BRL		USD Note 2.2
Trade accounts payable	15	R$	365,835	R$	337,120	US$	87,003
Reverse factoring	16		148,928		45,276		11,685
Current portion of long-term debt	18		106,577		38,473		9,929
Taxes and contributions payable			19,875		18,467		4,766
Deferred revenue	7		3,732		3,983		1,028
Accrued expenses	17		120,366		136,721		35,285
Other current liabilities			31,017		25,711		6,635
Total current liabilities			796,330		605,751		156,331

Non-current liabilities:
Long-term debt, net of current portion	18		179,394		190,406		49,140
Provision for labor, civil and tax risks	24		12,523		19,935		5,145
Deferred revenue	7		25,502		21,690		5,598
Other non-current liabilities			27		-		-
Total non-current liabilities			217,446		232,031		59,883
Total liabilities			1,013,776		837,782		216,214

Shareholders' equity:
Share capital	21		244		244		63
Additional-paid in capital	21		1,345,507		1,347,581		347,781
Treasury shares	21		(1,533)		(1,533)		(396)
Accumulated other comprehensive loss			(13,664)		(11,022)		(2,845)
Accumulated losses			(847,125)		(1,178,464)		(304,135)
Equity attributable to owners of the parent			483,429		156,806		40,468
Equity attributable to non-controlling interests			(80)		(256)		(66)
Total shareholders' equity			483,349		156,550		40,402

Total liabilities and shareholders' equity		R$	1,497,125	R$	994,332	US$	256,616

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Profit or Loss
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands, except loss per share)

			Years ended December 31,
	Note		2016		2017		2018		2018
			BRL Restated		BRL Restated		BRL		USD Note 2.2
Revenue	6	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621
Cost of sales	8		(1,144,231)		(1,247,014)		(1,389,842)		(358,687)
Gross profit			540,920		588,198		418,222		107,934

Operating expenses:
Selling and marketing expenses	8		(431,065)		(495,190)		(480,206)		(123,931)
General and administrative expenses	8		(162,338)		(143,253)		(191,695)		(49,472)
Other operating expenses, net			(5,251)		(3,933)		(9,312)		(2,403)
Total operating expenses			(598,654)		(642,376)		(681,213)		(175,806)
Operating loss			(57,734)		(54,178)		(262,991)		(67,872)

Financial income	8		28,285		28,996		15,026		3,878
Financial expenses	8		(104,795)		(129,040)		(83,223)		(21,478)
Monetary position (loss) gain, net			-		-		9,595		2,476
Loss before income tax			(134,244)		(154,222)		(321,593)		(82,996)

Income tax expense	20		-		-		(202)		(52)
Net loss from continuing operations		R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)

Net loss from discontinued operations	3	R$	(17,652)		(16,123)		(10,579)	US$	(2,730)

Net loss		R$	(151,896)		(170,345)		(332,374)	US$	(85,778)

Net loss attributable to:
Owners of the Parent from continuing operations		R$	(133,422)	R$	(153,623)	R$	(321,166)	US$	(82,886)
Owners of the Parent from discontinued operations			(17,652)		(16,123)		(10,579)		(2,730)
Non-controlling interests			(822)		(599)		(629)		(159)

Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(7.05)	R$	(5.95)	R$	(10.68)	US$	(2.76)

Loss from continuing operations per share attributable to owners of the Parent
Basic and diluted	5	R$	(6.22)	R$	(5.39)	R$	(10.34)	US$	(2.67)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands)

		Years ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD Note 2.2

Net Loss	R$	(151,896)	R$	(170,345)	R$	(332,374)	US$	(85,778)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(11,015)		5,502		2,989		771
Foreign currency translation - sale of subsidiary		-		-		64		17
Cash flow hedges – effective portion of changes in fair value		(3,907)		348		-		-
Cash flow hedges – reclassified to initial cost of inventories		3,119		-		-		-
Cash flow hedges – reclassified to profit or loss		(670)		197		-		-
Other comprehensive income (loss)		(12,473)		6,047		3,053		788
Total comprehensive income (loss)		(164,369)		(164,298)		(329,321)		(84,990)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(163,829)	R$	(163,833)	R$	(329,103)	US$	(84,934)
Non-controlling interests		(540)		(465)		(218)		(56)

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2016, 2017 and 2018
(Reais and Dollars in thousands)

		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Cash flows from continuing operating activities:								Note 2.2
Net loss from continuing operations	R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		1,167		25,443		13,014		3,359
Depreciation and amortization		30,776		31,487		58,022		14,974
Loss on disposal of property and equipment, and intangible assets		901		179		3,770		973
Impairment of property and equipment, and intangible assets		-		-		851		220
Impairment of recoverable taxes (note 3)		-		-		4,828		1,246
Share-based payment		930		(13,860)		7,923		2,045
Provision for labor, civil and tax risks		1,247		10,111		10,795		2,786
Interest expense, net		90,605		110,568		62,066		16,018
Monetary position (loss) gain, net		-		-		5,428		1,401
Provision for inventory losses		949		4,904		72,526		18,717
Provision for expected losses, Other non-current assets (note 19)		-		-		13,225		3,413
Other		(9)		179		205		52
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(8)		2,549		16,401		4,233
Derivative financial instruments		148		-		-		-
Trade accounts receivable		67,767		75,095		(67,290)		(17,366)
Inventories		(79,904)		(108,386)		84,034		21,687
Recoverable taxes		(57,610)		(53,172)		34,236		8,836
Judicial deposits		(39,940)		(35,097)		(12,803)		(3,304)
Other assets		(20,901)		9,525		6,196		1,599
Increase (decrease) in:
Derivative financial instruments		(209)		(186)		-		-
Trade accounts payable		98,545		29,880		(1,497)		(386)
Reverse factoring		8,104		121,061		(103,652)		(26,750)
Taxes and contributions payable		9,334		5,112		537		139
Deferred revenue		(1,875)		(3,641)		(3,562)		(919)
Accrued expenses		30,118		(2,978)		24,719		6,378
Share-based payment		(715)		(2,366)		(611)		(158)
Other liabilities		(12,954)		(8,683)		(8,273)		(2,135)
Net cash provided by (used in) continuing operating activities		(7,778)		43,502		(100,707)		(25,990)

Cash flows from continuing investing activities:
Proceeds from sale of discontinued operation (note 3a)		-		-		241		62
Purchase of property and equipment		(25,069)		(7,728)		(22,185)		(5,725)
Loan to third parties (note 3a)		-		-		(8,801)		(2,271)
Purchase of intangible assets		(47,043)		(49,378)		(71,743)		(18,515)
Interest received on installment sales		6,987		2,071		1,445		373
Restricted cash		760		6,206		(3,485)		(900)
Net cash used in continuing investing activities		(64,365)		(48,829)		(104,528)		(26,976)

Cash flows from continuing financing activities:
Proceeds from debt		137,325		134,152		-		-
Payments of debt		(79,004)		(141,788)		(57,040)		(14,721)
Payments of interest		(105,234)		(108,429)		(62,889)		(16,230)
Share-based payment		-		(5,824)		-		-
Proceeds from issuance of common shares		-		423,166		-		-
Net cash provided by (used in) continuing financing activities		(46,913)		301,277		(119,929)		(30,951)

Net cash used in discontinued operations (note 03)		(13,620)		(18,162)		(8,121)		(2,096)

Effect of exchange rate changes on cash and cash equivalents		(5,083)		6,869		4,644		1,198

Change in cash and cash equivalents		(137,759)		284,657		(328,641)		(84,815)

Cash and cash equivalents, beginning of period		249,064		111,305		395,962		102,189
Cash and cash equivalents, end of period		111,305		395,962		67,321		17,374
	R$	(137,759)	R$	284,657		(328,641)	US$	(84,815)

Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intagible assets	R$	4,677	R$	1,710	R$	2,182	US$	563
Deferred offering costs reclassified to equity	R$	-	R$	6,808	R$	-	US$	-
Convertible notes converted to common shares	R$	-	R$	94,151	R$	-	US$	-
Reclassification of share-based payment from Cash-settled arrangement to
Equity-settled arrangement	R$	-	R$	13,706	R$	-	US$	-

The accompanying notes are an integral part of these consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31, 2016, 2017 and 2018
(Reais in thousand)

		Equity Attributtable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Tresuary Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL

Balance, January 1, 2016	R$	141	R$	821,988	R$	(925)	R$	(526,305)	R$	(7,735)	R$	913	R$	288,077	R$	925	R$	289,002

Comprehensive Income (Loss)
Net loss		-		-		-		(151,074)		-		-		(151,074)		(822)		(151,896)
Other comprehensive income (loss)		-		-		-		-		(11,297)		(1,458)		(12,755)		282		(12,473)
Total comprehensive income (loss)		-		-		-		(151,074)		(11,297)		(1,458)		(163,829)		(540)		(164,369)

Transactions with Owners and Other
Purchase of treasury shares		-		-		(608)		-		-		-		(608)		-		(608)
Total transactions with owners and other		-		-		(608)		-		-		-		(608)		-		(608)

Balance, December 31, 2016	R$	141	R$	821,988	R$	(1,533)	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025

Comprehensive Income (Loss)
Net loss		-		-		-		(169,746)		-		-		(169,746)		(599)		(170,345)
Other comprehensive income (loss)		-		-		-		-		5,368		545		5,913		134		6,047
Total comprehensive income (loss)		-		-		-		(169,746)		5,368		545		(163,833)		(465)		(164,298)

Transactions with Owners and Other
Issuance of common shares in initial public offering, net of offering costs		84		415,466		-		-		-		-		415,550		-		415,550
Conversion of convertible notes to common shares		19		94,132		-		-		-		-		94,151		-		94,151
Share-based payments		-		13,921		-		-		-		-		13,921		-		13,921
Total transactions with owners and other		103		523,519		-		-		-		-		523,622		-		523,622

Balance, December 31, 2017	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	-	R$	483,429	R$	(80)	R$	483,349

Adjustment on initial adoption of IFRS 15 (see note 2.6)		-		-		-		(1,153)		-		-		(1,153)		-		(1,153)
Adjustment on initial adoption of IFRS 9 (see note 2.6)		-		-		-		(701)		-		-		(701)		-		(701)
Hyperinflation adjustment - IAS 29 (see note 3)		-		-		-		2,260		-		-		2,260		42		2,302

Comprehensive Income (Loss)
Net loss		-		-		-		(331,745)		-		-		(331,745)		(629)		(332,374)
Other comprehensive income (loss)		-		-		-		-		2,642				2,642		411		3,053
Total comprehensive income (loss)		-		-		-		(331,745)		2,642		-		(329,103)		(218)		(329,321)

Share-based payments		-		2,074		-		-		-		-		2,074		-		2,074

Balance, December 31, 2018	R$	244	R$	1,347,581	R$	(1,533)	R$	(1,178,464)	R$	(11,022)	R$	-	R$	156,806	R$	(256)	R$	156,550

The accompanying notes are an integral part of these consolidated financial statements.

1.           Organization and background

1.1    Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent") was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Ruane Cunniff & Goldfarb LP, CDK Net Fund IC and HCFT Holdings.

The Company is a sports and lifestyle ecommerce destination in Latin America with operations in Brazil and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion and beauty. The Company conducts its business mainly through its ecommerce websites (Netshoes, Zattini, Shoestock and Freelace).

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. On October 11, 2018 the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation (see note 3).

In January 2019, the Company decided to divest Argentina operations (see note 3).

1.2   Split of Shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company's outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 5).

1.3   Convertible Notes and Initial Public Offering

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

The shares offered and sold in the initial public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol "NETS."

1.4   Going concern considerations

The Company recorded a net loss and a significant negative operating cash flow in the year ended December 31, 2018. As of and for the year ended December 31, 2018, the Company had accumulated losses of R$ 1,178,464 (compared to R$ 847,125 as of December 31, 2017), net loss of R$ 332,374 (compared to R$170,345 for the year ended December 31, 2017) and net cash used in operating activities of R$ 100,707 (compared to  R$43,502 of net cash provided in operating activities for the year ended December 31, 2017). In addition, the Company has a working capital deficiency as of December 31, 2018, with R$ 23,681 of net current liabilities (compared to a working capital surplus of R$ 317,228 of net current assets as of December 31, 2017).

The Company expects to continue to incur net losses for at least the next twelve-months following the issue of these consolidated financial statements. Although the Company continues to take action to improve its operating performance and expects to generate positive net operating cash flow over the next twelve-months, this positive cash flow from operating activities by itself may not be sufficient to meet the Company’s cash requirements in the same period arising from its financing activities. As such, Management has concluded that financing alternatives will be necessary to meet its obligations within one year from the date of issue of these consolidated financial statements. However, there can be no assurance that the Company’s plan to improve its operating performance and financial position will be successful or that the Company will be able to obtain additional financing on commercially reasonable terms, or at all.

The Company is currently exploring alternatives to obtain access to other sources of capital necessary to meet its ongoing liquidity needs, such as obtaining new lines of credit, and is taking measures to improve its operating performance and cash, liquidity and financial position. Such measures include, among others, the following:

•        pursuing the sale of its operations in Argentina by the second quarter of 2019, which have not performed as expected and have had a negative effect on the Company’s operating cash flows;

•        continuing to implement cost-saving initiatives across the Company;

•        negotiating alternative payment terms with suppliers;

•        seeking with current creditors the partial release of collateral provided under certain of the Company’s financing arrangements (basically restricted cash and cash equivalents, which as of December 31, 2018 amounted to R$ 88,760); and

•        assessing ways of monetizing the Company’s PIS/COFINS judicial deposits, following a favorable decision in its judicial disputes challenging the tax authorities’ interpretation of the calculation basis for PIS/COFINS taxes over products sold by the Company (such tax credits amounted to R$ 101,971 as of December 31, 2018). Following the favorable decision, the Company expects these deposits to be released, however authorization for release is subject to government approval, the timing of which is currently unknown.

The Company has also engaged financial and other advisors to assist it in those efforts.

Given the above, management acknowledges there is a material uncertainty which may cast substantial doubt on the Company’s ability to continue as a going concern.

The financial statements of the Company have been prepared assuming the Company’s ability to continue as an going concern as management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future based on the projections and measures being taken.  If for any reason the Company is unable to continue as a going concern, then this could have an impact on the Company’s ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business at the amounts stated in the consolidated financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

1.5  Merger agreement – subsequent event

The Company announced, on April 29, 2019, that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire the Company, such that, at the effective time of the transaction, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each of Company´s shareholders will receive US$2.00 per share in cash for each common share.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Company’s general meeting, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

In addition, on April 29, 2019, Magazine Luiza S.A. announced that it has entered into a voting and support agreement, with shareholders representing 47.9% of our capital stock, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

2.           Summary of Significant Accounting Policies

2.1.       Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2019.

2.2.       Basis of Presentation

The consolidated financial statements have been prepared under the historical-cost basis, unless otherwise indicated. The presentation of the consolidated financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires the Company´s Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 2.5 to these consolidated financial statements shows the areas in which a greater level of judgment and estimates have been applied.

Intercompany balances and transactions, including income and expenses and any unrealized income and expenses and the balance of receivables and payables arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil and Argentina use their respective currencies as their functional currencies.

Due to the significant inflation in Argentina over the past few years, the three-year cumulative inflation rate in Argentina has exceeded 100% based on data from the national wholesale price index and various available inflation indices in May 2018. As such, Argentina was considered as hyperinflationary economy effective July 1, 2018 and, in these annual financial statements, beginning January 1, 2018 the Company is required to apply inflation accounting. Thus, its statement of financial position and statement of profit or loss are adjusted for the changes in the general purchasing power of the local currency, using official indices at the reporting date, before translation into Brazilian Real (“R$”) and, as a result, are stated in terms of the measuring unit current at the reporting date. The details of recognition of the effects of inflation in Argentina operations are disclosed in note 3.

The comparative information for the years ended December 31, 2016 and 2017 were restated for the purposes of applying IFRS 5 "Non-current assets held for sale and discontinued operations" after approval by the Board of Directors of the sale of its operation in Mexico on August 6, 2018 as presented in note 3.

Translations of balances in the consolidated statement of financial positions, consolidated statement of profit or loss, consolidated statement of comprehensive income (loss) and consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.8748, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on December 31, 2018. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

2.3.       Principles of Consolidation

The consolidated financial statements include the accounts of all entities in which NSC has a controlling financial interest.

i.                 Consolidated subsidiaries

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

The consolidated subsidiaries are listed as follows:

		Percentage Ownership and Voting Interest

Company	Country of Incorporation	December 31, 2017	December 31, 2018

Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.22%
NS4 Com Internet S.A.	Mexico	100.00%	0.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	0.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

ii.               Non-controlling interests

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

2.4.       Foreign Currency Translation and Transactions

i.                 Foreign Currency Translation

The financial statements of foreign entities that use a functional currency different from the reporting currency are translated into Brazilian Real as described below:

•        Assets and liabilities are translated into Brazilian Real at the closing rate, corresponding to the spot exchange rate at the reporting date; and

•        Income statement and cash flow items are translated into Brazilian Real using the average rate of the period unless significant variances occur.

The resulting exchange differences are recognized directly in other comprehensive income (loss). When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recorded to the consolidated statements of profit or loss.

ii.               Foreign Currency Operations

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

2.5.   Use of Judgments, Estimates and Assumptions

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

Information about judgments, assumptions and estimates made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are included in the following notes:

-        Note 3 – Hyperinflation: Determining inflation rate;

-        Note 6 – Revenue: Estimating the sales returns;

-        Note 10 – Trade Accounts Receivable: Estimated losses on doubtful accounts;

-        Note 11 – Inventories: Provision for inventory losses;

-        Note 13, 14 and 25 – Property and Equipment and Intangible Assets: Useful lives of property and equipment and intangible, software development costs related to intangible assets and impairment of long-lived assets;

-        Note 19 – Credit risk of Other non-current assets: Uncertainty of possible outcomes

-        Note 20 – Income Taxes: Recognition of deferred income tax assets and availability of future taxable profit against which tax losses carried forward can be used. The determination of tax positions that are probable of being sustained also involves significant judgment;

-        Note 22 – Share-based payments: Valuation and classification of awards; and

-        Note 24 – Contingencies: Key assumptions about the likelihood and magnitude of an outflow of resources.

2.6.       Changes in accounting policies

The Company applied as of January 1, 2018, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). The nature and effect of these changes are described below.

i.                 IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgment, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the cumulative effect method of adoption. Accordingly, the effect of adoption has been recorded as an adjustment to equity.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

a.      Revenue from product sales

The Company’s contracts with customers for products sales generally includes a performance obligation. The Company has concluded that revenue from products sales should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as sales were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated below.

Variable consideration

Some contracts for product sales provide customers with a right of return. Prior to the adoption of IFRS 15, the Company recognized revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns. If revenue could not be reliably measured, the Company deferred revenue recognition until the uncertainty was resolved.

Under IFRS 15, rights of return give rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

Rights of return

For contracts that permit the customer to return an item, under IFRS 15 revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data.

The effect of adoption in January 1, 2018 resulted in the recognition of right of return assets (increase in inventories) of R$1,592 and refund liabilities (increase in other liabilities) of R$2,745. The net effect of R$1,153 was recorded in Accumulated losses. The effect of adoption on Revenues for the year ended December 31, 2018 is a decrease of R$1,058 (USD 273).

b.      Freight-related services

The Company’s contracts with customers for freight-related services is recognized once the service is rendered. The shipping fees are linked to the revenue from products sales. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as services were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated in topic (a).

c.      Marketplace platform

The Company’s contracts with customers for Marketplace platform generates revenue in the form of a commission, when the third-party vendors sell the products on the Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues as an agent.

d.      NCard

The Company generates commission revenue from the customers’ activation of NCards (a co-branded credit card). The revenue is recognized when the NCards are activated by the customers. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues when the customers activate the NCards.

e.      Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to notes 4 and 6 for the disclosure on disaggregated revenue.

ii.               IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has applied IFRS 9 with the initial adoption date of January 1, 2018 and has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in Accumulated losses as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

a.      Classification and measurement of financial assets and liabilities

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. Therefore, the adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to classification and measurement of financial liabilities.

The following table compares the measurement and classification under IAS 39 and IFRS 9 for each class of financial assets.

Financial instrument	Classification under IAS 39	Classification under IFRS 9

Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash, current and non-current portion	Loans and receivables	Amortized cost
Trade accounts receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Judicial deposits	Loans and receivables	Amortized cost
Other assets, current and non-current portion	Loans and receivables	Amortized cost

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

b.      Impairment

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on trade accounts receivables on lifetime basis.

The Company has assessed the application of IFRS 9 impairment model requirements and its assessment did not have a material impact on its opening balance at January 1, 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Factors considered were:

•        Significant financial difficulty of the customer;

•        Payment default;

•        Exposure to expected losses;

•        High probability of customer bankruptcy;

•        Breach of contract, such as default or delinquency in interest or principal; and

•        Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in an additional allowance for doubtful accounts as follows.

		As at January 1, 2018
		Allowance for doubtful accounts (as previously disclosed)		Restated allowance for expected losses

Not past due	R$	(8,199)	R$	(11,222)
Past due 1-30 days		(2,134)		(2,134)
Past due 31-90 days		(3,686)		(3,686)
Past due 91-120 days		(1,845)		(1,845)
Past due 120-180 days		(3,108)		(3,108)
Past due over 180 days		(1,899)		(1,899)
Total	R$	(20,871)	R$	(23,894)

Note 10 includes a table to summarize the effect of adoption of IFRS 9 on new allowance for doubtful accounts.

c.      Hedge accounting

The Company´s assessment did not indicate any impact of the application of IFRS 9 for hedge accounting, because no hedge transactions existed as of December 31, 2017 and no hedge transactions were entered into in the year ended December 31, 2018.

2.7.       New Accounting Pronouncements not yet effective

i.                 IFRS 16 Leases

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019.

The actual impacts of adopting the standard on January 1, 2019 may change because:

-        the Company has not finalized the testing and assessment over its controls; and

-        the new accounting policies are subject to change until the Company presents its first consolidated financial statements that include the date of initial application.

The Company will recognize new assets and liabilities for its operating leases of distribution centers and administrative headquarters. The nature of expenses related to those leases will change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized. In addition, the Company will no longer recognize provisions for operating leases that it assesses to be onerous. Instead, the Company will include the payments due under the lease in its lease liability. No significant impact is expected for the Company’s finance leases.

The Company decides to adopt the modified retrospective application as of January 01, 2019, with the following expedients:

-        apply the new definition of a lease to all of their contracts;

-        exemptions for short term leases and/or with low values;

-        no restatement of its prior-period financial information;

-        calculate lease assets and lease liabilities as at the beginning of the current period using:

o   the lease liability at the date of initial application as the present value of the remaining lease payments;

o   the right of use assets at an amount equal to the lease liability; and

-        apply a single discount rate to the portfolio of leases with similar characteristics using market rates which reasonable approximates the Company risks.

Based on the information currently available, the Company estimates that it will recognize amounts between:

January 1st, 2019
BRL
Increase/(Decrease)
Right of use - non-current assets	R$	80,000 - 90,000
Recoverable taxes - current and non-current assets		10,000 - 12,000
Lease liability - current liabilities		15,000 - 20,000
Lease liability - non-current liabilities		75,000 - 82,000

The Company has operating leases on a number of buildings where its distribution centers and administrative headquarters are located with third parties in arm’s length conditions. The agreements mature on different date and are usually indexed to the General Market Price Index (IGP-M). The future minimum payments of non-cancellable operating leases are presented below:

		BRL		USD
Up to one year	R$	28,163	US$	7,268
One to five years		72,225		18,640
More than five years		32,031		8,267
Total	R$	132,419	US$	34,175

During the years ended December 31, 2016, 2017 and 2018, the Company recorded total operating lease expenses of R$26,813, R$27,463 and R$28,105 (US$7,253), respectively.

ii.               IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, the Company shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. The interpretation is effective from January 1, 2019.

The Company is evaluating the possible effects from the adoption of the interpretation, and until the present moment no relevant impact has been identified.

iii.              Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2018 and 2019, but do not have a significant impact on the consolidated financial statements of the Company.

3.           Events occurred during the year

i.                 Hyperinflation

Argentina was considered a hyperinflationary economy in 2018. As a result, the Company has applied the IAS 29 accounting requirements to its Argentinean subsidiary with effect from January 1, 2018. The main implications of this are as follows:

-        2017 figures were not restated (accounting policy);

-        Adjustment of the historical costs of non-monetary assets and liabilities and the various items of equity of the Argentinean subsidiary from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the period to reflect the changes in purchase power of the currency caused by inflation;

-        The cumulative impact of the accounting restatement to adjust for the effects of hyperinflationary for years prior to 2018 is reflected in the translation differences (equity) in the beginning of 2018;

-        Adjustment of the consolidated statements of profit or loss to reflect the financial gain caused by the impact of inflation in the year on net monetary assets (loss of purchasing power);

-        The various components of consolidated statements of profit or loss and statement of cash flows have been adjusted for the inflation index since their recognition; and

-        All components of the financial statements of the Argentinean subsidiary have been translated at the closing exchange rate to the Company functional currency.

The main effects on the consolidated financial statement for 2018 are as follows:

		Until December 31, 2017		Year ended December 31, 2018
		BRL		BRL		USD

Gross profit	R$	-	R$	5,232	US$	1,350
Operating loss		-		(13,866)		(3,579)
Net loss		-		6,870		1,773
Non-monetary assets		3,165		3,019		779
Accumulated losses		2,302		9,172		2,367

The index used to reflect current values is derived from a combination of the wholesale price index (IPIM) and the consumer price index (IPC) published by Instituto Nacional de Estatisticas y Censos (INDEC – Argentinean government agency). The movement in the price index for year ended as of December 31, 2018 is 47.60% (24.80% as of December 31, 2017).

ii.               Foreign operations

Accounting policy, and Critical accounting estimates and judgments

The classification as a discontinued operation occurs through disposal or when the operation meets the criteria to be classified as held for sale, if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical operational area.

The result of discontinued operations is presented in a single line in the statement of profit or loss, including the results after income tax of these operations less any impairment loss.

When an operation is classified as a discontinued operation, the statement of profit or loss and the cash flow of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

a.      Mexico operation

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. In October 11, 2018 (the “Closing date”) the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, the final consideration has changed, and the Company received an amount of R$ 6,271 (USD 1,693 as of October 11, 2018).

As part of the final agreement, the Company granted to the former Mexican subsidiaries a loan in the amount of R$8,801 (USD 2,462 as of October 11, 2018), recognized within Other current assets, with maturity on the first anniversary of the closing date.

The Company signed a Transitional Services Agreement (“TSA”) with Sierra to outsource certain services relating to IT and marketing. The IT services are being provided to the former subsidiary for a term of eighteen months and Marketing services are being provided for a term of twelve months, both as from the Closing Date. The Company has a cost estimate R$2,865 (USD 739) to provide these services to the former subsidiary, such amount was deferred and will be recognized as expense reduction when the service is rendered. The Company recognized a gain of BRL 241 (USD 62) in the consolidated statements of profit and loss from discontinued operations, as summarized below.

		Year ended December 31, 2018
		BRL

Proceeds from sale	R$	6,271
Deferred revenue - TSA		(2,865)
Other related costs		(1,793)
Investments disposal		(1,308)
Foreign currency translation - OCI		(64)
	R$	241

The Company may receive additional earn-out of the transaction up to USD 1,500 in circumstances where revenue exceed certain levels during each of the twelve months fiscal periods after the completion of the transaction, during three years.

The statements of profit or loss and cash flow from discontinued operations of the Mexico operation for the year ended December 31, 2018 are presented below, as well as the restatement of the corresponding years ended December 31, 2016 and 2017, as mentioned in Note 2.2.

		Years ended December 31,
		2016		2017		2018		2018
Discontinued operations		BRL		BRL		BRL		USD Note 2.2
Revenue	R$	54,389	R$	53,794	R$	45,147	US$	11,651
Cost of sales		(44,422)		(44,413)		(35,984)		(9,287)
Gross Profit		9,967		9,381		9,163		2,364

Operating expenses:
Selling and marketing expenses		(12,708)		(14,017)		(9,550)		(2,465)
General and administrative expenses		(12,238)		(9,884)		(8,514)		(2,197)
Total operating expenses		(24,946)		(23,901)		(18,064)		(4,662)
Operating loss		(14,979)		(14,520)		(8,901)		(2,298)

Financial income		82		1,136		905		234
Financial expenses		(2,755)		(2,737)		(2,824)		(729)
Loss before income tax		(17,652)		(16,121)		(10,820)		(2,793)

Income tax expense		-		(2)		-		-
Net loss	R$	(17,652)	R$	(16,123)	R$	(10,820)	US$	(2,793)

Gain on sale of discontinued operation		-		-		241		63

Net loss from discontinued operations	R$	(17,652)	R$	(16,123)	R$	(10,579)	US$	(2,730)

		Years ended December 31,
		2016		2017		2018		2018
Discontinued operations		BRL		BRL		BRL		USD
Cash flows from operating activities:								Note 2.2
Net loss	R$	(17,652)	R$	(16,123)	R$	(10,820)	US$	(2,793)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		-		-		155		40
Depreciation and amortization		462		333		294		76
Loss on disposal of property and equipment, and intangible assets		-		19		13		3
Interest expense, net		1,831		2,190		2,155		556
Provision for inventory losses		(100)		479		644		166
Other		(125)		2		-		-
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		120		(645)		(85)		(22)
Inventories		2,709		(5,696)		3,916		1,011
Recoverable taxes		1,108		458		1,347		348
Other assets		(296)		414		1,374		355
Increase (decrease) in:								-
Trade accounts payable		(3,982)		4,410		(6,192)		(1,598)
Taxes and contributions payable		(157)		5		169		44
Accrued expenses		(625)		1,118		11		3
Other liabilities		(709)		(82)		(4,968)		(1,282)
Net cash provided by (used in) operating activities		(17,416)		(13,118)		(11,987)		(3,093)

Cash flows from investing activities:
Purchase of property and equipment		(165)		(133)		(59)		(15)
Purchase of intangible assets		(23)		(17)		-		-
Net cash provided by (used in) investing activities		(188)		(150)		(59)		(15)

Cash flows from financing activities:
Proceeds from debt		25,306		25,832		26,169		6,754
Payments of debt		(23,548)		(28,671)		(20,240)		(5,224)
Payments of interest		(2,052)		(2,203)		(2,038)		(526)
Net cash provided by (used in) financing activities		(294)		(5,042)		3,891		1,004

Effect of exchange rate changes on cash and cash equivalents		4,278		148		34		8
Net cash used in discontinued operations		(13,620)		(18,162)		(8,121)		(2,096)

b.      Argentina operation impairment

During the first quarter of 2019 the Company decided to divest the Argentina operations, and recorded the impairment impact as follows:

		Year ended December 31, 2018
		BRL		USD
				(note 2.2)
Recoverable taxes	R$	4,828	US$	1,246
Property and equipment		839		217
Intangible assets		12		3
	R$	5,679	US$	1,466

See impairment analysis and conclusions in note 25.

Subsequent event
The subsidiaries (NS2.Com Internet S.A. and NS5 Participações Ltda.) have signed an agreement, on April 26, 2019 (“closing date”), to sell the entirety of its Argentina operations (NS3 Internet S.A.), which belongs to the reportable International segment, through the sale of all shares which they hold.

Pursuant to terms of this transaction, the Company:
- will receive ARS 1 (one Argentinean peso) for the shares that are transferred;
- has granted to the former subsidiary a license for the period of eighteen months from the closing date, in Argentina, for the Company brand and e-commerce platform;
- has agreed to provide certain services relating to IT for the period of eighteen months from the closing date; and
- has agreed to contribute approximately ARS106,000 (approximately USD2,500) into NS3.

4.           Segment Information

Accounting policy

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

The Company is organized around geographical divisions and discloses the following reportable segments:

•       Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br, Shoestock.com.br, Freelace.com.br and third-party sites that we manage as well as our business to business offline operation.

•       Argentina: consists of retail sales of consumer products from sporting goods and related garments carried out through our site Netshoes.com.ar and third-party sites that we manage.

Corporate functions and activities (primarily operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC) are not allocated directly to the reportable segments and are disclosed below to reconcile the segments to the consolidated financial information.

As explained in note 3, the Mexico operations were sold in October of 2018 and consequently they are presented as discontinued operations.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and Argentina were each independent reportable segment.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

		Brazil								Argentina								Reconciling items (corporate and others)								Total
		Year ended December 31,								Year ended December 31,								Year ended December 31,								Year ended December 31,
		2016		2017		2018		2018		2016		2017		2018		2018		2016		2017		2018		2018		2016		2017		2018		2018
Continuing operations		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL		BRL		BRL		USD		BRL Restated		BRL Restated		BRL		USD
Net Sales	R$	1,554,405	R$	1,693,467	R$	1,681,963	US$	434,077	R$	130,746	R$	141,745	R$	126,101	US$	32,544	R$	-	R$	-	R$	-	US$	-	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621
Cost of sales		(1,043,700)		(1,132,900)		(1,280,376)		(330,437)		(100,531)		(114,114)		(109,466)		(28,251)		-		-		-		-		(1,144,231)		(1,247,014)		(1,389,842)		(358,687)
Segment gross profit		510,705		560,567		401,587		103,640		30,215		27,631		16,635		4,293		-		-		-		-		540,920		588,198		418,222		107,934

Salaries and employees' benefits		(191,140)		(167,655)		(193,466)		(49,929)		(18,152)		(20,125)		(18,845)		(4,863)		(1,320)	.	(1,449)		(1,810)		(467)		(210,612)		(189,229)		(214,121)		(55,260)
Marketing expenses		(152,759)		(184,836)		(188,416)		(48,626)		(19,108)		(18,392)		(16,306)		(4,208)		(233)		(781)		(886)		(229)		(172,100)		(204,009)		(205,608)		(53,063)
Operating lease		(24,683)		(25,369)		(25,928)		(6,692)		(2,214)		(2,094)		(2,195)		(566)		-		-		-		-		(26,897)		(27,463)		(28,123)		(7,258)
Credit card fees		(25,572)		(30,213)		(31,621)		(8,161)		(5,255)		(5,032)		(4,192)		(1,082)		-		-		-		-		(30,827)		(35,245)		(35,813)		(9,243)
Information technology services		(29,473)		(30,064)		(25,082)		(6,474)		(883)		(712)		(665)		(172)		(6,244)		(6,054)		(3,274)		(845)		(36,600)		(36,830)		(29,021)		(7,491)
Amortization and depreciation		(27,777)		(27,503)		(41,104)		(10,607)		(798)		(634)		(1,094)		(282)		(2,163)		(3,350)		(15,824)		(4,084)		(30,738)		(31,487)		(58,022)		(14,974)
Consulting		(7,785)		(10,081)		(18,861)		(4,868)		(680)		(684)		(620)		(160)		(1,215)		(2,215)		(8,831)		(2,279)		(9,680)		(12,980)		(28,312)		(7,307)
Allowance for doubtful accounts		(6,227)		(25,443)		(13,014)		(3,359)		-		-		-		-		-		-		-		-		(6,227)		(25,443)		(13,014)		(3,359)
Sales commissions and royalties		(12,021)		(16,069)		(17,459)		(4,505)		(959)		(910)		(940)		(243)		-		-		-		-		(12,980)		(16,979)		(18,399)		(4,748)
Facilities expenses		(14,020)		(14,185)		(13,480)		(3,479)		(1,390)		(1,280)		(1,084)		(280)		-		-		-		-		(15,410)		(15,465)		(14,564)		(3,759)
Other selling, general and administrative expenses		(35,803)		(38,445)		(21,587)		(5,571)		(5,465)		(3,948)		(3,728)		(962)		(64)		(920)		(1,589)		(410)		(41,332)		(43,313)		(26,904)		(6,941)
Other operating (expense) income, net		(5,146)		(3,849)		(7,502)		(1,935)		(103)		(28)		(1,803)		(465)		(2)		(56)		(7)		(2)		(5,251)		(3,933)		(9,312)		(2,403)
Total operating expenses		(532,406)		(573,712)		(597,520)		(154,206)		(55,007)		(53,839)		(51,472)		(13,283)		(11,241)		(14,825)		(32,221)		(8,316)		(598,654)		(642,376)		(681,213)		(175,806)

Financial income		26,642		27,672		14,539		3,752		731		500		427		110		912		824		60		15		28,285		28,996		15,026		3,878
Financial expenses		(93,178)		(116,947)		(70,329)		(18,150)		(11,616)		(10,002)		(12,684)		(3,273)		(1)		(2,091)		(210)		(54)		(104,795)		(129,040)		(83,223)		(21,478)
Monetary correction gain (loss), net		-		-		-		-		-		-		9,595		2,476		-		-		-		-		-		-		9,595		2,476
Loss before income tax		(88,237)		(102,420)		(251,723)		(64,964)		(35,677)		(35,710)		(37,499)		(9,677)		(10,330)		(16,092)		(32,371)		(8,355)		(134,244)		(154,222)		(321,593)		(82,996)

Income tax expense		-		-		-		-		-		-		(202)		(52)		-		-		-		-		-		-		(202)		(52)
Net loss	R$	(88,237)	R$	(102,420)	R$	(251,723)	US$	(64,964)	R$	(35,677)	R$	(35,710)	R$	(37,701)	US$	(9,729)	R$	(10,330)	R$	(16,092)	R$	(32,371)	US$	(8,355)	R$	(134,244)	R$	(154,222)	R$	(321,795)	US$	(83,048)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of Revenue below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of Revenue.

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Sports (1)	R$	1,504,800	R$	1,528,295	R$	1,435,652	US$	370,510
Fashion (1)		172,077		272,423		309,538		79,885
Market Place		8,274		34,494		62,874		16,226
Total net sales	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621

(1) Freight services were allocated to the product revenues that they are related to.

Property and equipment and intangible assets by geography are as follows:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,350	R$	76,489	US$	19,740
Argentina		2,574		-		-
Mexico		1,115		-		-
Total property and equipment, net	R$	73,039	R$	76,489	US$	19,740
Intangible assets, net
Brazil	R$	95,684	R$	133,117	US$	34,356
Argentina		11		-		-
Mexico		41		-		-
Cayman		20,103		10,200		2,631
Total intangible assets, net	R$	115,839	R$	143,317	US$	36,987
Total		188,878		219,806		56,727

5.           Earnings (Loss) Per Share (“EPS”)

Accounting policy

Basic EPS is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution of share options that could be exercised or converted into common shares and is computed by dividing net income (loss) attributable to the owners of the Parent by the weighted average number of common share outstanding plus the potentially dilutive effect of share options. When the Company reports net loss attributable to the owners of the Parent, the diluted losses per common share are equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options.

Earnings per share data for the periods presented have been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.2).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the years ended December 31, 2016, 2017 and 2018:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent from continuing operations	R$	(133,422)	R$	(153,623)	R$	(321,166)	US$	(82,886)
Net loss for the period attributable to the owners of the Parent from discontinued operations		(17,652)		(16,123)		(10,579)		(2,730)

Denominator
Weighted average number of outstanding shares of common stock		21,435,576		28,510,918		31,056,244		31,056,244

Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(7.05)	R$	(5.95)	R$	(10.68)	US$	(2.76)
Basic and diluted from continuing operations		(6.22)		(5.39)		(10.34)		(2.67)
Basic and diluted from discontinued operations		(0.83)		(0.56)		(0.34)		(0.09)

(1) When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.           Revenue

Accounting policy

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.

i.                 Revenue from Product Sales

Revenue from product sales arises from (i) online purchases on the Company’s sites (i.e. Netshoes, Zattini, Shoestock and Freelace) and third-party sites that the Company manages and (ii) offline purchases with the Company.

Revenue is recognized when the goods are delivered and have been accepted by customers at their premises. For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data. In these circumstances, a refund liability and a right to recover returned goods asset are recognized.

The Company recognizes revenue from product sales on a gross basis since the Company acts as principal and as such, it has primary responsibility for fulfilling the orders, it bears inventory risk, and it has discretion in establishing prices and bears the customer’s credit risk.

ii.                Other Revenues

Other revenues mainly consist of the following:

•           Freight-related services: Revenue from the freight-related services is recognized once the service is rendered;

•           Marketplace platform: The Company generates revenue from the marketplace platform in the form of a commission, when the third-party vendors sell the products on Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices; and

•           NCard: The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers.

Critical accounting estimates and judgments

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

Details of Revenue for years ended December 31, 2016, 2017 and 2018 were as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Product sales - B2C	R$	1,579,857	R$	1,734,204	R$	1,672,380	US$	431,604
Product sales - B2B		65,884		9,388		10,364		2,675
Other revenues - Freight related services		31,136		56,479		59,883		15,455
Other revenues - Marketplace		8,274		34,494		62,874		16,226
Other revenues - Ncard		-		647		2,563		661
Total net sales	R$	1,685,151	R$	1,835,212	R$	1,808,064	US$	466,621

The Company has established distribution centers in the Brazilian States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rate range from 0.5% to 1.0% during 2017 and 2018, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during 2017 and 2018.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non- recoverable taxes and increase the Cost of Sales. Note 8 (i) of these financial statements presents the impact on cost of sales.

For the years ended December 31, 2016, 2017 and 2018, the total amounts of tax incentives recorded in Revenue are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD

State of Pernambuco	R$	95,151	R$	66,587	R$	46,514	US$	12,004
State of Minas Gerais		121,520		152,588		123,706		31,926
Total tax incentives - Net sales	R$	216,671	R$	219,175	R$	170,220	US$	43,930

7.           Deferred Revenue

On October 30, 2015, the Company entered into a partnership agreement with a financial institution to create a co-branded credit card (“NCard”). Deferred revenue recorded represents the amount paid in advance by the financial institution for the exclusive use of the Company's customer database and credit card activation.

		2017		2018		2018
		BRL		BRL		USD

Deferred revenue from exclusive use of customer database	R$	11,750	R$	10,986	US$	2,835
Deferred revenue from credit card activation		17,484		14,687		3,791
Total	R$	29,234	R$	25,673	US$	6,626
Current		3,732		3,983		1,028
Non-current		25,502		21,690		5,598

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years). In the years ended December 31, 2016, 2017 and 2018, the amount of R$1,500, R$ 1,500 and 1,500 (US$387), respectively, was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within revenue, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the years ended December 31, 2016, 2017 and 2018 the amount of R$0, R$647 and R$2,563 (US$661), respectively.

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

Penalty
Termination year	BRL
2019	6,300
2020	5,400
2021	4,500
2022	3,600
2023	2,700
2024	1,800
2025	900

Additionally, the bank and the Company will share the profit and loss of this partnership, equally.  In case of losses in the partnership, the amount attributable to the Company will be compensated with future profits. Losses in the partnership will only be absorbed by the Company in case of early termination of the contract by the Company, therefore the revenue will be recorded when the right to receive payment is established by the amount net of losses.

8.           Expenses and Financial Income and Expenses

Accounting policy

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

i.                 Costs of Sales

The following is the breakdown of cost of sales for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Cost of product sales	R$	1,004,917	R$	1,085,362	R$	1,206,757	US$	311,437
Shipping costs		137,144		149,576		160,517		41,426
Others		2,170		12,076		22,568		5,824
Total cost of sales	R$	1,144,231	R$	1,247,014	R$	1,389,842	US$	358,687

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the years ended December 31, 2016, 2017 and 2018, the total amounts of non-recoverable ICMS are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD

State of Pernambuco	R$	30,507	R$	25,218	R$	26,220	US$	6,767
State of Minas Gerais		52,463		81,113		74,409		19,203
Non-recoverable ICMS	R$	82,970	R$	106,331	R$	100,629	US$	25,970

The impact of tax incentives net of non-recoverable ICMS for the years ended December 31, 2016, 2017 and 2018 is R$133,701, R$112,844 and R$69,591 (US$17,960), respectively.

During the years ended December 31, 2016, 2017 and 2018, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$ 5,500, R$10,118, and R$0 (US$0), respectively, as a reduction of the cost of product sales.

ii.               Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Salaries and employees' benefits	R$	132,463	R$	141,896	R$	143,806	US$	37,113
Marketing expenses		172,100		204,009		205,608		53,063
Operating lease		20,300		19,170		19,530		5,040
Credit card fees		30,827		35,245		35,813		9,243
Information technology services		1,896		1,414		1,040		269
Amortization and depreciation		7,624		4,312		7,155		1,846
Consulting		-		870		5,651		1,458
Allowance for doubtful accounts		6,227		25,443		13,014		3,359
Sales commissions and royalties		12,980		16,979		18,399		4,748
Facilities expenses		12,117		12,556		11,271		2,909
Others		34,531		33,296		18,919		4,883
Total selling and marketing expenses	R$	431,065	R$	495,190	R$	480,206	US$	123,931

iii.              General and Administrative Expenses

The following is the breakdown of general and administrative expenses for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Salaries and employees' benefits	R$	78,149	R$	47,333	R$	70,315	US$	18,147
Operating lease		6,597		8,293		8,593		2,218
Information technology services		34,704		35,416		27,981		7,221
Amortization and depreciation		23,114		27,175		50,867		13,128
Consulting		9,680		12,110		22,661		5,848
Facilities expenses		3,293		2,909		3,293		850
Others		6,801		10,017		7,985		2,060
Total general and administrative expenses	R$	162,338	R$	143,253	R$	191,695	US$	49,472

iv.              Financial Income and Expenses

The following is the breakdown of financial income and expenses of the Company for years ended December 31, 2016, 2017 and 2018, respectively:

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Interest income	R$	19,675	R$	24,631	R$	9,833	US$	2,538
Foreign exchange gain		2,090		1,336		2,871		741
Imputed interest on installment sales(1)		5,706		2,255		2,259		583
Derivative financial instruments gain		-		764		-		-
Other		814		10		63		16
Total financial income	R$	28,285	R$	28,996	R$	15,026	US$	3,878

(1)           This includes discounts charged by credit card acquirers for the advanced payment of receivables due from them (arising from sales to Company´s customers paid for using credit cards) of R$24,900, R$23,114 and R$16,826 (USD 4,320) for years ended December 31, 2016, 2017 and 2018, respectively.

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Interest expense	R$	65,081	R$	61,287	R$	33,302	US$	8,595
Imputed interest on credit purchases		32,653		53,981		30,439		7,856
Bank charges		3,005		6,451		5,287		1,364
Derivative financial instruments loss		492		-		-		-
Foreign exchange loss		-		1,810		6,179		1,595
Debt issuance costs		2,532		4,665		2,447		632
Other		1,032		846		5,569		1,436
Total financial expense	R$	104,795	R$	129,040	R$	83,223	US$	21,478

9.           Cash and Cash Equivalents

Accounting policy

Cash and cash equivalents include cash on hand, bank deposits and highly liquid investments in fixed-income funds with an initial maturity of less than three months and subject to an insignificant risk of change in value.

Cash and cash equivalents are held with banks and financial institutions counterparties, which are rated BB-, based on Standards & Poor’s credit rating for local currency credit issuers as at December 31, 2018.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Cash and bank balances	R$	17,801	R$	6,108	US$	1,576
Cash equivalents		378,161		61,213		15,798
Total cash and cash equivalents	R$	395,962	R$	67,321	US$	17,374

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) with original maturities of 90 days or less and investments funds with an insignificant risk of change in value and with daily liquidity, issued by Brazilian financial institutions, that accrue at an average interest rate of 89.93% of CDI (Interbank Deposit Certificate rate).

10.        Trade Accounts Receivable, Net

Accounting policy

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

Policy applicable before January 01, 2018

An impairment loss of trade accounts receivable is recognized when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the relevant receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payment are considered indicators that the trade accounts receivable may be impaired.

Policy applicable from January 01, 2018

The Company always measures loss allowance for trade receivables at an amount equal to lifetime ECLs. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of the instrument. The Company uses provision matrixes to determine its ECLs for trade account receivables.

Critical accounting estimates and judgments

The estimated ECLs (Expected Credit Loss) were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business-to-consumer) and B2B (business-to-business) trades accounts receivable.

Factors considered were:

•           Significant financial difficulty of the customer;

•           Payment default;

•           Exposure to expected losses;

•           High probability of customer bankruptcy;

•           Breach of contract, such as default or delinquency in interest or principal; and

•           Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status. As disclosed in note 19

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts receivables	R$	134,039	R$	184,954	US$	47,733
Allowance for doubtful accounts		(20,871)		(21,147)		(5,458)
Total trade accounts receivables,net	R$	113,168	R$	163,807	US$	42,275

The changes in the allowance for doubtful trade accounts receivable for years ended December 31, 2016, 2017 and 2018 are as follows:

		Year ended December 31,
		2016		2017		2018		2018
		BRL		BRL		BRL		USD
Balance at January 1	R$	(555)	R$	(1,722)	R$	(20,871)	US$	(5,387)
Additions		(6,227)		(25,443)		(13,014)		(3,359)
Adjustment from adoption of IFRS 9 (a)		-		-		(2,322)		(599)
Adjustment from adoption of IFRS 9 (b)		-		-		(701)		(181)
Sale of Mexico operation		-		-		155		40
Write-offs		5,060		6,294		15,606		4,028
Balance at December 31	R$	(1,722)	R$	(20,871)	R$	(21,147)	US$	(5,458)

a)      Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018 as disclosed in Note 2.6.

b)     Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018 as disclosed in Note 2.6.

Information about the Company’s exposure to credit and other market risks is included in note 19.

11.        Inventories, Net

Accounting policy

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

Critical accounting estimates and judgments

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

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Finished goods for resale	R$	466,486	R$	308,666	US$	79,660
Right to recover returned goods		-		2,282		589
Allowance for slow moving and others		(9,854)		(42,354)		(10,931)
Total inventories, net	R$	456,632	R$	268,594	US$	69,318

During the years December 31, 2016, 2017 and 2018, inventories of R$1,040,803, R$1,126,781 and R$1,014,856 (US$261,669) were sold and recognized as cost of sales in the consolidated statements of profit or loss, respectively.

Due to obsolescence, damaged and slow-moving items, the Company recognizes an allowance on the related inventories to their net realizable value. For years ended December 31, 2016, 2017 and 2018, the Company recognized a loss of R$949, R$4,904 and R$64,187 (US$16,565), respectively, which was included in cost of sales in the consolidated statements of profit or loss.

During the third quarter of 2018, the Company terminated a commercial relationship with the supplier of B2B operation (Midway Labs). As consequence the Company adjusted margins of nutrition supplements products, in order to accelerate sales through its B2C channel. The Company recognized additional allowances for net realizable value of R$44,367 and a write-off of R$14,914, which reduced its inventories acquired from that former supplier to a net realizable value of R$24,713 (US$ 6,378).

12.        Recoverable Taxes

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

VAT Taxes Brazil (ICMS)	R$	107,965	R$	90,069	US$	23,245
VAT Taxes International		16,261		1,168		301
Taxes other than income tax (PIS and COFINS)		14,829		176		45
Withholding income taxes		4,467		5,869		1,515
Others		7,290		1,965		508
Total recoverable taxes	R$	150,812	R$	99,247	US$	25,614
Current		80,047		59,214		15,282
Non-Current		70,765		40,033		10,332

The Company recognized an impairment loss of R$ 4,828 on VAT Taxes International, due to decision to close Argentina operations (see Note 3).

13.        Property and Equipment, Net

Accounting policy

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

Depreciation is recognized on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The estimated useful lives are as follows:

Asset Class	Useful Life (years)
Leasehold improvements	10
Machinery and equipment	10
Hardware	6
Facilities	15
Furniture and fixture	12
Vehicles	5

Gain or loss arising from the disposal of property and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income (expenses) in the consolidated statements of profit or loss.

Critical accounting estimates and judgments

See impairment analysis and conclusions in note 25.

Breakdown of and changes in property and equipment are as follows:

		Leasehold improvements		Machinery and equipment		Hardware		Facilities		Furniture and fixture		Vehicles		Construction in progress		Total	Total
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL	USD
As of January 1, 2016		33,463		13,596	R$	10,259	R$	5,932	R$	2,995	R$	150	R$	1,287	R$	67,682
Additions		10,903		2,569		7,403		758		1,218		157		3,384		26,392
Disposals		(180)		(76)		(220)		(39)		(194)		(1)		-		(710)
Depreciation for the year		(9,833)		(2,012)		(4,054)		(725)		(629)		(36)		-		(17,289)
Tranfers		602		-		673		-		11		-		(1,286)		-
Net exchange differences arising from translation adjustments		(202)		(278)		(115)		(1,152)		(119)		(7)		-		(1,873)
As of December 31, 2016	R$	34,753	R$	13,799	R$	13,946	R$	4,774	R$	3,282	R$	263	R$	3,385	R$	74,202
Additions		358		207		2,018		543		701		-		4,084		7,911
Disposals		-		-		(23)		(7)		(17)		(152)		-		(199)
Depreciation for the year		(1,944)		(1,444)		(3,925)		(657)		(524)		(34)		-		(8,528)
Tranfers		3,340		131		206		205		755		-		(4,637)		-
Net exchange differences arising from translation adjustments		(43)		(81)		(2)		(190)		(32)		1		-		(347)
As of December 31, 2017		36,464		12,612		12,220		4,668		4,165		78		2,832		73,039	18,850
Additions		185		243		1,308		772		632		-		17,742		20,882	5,389
Disposals		(726)		(75)		(499)		(39)		(202)		-		-		(1,541)	(398)
Depreciation for the year		(5,742)		(2,354)		(3,160)		(422)		(491)		(27)		-		(12,196)	(3,147)
Tranfers		215		18,733				1,602		14		-		(20,564)		-	-
Net exchange differences arising from translation adjustments		(157)		(322)		(70)		(961)		(115)		-		-		(1,625)	(419)
Monetary correction gain, net		366		493		52		1,663		61		(1)		-		2,634	680
Impairment		(366)		(681)		(166)		(2,146)		(176)		-		-		(3,535)	(912)
Sale from Mexico operation		-		(125)		(180)		(769)		(95)		-		-		(1,169)	(303)
As of December 31, 2018	R$	30,239	R$	28,524	R$	9,505	R$	4,368	R$	3,793	R$	50	R$	10	R$	76,489	19,740

At December 31, 2017 and 2018, properties with a carrying amount of R$4,547 and R$0 (US$0), respectively were granted as collateral under certain loan and financing arrangements.

During the year ended December 31, 2018, the main additions relate to the Extrema warehouse expansion.

14.        Intangible assets, Net

Accounting policy

Intangible items are recognized as intangible assets when they meet the following criteria:

•       the item is identifiable and separable;

•       the Company has the capacity to control future economic benefits from the item; and

•       the item will generate future economic benefits.

Intangible assets consist mainly of trademark, software purchased, and software internally developed.

Intangible assets acquired separately by the Company are measured at cost, which includes capitalized borrowing costs.

Subsequent to initial recognition, the intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the asset begins when development is complete, and the asset is available for use. Indefinite life intangibles are not amortized but are tested for impairment at each year-end or whenever there is an indication that the carrying amount may not be recovered. The estimated useful lives of assets are as follows:

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

Critical accounting estimates and judgments

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

See impairment analysis and conclusions in note 25.

Breakdown of and changes in intangible assets are as follows:

		Software purchased		Software developed		Software in development		Trademark		Other		Total		Total
		BRL		BRL		BRL		BRL		BRL		BRL		USD
As of January 1, 2016		18,219	R$	26,794	R$	7,087	R$	-	R$	559	R$	52,659
Additions		1,738		15,722		18,760		14,001		-		50,221
Disposals		-		(187)		-		-		-		(187)
Amortization for the year		(5,777)		(8,134)		-		-		-		(13,911)
Tranfers		316		5,529		(5,845)		-		-		-
Net exchange differences arising from translation adjustments		(25)		(1,164)		-		-		-		(1,189)
As of January 1, 2017	R$	14,471	R$	38,560	R$	20,002	R$	14,001	R$	559	R$	87,593
Additions		4,850		10,641		35,562		-		-		51,053
Disposals		-		-		-		-		-		-
Amortization for the year		(6,320)		(16,972)		-		-		-		(23,292)
Tranfers		1,475		27,852		(29,327)		-		-		-
Net exchange differences arising from translation adjustments		(2)		474		13		-		-		485
As of December 31, 2017		14,474		60,555		26,250		14,001		559		115,839		29,897
Additions		11,546		2,231		59,119		-		1		72,897		18,813
Disposals		(1,142)		-		(1,085)		-		-		(2,227)		(575)
Amortization for the year		(8,694)		(36,438)		-		-		-		(45,132)		(11,648)
Tranfers		-		72,970		(72,970)		-		-		-		-
Net exchange differences arising from translation adjustments		(16)		1,951		85		-		-		2,020		521
Monetary correction gain, net		10		-		-		-		-		10		3
Impairment		(48)		-		-		-		-		(48)		(12)
Sale from Mexico operation		(42)		-		-		-		-		(42)		(11)
As of December 31, 2018	R$	16,088	R$	101,269	R$	11,399		14,001	R$	560	R$	143,317	U$	36,988

The amortization cost of intangible assets is recognized in the consolidated statements of profit or loss and allocated into selling expenses and general and administrative expenses based on the nature and use of intangible assets.

During the year ended December 31, 2018, the main additions to software developed relates to the new website platform. Included in this amount are capitalized borrowing costs of R$1,060 (US$274), calculated using a capitalization rate of TJLP (Long-Term Interest Rate) plus 3% p.a..

15.        Trade accounts payable

Accounting policy

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

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts payable - domestic	R$	339,634	R$	331,656	US$	85,593
Trade accounts payable - foreign		26,201		5,464		1,410
Total trade accounts payable	R$	365,835	R$	337,120	US$	87,003

Information about the Company’s exposure to currency and liquidity risks is included in note 19.

16.        Reverse factoring

Accounting policy

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

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Trade accounts payable	R$	126,755	R$	31,731	US$	8,189
Other liabilities		22,173		13,545		3,496
Total reverse factoring	R$	148,928	R$	45,276	US$	11,685

The Company has entered into reverse factoring with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories.

17.        Accrued Expenses

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Selling and marketing services	R$	76,228	R$	73,932	US$	19,080
Provision for sales with a right of return		-		3,803		981
Freight		11,087		17,340		4,475
Gift card		7,191		7,722		1,993
Information technology		3,460		6,099		1,574
Acquisition of fixed assets and intangible		1,710		2,182		563
Rentals		2,987		4,226		1,091
Services		4,047		11,188		2,887
Employees benefits		3,566		2,099		542
Other		10,090		8,130		2,099
Total accrued expenses	R$	120,366	R$	136,721	US$	35,285

18.        Debt

Accounting policy

Debts are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

The carrying value of the Company’s outstanding debt consists of the following:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Secured borrowings	R$	201,769	R$	164,539	US$	42,464
Nonconvertible notes - Debentures		84,202		64,340		16,605
Total long-term debt		285,971		228,879		59,069
Current portion of long-term debt		106,577		38,473		9,929
Long-term debt, net of current portion	R$	179,394	R$	190,406	US$	49,140

The terms and conditions for loans and borrowings as of December 31, 2017 and 2018 are as follows:

					At December 31, 2017	At December 31, 2018	At December 31, 2018
		Currency	Nominal interest rate p.a.	Years of maturity	Carrying amount	Carrying amount	Carrying amount
					BRL	BRL	USD
Secured borrowing - FINAME/BNDES		R$	5.5%	2018	200	-	-
Secured borrowing - FINAME/BNDES		R$	3.0%	2018	338	-	-
Secured borrowing - Working capital	(i)	R$	138.5% of CDI	2021	115,783	93,881	24,229
Secured borrowing - Working capital	(ii)	R$	100% of CDI + 3.6%	2021	56,811	45,338	11,701
Secured borrowing - Working capital	(iii)	R$	TJLP +3%	2026	26,188	25,520	6,586
Nonconvertible notes - Debentures	(iv)	R$	100% of CDI + 3.2%	2021	84,202	64,140	16,553
Bank Loan		MXN	TIIE + 1.6%		2,449	-	-
Total					285,971	228,879	59,069

CDI: Interbank Deposit Certificate rate.

TJLP: Long-Term Interest Rate

FINAME/BNDES: Special Agency for Industrial Financing/ National Bank of Economic and Social Development

The Company’s subsidiary NS2 entered into secured borrowing and bank loan arrangements for working capital and acquisition of property and equipment. Additionally, the subsidiary NS2 issued nonconvertible debentures to settle previous debt and for working capital purposes. The secured borrowings and debentures are secured by the fiduciary assignment of the trade accounts receivable originated by credit card sales with a carrying amount of R$87,418 and R$80,220 (US$20,703) on December 31, 2017 and 2018, respectively.

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

The Company was in compliance as of December 31, 2017 and 2018, with all financial covenants described above, as demonstrated below:

	Year ended December 31,
	2017	2018	2018
	BRL	BRL	USD

Credit card operations - Gross (1)	114,218	159,023	41,040
Long-term debt	285,971	228,879	59,069

Coefficient ratio (lower or equal to 3)	2.50	1.44	1.44

(2)        For covenants calculation purposes, the numerator used to calculate the ratio (credit card gross) represents the balance receivable from credit card operators as of December 31, 2017 and 2018 considering the face value of the corresponding sales invoices (i.e. including interest over installment sales).

(i) In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco do Brasil S.A. for an aggregate principal amount of R$96.2 million. Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from August 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

(ii) In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco Bradesco S.A. for an aggregate principal amount of R$46.1 million. Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from September 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

(iii) On July 03, 2017, the Company entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (public institution linked to the Ministry of Science and Technology), in the amount of R$79,667. The funds from this financing will be part of a financing package aimed at supporting the strategic plan of innovation. The financing has a grace period of 24 months, which covers the period from the agreement signature date and to the date of maturity of the amortization installment, payable in 85 installments, with the first one falling due on July 15, 2019 and the last on July 15, 2026. The first tranche of R$25.8 million was received in October 2017. As at December 31, 2018, no further tranches have been drawdown.

(iv) In August 2018, the subsidiary NS2.Com Internet S.A. renegotiated nonconvertible notes (Debentures) agreement for an aggregate principal amount of R$66.1 million. Principal and interest on the loan are payable on a quarterly basis, and the maturity, after renegotiation, changed from March 2020 to September 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

For the three renegotiations explained above (i, ii and iv), the Company determined that the terms have not been substantially modified. The fees paid amount to R$1,682 and is being deferred for the remaining term of these contracts.

The weighted average interest rate for debt was 9.87% and 9.55% for the years ended December 31, 2017 and 2018, respectively.

Reconciliation of movements of assets, liabilities and equity to cash flows arising from financing activities

		Assets or liabilities

		Long term debt				Reverse factoring				Trade accounts payable				Trade accounts receivable

		BRL		USD		BRL		USD		BRL		USD		BRL		USD
As of January 1, 2018	R$	285,971	US$	73,803	R$	148,928	US$	38,435	R$	365,835	US$	94,414	R$	113,168	US$	29,206

Changes from financing cash flows
Payments of debt		(57,040)		(14,721)		-		-		-		-		-		-
Payments of interest		(23,056)		(5,950)		1,788		461		(34,690)		(8,953)		(6,931)		(1,789)
Total from financing cash flows		(80,095)		(20,671)		1,788		461		(34,690)		(8,953)		(6,931)		(1,789)

Other changes
Adjustments to reconcile net loss to net cash used in operating activities		25,453		6,569		(1,789)		(462)		32,227		8,317		(8,350)		(2,155)
Changes in discontinued operations		(2,450)		(632)		-		-		(24,755)		(6,389)		(1,369)		(353)
Changes in operating assets and liabilities		-		-		(103,652)		(26,750)		(1,497)		(386)		67,290		17,366
Total from other changes		23,003		5,936		(105,440)		(27,212)		5,975		1,542		57,570		14,858

As of December 31, 2018	R$	228,879	US$	59,069	R$	45,276	US$	11,685	R$	337,120	US$	87,003	R$	163,807	US$	42,275

	Assets or liabilities

	Long term debt		Reverse factoring		Trade accounts payable		Trade accounts receivable

		BRL		BRL		BRL		BRL
As of January 1, 2017	R$	387,382	R$	27,867	R$	335,430	R$	213,994

Changes from financing cash flows
Proceeds from debt		159,984		-		-		-
Payments of debt		(170,459)		-		-		-
Payments of interest		(46,613)		(916)		(55,936)		(7,166)
Proceeds from issuance of common shares		-		-		-		-
Total from financing cash flows		(57,088)		(916)		(55,936)		(7,166)

Other changes
Adjustments to reconcile net loss to net cash used in operating activities		50,277		916		53,981		(18,277)
Changes in operating assets and liabilities		-		121,061		34,290		(74,450)
Cash flows from investing activities		-		-		-		(2,071)
Non-cash investing and financing activities		(94,151)		-		-		-
Effect of changes in foreign exchange rates		(449)		-		(1,930)		1,138
Total from other changes		(44,323)		121,977		86,341		(93,660)

As of December 31, 2017	R$	285,971	R$	148,928	R$	365,835	R$	113,168

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

19.        Financial Instruments - Fair Value and Risk Management

Accounting policy, and Critical accounting estimates and judgments

The Company classifies non-derivative financial assets into the following categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

i.                 Classification

Policy applicable before January 01, 2018

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

Policy applicable from January 01, 2018

The Company classifies non-derivative financial assets into the following categories: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Additionally, non-derivative financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss and other financial liabilities.

ii.               Non-derivative financial assets and financial liabilities – Recognition and derecognition

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

The Company derecognizes a financial liability when its contractual obligations are extinguished – i.e. when they are discharged, cancelled or expire or are substantially modified or exchanged for an obligation with substantially different terms.

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iii.              Non-derivative financial assets – Measurement

Policy applicable before January 01, 2018

a.      Financial assets classified as loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the entity intends to sell immediately or in the near term. These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

All the Company’s financial assets are classified as loans and receivables.

Policy applicable from January 01, 2018

b.      Financial assets at amortized cost

A financial asset is classified as at amortized cost when its contractual cash flows consist only of payment of principal and interest and it is held in a business model whose objective is to hold assets to collect contractual cash flows. These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

All the Company’s financial assets qualify to be measured at amortized cost.

iv.              Non-derivative financial liabilities – Measurement

Financial liabilities are classified as other financial liabilities and are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

v.                Fair Value Measurements

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

The Company recognizes transfers between levels of the fair value hierarchy in the reporting period during which the change has occurred.

i.                 Accounting classifications and fair values

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

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at December 31, 2017
		Carrying amount
			Finacial
			assets	Finacial
			measured at	liabilities
			amortized	measured at
Financial assets or liabilities, not measured at fair value		Fair value	cost	amortized cost	Total
		BRL	BRL	BRL	BRL
Cash and cash equivalents		-	395,962	-	395,962
Restricted cash, current and non-current portion		-	34,445	-	34,445
Trade accounts receivables		-	113,168	-	113,168
Due from related parties		-	12	-	12
Judicial deposits		-	106,914	-	106,914
Other assets, current and non-current portion		-	22,246	-	22,246
Trade accounts payable		-	-	(365,835)	(365,835)
Reverse factoring		-	-	(148,928)	(148,928)
Long-term debt		-	-	(285,971)	(285,971)
Accrued expenses		-	-	(120,366)	(120,366)
Other current liabilities		-	-	(31,017)	(31,017)
Total	R$	-	672,747	(952,117)	(279,370)

		As at December 31, 2018
		Carrying amount
			Finacial
			assets	Finacial
			measured at	liabilities
			amortized	measured at
Financial assets or liabilities, not measured at fair value		Fair value	cost	amortized cost	Total		Total
		BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	R$	-	67,321	-	67,321	US$	17,374
Restricted cash, current and non-current portion		-	21,529	-	21,529		5,556
Trade accounts receivables		-	163,807	-	163,807		42,275
Due from related parties		-	7	-	7		2
Judicial deposits		-	119,717	-	119,717		30,896
Other assets, current and non-current portion		-	14,166	-	14,166		3,656
Trade accounts payable		-	-	(337,120)	(337,120)		(87,003)
Reverse factoring		-	-	(45,276)	(45,276)		(11,685)
Long-term debt		-	-	(228,879)	(228,879)		(59,069)
Accrued expenses		-	-	(136,721)	(136,721)		(35,285)
Other liabilities, current and non-current portion		-	-	(25,711)	(25,711)		(6,636)
Total	R$	-	386,547	(773,707)	(387,160)	US$	(99,917)

ii.               Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The estimated fair value of Long-term debts is based on the current rates offered to the Company for the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of these financial instruments has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of these financial instruments at December 31, 2017 and 2018 closely approximated the fair value at December 31, 2017 and 2018, respectively.

During the years ended December 31, 2017 and 2018, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

iii.              Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•        credit risk (see (a));

•        liquidity risk (see (b)); and

•        market risk (see (c)).

a.      Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade accounts receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and, for business to customer (B2C) sales, it considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2017 and 2018.

At December 31, 2017 and 2018, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Credit card operations	R$	87,983	R$	140,719	US$	36,316
B2B customers and others		46,056		44,235		11,417
Total trade accounts receivable	R$	134,039	R$	184,954	US$	47,733
Allowance for doubtful accounts		(20,871)		(21,147)		(5,458)
Trade accounts receivable, net	R$	113,168	R$	163,807	US$	42,275

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

At December 31, 2017 and 2018, respectively, the aging of trade accounts receivable was as follows:

		As at December 31, 2017
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
		BRL		BRL		BRL
Not past due	R$	109,135	R$	(8,199)	R$	100,936
Past due 1-30 days		5,449		(2,134)		3,315
Past due 31-90 days		5,304		(3,686)		1,618
Past due 91-120 days		3,551		(1,845)		1,706
Past due 120-180 days		4,278		(3,108)		1,170
Past due over 180 days		6,322		(1,899)		4,423
Total	R$	134,039	R$	(20,871)	R$	113,168

		As at December 31, 2018
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
		BRL		BRL		BRL		USD
Not past due	R$	163,924	R$	(4,525)	R$	159,399	US$	41,137
Past due 1-30 days		1,034		(159)		875		226
Past due 31-90 days		2,461		(731)		1,730		446
Past due 91-120 days		1,784		(247)		1,537		397
Past due 120-180 days		2,183		(1,928)		255		66
Past due over 180 days		13,568		(13,557)		11		3
Total	R$	184,954	R$	(21,147)	R$	163,807	US$	42,275

Other assets, non-current

During the third quarter of 2018, the Company terminated a commercial relationship with Midway Labs USA LLC supplier of supplements and vitamins, against which the Company filed a lawsuit The Company has at December 31, 2018 receivables of R$ 27,390 (USD 7,069), R$24,381 as at December 31, 2017, with that former partner. The Company performed an analysis of the recoverability of such amounts. The Company reclassified such amount from Other assets to Other assets, non-current, and recognized an expected loss (against Cost of sales and Selling and marketing expenses) of R$ 13,225 (USD 3,413).

The Company measured expected credit losses of that financial instrument in a way that reflects:

(a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

(b) the time value of money; and

(c) reasonable and supportable information that is available.

b.      Liquidity risk

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

The following are the remaining contractual maturities of financial liabilities as of December 31, 2018. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of December 31, 2017 and 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at December 31, 2017
		Carrying amount		Contractual cash flows
				Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	285,971	R$	114,356	R$	175,141	R$	9,634	R$	10,558
Trade accounts payable		365,835		369,493		-		-		-
Reverse factoring		148,928		150,625		-		-		-
Taxes and contributions payable		19,875		19,875		-		-		-
Accrued expenses		120,366		120,366		-		-		-
Other current liabilities		31,017		31,017		-		-		-
Provision for labor, civil and tax risks		12,523		-		-		-		12,523
Other non-current liabilities		27		-		-		-		27
	R$	984,542	R$	805,732	R$	175,141	R$	9,634	R$	23,108

		As at December 31, 2018
		Carrying amount		Carrying amount		Contractual cash flows
						Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	228,879	US$	59,069	R$	59,264	R$	191,630	R$	7,120	R$	6,166
Trade accounts payable		337,120		87,003		339,660		-		-		-
Reverse factoring		45,276		11,685		45,629		-		-		-
Accrued expenses		136,721		35,285		136,721		-		-		-
Other current liabilities		25,709		6,635		25,709		-		-		-
Provision for labor, civil and tax risks		19,935		5,145		-		-		-		19,935
	R$	793,640	US$	204,822	R$	606,983	R$	191,630	R$	7,120	R$	26,101

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2017 and 2018:

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Unrestricted cash and cash equivalents	R$	395,962	R$	67,321	US$	17,374
Undrawn credit facility		347		-		-
Available liquidity	R$	396,309	R$	67,321	US$	17,374

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

c.      Market risk

Foreign Currency Exchange Risk

The Company’s revenue are denominated in the functional currencies of the countries in which its operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

	December 31, 2017
	USD	BRL
Trade accounts payable	7,920	26,199
Accrued expenses	879	2,908
Net statement of financial position exposure	8,799	29,107

	December 31, 2018
	USD	BRL
Other current assets	(2,462)	(9,540)
Trade accounts payable	1,410	5,463
Accrued expenses	65	252
Net statement of financial position exposure	(987)	(3,824)

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

		Profit or loss
At December 31, 2017		Strenghthening	Weakening
		BRL	BRL
Net Exposure in USD	R$	2,911	(2,911)

		Profit or loss
At December 31, 2018		Strenghthening	Weakening
		BRL	BRL
Exposure in USD	R$	(382)	382

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2018.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$1,222 (US$369) for the year ended December 31, 2018. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$393 (US$119) for the year ended December 31, 2018.

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

The inflation rate in Argentina has exceeded projections over the past quarters. As a result, the consumer price index (CPI) currently being used to monitor inflation in Argentina indicate three-year cumulative inflation rates that have increased significantly, also related to the depreciation of the Argentinian Peso. The details of recognition of the effects of inflations in Argentina operations are disclosed in note 3.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

20.        Income Taxes

Accounting policy

Income tax comprises current and deferred tax. Current and deferred income tax are recognized in the consolidated statements of profit or loss except for items directly recognized in equity or in OCI.

i.                 Current Income Tax

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

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

ii.               Deferred Income Tax

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

Deferred income tax assets and liabilities are offset only if:

•        the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

•        the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

o   the same taxable entity, or

o   different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Critical accounting estimates and judgments

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

i.                 Income tax expenses reconciliation

A reconciliation of income tax expense at the weighted average tax rate to the Company´s and its subsidiaries actual income tax expense in 2016, 2017 and 2018, is shown below:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

		Year ended December 31,
		2016		2017		2018		2018
		BRL Restated		BRL Restated		BRL		USD

Loss before income tax	R$	(134,244)	R$	(154,222)	R$	(321,593)	US$	(82,996)
Tax rate (1)		45.01%		39.66%		34.08%		34.08%
		60,418		61,169		109,594		28,284
Increase (decrease) resulting from:
Non-deductible expenses		(20,001)		(24,789)		(21,294)		(5,496)
Unrecognized deferred tax benefits		(32,820)		(26,384)		(74,275)		(19,169)
Other		(7,597)		(9,996)		(14,227)		(3,671)
		-		-		(202)		(52)

Effective tax rate		0.00%		0.00%		0.06%		0.06%
Income tax expense	R$	-	R$	-	R$	(202)	US$	(52)

(1) Weighted average tax rate of the Company and its subsidiaries.

ii.               Unrecognized deferred income tax assets

The Company and its subsidiaries have experienced tax losses since inception and therefore they have not recognized deferred income tax assets in respect of the following items to the extent there is no taxable temporary difference that will reverse in the same period that deductible temporary differences reverse.

Deferred income tax assets may be recognized when the Company starts to experience future sustainable taxable income and it is probable that these tax benefits will be realized.

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

Deductible temporary differences	R$	52,139	R$	73,407	US$	18,945
Income tax loss carry foward		195,538		211,171		54,498
Total unrecognized deferred income tax assets	R$	247,677	R$	284,578	US$	73,443

Tax losses carried forward for Argentina expire as follows:

	December, 31
		2018		2018
Expiry date		BRL		USD
2019	R$	2,037	US$	526
2020		2,498		645
2021		2,982		770
2022		4,283		1,105
2023		5,964		1,539
	R$	17,763	US$	4,584

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

Brazilian unrecognized income tax carryforward losses amounting to R$ 142,218 and R$193,408 (US$49,914) at December 31, 2017 and 2018 does not expire, however they can only offset up to 30 percent of a taxpayer’s taxable income in any given year.

21.        Shareholders’ Equity

i.                 Common Shares

At December 31, 2017 and 2018, the Company had 31,557,785 of common shares, respectively, with a par value of US$0.0033 issued and outstanding, respectively. All common shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends and to one vote per share at general meetings of the Company. The Company has not declared a dividend for the years ended December 31, 2016, 2017, and 2018.

ii.               Treasury Shares

All rights attached to the Company’s common shares held by the Company (i.e. treasury shares) are suspended until those shares are reissued. During 2016, the Company’s board of directors approved the repurchase of 7,320 of its own common shares.

A summary of treasury shares activities during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

	No. Shares		Share Capital
			BRL		USD
Balance at January 1, 2016	15,331	R$	925
Repurchased	7,320		608
Balance at December 31, 2016	22,651	R$	1,533
Repurchased	-		-
Balance at December 31, 2017	22,651		1,533	US$	396
Repurchased	-		-		-
Balance at December 31, 2018	22,651	R$	1,533	US$	396

22.        Share-based Payments

Accounting policy

The Company may grant share-based payments to employees, directors, other service providers or independent contractors. These awards are accounted for as follows:

Equity-settled arrangement

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The cost of equity-settled transactions is determined by the fair value at the grant date.

The Company did not modify any awards during the years ended December 31, 2016, 2017 and 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

Critical accounting estimates and judgments

The fair value of shares options is determined based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is estimated on the date of grant using the Black-Scholes model. The Company considers many factors when estimating expected forfeitures, including employee level, economic conditions, time remaining to vest, and historical forfeiture experience.

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 1,296,470 share options to key employees, directors and independent contractors. On August 7, 2018, the Board approved the increase of the size of the Company’s share option pool from 956,470 to 1,296,470 of its common shares. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

i.                 Arrangements previously classified as cash-settled

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

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has become public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option. For the 2018 granted options the Company extinguished these non-contractual practices.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was re-measured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of the Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company´s shares. As mentioned above, for the 2018 granted options the Company extinguished this practice.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

A summary of option activities under the Plan and changes during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

			Weighted	Weighted Average
	Number of		Average	Remaining
Cash-settled arrangements	Units		Exercise Price	Contractual Term
			Per Unit	(in years)
			USD
Oustanding at January 1, 2016	273,147		19.28	1.1 year
Granted	110,250		8.10
Exercised	(20,022)		8.10
Forfeited, cancelled and expired	(16,608)		8.10
Oustanding at December 31, 2016	346,767	US$	16.91	1.3 year
Granted	-		-
Exercised	-		-
Forfeited, cancelled and expired	(73,710)		43.31
Transfer from cash-settled	(273,057)		(9.59)
arragements on April 12nd
Oustanding at December 31, 2017	-	US$	-	0 year

ii.               Equity-settled arrangements

During the years ended December 31, 2017 and 2018, the Company granted 127,500 and 828,000 share options, respectively, under the Plan with a non-market performance condition.

The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been reclassified to equity-settled.

As the Company provided holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the years ended December 31, 2016, 2017 and 2018 is set forth in the following table:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

			Weighted	Weighted Average
Equity-settled arrangements	Number of		Average	Remaining
	Units		Exercise Price	Contractual Term
			Per Unit	(in years)
			USD
Oustanding at January 1, 2016	-		-
Granted	23,250		8.10
Exercised	-		-
Forfeited, cancelled and expired	-		-
Oustanding at December 31, 2016	23,250	US$	8.10	0.8 year
Granted	127,500		8.10
Exercised	(30,308)		8.10
Forfeited, cancelled and expired	(23,879)		8.10
Transfer from cash-settled
arragements on April 12nd	273,057		9.59
Oustanding at December 31, 2017	369,620	US$	9.20	0.7 year
Granted	828,000		4.37
Exercised	-		-
Forfeited, cancelled and expired	(239,436)		9.91
Oustanding at December 31, 2018	958,184	US$	4.85	2.26 years

Vested at December 31, 2017	381,282
Vested at December 31, 2018	296,351

As of December 31, 2017 and 2018, the Company had remaining unrecognized compensation cost of R$6,707 and R$2,083 (US$537), respectively, which is expected to be recognized over a weighted average period of 2.26 year.

The Company recognized compensation expense (income) for both cash and equity-settled arrangements of R$ 930, R$(13,860) and R$7,923 (US$2,045) for years ended December 31, 2016, 2017 and 2018, respectively.

Upon completion of the initial public offering in April 2017, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value per common share underlying the Company share options was re-measured to US$18.00 per common share, which was the price of the common shares on the date of its initial public offering. Subsequent to the initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and the Company uses the market price of the publicly traded common shares as an indicator of fair value).

The weighted average fair value of granted options were estimated at US$18.00 and US$5.91 per share at December 31, 2017 and 2018, respectively.

23.        Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2017 and 2018 are listed in note 2.3.

The Company has the following related party transactions:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

				Year ended December 31,
				2017		2018		2018
				BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$			12	R$	7	US$	2

		Year ended December 31,
		2016		2017		2018		USD Total
Income statement amounts		BRL		BRL		BRL		USD
Key management personnel compensation
Compensation and short-term benefits		9,535		19,699		12,882		3,325
Share-based payments		677		4,652		1,510		390
Total	R$	10,212	R$	24,351	R$	14,392	US$	3,715

Financial expenses
Convertible notes interest	R$	-	R$	2,069	R$	-	US$	-

24.        Contingencies

Accounting policy

Provisions for tax, civil and labor risks are recorded when the Company has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

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

Judicial deposits are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related. These deposits accrue interest based on the applicable country’s risk-free interest rate and are reported in non-current assets until a final judicial decision. Changes in judicial deposits are presented as operating activities in the statement of cash flow.

Critical accounting estimates and judgments

By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential out comes of future events.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

i.       Provision for litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible, or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total
		BRL		BRL		BRL		BRL
As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177
Additions, net of reversals		383		3,039		7,222		10,644
Payments		(52)		(3,246)		-		(3,298)
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,232
Additions, net of reversals		(135)		5,550		6,114		11,529		2,975
Payments		(190)		(3,927)		-		(4,117)		(1,062)
As of December 31, 2018	R$	498	R$	2,646	R$	16,791	R$	19,935	U$	5,145

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

ii.     Contingent liabilities

In September 2017, the Company received a tax assessment amounting to R$89,013 from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

In December 2018, the Company received a tax assessment amounting to R$51,853 from the Brazilian tax authorities, asserting that the Company had unduly considered ICMS tax credits related to sales returns, effectively reducing the ICMS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

iii.    Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrue interest at Brazil´s official short-term interest rate (SELIC).

		Year ended December 31,
		2017		2018		2018
		BRL		BRL		USD

VAT taxes Brazil (PIS and COFINS)[1]	R$	94,909	R$	101,971	US$	26,316
PIS and COFINS on financial income[1]		2,558		3,319		857
Tax on manufactured products (IPI)[2]		7,489		12,576		3,246
Other		1,958		1,851		477
Total judicial deposits		106,914		119,717		30,896

(1)     Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS):

in disputes related to:

i)                Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company´s lawyers assessed the likelihood of losing this legal dispute as remote as of December 31, 2017 and 2018. Since August 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)               A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)     Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

iv.    Class action

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

As disclosed by the Company on August 9, 2018 two purported shareholder class actions under U.S. Securities Act of 1933 were filed before the Supreme Court of the State of New York, claiming that the Company, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with Company’s April 2017 initial public offering. The Company is reviewing the complaints and intend to vigorously defend against these and any other related lawsuits.

As the dispute is still in its findings and class certification stages and considering that the outcome of the dispute is subject to considerable uncertainty, it is not possible, at this stage, for the Company to reasonably estimate the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the financial statements. An unfavorable outcome of the class action may have a material impact on the Company.

25.        Impairment of long-lived assets

Accounting policy and Critical accounting estimates and judgments

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use calculation is based on a DCF model. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The cash flows are derived from the budget for the next years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are further below in this note.

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

As at December 31, 2018, the market capitalization of the Company was below the book value of its own equity, indicating a potential impairment of the assets.

The Company has defined as a cash-generating unit each country where it operates. For impairment test purpose, the intangible assets located in Cayman, where it has no operations and its assets are used by its subsidiaries, were allocated to Brazil CGU.

Key assumptions used in value in use calculations and sensitivity to changes in assumptions

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to consolidated financial statements

As of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018

(In thousands of reais and dollars, unless otherwise stated)

The calculation of value in use CGU’s is most sensitive to the following assumptions:

-        Compound annual growth rate (CAGR)

-        Working capital over Net Revenue

-        Discount rate

-        Royalty

CGU	Project period	CAGR	Working capital	Discount rate
Brazil	5 years	12.20%	13.20%	14.5%

CGU	Project period	CAGR	Royalty	Discount rate
Shoestock	Perpetual	11.30%	6.8%	14.5%

Given the degree of uncertainty of these assumptions, the Company performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points.

There were no impairment losses for the years ended December 31, 2016, 2017 or 2018.

***********